As filed with the Securities and Exchange Commission on January 14, 2022

Securities Act File No. 333-252270
Investment Company Act File No. 811-22312

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-2

☒	REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

☐	PRE-EFFECTIVE AMENDMENT NO. _____

☒	POST-EFFECTIVE NO. 1

AND/OR
☒	REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940

☒	AMENDMENT NO. 16

ACAP STRATEGIC FUND
(Exact Name of Registrant as Specified in Charter)
350 Madison Avenue, 20th Floor
New York, New York 10017
(Address of Principal Executive Offices)
(212) 716-6840
(Registrant’s Telephone Number, including Area Code)

Jennifer Shufro
SilverBay Capital Management LLC
350 Madison Avenue, 20th Floor
New York, New York 10017
(Name and Address of Agent for Service)

Copies to:
George M. Silfen, Esq.
Kramer Levin Naftalis & Frankel LLP
1177 Avenue of the Americas
New York, NY 10036

Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of this registration statement

☐	Check box if the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans.

☒	Check box if any securities being registered on this Form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933 (“Securities Act”), other than securities offered in connection with a dividend reinvestment plan.

☐	Check box if this Form is a registration statement pursuant to General Instruction A.2 or a post-effective amendment thereto.

☐	Check box if this Form is a registration statement pursuant to General Instruction B or a post-effective amendment thereto that will become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act.

☐	Check box if this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction B to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act.

It is proposed that this filing will become effective (check appropriate box)

☐	when declared effective pursuant to Section 8(c) of the Securities Act

☒	immediately upon filing pursuant to paragraph (b) of Rule 486

☐	on (date) pursuant to paragraph (b) of Rule 486

☐	60 days after filing pursuant to paragraph (a) of Rule 486

☐	on (date) pursuant to paragraph (a) of Rule 486

If appropriate, check the following box:

☐	This [post-effective] amendment designates a new effective date for a previously filed [post-effective amendment] [registration statement].
☐	This Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is: .
☐	This Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is: .
☐	This Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is: .

Check each box that appropriately characterizes the Registrant:

☒	Registered Closed-End Fund (closed-end company that is registered under the Investment Company Act of 1940 (“Investment Company Act”)).
☐	Business Development Company (closed-end company that intends or has elected to be regulated as a business development company under the Investment Company Act).
☒	Interval Fund (Registered Closed-End Fund or a Business Development Company that makes periodic repurchase offers under Rule 23c-3 under the Investment Company Act).
☐	A.2 Qualified (qualified to register securities pursuant to General Instruction A.2 of this Form).
☐	Well-Known Seasoned Issuer (as defined by Rule 405 under the Securities Act).
☐	Emerging Growth Company (as defined by Rule 12b-2 under the Securities and Exchange Act of 1934).
☐	If an Emerging Growth Company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.
☐	New Registrant (registered or regulated under the Investment Company Act for less than 12 calendar months preceding this filing).

January 14, 2022

Shares of Beneficial Interest

Class A Shares
Class W Shares

ACAP Strategic Fund (the “Fund”) is a Delaware statutory trust that is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as a closed-end management investment company. The Fund operates as a diversified investment company and as an interval fund under Rule 23c-3 of the 1940 Act and, as such, offers to repurchase between 5% - 25% of its outstanding shares at their net asset value as of or prior to the end of each fiscal quarter (as described on page iii). SilverBay Capital Management LLC serves as the investment adviser of the Fund (the “Adviser”).

The Fund’s investment objective is to achieve maximum capital appreciation. The Fund pursues this objective by investing its assets primarily in publicly-traded equity securities of U.S. and foreign companies that the Adviser believes are well positioned to benefit from demand for their products or services, including companies that can innovate or grow rapidly relative to their peers in their markets. The Fund also pursues its objective by effecting short sales of securities when the Adviser believes that the market price of a security is above its estimated intrinsic or fundamental value. The Fund may also borrow money for investment purposes, i.e., leverage its assets. The Fund may also generate leverage through engaging in securities lending. Short sales, swaps and the use of leverage (either directly or through securities lending) are speculative investment practices and involve a high degree of risk. (See “Principal Risk Factors — Leverage & Borrowings Risk” and “Principal Risk Factors — Securities Lending Risk.”)

The Fund has no plans to list its shares of beneficial interest (“shares”) on any securities exchange, and there is no assurance that any secondary market will develop for shares. Shares are subject to transfer restrictions, including a requirement that shares must be held in the investor’s account with the Underwriter or a Selling Agent (each as defined on the next page) and, except for certain circumstances, may only be transferred to persons who are “Qualified Investors” (as described on page iii).

This prospectus (the “Prospectus”) sets forth concisely the information about the Fund that a prospective investor should know before investing. You are advised to read this Prospectus carefully and to retain it for future reference. A statement of additional information (“SAI”) dated January 14, 2022, as it may be supplemented, containing additional information about the Fund, has been filed with the Securities and Exchange Commission (the “SEC”) and is incorporated by reference in its entirety into this Prospectus. You may request a free copy of the SAI (the table of contents of which is on page 57 of this Prospectus), the Fund’s annual and semi-annual reports to shareholders, and other information about the Fund, and make shareholder inquiries by writing to ACAP Strategic Fund, 350 Madison Avenue, 20th Floor, New York, NY 10017 or by calling collect (212) 716-6840 (the Fund does not maintain an Internet Website). You also may obtain a copy of the SAI (as well as material incorporated by reference and other information regarding the Fund) from the SEC’s website (http://www.sec.gov). The address of the SEC’s internet site is provided solely for the information of prospective investors and is not intended to be an active link.

INVESTING IN SHARES INVOLVES A HIGH DEGREE OF RISK. (SEE “PRINCIPAL RISK FACTORS” BEGINNING ON PAGE 19.)

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

BREAKWATER GROUP DISTRIBUTION SERVICES, LLC

Underwriter

(CONTINUED FROM COVER PAGE)

Breakwater Group Distribution Services, LLC (“Breakwater”, the “Underwriter” or the “Distributor”), an underwriter under the federal securities laws, serves as the underwriter of the Fund’s shares on a best efforts basis. Pursuant to the terms of the Underwriter’s distribution agreement with the Fund, the Underwriter may retain unaffiliated brokers or dealers to act as selling agents (“Selling Agents”) to assist in the distribution of shares. Breakwater has entered into a sub-distribution agreement with Foreside Fund Services, LLC, (“Foreside”) under which Foreside may retain certain unaffiliated brokers or dealers to act as Selling Agents to sell the Fund’s shares. The Adviser (or its affiliates) may also enter into agreements with registered investment advisers to allow them to transact in Class W shares on behalf of their clients (such registered investment advisers shall also be deemed “Selling Agents” as the context requires herein). The Fund reserves the right to withdraw, cancel, suspend or modify the offering of shares at any time and to reject, in its sole discretion in whole or in part, any order from an individual offeree or class of offerees. Shares of the Fund are offered for purchase once a month at a price equal to net asset value next determined after an order is accepted, plus a sales load (if applicable). Purchase orders for shares sold in connection with a monthly offering must be received in proper form by the Underwriter prior to the close of business (normally 5 p.m. Eastern Time) on the day of the month specified by the Underwriter (typically the last business day of the month) in a written communication to the Selling Agents (and communicated by Selling Agents to their customers), which can be, with respect to certain Selling Agents, as many as five business days prior to the end of a month (a “Closing Time”). At each Closing Time purchase orders received in proper form and not rejected by or on behalf of the Fund will be accepted by the Fund and deposited monies will be invested in the Fund (net of the sales load, if applicable) as of the first day of the next month following submission of an investor’s purchase order. Investors will receive written or electronic confirmation of each transaction and regular reports showing account balances. A prospective investor may rescind a purchase order for shares at any time prior to a Closing Time.

Class A share investors may be charged a sales load up to a maximum of 3% on the purchase price of Class A shares. The specific amount of the sales load is not fixed and will be determined by the investor and its broker, dealer or other financial intermediary. (See “The Offering – Plan of Distribution.”) Any applicable sales load is charged prior to investment in the Fund such that the amount invested in the Fund is net of such sales load and the amount of such load neither constitutes an investment by the investor nor forms part of the assets of the Fund. Any applicable sales load is subject to the applicable limitations imposed by the rules and regulations of the Financial Industry Regulatory Authority, Inc. Sales of Class W shares not subject to a sales load.

In addition, Selling Agents are not required by the Fund or Distributor to charge any sales load on Class A shares and instead may charge clients transaction fees or other transaction charges in such amounts as they may determine (which may be higher or lower than 3% of the invested amount). Selling Agents may impose additional or other transaction fees/charges. Transaction fees or other transaction charges will vary among Selling Agents and each Selling Agent may vary its level of charges to each investor based on such investor’s total account size or on such other basis as determined by the Selling Agent.

The minimum initial investment in the Fund by an investor is $50,000, and the minimum subsequent investment must be at least $5,000.

In addition, Class W shares of the Fund are currently only available to investors whose investment in the Fund is made through an asset-based fee program sponsored by a registered broker-dealer or registered investment adviser (also known as a “wrap fee” program) and whose financial advisor recommends their investment in the Fund. Wrap fee programs are arrangements between broker-dealers, investment advisers, banks and other financial institutions (typically acting as sponsors of the programs) through which the customers of such firms receive discretionary investment advisory, execution, clearing, and custodial services in a “bundled” form. In exchange for these “bundled” services, customers pay an all-inclusive – or “wrap” – fee determined as a percentage of the assets held in the wrap fee account.

Not all investors are able to access Class W shares. Certain brokerage firms may not offer fee-based advisory programs that allow investors to access Class W shares as described above or investors may not qualify for any such program at their brokerage firms that allows such access. It is also possible that certain brokerage firms may not offer the Fund as part of any such fee-based advisory program.

Further, the decision by investors to invest in the Fund through Class W shares must be made on a case by case basis after careful discussion with the investor’s financial advisor to determine whether Class W shares are most appropriate for the investor, such determination to be based both on economic and non-economic factors.

Under certain circumstances (including where a Class A shareholder may be eligible to invest in Class W shares), and only as authorized by the Distributor or the Fund, Class A shares may be exchanged for Class W shares. Any such exchange would generally not be a taxable event for U.S. federal income tax purposes. If shares are exchanged, such transaction shall not be considered a repurchase from the Fund triggering a Fiscal Period end for purposes of calculation of the Incentive Fee (as defined on the next page).

(CONTINUED FROM INSIDE FRONT COVER)

Under certain circumstances (including where a Class W shareholder may be eligible to invest in Class A shares), and only as authorized by the Distributor or the Fund, Class W shares may be exchanged for Class A shares. Any such exchange would generally not be a taxable event for U.S. federal income tax purposes. If shares are exchanged, such transaction shall not be considered a repurchase from the Fund triggering a Fiscal Period end for purposes of calculation of the Incentive Fee (as defined below).

Pursuant to the distribution agreement, Class A shares of the Fund are subject to ongoing distribution and shareholder servicing fees that may be used to compensate Selling Agents for selling shares of the Fund, marketing the Fund and providing, or arranging for the provision of, ongoing investor services and account maintenance services to investors in the Fund. These fees are accrued daily and paid monthly in an amount not to exceed, in the aggregate, 0.75% (on an annualized basis) of the net asset value of Class A shares of the Fund. Class W shares are not subject to such ongoing distribution and shareholder servicing fees but are only available through a wrap fee program, as described above.

Shares of the Fund may be purchased only by U.S. investors who certify to the Fund or its agents that they have a net worth (in the case of a natural person, either as an individual or with assets held jointly with a spouse) of more than $2.2 million, excluding the value of the primary residence of such person and any debt secured by such property (up to the current market value of the residence), or otherwise meet the definition of a “qualified client” under Rule 205-3 promulgated under the Investment Advisers Act of 1940, as amended (“Qualified Investors”), as described more fully herein. In order to purchase shares, a prospective investor must submit a completed investor certification to the Underwriter or a Selling Agent prior to the Closing Time. (A form of investor certification is included in Appendix A to this Prospectus, which may be modified or supplemented as necessary to comply with the certification and/or substantiation requirements of individual Selling Agents.) Shares may only be purchased through, and with funds drawn on, an investor’s brokerage account with the Underwriter or Selling Agent. Additional information regarding the process for buying shares is set forth under “The Offering — Purchase Terms; Minimum Investment” and “Investor Qualifications and Suitability.”

Investors may not be able to sell their shares. The Fund has no plans to list its shares on any securities exchange, the Fund’s shares have no history of public trading and there is no assurance that any secondary market will develop for shares. Shares are subject to transfer restrictions, including a requirement that shares must be held in the investor’s account with the Underwriter or a Selling Agent and, except for certain circumstances, may only be transferred to persons who are Qualified Investors. Transfers of Shares to someone who is not a Qualified Investor will not be permitted, unless the transfer is: (i) by gift or bequest, or pursuant to an agreement relating to a legal separation or divorce and (ii) to an account with a broker or dealer or registered investment adviser that has entered into a selling agreement with the Underwriter, or authorization agreement with the Adviser (or its affiliates), respectively. (See “Investor Qualifications and Suitability — Investor Suitability: Transfer Restrictions.”)

The Fund operates as an “interval fund” under Rule 23c-3 of the 1940 Act and, as such, provides a limited degree of liquidity to shareholders. As an interval fund, the Fund has adopted a fundamental policy to offer to repurchase at least 5% of its outstanding shares at their net asset value at regular intervals. Currently, the Fund intends to offer to repurchase 25% of its outstanding shares as of or prior to the end of each fiscal quarter. However, repurchase offers in excess of 5% of the Fund’s outstanding shares for any particular fiscal quarter are entirely within the discretion of the Fund’s board of trustees and, as a result, there can be no assurance that the Fund would make repurchase offers for amounts in excess of 5% of the Fund’s outstanding shares. There can be no assurance that shareholders tendering shares for repurchase in any such offer will have all of their tendered shares repurchased by the Fund. (See “Additional Risk Factors — Repurchase Offers” and “Repurchase Offers — Oversubscribed Repurchase Offer.”)

The Fund pays the Adviser a monthly management fee computed at the annual rate of 1.50% of the Fund’s average daily net assets. Additionally, following the end of each fiscal year (and whenever the Fund conducts a share repurchase offer, as described herein), the Fund pays the Adviser an incentive fee (the “Incentive Fee”) generally equal to 20% of the Fund’s net profits, subject to reduction for prior period losses of the Fund that have not been offset by subsequent net profits. For purposes of calculating the Incentive Fee, net profits will generally be determined by calculating the amount by which the net assets of the Fund as of the end of a fiscal year exceeds the net assets as of the beginning of the fiscal year (excluding increases or decreases of net assets associated with share issuances, repurchases or dividends or other distributions). For more details regarding the Incentive Fee, see “Fees and Expenses — Incentive Fee.” The Incentive Fee structure presents risks that are not present in investment funds without incentive fees. (See “Additional Risk Factors — The Incentive Fee.”) The fees paid by the Fund to the Adviser are similar to those of private investment funds, but significantly higher than those of most other registered investment companies. (See “Fees and Expenses — Management Fee” and “Fees and Expenses — Incentive Fee.”)

SHARES ARE NOT DEPOSITS OR OTHER OBLIGATIONS OF, OR GUARANTEED OR ENDORSED BY, ANY BANK OR OTHER INSURED DEPOSITORY INSTITUTION, AND ARE NOT FEDERALLY INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE FEDERAL RESERVE BOARD OR ANY OTHER GOVERNMENT AGENCY.

TO ALL INVESTORS

This prospectus (the “Prospectus”) does not constitute an offer to sell or the solicitation of an offer to buy, and no sale of shares will be made, in any jurisdiction in which the offer, solicitation or sale is not authorized or to any person to whom it is unlawful to make the offer, solicitation or sale. No person has been authorized to make any representations concerning the Fund that are inconsistent with those contained in this Prospectus. Prospective investors should rely only on information contained in this Prospectus, the Fund’s statement of additional information and exhibits filed by the Fund. Each prospective investor should consult his, her or its own professional advisors as to the legal, tax, financial or other matters relevant to the suitability of an investment in the Fund for the investor. Prospective investors should read this Prospectus carefully before investing and retain it for future reference.

PRIVACY NOTICE

An important part of our commitment to you is our respect to your right to privacy. Protecting all of the information we are either required to gather or which accumulates in the course of doing business with you is a cornerstone of our relationship with you. This Privacy Notice sets forth the policies of the Fund with respect to the collection, sharing and protection of non-public personal information of the Fund’s investors, prospective investors and former investors. These policies may be changed at any time, provided that a notice of such change is given to you. Please read this Privacy Notice carefully to understand what we do.

We collect personal information about you (such as your name, address, social security or tax identification number, assets and income) in the course of doing business with you or from documents that you may deliver to us or to an agent of the Fund. We may use this information to effectively administer our customer relationship with you. It also permits us to provide efficient, accurate and responsive service, to help protect you from unauthorized use of your information and to comply with regulatory and other legal requirements. These include those related to institutional risk control and the resolution of disputes or inquiries.

We do not disclose any nonpublic, personal information about the Fund’s investors, prospective investors or former investors to third parties, except as permitted or required by law. We maintain physical, electronic and procedural safeguards to protect such information, and limit access to such information to those employees who require it in order to provide services to you.

To service your account and effect transactions, we may provide your personal information to our affiliates and to non-affiliate firms (i.e., companies not related by common ownership or control) that assist us in servicing your account and have a need for such information, such as a broker or administrator. We may also disclose such information to service providers and financial institutions with whom we have marketing arrangements. We require third party service providers and financial institutions with which we have marketing arrangements to protect the confidentiality of your information and to use the information only for the purposes for which we disclose the information to them. We do not otherwise provide information about you to outside firms, organizations or individuals except to our attorneys, accountants and auditors and as permitted by law.

It may be necessary, under anti-money laundering or other laws, to disclose information about you in order to accept your purchase order. Information about you may also be released if you so direct, or if we, or an affiliate, are compelled to do so by law, or in connection with any government or self-regulatory organization request or investigation.

We are committed to upholding these privacy policies. We will notify you on an annual basis of our policies and practices in this regard and at any time that there is a material change thereto.

THE REST OF THE PAGE IS INTENTIONALLY LEFT BLANK

PROSPECTUS SUMMARY

In making an investment decision, an investor must rely upon his, her or its own examination of ACAP Strategic Fund (the “Fund”) and the terms of the offering, including the merits and risks involved in acquiring shares of beneficial interest (“shares”) in the Fund. This is only a summary of information to consider before investing and is qualified in its entirety by the more detailed information that follows elsewhere in this prospectus (the “Prospectus”). An investor should review the entire Prospectus and statement of additional information (“SAI”), available upon request, before making a decision to purchase shares of the Fund.

The Fund	ACAP Strategic Fund (the “Fund”) is a Delaware statutory trust that is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as a closed-end management investment company. The Fund operates as a diversified investment company. SilverBay Capital Management LLC, a Delaware limited liability company that is registered as an investment adviser with the Securities and Exchange Commission (the “SEC”) under the Investment Advisers Act of 1940, as amended (the “Advisers Act”), serves as the investment adviser of the Fund (the “Adviser”). The Adviser is controlled by its sole member, Alkeon Capital Management, LLC (“Alkeon”), which is registered with the SEC as an investment adviser. Mr. Panayotis (“Takis”) Sparaggis, the controlling person and Chief Investment Officer of Alkeon, serves as the Fund’s principal portfolio manager (the “Portfolio Manager”) and as the lead member of the Adviser’s Investment Team, and has served as the Fund’s principal Portfolio Manager since the Fund’s commencement of operations in March 2010. Other members of the Investment Team assist Mr. Sparaggis in his role as the Fund’s principal Portfolio Manager.

Principal Investment Strategies

The Fund’s investment objective is to achieve maximum capital appreciation. The Fund pursues this objective by investing its assets primarily in publicly-traded equity securities of U.S. and foreign companies that the Adviser believes are well positioned to benefit from demand for their products or services, including companies that can innovate or grow rapidly relative to their peers in their markets. “Growth companies” are generally considered to possess these characteristics. For purposes of the Fund’s investment program, “equity securities” means common and preferred stocks (including IPO securities and shares of exchange-traded funds that are registered under the 1940 Act (“ETFs”)), convertible securities, stock options (call and put options), warrants and rights.

The Fund may also seek maximum capital appreciation by effecting short sales of securities when the Adviser believes that the market price of a security is above its estimated intrinsic or fundamental value. Under circumstances when the Adviser identifies greater opportunities for capital appreciation by effecting short sales (relative to investing in long positions), the Fund’s portfolio may have a “net-short bias,” where the dollar value of the short positions exceeds the value of long positions. The Fund may also effect short sales for hedging purposes. Due to limitations imposed by the 1940 Act and operational requirements, the Fund generally expects that no more than 50 percent of its total assets would be represented by short sales. (See “Principal Risk Factors — Leverage & Borrowings Risk.”) The Adviser also expects that the Fund’s investment program will make frequent use of leverage. Borrowings by the Fund (which do not include short and derivative transactions) will not exceed 33 ⅓ percent of the Fund’s total assets. (See “Principal Risk Factors — Leverage & Borrowings Risk.”) The Fund may also generate leverage through engaging in securities lending. (See “Principal Risk Factors — Securities Lending Risk.”) Short sales, swaps (discussed below) and the use of leverage (either directly or through securities lending) are considered speculative investment practices and involve certain risks. In addition, the Fund, as a result of certain short sale transactions, may recognize short term capital gain, which will be passed through to investors as ordinary income. (For a more detailed discussion of the tax consequences of short sale transactions, see “Certain Tax Matters — Taxation of Short Sales.”)

The Adviser may use total return swaps to gain long or short investment exposures in lieu of purchasing or selling an equity security directly. In comparison to certain direct long or short transactions, total return swap transactions can sometimes offer more advantageous financing costs and/or a more efficient means of gaining exposure to certain foreign markets where direct investment may be restricted or cost prohibitive. The use of swaps exposes the Fund to counterparty credit risk and leverage risk. (See “Principal Risk Factors —Counterparty Credit Risk” and “Leverage and Borrowings Risk.”) The Adviser may also may enter into or write options (including options on indices) to adjust or hedge its exposure to equity markets. The Adviser will invest the Fund’s assets in equity securities without regard to the issuer’s market capitalization. The Fund may invest without limitation in securities of “foreign issuers,” which, for these purposes, are companies that derive a majority of their revenue or profits from foreign businesses, investments or sales, or that have a substantial portion of their operations or assets abroad. The Fund’s investments in foreign companies may include companies that are located in, or conduct business in, emerging or less developed countries. These investments are typically subject to certain risks to a much greater degree than investments in developed countries. (See “Principal Risk Factors — Foreign Investment Risk” and “Principal Risk Factors—Derivatives Risk, Including the New Derivatives/Short Sale Rule.”)

In making investment decisions for the Fund, the Adviser uses fundamental investment analysis and research to identify attractive investment opportunities. The Adviser’s investment process involves a research driven, bottom-up analysis of a security’s potential for appreciation or depreciation, and includes consideration of the financial condition, earnings outlook, strategy, management and industry position of issuers. This analytical process involves the use of valuation models, review and analysis of published research, and, in some cases, discussions with industry experts and company visits. The Adviser also takes into account economic and market conditions.

The Adviser may, at times, focus on investments in companies which derive a major portion of their revenue directly or indirectly from business lines which benefit, or are expected to benefit, from technological events, advances or products (“Technology Companies”). Conversely, it may seek opportunities for maximum capital appreciation in the equity securities of companies that are, or may be expected to be, disadvantaged by technological events, advances or products. As a result, investments in Technology Companies may comprise a significant portion of the Fund’s portfolio. The Fund’s investment program may also include investments in the equity securities of companies in a variety of other industries and sectors.

In addition, from time to time, the Fund may invest a portion of its assets in securities of privately-held companies consistent with the pursuit of its investment objective (“Private Investments”).

The Fund’s investment program is speculative and entails substantial risks. There can be no assurance that the Fund’s investment objective will be achieved or that its investment program will be successful. Investors should consider the Fund as a supplement to an overall investment program and should invest only if they are willing to undertake the risks involved. Investors could lose some or all of their investment.

Non-Principal Investment Practices	In addition to its principal investment strategies, the Fund may, from time to time, invest in debt securities and certain derivative instruments (in addition to the options and swaps described under “Principal Investment Strategies”), such as forward contracts, options on stock indices, currency options and structured-equity notes. During periods of adverse market conditions in the equity securities markets, the Fund may deviate from its investment objective and invest all or a portion of its assets in high quality debt securities, money market instruments, or hold its assets in cash. The Fund also invests in money market instruments for liquidity purposes. (See “Non-Principal Fund Investment Practices and Their Risks.”)

Borrowings	The Fund is authorized to borrow money for investment purposes, to meet repurchase requests and for liquidity purposes. Borrowings by the Fund (which do not include short and derivative transactions) will not exceed 33 ⅓ percent of the Fund’s total assets. Borrowing for investment purposes (a practice known as “leverage”) is a speculative investment practice and involves certain risks. The Fund may also generate leverage through engaging in securities lending, use of short sales and entering into total return swaps. The Fund’s investment program makes frequent use of leverage. (See “Principal Risk Factors — Borrowings & Leverage Risk” and “Principal Risk Factors — Securities Lending Risk.”)

Management of the Fund	The board of trustees of the Fund (the “Board”) has overall responsibility for the management and supervision of the operations of the Fund. It has delegated responsibility for management of the Fund’s day-to-day operations to the Adviser. (See “Management of the Fund.”)

The Adviser

The Adviser, SilverBay Capital Management LLC, a Delaware limited liability company, serves as the investment adviser of the Fund. Pursuant to an investment advisory agreement with the Fund (the “Advisory Agreement”), the Adviser is responsible for: (i) developing and implementing the Fund’s investment program, (ii) managing the Fund’s investment portfolio and making all decisions regarding the purchase and sale of investments for the Fund, and (iii) providing various management and administrative services to the Fund. The Adviser is controlled by Alkeon. The Adviser and Alkeon provide investment advice for certain other investment funds or other accounts (the “Other Accounts”). Alkeon employs its global growth long-short equity strategy (the “Global Growth Strategy”) for the Fund as well as for certain Other Accounts. Alkeon manages the remaining Other Accounts using different strategies. Alkeon’s other investment strategies have generally similar investment objectives and may have overlapping positions, but they typically target different portfolio risk and return characteristics. For a detailed discussion regarding conflicts of interest, see “Conflicts of Interest – Participation in Investment Opportunities”.

Mr. Sparaggis, the Fund’s principal Portfolio Manager, manages other accounts in accordance with an investment strategy that is substantially similar to that of the Fund. (See “Performance Information.”)

Management Fee & Incentive Fee

In consideration of services provided by the Adviser, the Fund pays the Adviser a monthly management fee computed at the annual rate of 1.50% of the Fund’s average daily net assets (the “Management Fee”). The Fund also pays the Adviser a performance-based incentive fee (the “Incentive Fee”) promptly after the end of each fiscal year of the Fund. The Incentive Fee is determined as of the end of the fiscal year in an amount equal to 20% of the amount by which the Fund’s net profits for all Fiscal Periods (as defined below) ending within or coterminous with the close of such fiscal year exceed the balance of the loss carryforward account (as described below), without duplication for any Incentive Fees paid during such fiscal year. The Fund also pays the Adviser the Incentive Fee in the event a Fiscal Period is triggered in connection with a share repurchase offer by the Fund, as described below. For purposes of calculating the Incentive Fee, net profits means the amount by which: (a) the net assets of the Fund as of the end of a Fiscal Period, increased by the dollar amount of shares of the Fund repurchased during the Fiscal Period (excluding shares to be repurchased as of the last day of the Fiscal Period after determination of the Incentive Fee) and by the amount of dividends and other distributions paid to shareholders during the Fiscal Period and not reinvested in additional shares (excluding any dividends and other distributions to be paid as of the last day of the Fiscal Period), exceeds (b) the net assets of the Fund as of the beginning of the Fiscal Period, increased by the dollar amount of shares of the Fund issued during the Fiscal Period (excluding any shares issued in connection with the reinvestment of dividends and other distributions paid by the Fund). Net assets means the total value of all assets of the Fund, less an amount equal to all accrued debts, liabilities and obligations of the Fund, determined in accordance with the valuation and accounting policies and procedures of the Fund. “Fiscal Period” means each twelve month period ending on the Fund’s fiscal year-end (or such other period ending on the Fund’s fiscal year-end in the event the Fund’s fiscal year is changed), provided that whenever the Fund conducts a share repurchase offer, the period of time from the last Fiscal Period-end through the effective date of the repurchase offer also constitutes a Fiscal Period. (Upon termination of the Advisory Agreement, the Fund will pay the Incentive Fee to the Adviser as if the date of effectiveness of such termination is the end of the Fund’s fiscal year.) In the event that an Incentive Fee is payable with respect to a Fiscal Period that is not the Fund’s fiscal year-end due to the Fund’s share repurchases, the Incentive Fee will be determined as if the end of such Fiscal Period were the end of the Fund’s fiscal year, and only that portion of the Incentive Fee that is proportional to the Fund’s assets paid in respect of such share repurchases (not taking into account any proceeds from any contemporaneous issuance of shares of the Fund, by reinvestment of dividends and other distributions or otherwise) will be paid to the Adviser for such Fiscal Period. Since the Fund operates as an interval fund under Rule 23c-3 of the 1940 Act and conducts repurchase offers every fiscal quarter, Fiscal Periods could be triggered (and, therefore, a portion of the Incentive Fee, if any, would be payable to the Adviser) up to four times each fiscal year. For purposes of determining the Fund’s net asset value, the Incentive Fee is calculated and accrued daily as an expense of the Fund (as if each day is the end of the Fund’s fiscal year).

The Incentive Fee will be payable for a Fiscal Period only if there is no positive balance in the Fund’s loss carryforward account. The loss carryforward account is an account that will have an initial balance of zero upon commencement of the Fund’s operations and, thereafter, will be credited as of the end of each Fiscal Period with the amount of any net loss of the Fund for that Fiscal Period and will be debited with the amount of any net profits of the Fund for that Fiscal Period, as applicable. This is sometimes known as a “high water mark.” (See “Fees and Expenses — Incentive Fee.”)

The Incentive Fee presents certain risks that are not present in investment funds without incentive fees. (See “Additional Risk Factors — The Incentive Fee.”) In addition, although the aggregate fees payable by the Fund to the Adviser are similar to those of private investment funds, they are significantly higher than those paid by most registered investment companies.

The Offering

Class A shares are subject to a maximum sales load and a distribution and shareholder servicing fee. Unlike Class A shares, Class W shares are not subject to any sales load or distribution and shareholder servicing fees.

Shares of the Fund are offered for purchase on a monthly basis in a continuous offering at their net asset value per share, plus, in the case of Class A shares (and if applicable), a sales load of up to 3% of the purchase price (as described below). In addition, Selling Agents (defined below) are not required by the Fund or Distributor to charge any sales load on Class A shares and instead may charge clients transaction fees or other transaction charges in such amounts as they may determine (which may be higher or lower than 3% of the invested amount). Shares will be issued at the net asset value per share next computed after acceptance of an order to purchase shares. The Fund’s net asset value per share will be circulated to Selling Agents (as defined below) offering shares of the Fund.

The minimum initial investment in the Fund by an investor is $50,000. Subsequent investments must be at least $5,000. The minimum investment requirements may be reduced or waived for investments by personnel of the Adviser and its affiliates, and members of their immediate families, and as may be determined by the Board.

Class W shares of the Fund are currently only available to investors whose investment in the Fund is made through an asset-based fee program sponsored by a registered broker-dealer or registered investment adviser (also known as a “wrap fee” program) and whose financial advisor recommends their investment in the Fund. Wrap fee programs are arrangements between broker-dealers, investment advisers, banks and other financial institutions (typically acting as sponsors of the programs) through which the customers of such firms receive discretionary investment advisory, execution, clearing, and custodial services in a “bundled” form. In exchange for these “bundled” services, customers pay an all-inclusive – or “wrap” – fee determined as a percentage of the assets held in the wrap fee account.

Not all investors are able to access Class W shares. Certain brokerage firms may not offer fee-based advisory programs that allow investors to access Class W shares as described above or investors may not qualify for any such program at their brokerage firms that allows such access. It is also possible that certain brokerage firms may not offer the Fund as part of any such fee-based advisory program.

Further, the decision by investors to invest in the Fund through Class W shares must be made on a case by case basis after careful discussion with the investor’s financial advisor to determine whether Class W shares are most appropriate for the investor, such determination to be based both on economic and non-economic factors.

Under certain circumstances (including where a Class A shareholder may be eligible to invest in Class W shares), and only as authorized by the Distributor or the Fund, Class A shares may be exchanged for Class W shares. Any such exchange would generally not be a taxable event for U.S. federal income tax purposes. If shares are exchanged, such transaction shall not be considered a repurchase from the Fund triggering a Fiscal Period end for purposes of calculation of the Incentive Fee.

Under certain circumstances (including where a Class W shareholder may be eligible to invest in Class A shares), and only as authorized by the Distributor or the Fund, Class W shares may be exchanged for Class A shares. Any such exchange would generally not be a taxable event for U.S. federal income tax purposes. If shares are exchanged, such transaction shall not be considered a repurchase from the Fund triggering a Fiscal Period end for purposes of calculation of the Incentive Fee.

Shares may only be purchased through, and with funds drawn on, an investor’s brokerage account with the Underwriter (as defined below) or a Selling Agent. In order to purchase shares, a prospective investor must submit a completed investor certification to the Underwriter or a Selling Agent. (A form of investor certification is included in Appendix A to this Prospectus, which may be modified or supplemented as necessary to comply with the certification and/or substantiation requirements of individual Selling Agents.) The Fund reserves the right to reject, in its sole discretion, any request to purchase shares of the Fund at any time. The Fund also reserves the right to suspend or terminate the offering of shares at any time.

Additional information regarding the share purchase process is set forth under “Investor Qualifications and Suitability.”

Breakwater Group Distribution Services, LLC (“Breakwater”, the “Underwriter” or the “Distributor”), an underwriter under the federal securities laws, serves as the underwriter of shares on a best efforts basis, pursuant to the terms of the Underwriter’s distribution agreement with the Fund, and may retain unaffiliated brokers or dealers to act as selling agents (“Selling Agents”) to assist in the distribution of shares. Alkeon, the sole member of the Adviser, is a non-managing member of Breakwater. Breakwater has also entered into a sub-distribution agreement with Foreside Fund Services, LLC (“Foreside”), under which Foreside may retain certain unaffiliated brokers or dealers to act as Selling Agents to sell the Fund’s shares. The Adviser (or its affiliates) may also enter into agreements with registered investment advisers to allow them to transact in Class W shares on behalf of their clients (such registered investment advisers shall also be deemed “Selling Agents” as the context requires herein).

Selling Agents are entitled to charge a sales load to each investor on the purchase price of Class A shares of up to 3%. The specific amount of the sales load paid is not fixed and will be determined by the investor and its Selling Agent. Any applicable sales load is expected to be waived for the Adviser and its affiliates, including its personnel and members of their immediate families. Any applicable sales load is charged prior to investment in the Fund such that the amount invested in the Fund is net of such sales load and the amount of such load neither constitutes an investment by the investor nor forms part of the assets of the Fund. The Selling Agents’ receipt of the sales load is subject to the applicable limitations imposed by the rules and regulations of the Financial Industry Regulatory Authority, Inc.

In addition, Selling Agents are not required by the Fund or Distributor to charge any sales load on Class A shares and instead may charge clients transaction fees or other transaction charges in such amounts as they may determine (which may be higher or lower than 3% of the invested amount). Selling Agents may impose additional or other transaction fees/charges. Transaction fees or other transaction charges will vary among Selling Agents and each Selling Agent may vary its level of charges to each investor based on such investor’s total account size or on such other basis as determined by the Selling Agent.

Distribution and Shareholder Servicing Fees	Under the terms of the distribution agreement with the Fund, Class A shares of the Fund are subject to ongoing distribution and shareholder servicing fees that may be used to compensate Selling Agents for selling shares of the Fund, marketing the Fund and providing, or arranging for the provision of, ongoing investor services and account maintenance services to investors in the Fund. These fees are accrued daily and paid monthly in an amount not to exceed, in the aggregate, 0.75% (on an annualized basis) of the net asset value of Class A shares of the Fund (the “Distribution and Shareholder Servicing Fees”). Distribution and Shareholder Servicing Fees will be accrued daily as an expense of the Fund. Class W shares are not subject to the Distribution and Shareholder Servicing Fees. (See “Fees and Expenses — Distribution and Shareholder Servicing Fees.”)

Fund Expenses	The Fund bears all expenses incurred in its business and operations, other than those borne by the Adviser or by the Underwriter pursuant to their agreements with the Fund, including, but not limited to: all investment related expenses (e.g., costs and expenses directly related to portfolio transactions and positions for the Fund’s account such as direct and indirect expenses associated with investments, transfer taxes and premiums, taxes withheld on foreign income, brokerage commissions, interest and commitment fees on loans and debit balances, borrowing charges on securities sold short, dividends on securities sold but not yet purchased and margin fees); the Management Fee; the Incentive Fee; the Distribution and Shareholder Servicing Fees; any non-investment related interest expense; networking and sub-transfer agency expenses; offering expenses (including blue sky or other similar jurisdictional registration fees and governmental and self-regulatory agency filing fees); fees and disbursements of any attorneys and accountants engaged by the Fund; printing and mailing expenses of any investor communications; audit and tax preparation fees and expenses; administrative and related trade reconciliation expenses and fees; custody fees and expenses; insurance costs; fees and travel-related expenses of members of the Board who are not employees of the Adviser or any affiliate of the Adviser; and any extraordinary expenses. (See “Fees and Expenses — Other Fees and Expenses of the Fund.”)

Investor Qualifications

Shares of the Fund may be purchased only by U.S. investors who certify to the Fund or its agents that they have a net worth (in the case of a natural person, either as an individual or with assets held jointly with a spouse) of more than $2.2 million, excluding the value of the primary residence of such person and any debt secured by such property (up to the current market value of the residence) or otherwise meet the definition of a “qualified client” under Rule 205-3 promulgated under the Advisers Act (“Qualified Investors”). (A form of investor certification is included in Appendix A to this Prospectus, which may be modified or supplemented as necessary to comply with the certification and/or substantiation requirements of individual Selling Agents.) Shares may be held only through the Underwriter or a Selling Agent.

So long as an investor continues to satisfy the definition of “Qualified Investor” in the then-effective Prospectus of the Fund at the time of such investor’s initial investment in the Fund, such investor may keep its assets in the Fund and make additional investments in the Fund, subject to applicable minimums, even if the investor does not satisfy the definition of “Qualified Investor” in the Fund’s currently effective Prospectus. However, existing investors who are purchasing additional shares will be required to submit a new investor certification each time they purchase additional shares certifying that they continue to satisfy the investor qualification standard in place at the time of their initial investment.

Transfer of shares to someone who is not a Qualified Investor will not be permitted, unless the transfer is: (i) by gift or bequest, or pursuant to an agreement relating to a legal separation or divorce and (ii) to an account with a broker or dealer or registered investment adviser that has entered into a selling agreement with the Underwriter or authorization agreement with the Adviser (or its affiliates), respectively. (See “Investor Qualifications and Suitability.”)

Investor Suitability	An investment in the Fund involves substantial risks and is not necessarily suitable for all eligible investors. Prior to making an investment decision, you should: (i) consider the suitability of this investment with respect to your investment objectives and personal situation, (ii) consider factors such as your personal net worth, income, age, risk tolerance and liquidity needs, and (iii) consult with your broker, dealer or other financial advisor to determine whether an investment in the Fund is suitable for your risk profile. (See “Investor Qualifications and Suitability.”)

Unlisted Closed-End Structure; Limited Liquidity and Transfer Restrictions

The Fund is organized as a closed-end management investment company. Closed-end funds differ from open-end management investment companies (commonly known as mutual funds) in that shareholders of a closed-end fund do not have the right to redeem their shares on a daily basis. In addition, the Fund has no plans to list its shares on any securities exchange, and there is no assurance that any secondary market will develop for the Fund’s shares. Although the Fund makes quarterly offers to repurchase its shares, there can be no assurance that the Fund will repurchase all shares that are tendered by a shareholder in connection with any repurchase offer.

Shares are subject to transfer restrictions that permit transfers only to persons who are Qualified Investors, unless the transfer is by gift or bequest, or pursuant to an agreement relating to a legal separation or divorce, and who hold their shares through the Underwriter or a Selling Agent. The Fund may require substantial documentation in connection with a requested transfer of shares, and you should not expect that you will be able to transfer shares at all. Attempted transfers may require a substantial amount of time to effect. Shares of the Fund may not be exchanged for shares of any other fund. An investment in the Fund is suitable only for investors who can bear the risks associated with the limited liquidity of shares and should be viewed as a long-term investment.

Quarterly Repurchase Offers	The Fund operates as an “interval fund” under Rule 23c-3 of the 1940 Act and, as such, provides a limited degree of liquidity to shareholders. As an interval fund, the Fund has adopted a fundamental policy to offer to repurchase at least 5% of its outstanding shares at their net asset value at regular intervals. Currently, the Fund intends to offer to repurchase 25% of its outstanding shares as of or prior to the end of each fiscal quarter.

However, repurchase offers in excess of 5% of the Fund’s outstanding shares for any particular fiscal quarter are entirely within the discretion of the Board and, as a result, there can be no assurance that the Fund would make repurchase offers for amounts in excess of 5% of the Fund’s outstanding shares. If the number of shares tendered for repurchase in any repurchase offer exceeds the number of shares that the Fund has offered to repurchase, the Fund will repurchase shares on a pro-rata basis, and tendering shareholders will not have all of their tendered shares repurchased by the Fund. (See “Repurchase Offers — Oversubscribed

Repurchase Offer.”) The Fund reserves the right, under Rule 23c-3(c) of the 1940 Act, to conduct a special or additional repurchase offer that is not made pursuant to its fundamental policy on repurchases under certain circumstances.

Principal Risk Factors

An investment in the Fund involves a high degree of risk. There can be no assurance that the Fund’s investment objective will be achieved. In particular, the Fund’s use of leverage (either directly through borrowings or through engaging in securities lending), short sales and derivative transactions can, in certain circumstances, result in significant losses to the Fund. The value of the Fund’s investments can be reduced by unsuccessful investment strategies, poor selection of equity securities, poor economic growth, pronounced market volatility, and political and legal developments. The Fund may also be adversely affected by business continuity issues for companies and markets, including as a result of pandemics, such as COVID-19; cybersecurity issues, including disruptions to company operations, national and local elections and power supply and generation; and natural disasters and ecological damage.

Because the Fund primarily invests in common stocks and other equity securities, the value of the Fund’s portfolio will be affected by daily movements in the prices of equity securities. These price movements may result from factors affecting individual companies, industries or the securities markets as a whole. Individual companies may report poor results or be negatively affected by industry, regulatory and/or economic trends and developments. The prices of securities issued by such companies may suffer a decline in response. In addition, stock markets can be volatile at times, and stock prices can change drastically. This market risk will affect the Fund’s share price, which will fluctuate as the values of the Fund’s investment securities and other assets change. Not all stock prices change uniformly or at the same time, and not all stock markets move in the same direction at the same time.

The Fund’s investment program emphasizes active management of the Fund’s portfolio. Consequently, the Fund’s portfolio turnover and brokerage commission expenses may exceed those of other investment companies. A high portfolio turnover rate (one that exceeds 100% in our view) may also result in the greater realization of capital gains, including short-term gains which are taxable to shareholders at the same rates as ordinary income. (See “Principal Risk Factors — Active Management Risk.”)

Investing in securities of Technology Companies involves additional risks. These risks include: limited operating histories of many Technology Companies; rapidly changing technologies and products which may quickly become obsolete; cyclical patterns in information technology spending which may result in inventory write-offs, cancellation of orders and operating losses; scarcity of management, engineering and marketing personnel with appropriate technological training; the possibility of lawsuits related to technological patents; changing investors’ sentiments and preferences with regard to investments in Technology Companies (which are generally perceived as risky) with their resultant effect on the price of underlying securities; and volatility in the U.S. and foreign stock markets which may disproportionately affect the prices of securities of Technology Companies and thus may cause the Fund’s performance to experience substantial volatility. The Fund may thus be subject to these and other risks associated with Technology Companies to a much greater extent than a fund that may not emphasize these investments. (See “Principal Risk Factors — Technology Company Securities.”)

The Fund may invest a substantial portion of its assets in the securities of “growth companies.” Investing in growth companies involves substantial risks. Securities of growth companies may perform differently from the stock market as a whole and may be more volatile than other types of stocks. Since growth companies usually invest a significant portion of earnings in their businesses, they may lack the dividends of value stocks that can cushion the impact of declining stock prices in a falling market. Also, earnings disappointments often lead to sharply falling prices for growth company stocks because investors buy growth company stocks in anticipation of superior earnings growth. Securities of growth companies may also be more expensive relative to their earnings or assets compared to value or other types of stocks. (See “Principal Risk Factors — Growth Company Securities.”)

From time to time, the Fund may invest a portion of its assets in securities of Private Investments.

The Fund may effect short sales of securities when the Adviser believes that the market price of a security is above its estimated intrinsic or fundamental value. The Fund may also effect short sales for hedging purposes. A short sale involves selling a security the Fund does not own in anticipation that the security’s price will decline. Under circumstances when the Adviser identifies greater opportunities for capital appreciation by effecting short sales (relative to investing in long positions), the Fund may have a “net-short bias,” where the dollar value of short positions in the portfolio exceeds the dollar value of long positions. The Fund will suffer a loss if it sells a security short and the value of the security rises rather than falls. Short sales expose the Fund to the risk that it will be required to buy the security sold short (also known as “covering” the short position) at a time when the security has appreciated in value, thus resulting in a loss to the Fund. Positions in stocks sold short are more risky than long positions (purchases) in stocks because the maximum loss on a stock purchased is limited to the amount paid for the stock plus the transaction costs, where in the case of a short sale, there is no limit on the loss that may be incurred. (See “Principal Risk Factors — Risk of Short Sales.”)

Regulators impose certain restrictions or disclosure requirements on short sales and the levels of restriction and disclosure may vary across different jurisdictions. Such restrictions and disclosure requirements may make it difficult for the Adviser to express its negative views in relation to certain securities, companies or sectors, which may have an adverse effect on the Fund’s ability to implement its investment strategy. See also “Principal Risk Factors -- Derivatives Risk, Including the New Derivatives/Short Sale Rule” below.

When effecting short sales of securities, the Fund will receive a dollar amount (the “net short proceeds”) equal to the value of the securities sold short and will deposit and retain such net short proceeds with the brokerage firm through which it effected the short sale transactions (a “Prime Broker”). Currently, the Fund’s Prime Brokers are Morgan Stanley & Co. Incorporated and Merrill Lynch Professional Clearing Corp. The Fund may add one or more additional Prime Brokers. The Fund, each Prime Broker and The Bank of New York Mellon, the Fund’s custodian, are parties to agreements in which the Prime Broker retains custody, on behalf of the Fund, of the cash proceeds from securities sold short. Because the Fund effects short sales as part of its principal investment strategy, the short proceeds deposited with the Prime Broker could represent a material portion of the Fund’s total assets. This may expose the Fund to significant risks or difficulty in obtaining access to its assets in the event of the default or bankruptcy of its Prime Broker. The Adviser will monitor regularly the creditworthiness of a Prime Broker.

The Fund will be subject to counterparty credit risk with respect to its use of total return swap contracts. If a counterparty to a swap contract becomes bankrupt or otherwise fails to perform its obligations due to financial difficulties, the Fund may experience significant delays in obtaining any recovery in a bankruptcy or other reorganization proceeding. The Fund may obtain only a limited recovery or may obtain no recovery in such circumstances. To partially mitigate this risk, the Adviser will seek to effect swap transactions only with counterparties that it believes are creditworthy. (See “Principal Risk Factors — Counterparty Credit Risk.”)

The Fund’s investment program makes frequent use of leverage by borrowing money to purchase securities on margin (or borrowing from banks) or by using net short proceeds to purchase securities. This practice is speculative and involves certain risks. Because short sales involve borrowing securities and then selling them, the Fund’s short sales have the additional effect of leveraging the Fund’s assets. The Fund may also generate leverage through engaging in securities lending and entering into total return swaps. Although leverage can increase investment returns if the Fund earns a greater return on investments purchased with borrowed funds than it pays for the use of those funds, the use of leverage will decrease investment returns if the Fund fails to earn as much on investments purchased with borrowed funds as it pays for the use of those funds. The use of leverage will therefore magnify the impact of changes in the value of investments held by the Fund on the Fund’s net asset value and thus can increase the volatility of the Fund’s net asset value per share. In the event that the Fund’s portfolio investments decline in value, the Fund could be subject to a “margin call” and will be required to deposit additional collateral with the lender or suffer mandatory liquidation of securities pledged as collateral for its borrowings. Money borrowed for leveraging will be subject to interest costs that may or may not be recovered by return on the securities purchased. (See “Principal Risk Factors — Leverage & Borrowings Risk” and “Principal Risk Factors — Securities Lending Risk.”)

The Fund invests in equity securities without regard to the issuer’s market capitalization. Accordingly, the Fund may invest significantly in the stocks of companies having smaller market capitalizations, including mid-cap and small-cap stocks. The stocks of these companies often have less management depth, narrower market penetrations, less diverse product lines, and fewer resources than larger companies. Due to these and other factors, stocks of smaller companies may be more susceptible to market downturns and other events, and their prices may be more volatile than the stocks of larger companies. (See “Principal Risk Factors — Market Capitalization Risk.”)

The Fund may invest without limitation in securities of “foreign issuers,” which, for these purposes, are companies that derive a majority of their revenue or profits from foreign businesses, investments or sales, or that have a substantial portion of their operations or assets abroad. (Some of these “foreign issuers” may be legally organized or have principal offices located in the U.S.) Investments in foreign issuers are affected by risk factors generally not thought to be present in the U.S., including, among other things, increased political, regulatory, contractual and economic risk and exposure to currency fluctuations. The Fund may also invest in companies located in, or doing business in, emerging or less developed countries. These investments are typically subject to the foregoing risks to a much greater degree than investments in developed countries and thus, investments in less developed countries could potentially increase volatility in the Fund’s net asset value. There is no limit on the amount of the Fund’s assets that may be invested in companies located or doing business in emerging market countries. (See “Principal Risk Factors — Foreign Investment Risk.”)

Swaps and certain options and other custom derivative or synthetic instruments are subject to the risk of non-performance by the counterparty to such instrument, including risks relating to the financial soundness and creditworthiness of the counterparty. The prices of derivative instruments can be highly volatile. In addition, derivatives may entail investment exposures that are greater than their cost would suggest, meaning that a small investment in derivatives could have a large impact on the Fund’s performance.

The Fund’s investments may be concentrated in one or more sectors. Investments in the same sector may be similarly affected by economic, regulatory, political or market events or conditions, which may make the Fund more vulnerable to unfavorable developments in that sector than funds that invest more broadly. Thus, the Fund may be more susceptible to risk of loss from events adversely affecting a particular sector in which the Fund focuses. (See “Principal Risk Factors — Sector Concentration Risk.”)

The Fund may purchase shares of exchange-traded funds that are registered under the 1940 Act (“ETFs”) and shares of similar investment vehicles that are not registered under the 1940 Act (together with the ETFs, “Traded Funds”) and effect short sales of these shares.

Investments in Traded Funds involve certain inherent risks generally associated with investments in a broadly-based portfolio of stocks including risks that the general level of stock prices may decline, thereby adversely affecting the value of each unit of the Traded Funds. In addition, a Traded Fund may not fully replicate the performance of its benchmark index because of the temporary unavailability of certain index securities in the secondary market or discrepancies between the Traded Fund and the index with respect to the weighting of securities or number of stocks held.

The SEC recently adopted rules that change the framework for the permissible use of derivatives and short sales (and other similar transactions that can have a leveraging effect) by the Fund (the “New Derivatives/Short Sale Rule”). The new rules will limit funds’ leverage risk based on value-at-risk (“VaR”) and would generally limit the Fund’s VaR so as not to exceed 200% of the VaR of a designated reference portfolio or 20% of the Fund’s net assets. The Fund must adhere to the New Derivatives/Short Sale Rule by August 19, 2022 and until such adherence, the Fund will continue to adhere to existing SEC and SEC Staff positions governing derivatives, short sales and other leverage creating transactions. The New Derivatives/Short Sale Rule may restrict, and/or impose additional costs or other burdens upon, the Fund’s participation in derivative transactions, short sales, and other leverage creating transactions.

Additional Risk Factors

The Incentive Fee may create an incentive for the Adviser to cause the Fund to make investments that are riskier or more speculative than those that might have been made in the absence of the Incentive Fee. In addition, the application of the Incentive Fee may not correspond to a particular shareholder’s experience in the Fund because aggregate cumulative appreciation is calculated on an overall basis allocated equally to each outstanding share. The Incentive Fee is accrued daily as a liability of the Fund and so reduces the net asset value of all shares.

Shares of the Fund are not traded on any securities exchange or other market and, except for certain circumstances, are subject to substantial restrictions on transfer. Although the Fund offers to repurchase its shares quarterly, there can be no assurance that the Fund will repurchase all shares tendered by a shareholder for repurchase in any such offer.

In light of the foregoing risks, an investment in shares of the Fund should be considered a speculative investment, and you should invest in the Fund only if you can sustain a complete loss of your investment.

No guarantee or representation is made that the investment program of the Fund will be successful or that the Fund will achieve its investment objective.

Conflicts of Interest	The investment activities of Adviser and its affiliates for their own accounts and for other accounts they manage give rise to conflicts of interest that may disadvantage the Fund. (See “Conflicts of Interest.”)

Distribution Policy	Dividends will be paid annually on the shares in amounts representing substantially all of the Fund’s net investment income, if any, earned each year. Payments on shares will vary in amount depending on investment income received and expenses of operation. It is likely that many of the companies in which the Fund invests will not pay any dividends, and this, together with the Fund’s relatively high expenses, means that the Fund is unlikely to have income or pay dividends. The Fund is not a suitable investment if you require regular dividend income.

Dividends and capital gain distributions to shareholders will be automatically reinvested unless the Fund is otherwise instructed by the shareholder through its broker, dealer or other financial intermediary.

Taxation	The Fund has elected to be treated as a “Regulated Investment Company” (a “RIC”) under Subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”), and intends to qualify as a RIC for federal income tax purposes. As such, the Fund will generally not be subject to federal income tax on its taxable income and gains that it distributes to shareholders. The Fund intends to distribute its income and gains in a way that it will not be subject to a federal excise tax on certain undistributed amounts. Fund dividends and capital gains distributions, if any, are taxable to most investors, whether or not they are reinvested in shares of the Fund. (See “Certain Tax Matters” and, in the SAI, “Tax Aspects.”)

Reports to Shareholders

As soon as practicable after the end of each taxable year, shareholders will receive such information as is necessary for them to complete their income tax or information returns, along with any other tax information required by law.

The Fund sends unaudited semi-annual and audited annual reports to shareholders within 60 days after the close of the period for which the report is being made, or as otherwise required by the 1940 Act.

Term	The Fund’s term is perpetual, except that the Fund may be terminated as provided in the Amended and Restated Declaration of Trust of the Fund.

Fiscal Year	The Fund’s fiscal year ends on each September 30. The Fund’s tax year for federal income tax purposes also ends on each September 30.

Administrator	BNY Mellon Investment Servicing (US) Inc. (“BNYMIS”), located at 301 Bellevue Parkway, Wilmington, Delaware 19809, serves as the Fund’s administrator and provides various administrative and accounting services necessary for the operations of the Fund.

Custodian	The Bank of New York Mellon, located at 240 Greenwich Street, New York, NY 10286, serves as the custodian for the Fund’s assets and is responsible for maintaining custody of the Fund’s cash and investments and for retaining sub-custodians to maintain custody of foreign securities held by the Fund. Additionally, the Prime Brokers custody cash proceeds from Fund securities sold short.

Transfer Agent	BNYMIS also serves as transfer agent and registrar with respect to shares of the Fund.

Legal Counsel	Kramer Levin Naftalis & Frankel LLP, 1177 Avenue of the Americas, New York, NY 10036, serves as U.S. legal counsel to the Fund. The firm does not represent potential investors with respect to their investment in the Fund.

SUMMARY OF FUND EXPENSES

The following table illustrates the expenses and fees that the Fund expects to incur and that shareholders can expect to bear.

	Class A Shares	Class W Shares
Shareholder Transaction Expenses

Maximum Sales Load
(as a percentage of offering price) (1)	3.00%	None

Annual Expenses
(as a percentage of net assets attributable to shares)

Management Fee	1.50%	1.50%
Incentive Fee (for Fiscal 2020-2021) (2)(3)	0.02%	0.02%
Distribution and Shareholder Servicing Fees (4)	0.75%	None
Interest Payments on Borrowed Funds (5)	0.03%	0.03%
Acquired Fund Fees & Expenses (6)	0.01%	0.01%
Expenses on Securities Sold Short (7)	1.24%	1.24%
Other Expenses (8)	0.12%	0.12%
Total Annual Expenses (including the Incentive Fee) (3)	3.67%	2.92%

(1) In connection with initial and additional investments, investors in Class A shares may be charged a sales load of up to 3% of the amounts transmitted in connection with their purchases of shares. No sales load will be charged to certain types of investors. Class W shares are not subject to a sales load. In addition, Selling Agents are not required by the Fund or Distributor to charge any sales load on Class A shares and instead may charge clients transaction fees or other transaction charges in such amounts as they may determine (which may be higher or lower than 3% of the invested amount). Selling Agents may impose additional or other transaction fees/charges. Transaction fees or other transaction charges will vary among Selling Agents and each Selling Agent may vary its level of charges to each investor based on such investor’s total account size or on such other basis as determined by the Selling Agent. (See “The Offering — Plan of Distribution.”)

(2) The Fund pays the Adviser a performance-based Incentive Fee promptly after the end of each fiscal year of the Fund. The Incentive Fee is determined as of the end of the fiscal year in an amount equal to 20% of the amount by which the Fund’s net profits for all Fiscal Periods (as defined herein) ending within or coterminous with the close of such fiscal year exceed the balance of the loss carryforward account, without duplication for any Incentive Fees paid during such fiscal year. The Fund also pays the Adviser the Incentive Fee in the event a Fiscal Period is triggered in connection with a share repurchase offer by the Fund. In such event, only that portion of the Incentive Fee that is proportional to the Fund’s assets paid in respect of such share repurchases (not taking into account any proceeds from contemporaneous issuance of shares of the Fund, by reinvestment of dividends and other distributions or otherwise) will be paid to the Adviser for such Fiscal Period. For purposes of determining the Fund’s net asset value, the Incentive Fee is calculated and accrued daily as an expense of the Fund (as if each day is the end of a fiscal year). (See “Fees and Expenses — Incentive Fee.”)

(3) The Incentive Fee shown in the table reflects Incentive Fees earned for the fiscal year ended September 30, 2021 and thus reflects only performance of the Fund for the fiscal year ended September 30, 2021. During the full fiscal year ended September 30, 2021 the Adviser earned an Incentive Fee of $2,752,865. As described above, the Incentive Fee varies based on the Fund’s performance for each Fiscal Period. For example, if the Fund were to have flat or negative performance in a given year (including for each Fiscal Period end triggered by repurchase offers prior to the fiscal year end), the amount shown for Incentive Fee would be zero. Accordingly, the fee shown in the table is not in any way intended to predict the future performance of the Fund nor does it predict the level of future Incentive Fees to be paid, if any.

(4) Class A shares of the Fund are subject to ongoing distribution and shareholder servicing fees that may be used to compensate Selling Agents for selling shares of the Fund, marketing the Fund and providing, or arranging for the provision of, ongoing investor services and account maintenance services to investors in the Fund. These fees are accrued daily and paid monthly in an amount not to exceed, in the aggregate, 0.75% (on an annualized basis) of the net asset value of Class A shares of the Fund. Class W shares are not subject to such ongoing distribution and shareholder servicing fees. (See “Fees and Expenses — Distribution and Shareholder Servicing Fees.”)

(5) “Interest Payments on Borrowed Funds” is based on the Fund’s historical average since the Fund’s inception in March 2010 through September 30, 2021. However, this amount may vary in the current year and going forward, depending on market conditions as well as the availability of investment opportunities. Borrowings by the Fund (which do not include short and derivative transactions) will not exceed 33 ⅓ percent of the Fund’s total assets. The Fund is authorized to borrow money for investment purposes, to meet repurchase requests and for liquidity purposes.

(6) “Acquired fund fees and expenses” are based on the estimated indirect net expenses associated with the fund’s investments in underlying investment companies (including ETFs).

(7) The Fund may effect short sales of securities for both capital appreciation and for hedging purposes. “Expenses on Securities Sold Short” shown in the table reflects an estimate of net expenses to be incurred (after credit for any interest earned) by the Fund in effecting short sales during the current fiscal year and is based on the Fund’s historical average since the Fund’s inception in March 2010 through September 30, 2021. For the fiscal year ended September 30, 2021, the Fund’s actual net Expenses on Securities Sold Short were 0.95%. However, the amount estimated in the table may vary in the current fiscal year and going forward, depending on whether the securities the Fund sells short pay dividends, the size of any such dividends and the amount of interest expenses on short sales paid to a broker when the proceeds of the short sale are released to the Fund. Due to limitations imposed by the 1940 Act and operational requirements, the Fund generally expects that no more than 50 percent of its total assets would be represented by short sales.

(8) “Other Expenses” shown in the table reflects an estimate of all expected ordinary operating expenses for the current fiscal year and are based on prior fiscal year expenses. The Fund’s annual expense ratio will increase or decrease over time as the Fund’s asset level decreases or increases, respectively, and as actual Fund expenses may vary.

	1 Year	3 Years	5 Years	10 Years
Class A:

You would pay the following expenses (including the Incentive Fee) on a $1,000
investment, assuming a 5% annual return and a sales load of 3%:	$68	$146	$225	$432

You would pay the following expenses (including the Incentive Fee) on a $1,000
investment, assuming a 5% annual return (without a sales load):	$39	$120	$202	$414

Class W, assuming a 5% annual return	$34	$102	$173	$362

The example includes the payment of the Incentive Fee assuming that the Fund’s annual return is 5%. The example excludes the actual Incentive Fee paid for 2020-2021, which fee is reflected in the line item titled “Total Annual Expenses” in the table above. If the Incentive Fee actually paid for fiscal 2020-2021 were reflected, the foregoing expenses for Class A (assuming a sales load of 3%) would be $66, $138, $212, and $403 for the 1, 3, 5, and 10 year periods, respectively. If the Incentive Fee actually paid for 2020-2021 were reflected, the foregoing expenses for Class W would be $29, $90, $152, and $317 for the 1, 3, 5, and 10 year periods, respectively. This is less than the amounts indicated in the Example Table above because the table amounts assume an Incentive Fee paid on a 5% return, whereas the actual Incentive Fee paid last year reflected returns that were less than the 5% assumed. The expense example amounts (including their taking into account of Incentive Fees) are not in any way intended to predict the performance of the Fund. The example is for illustration purposes only and no actual level of future Fund performance should be expected based on the amounts shown.

The Incentive Fee is calculated based on the Fund’s net profit, which is generally determined by calculating the amount by which the net assets of the Fund as of the end of a Fiscal Period exceeds the net assets as of the beginning of the Fiscal Period (excluding increases or decreases of net assets associated with share issuances, repurchases or dividends or other distributions), subject to reduction for prior period losses of the Fund that have not been offset by subsequent net profits. As a result, the dollar amounts in the example could be significantly higher if the Fund’s actual rate of return exceeds 5%.

The example should not be considered a representation of future expenses. Actual expenses may be greater or less than those shown in the example. For a more complete description of the various costs and expenses, see “Fees and Expenses.” Moreover, the Fund’s actual rate of return may be greater or less than the hypothetical 5% return shown in the example.

FINANCIAL HIGHLIGHTS

The information contained in the table below sets forth selected information derived from the financial statements contained in the Fund's annual reports (i) for the ten fiscal years ended September 30, 2021 for Class A shares and (ii) since class inception until the fiscal year ended September 30, 2021 for Class W shares (collectively, the "Annual Reports"). The financial statements have been audited by Grant Thornton LLP ("Grant Thornton"). Grant Thornton's report covering the financial highlights for the fiscal years ended September 30, 2021, September 30, 2020, September 30, 2019, September 30, 2018 and September 30, 2017 for the Class A and W shares, along with the Fund's financial statements for the fiscal year ended September 30, 2021, is included in the Annual Report for the year ended September 30, 2021 with regards to the Class A and Class W shares. The Fund’s Annual Reports have been filed with the Securities and Exchange Commission (the “SEC”) and are available on the SEC’s website at www.sec.gov, and are also available upon request by calling collect at (212) 716-6840.

The following table includes selected data for a share outstanding throughout the periods shown.

	Class A
	For the Year Ended September 30, 2021	For the Year Ended September 30, 2020	For the Year Ended September 30, 2019	For the Year Ended September 30, 2018	For the Year Ended September 30, 2017
Net asset value per Share, beginning of period	$25.49	$17.84	$17.06	$16.26	$13.67
Income from investment operations (a):
Net investment income/(loss)	(0.78)	(2.73)	(0.87)	(0.80)	(1.15)
Net realized and net change in unrealized gain/(loss) from investment activities, foreign currency transactions, forward contracts, purchased options and total return swaps	1.07	11.03	2.35	1.96	3.90
Total income/(loss) from investment operations	0.29	8.30	1.48	1.16	2.75
Distributions to shareholders:
Total distributions to shareholders	(1.06)	(0.65)	(0.70)	(0.36)	(0.16)
Net asset value per Share, end of period	$24.72	$25.49	$17.84	$17.06	$16.26
Total return—gross (b) (c) (d)	0.95%	57.87%	11.93%	8.81%	25.24%
Total return—net (b) (c) (d)	0.92%	47.96%	9.60%	7.27%	20.38%
Ratios/supplemental data:
Net assets (dollars in thousands), end of period	9,471,744	7,195,574	3,410,060	2,770,900	2,036,070
Average net assets (dollars in thousands), end of period	9,152,450	4,996,367	3,035,975	2,434,394	1,736,959
Ratio of expenses to average net assets (d) (e)	3.48%	13.92%	7.29%	6.37%	9.60%
Ratio of net investment income/(loss) to average net assets (d) (e)	(2.98%)	(12.71%)	(5.19%)	(4.73%)	(7.93%)
Ratio of incentive fee to average net assets (c) (d)	0.04%	9.73%	2.42%	1.67%	4.76%
Ratio of expenses without incentive fee to average net assets (d) (e)	3.44%	4.19%	4.87%	4.70%	4.84%
Ratio of expenses without incentive fee, dividend & interest expense and security trading related expenses to average net assets (d) (e)	2.37%	2.38%	2.40%	2.40%	2.37%
Ratio of net investment income/(loss) without incentive fee to average net assets (d) (e)	(2.94%)	(2.98%)	(2.77%)	(3.06%)	(3.17%)
Portfolio turnover on investments in securities (c)	107%	149%	94%	125%	85%
Average debt ratio (e)	0.45%	0.60%	0.32%	0.29%	0.18%
Average commission rate paid	$0.05	$0.03	$0.04	$0.04	$0.04

	Class A
	For the Year Ended September 30, 2016	For the Year Ended September 30, 2015	For the Year Ended September 30, 2014	For the Eleven Months Ended September 30, 2013	For the Year Ended October 31, 2012
Net asset value per Share, beginning of period	$12.56	$12.76	$13.06	$11.33	$11.13
Income from investment operations (a):
Net investment income/(loss)	(0.58)	(0.40)	(0.38)	(0.75)	(0.59)
Net realized and net change in unrealized gain/(loss) from investment activities, foreign currency transactions, forward currency contracts, purchased options and total return swaps	1.72	0.69	0.14	2.48	0.85
Total income/(loss) from investment operations	1.14	0.29	(0.24)	1.73	0.26
Distributions to shareholders:
Realized capital gains	(0.03)	(0.49)	(0.06)	—	(0.06)
Total distributions to shareholders	(0.03)	(0.49)	(0.06)	—	(0.06)
Net asset value per Share, end of period	$13.67	$12.56	$12.76	$13.06	$11.33
Total return—gross (b) (c) (d)	11.20%	2.21%	(1.76%)	19.06%	2.93%
Total return—net (b) (c) (d)	9.08%	2.14%	(1.84%)	15.27%	2.38%
Ratios/supplemental data:
Net assets (dollars in thousands), end of period	1,598,802	1,548,684	1,468,900	1,137,349	694,581
Average net assets (dollars in thousands), end of period	1,634,591	1,596,336	1,408,062	931,507	519,202
Ratio of expenses to average net assets (d) (e)	6.03%	4.02%	3.99%	7.99%	5.68%
Ratio of expenses without incentive fee to average net assets (d) (e)	4.07%	3.92%	3.97%	4.01%	5.03%
Ratio of incentive fee to average net assets (c) (d)	1.96%	0.10%	0.02%	3.98%	0.65%
Ratio of expenses without incentive fee, dividend & interest expense and security trading related expenses to average net assets (d) (e)	2.44%	2.46%	2.49%	2.50%	2.58%
Ratio of net investment income/(loss) to average net assets (d) (e)	(4.45%)	(3.04%)	(2.87%)	(6.84%)	(4.57%)
Portfolio turnover on investments in securities (c)	86%	85%	113%	127%	97%
Average debt ratio (e)	0.21%	1.35%	0.16%	0.21%	0.03%
Average commission rate paid	$0.02	$0.02	$0.02	$0.02	$0.02

	Class W
	For the Year Ended September 30, 2021	For the Year Ended September 30, 2020	For the Year Ended September 30, 2019	For the Year Ended September 30, 2018	For the Year Ended September 30, 2017
Net asset value per Share, beginning of period	$19.02	$13.37	$12.89	$12.28	$10.29
Income from investment operations (a):
Net investment income/(loss)	(0.41)	(1.91)	(0.55)	(0.50)	(0.80)
Net realized and net change in unrealized gain/(loss) from investment activities, foreign currency transactions, forward contracts, purchased options and total return swaps	0.78	8.21	1.73	1.47	2.95
Total income/(loss) from investment operations	0.37	6.30	1.18	0.97	2.15
Distributions to shareholders:
Total distributions to shareholders	(1.06)	(0.65)	(0.70)	(0.36)	(0.16)
Net asset value per Share, end of period	$18.33	$19.02	$13.37	$12.89	$12.28
Total return—gross (b) (c) (d)	1.65%	57.91%	12.52%	9.35%	25.92%
Total return—net (b) (c) (d)	1.69%	49.08%	10.42%	8.09%	21.25%
Ratios/supplemental data:
Net assets (dollars in thousands), end of period	2,745,394	1,918,949	718,477	481,211	235,260
Average net assets (dollars in thousands), end of period	2,603,130	1,189,663	583,106	357,231	189,788
Ratio of expenses to average net assets (d) (e)	2.65%	13.02%	6.44%	5.55%	8.98%
Ratio of net investment income/(loss) to average net assets (d) (e)	(2.15%)	(11.84%)	(4.34%)	(3.89%)	(7.30%)
Ratio of incentive fee to average net assets (c) (d)	(0.04%)	9.61%	2.32%	1.58%	4.86%
Ratio of expenses without incentive fee to average net assets (d) (e)	2.69%	3.41%	4.12%	3.97%	4.12%
Ratio of expenses without incentive fee, dividend & interest expense and security trading related expenses to average net assets (d) (e)	1.62%	1.63%	1.65%	1.65%	1.63%
Ratio of net investment income/(loss) without incentive fee to average net assets (d) (e)	(2.19%)	(2.23%)	(2.02%)	(2.31%)	(2.44%)
Portfolio turnover on investments in securities (c)	107%	149%	94%	125%	85%
Average debt ratio (e)	0.45%	0.60%	0.32%	0.29%	0.18%
Average commission rate paid	$0.05	$0.03	$0.04	$0.04	$0.04

	Class W
	For the Year Ended September 30, 2016	For the period April 1, 2015 (date of inception) through September 30, 2015
Net asset value per Share, beginning of period	$9.39	$10.00
Income from investment operations (a):
Net investment income/(loss)	(0.40)	0.21
Net realized and net change in unrealized gain/(loss) from investment activities, foreign currency transactions, forward currency contracts, purchased options and total return swaps	1.33	(0.82)
Total income/(loss) from investment operations	0.93	(0.61)
Distributions to shareholders:
Realized capital gains	(0.03)	—
Total distributions to shareholders	(0.03)	—
Net asset value per Share, end of period	$10.29	$9.39
Total return—gross (b) (c) (d)	11.36%	(7.80%)
Total return—net (b) (c) (d)	9.92%	(6.10%)
Ratios/supplemental data:
Net assets (dollars in thousands), end of period	156,121	6,314
Average net assets (dollars in thousands), end of period	95,122	3,288
Ratio of expenses to average net assets (d) (e)	5.62%	0.20%
Ratio of expenses without incentive fee to average net assets (d) (e)	3.34%	3.56%
Ratio of incentive fee to average net assets (c) (d)	2.28%	(3.36%)
Ratio of expenses without incentive fee, dividend & interest expense and security trading related expenses to average net assets (d) (e)	1.68%	1.70%
Ratio of net investment income/(loss) to average net assets (d) (e)	(4.05%)	0.94%
Portfolio turnover on investments in securities (c)	86%	85%
Average debt ratio (e)	0.21%	1.35%
Average commission rate paid	$0.02	$0.02

(a)	Per Share amounts presented are based on the average monthly Shares outstanding throughout the period indicated.
(b)	Total return gross/net of incentive fee is calculated assuming an investment on the first day of each period reported, reinvestment of all dividends and distributions, if any, at net asset value on the ex-dividend dates, and a sale at net asset value on the last day of each period reported. The figures do not include any applicable sales charges; results would be lower if they were included. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund Shares.
(c)	Non-annualized for periods less than one year.
(d)	The computation of such ratios for an individual shareholder may vary from these ratios due to timing of capital activity.
(e)	Annualized for periods of less than one year.

PRINCIPAL RISK FACTORS

ACAP Strategic Fund (the “Fund”) is a speculative investment and an investment in the Fund’s shares of beneficial interest (“shares”) entails substantial risks. There can be no assurance that the Fund’s investment objective will be achieved. In particular, the Fund’s use of leverage (either directly through borrowings or through engaging in securities lending), active trading, short sales and derivative instruments can, in certain circumstances, result in significant losses to investors who purchase shares (“shareholders”).

General

All securities investments risk the loss of capital. Shareholders may experience a significant decline in the value of their investment. Prospective shareholders should invest only if they can sustain a complete loss of their investment. To the extent that the Fund makes substantial investments in securities of a single issuer or issuers in a single sector, the risk of any investment decision is increased. In addition, the value of the Fund’s investments can be reduced by unsuccessful investment strategies, poor selection of equity securities, poor economic growth, pronounced market volatility, and political, regulatory and legal developments. Further, the Fund’s use of leverage (either directly through borrowings or through engaging in securities lending), short sales or derivative transactions can result in significant losses to the Fund. Shareholders could lose some or all of their investment. The Fund may also be adversely affected by business continuity issues for companies and markets, including as a result of pandemics, such as COVID-19; cybersecurity issues, including disruptions to company operations, national and local elections and power supply and generation; and natural disasters and ecological damage.

General economic or market conditions may adversely affect the investments made by the Fund. In addition, a downturn or contraction in the global economy or in the capital markets, or in certain industries or geographic regions thereof, may restrict the availability of suitable investment opportunities for the Fund and/or the opportunity to liquidate any such investments, each of which could prevent the Fund from meeting its investment objective. A general economic downturn could also result in the diminution or loss of the investments made by the Fund. At the same time, market conditions could also increase the number of shares requested for repurchase by the Fund.

Consequences of a severe worldwide economic downturn that may adversely affect the Fund include, among other things:

●	a potential lack of available credit, lack of confidence in the financial sector and reduced business activity, all which could materially and adversely affect the Fund and economic conditions generally. For example, the Fund offers to repurchase a certain percentage of its outstanding shares each fiscal quarter. The erosion of confidence in the financial sector, and further deterioration of the financial markets and economic conditions generally, could lead to larger numbers of shareholders tendering their Fund shares for repurchase. This could result in a general decline in the Fund’s asset base over time, thus hampering the Fund’s ability to effectively invest its capital to achieve its investment objective. (See “Repurchase Offers — Consequences of Repurchase Offers.”) The longer these conditions persist, the greater the probability that these factors could have an adverse effect on the Fund’s financial results and continued viability;
●	a significant decline in the equity markets which may reduce the value of the Fund’s portfolio securities; and
●	the possibility that utilizing short-selling transactions, derivative instruments and hedging strategies of the type the Fund may use might not perform as intended or expected, resulting in higher realized losses and unforeseen cash needs. In addition, these transactions depend on the performance of various counterparties. Due to the challenging conditions in the financial markets, these counterparties may fail to perform, thus rendering the Fund’s transactions ineffective, which would likely result in significant losses to the Fund. (See “Principal Risk Factors — Counterparty Credit Risk.”)

COVID-19 has resulted, and continues to result, in the closure of many corporate offices, retail stores, and manufacturing facilities across the globe, as well as the implementation of travel restrictions and remote working and “shelter-in-place” or similar policies by numerous companies and national and local governments. These actions caused and continue to cause the disruption of manufacturing supply chains and consumer demand in certain economic sectors, resulting in significant disruptions in local and global economies. The longer-term impact of COVID-19 on the operations of the Adviser and the performance of the Fund is difficult to predict. Any longer-term potential impact on such operations and performance could depend to a large extent on future developments and actions taken by authorities and other entities to contain COVID-19 and its economic impact.

Fund performance may be negatively impacted by the economic impact of the COVID-19 pandemic. The COVID-19 pandemic has adversely impacted economies and capital markets around the world in ways that will likely continue and may change in unforeseen ways for an indeterminate period. The COVID-19 pandemic may exacerbate pre-existing political, social and economic risks in certain countries and generally. The Fund may be particularly impacted due to its potential investment exposures in various countries. Overall, the impacts, including the uncertainty over impacts to come, of COVID-19 may adversely affect the performance of the Fund.

Active Management Risk

The Fund’s investment program emphasizes active management of the Fund’s portfolio. Consequently, the Fund’s portfolio turnover and brokerage commission expenses may exceed those of other investment companies. A high portfolio turnover rate (one that exceeds 100% in our view) may also result in the greater realization of capital gains, including short-term gains which are taxable to shareholders at the same rates as ordinary income.

Risk of Equity Securities

The Fund primarily invests in publicly-traded “equity securities,” which, for these purposes, means common and preferred stocks (including investments in initial public offerings or “IPOs”), convertible securities, stock and index options (call and put options), warrants and rights. Thus, the value of the Fund’s portfolio will be affected by daily movements in the prices of equity securities. These price movements may result from factors affecting individual companies, industries or the securities markets as a whole. Individual companies may report poor results or be negatively affected by industry, regulatory and/or economic trends and developments. The prices of securities issued by such companies may suffer a decline in response. In addition, stock markets can be volatile at times, and stock prices can change drastically. This market risk will affect the Fund’s share price, which will fluctuate as the values of the Fund’s investment securities and other assets change. Not all stock prices change uniformly or at the same time, and not all stock markets move in the same direction at the same time.

In addition, special risks are associated with investments in IPO securities including a limited number of shares available for trading, unseasoned trading, lack of investor knowledge of the issuer, and limited operating history. These factors may contribute to substantial price volatility for the shares of these companies. The limited number of shares available for trading in some IPOs may make it more difficult for the Fund to buy or sell significant amounts of shares without an unfavorable impact on prevailing market prices. In addition, some companies in IPOs are involved in relatively new industries or lines of business, which may not be widely understood by investors. Some of these companies may be undercapitalized or regarded as developmental stage companies, without revenues or operating income, or the near-term prospect of achieving them. (See “Principal Risk Factors — Market Capitalization Risk.”)

Convertible securities also carry unique risks. The value of a convertible security is a function of its “investment value” (determined by its yield in comparison with the yields of other securities of comparable maturity and quality that do not have a conversion privilege) and its “conversion value” (the security’s worth, at market value, if converted into the underlying common stock). Therefore, the investment value of a convertible security is influenced by changes in interest rates, with investment value declining as interest rates increase and increasing as interest rates decline. The credit standing of the issuer and other factors may also have an effect on the convertible security’s investment value. The conversion value of a convertible security is determined by the market price of the underlying common stock. If the conversion value is low relative to the investment value, the price of the convertible security is governed principally by its investment value. Generally, the conversion value decreases as the convertible security approaches maturity. To the extent the market price of the underlying common stock approaches or exceeds the conversion price, the price of the convertible security is increasingly influenced by its conversion value. A convertible security generally sells at a premium over its conversion value by the extent to which investors place value on the right to acquire the underlying common stock while holding a fixed-income or preferred security, as applicable.

A convertible security may be subject to redemption at the option of the issuer at a price established in the convertible security’s governing instrument. If a convertible security held by the Fund is called for redemption, the Fund will be required to permit the issuer to redeem the security, convert it into the underlying common stock or sell it to a third party. Any of these actions could have an adverse effect on the Fund’s ability to achieve its investment objective.

The use of options is a highly specialized activity which involves investment techniques and risks different from those associated with ordinary portfolio securities transactions. The Fund may buy and sell call and put options (including index options), including options on currencies. If the Fund sells a put option, there is a risk that the Fund may be required to buy the underlying asset at a disadvantageous price. If the Fund sells a call option, there is a risk that the Fund may be required to sell the underlying asset at a disadvantageous price, and if the call option sold is not covered (for example, by owning the underlying asset), the Fund’s losses are potentially unlimited.

With respect to stock options or index options, the sale of a covered call option exposes the Fund during the term of the option to possible loss of opportunity to realize appreciation in the market price of the underlying security (owned by the Fund) or Fund market exposure or to possible continued holding of a security or market exposure that might otherwise have been sold or reduced to protect against depreciation in the market price. The sale of a covered put option exposes the Fund during the term of the option to a decline in price of the underlying security while depriving the Fund of the opportunity to invest the cash or liquid securities that are required to be placed in a segregated account in order to engage in a covered put option. In addition, when options are purchased over-the-counter, the Fund bears the risk that the counterparty that wrote the option will be unable or unwilling to perform its obligations under the option contract. (See “Principal Risk Factors — Counterparty Credit Risk.”) These options may also be illiquid and, in such cases, the Fund may have difficulty closing out its position. Over-the-counter options purchased and sold by the Fund may also include options on baskets of specific securities.

Finally, warrants and rights do not carry with them the right to dividends or voting rights with respect to the securities that they entitle the holder to purchase, and they do not represent any rights in the assets of the issuer. As a result, warrants and rights may be considered more speculative than certain other types of equity-like securities. In addition, the values of warrants and rights do not necessarily change with the value of the underlying securities or commodities and these instruments cease to have value if they are not exercised prior to their expiration dates.

Technology Company Securities

Under normal market conditions, the Fund may maintain a significant exposure to the equity securities of companies which derive a major portion of their revenue directly or indirectly from business lines which benefit, or are expected to benefit from, technological events, advances or products (“Technology Companies”). Investing in securities of Technology Companies involves additional risks. These risks include: limited operating histories of many Technology Companies; rapidly changing technologies and products which may quickly become obsolete; cyclical patterns in information technology spending which may result in inventory write-offs, cancellation of orders and operating losses; scarcity of management, engineering and marketing personnel with appropriate technological training; the possibility of lawsuits related to technological patents; changing investors’ sentiments and preferences with regard to investments in Technology Companies (which are generally perceived as risky) with their resultant effect on the price of underlying securities; and volatility in the U.S. and foreign stock markets which may disproportionately affect the prices of securities of Technology Companies and may cause the Fund’s performance to experience substantial volatility. The Fund may thus be subject to these and other risks associated with Technology Companies to a much greater extent than a fund that may not emphasize these investments.

The Adviser’s definition of “Technology Companies” (as indicated above) covers companies in a broader range of industries and sectors than those that are more commonly considered technology companies. As a result, the Fund’s portfolio and performance may not resemble those of funds that are concentrated in more traditional technology companies.

Growth Company Securities

The Fund may invest a substantial portion of its assets in “growth companies.” Investing in growth companies involves substantial risks. Securities of growth companies may perform differently from the stock market as a whole and may be more volatile than other types of stocks. Since growth companies usually invest a significant portion of earnings in their businesses, they may lack the dividends of value stocks that can cushion the impact of declining stock prices in a falling market. Also, earnings disappointments often lead to sharply falling prices for growth company stocks because investors buy growth company stocks in anticipation of superior earnings growth. Securities of growth companies may also be more expensive relative to their earnings or assets compared to value or other types of stocks.

Private Company Securities

From time to time, the Fund may invest a portion of its assets in Private Investments consistent with the pursuit of its investment objective. Operating results for private companies in a specified period will be difficult to predict. Such investments involve a high degree of business and financial risk that can result in substantial losses.

Private companies are generally not subject to SEC reporting requirements, are not required to maintain their accounting records in accordance with generally accepted accounting principles, and are not required to maintain effective internal controls over financial reporting. As a result, the Adviser may not have timely or accurate information about the business, financial condition and results of operations of the private companies in which the Fund invests. There is risk that the Fund may invest on the basis of incomplete or inaccurate information, which may adversely affect the Fund’s investment performance. Private companies in which the Fund may invest may have limited financial resources, shorter operating histories, more asset concentration risk, narrower product lines and smaller market shares than larger businesses, which tend to render such private companies more vulnerable to competitors’ actions and market conditions, as well as general economic downturns. These companies generally have less predictable operating results, may from time to time be parties to litigation, may be engaged in rapidly changing businesses with products subject to a substantial risk of obsolescence, and may require substantial additional capital to support their operations, finance expansion or maintain their competitive position. These companies may have difficulty accessing the capital markets to meet future capital needs, which may limit their ability to grow or to repay their outstanding indebtedness upon maturity.

Typically, investments in private companies are in restricted securities that are not traded in public markets and subject to substantial holding periods, so the Fund may not be able to resell some of its holdings for extended periods (which may be several years) and it may be difficult or impossible to sell such securities at prices comparable to the market prices of similar securities that are publicly traded. It is highly speculative as to whether and when an issuer will be able to register its securities so that they become eligible for trading in public markets. There can be no assurance that the Fund will be able to realize the value of private company investments in a timely manner.

Private companies are more likely to depend on the management talents and efforts of a small group of persons; therefore, the death, disability, resignation or termination of one or more of these persons could have a material adverse impact on the company. The Fund may hold non-controlling positions in the private companies in which it invests. As a result, the Fund is subject to the risk that a company may make business decisions with which the Fund disagrees, and that the management and/or stockholders of a portfolio company may take risks or otherwise act in ways that are adverse to the Fund’s interests. Due to the lack of liquidity of such Private Investments, the Fund may not be able to dispose of its investments in the event it disagrees with the actions of a private portfolio company and may therefore suffer a decrease in the value of the investment. In addition, these investments are subject to valuation risk as they will be fair valued subject to the Fund’s valuation policy, which is subject to inherent uncertainty and conflicts of interest, and, thus, there is significant uncertainty that the Fund can realize such investments at such fair value. The Fund does not intend to, nor does it currently anticipate that it will, take controlling equity positions in private companies. In addition, other shareholders, such as venture capital and private equity sponsors, that have substantial investments in a private company may have interests that differ from that of the private company or its minority shareholders, which may lead them to take actions that could materially and adversely affect the value of the Fund’s investment in the private company.

Investments in late-stage private companies involve greater risks than investments in shares of companies that have traded publicly on an exchange for extended periods of time. These investments may present significant opportunities for capital appreciation but involve a high degree of risk that may result in significant decreases in the value of these investments. The Fund may not be able to sell such investments when the Adviser deems it appropriate to do so because they are not publicly traded. As such, these investments are generally considered to be illiquid until a company’s public offering (which may never occur) and are often subject to additional contractual restrictions on resale following any public offering that may prevent the Fund from selling its shares of these companies for a period of time. Market conditions, developments within a company, investor perception or regulatory decisions may adversely affect a late-stage private company and delay or prevent such a company from ultimately offering its securities to the public. If a company does issue shares in an IPO, the shares may be risky and volatile and may cause the value of the Fund’s investment to decrease significantly. Moreover, these shares are typically subject to lock-up provisions that prohibit the Fund from selling them for a specified period of time after an IPO (typically 180 days). As a result, the market price of such shares may decline substantially before the Fund is able to sell these shares following an IPO.

Venture Capital Investments. The Fund expects to make “venture capital” investments in private companies which are subject to significant additional risks, including that the venture capital investments typically have limited operating history, are attempting to develop or commercialize unproven technologies or to implement novel business plans or are not otherwise developed sufficiently to be self-sustaining financially or to become public. Although these investments may offer the opportunity for significant gains, such investments involve a high degree of business and financial risk that can result in substantial losses, which risks generally are greater than the risks of investing in public or private companies that may be at a later stage of development.

Certain of these investments and potential investments will also implicate conflicts of interest. (See “Conflicts of Interest” below.)

Risk of Net-Long Bias

The Fund’s portfolio generally operates with a “net-long bias,” i.e., the dollar value of long positions in the portfolio exceed the dollar value of short positions. As a result, in a declining equity market environment, operating with a net-long bias could subject the Fund’s portfolio to more downside volatility than would be the case if the Fund’s portfolio had greater short exposure.

Risk of Short Sales

The Fund may seek maximum capital appreciation by effecting short sales of securities when the Adviser believes that the market price of a security is above its estimated intrinsic or fundamental value. For example, the Fund may “short” a security of a company if the Adviser believes the security is over-valued in relation to the issuer’s prospects for earnings growth. In addition, the Fund may attempt to limit exposure to a possible market decline in the value of its portfolio securities through short sales of securities that the Adviser believes possess volatility characteristics similar to those being hedged. At times, the Fund may be exposed significantly to short positions and, as a result, the dollar value of short positions in the portfolio could exceed the dollar value of long positions.

To effect a short sale, the Fund will borrow a security from a brokerage firm to make delivery to the buyer. The Fund is then obligated to replace the borrowed security by purchasing it at the market price at the time of replacement. Thus, short sales expose the Fund to the risk that it will be required to buy the security sold short (also known as “covering” the short position) at a time when the security has appreciated in value, thus resulting in a loss to the Fund. Positions in stocks sold short are more risky than long positions (purchases) in stocks because the maximum loss on a stock purchased is limited to the amount paid for the stock plus the transactions costs, where in the case of a short sale, there is no limit on the loss that may be incurred. Moreover, the amount of any gain achieved through a short sale will be decreased, and the amount of any loss increased, by the amount of any premium or interest the Fund may be required to pay in connection with a short sale. There is a risk that the borrowed securities would need to be returned to the brokerage firm on short notice. If a request for return of securities occurs at a time when other short sellers of the subject security are receiving similar requests, a “short squeeze” can occur, and the Fund might be compelled, at the most disadvantageous time, to replace borrowed securities previously sold short with purchases on the open market, possibly at prices significantly in excess of the price at which the securities were sold short. The successful use of short selling may be adversely affected by imperfect correlation between movements in the price of the security sold short and the securities being hedged. Short selling may exaggerate the volatility of the Fund’s investment portfolio. Short selling may also produce higher than normal portfolio turnover and may result in increased transaction costs to the Fund. In addition, the Fund, as a result of certain short sale transactions, may recognize short term capital gain, which will be passed through to investors as ordinary income. (See “Certain Tax Matters — Taxation of Short Sales.”)

The Fund may also make short sales against-the-box, in which it sells short securities it owns or has the right to obtain without payment of additional consideration. If the Fund makes a short sale against-the-box, it will be required to set aside securities equivalent in-kind and amount to the securities sold short (or securities convertible or exchangeable into those securities) and will be required to hold those securities while the short sale is outstanding. The Fund will incur transaction costs, including interest expenses, in connection with opening, maintaining and closing short sales against-the-box.

Regulators impose certain restrictions or disclosure requirements on short sales and the levels of restriction and disclosure may vary across different jurisdictions. Such restrictions and disclosure requirements may make it difficult for the Adviser to express its negative views in relation to certain securities, companies or sectors, which may have an adverse effect on the Fund’s ability to implement its investment strategy. See also “Derivatives Risk, Including the New Derivatives/Short Sale Rule” below.

There are other inherent difficulties and challenges in short selling. The general negative perceptions of short-sellers may limit the Adviser’s access to management of various issuers and hamper its research efforts. Management and other stakeholders of issuers may take legal action against short-sellers seeking to prevent or discourage short sales of the issuer’s securities to avoid depressing the value of its securities. The Adviser and the Fund could be subject to such private legal actions. The cost of and management time committed to defending any such action could be substantial.

When effecting short sales of securities, the Fund will receive a dollar amount (the “net short proceeds”) equal to the value of the securities sold short and will deposit and retain such net short proceeds or use them to purchase securities with the brokerage firm through which it effected the short sale transactions (a “Prime Broker”). Currently, the Fund’s Prime Brokers are Morgan Stanley & Co. Incorporated (“Morgan Stanley”) and Merrill Lynch Professional Clearing Corp. (“Merrill Lynch”). The Fund may add one or more additional Prime Brokers. The Fund, each Prime Broker and The Bank of New York Mellon, the Fund’s custodian, are parties to agreements in which the Prime Broker retains custody, on behalf of the Fund, of the cash proceeds from securities sold short. Because the Fund effects short sales as part of its principal investment strategy, the short proceeds deposited with the Prime Broker could represent a material portion of the Fund’s total assets. This may expose the Fund to significant risks or difficulty in obtaining access to its assets in the event of the default or bankruptcy of a Prime Broker. The Adviser will monitor regularly the creditworthiness of each Prime Broker.

Counterparty Credit Risk

The Fund will be subject to counterparty credit risk with respect to its use of total return swaps and other derivatives contracts. If a counterparty to a swap or other derivative contract becomes bankrupt or otherwise fails to perform its obligations due to financial difficulties, the Fund may experience significant delays in obtaining any recovery in a bankruptcy or other reorganization proceeding. The Fund may obtain only a limited recovery or may obtain no recovery in such circumstances. To partially mitigate this risk, the Adviser will seek to effect swap and other derivative transactions only with counterparties that it believes are creditworthy. The Adviser will consider the creditworthiness of counterparties in the same manner as it would review the credit quality of a security to be purchased by the Fund. However, there is no assurance that a counterparty will remain creditworthy or solvent.

Leverage & Borrowings Risk

The Fund’s investment program makes frequent use of leverage by borrowing money or using net short proceeds to purchase securities. (Although the Fund may issue preferred shares, it has no intention of doing so within the next 12 months.) The practice of leveraging by borrowing money is speculative and involves certain risks. Because short sales involve borrowing securities and then selling them, the Fund’s short sales have the additional effect of leveraging the Fund’s assets. The Fund may also generate leverage through engaging in securities lending. (See “Securities Lending Risk” below.) The Fund’s use of total return swaps can also expose the Fund to leveraged investment exposure. See also “Derivatives Risk, Including the New Derivatives/Short Sale Rule” below.

Purchasing equity securities on margin involves an initial cash requirement representing at least 50% of the underlying security’s value with respect to transactions in U.S. markets and varying (typically lower) percentages with respect to transactions in foreign markets. Borrowings to purchase equity securities typically will be secured by the pledge of those securities. The financing of securities purchases may also be effected through reverse repurchase agreements with banks, brokers and other financial institutions. This involves the transfer by the Fund of the underlying security (typically a debt instrument such as U.S. Treasuries) to a counterparty in exchange for cash proceeds based on a percentage (which can be as high as 95% to 100%) of the value of the debt instrument and, as described below, constitutes indebtedness subject to limitations of the Investment Company Act of 1940, as amended (the “1940 Act”). Borrowings by the Fund (which do not include short and derivative transactions) will not exceed 33 ⅓ percent of the Fund’s total assets.

Although leverage can increase investment returns if the Fund earns a greater return on the investments purchased with borrowed funds than it pays for the use of those funds, the use of leverage will decrease investment returns if the Fund fails to earn as much on investments purchased with borrowed funds as it pays for the use of those funds. The use of leverage will therefore magnify the impact of changes in the value of investments held by the Fund on the Fund’s net asset value and thus can increase the volatility of the Fund’s net asset value per share. In the event that the Fund’s portfolio investments decline in value, the Fund could be subject to a “margin call” and will be required to deposit additional collateral with the lender or suffer mandatory liquidation of securities pledged as collateral for its borrowings. In the event of a sudden, precipitous drop in value of the Fund’s assets, the Fund might not be able to liquidate assets quickly enough to pay off its borrowing. Leverage also creates interest expense that may lower the Fund’s overall returns. Money borrowed for leveraging will be subject to interest costs that may or may not be recovered by return on the securities purchased. The Fund also may be required to maintain minimum average balances in connection with its borrowings or to pay a commitment or other fee to maintain a line of credit; either of these requirements would increase the cost of borrowing over the stated interest rate.

The 1940 Act requires the Fund to satisfy an asset coverage requirement of 300% of its indebtedness, including amounts borrowed, measured at the time the Fund incurs the indebtedness (the “Asset Coverage Requirement”). This means that the value of the Fund’s total indebtedness may not exceed one-third the value of its total assets (including such indebtedness), measured at the time the Fund incurs the indebtedness. The staff of the Securities and Exchange Commission’s Division of Investment Management (the “SEC Staff”) takes the position that short sales of securities, reverse repurchase agreements, use of margin, sales of put and call options on specific securities or indices, investments in certain other types of instruments (including certain derivatives such as total return and other swap agreements), and the purchase and sale of securities on a when-issued or forward commitment basis, may be deemed to constitute indebtedness subject to the Asset Coverage Requirement.

Subject to adherence to the New Derivatives/Short Sale Rule (defined below) by the required compliance date of August 19, 2022, the SEC Staff currently does not deem a portfolio position involving these instruments to be subject to the Asset Coverage Requirement if an investment company “covers” its position by segregating liquid securities on its books or in an account with its custodian in amounts sufficient to offset the liability associated with the position. Generally, in conjunction with portfolio positions that are deemed to constitute senior securities, the Fund must: (1) observe the Asset Coverage Requirement; (2) maintain daily a segregated account in cash or liquid securities at such a level that the amount segregated plus any amounts pledged to a broker as collateral will equal the current value of the position; or (3) otherwise cover the portfolio position with offsetting portfolio securities. Segregation of assets or covering portfolio positions with offsetting portfolio securities may limit the Fund’s ability to otherwise invest those assets or dispose of those securities. With respect to “covering” a total return swap or other cash settled derivatives transaction, the Fund may set aside liquid assets in an amount equal only to the Fund’s net payment obligation, marked to market daily, rather than the notional value of the transaction (which will allow the Fund to employ a greater amount of leverage in connection with its investment program). The SEC has adopted rules that change the foregoing requirements. The rules must be adhered to by August 19, 2022. While the ultimate impact is not yet clear, these changes could restrict, and/or impose additional costs or other burdens upon, the Fund’s participation in derivative transactions, short sales and other transactions that can create a leveraging effect.

In order to obtain “leveraged” market exposure in certain investments and to increase the overall return to the Fund of various investments, the Fund may purchase options, total return swaps and other synthetic instruments that do not constitute “indebtedness” for purposes of the Asset Coverage Requirement. These instruments may nevertheless involve significant economic leverage and therefore may, in some cases, involve significant risks of loss. (See “Special Investment Instruments and Techniques” in the Fund’s statement of additional information (“SAI”).)

U.S. federal legislation has been enacted that provides for new clearing, margin, reporting and registration requirements for participants in the derivatives market. While the ultimate impact is not yet clear, these changes could restrict and/or impose significant costs or other burdens upon the Fund’s participation in derivatives transactions.

There is no guarantee that a leveraging strategy will be successful.

Securities Lending Risk

The Fund may lend its portfolio securities to brokers, dealers, and financial institutions in an amount not exceeding 33 ⅓ % of the value of the Fund’s total assets. These loans will be secured by collateral designated by the Adviser (consisting of cash and/or liquid securities) maintained in an amount equal to at least 100% of the market value, determined daily, of the loaned securities. The Fund may, subject to certain notice requirements, at any time call the loan and obtain the return of the securities loaned. The Fund will be entitled to the interest and dividends on the loaned securities. These loans are expected to be used to leverage the Fund’s assets — i.e., while the Fund continues to receive the income on its loaned securities, it can invest the cash collateral received in any securities or instruments consistent with the Fund’s investment objective and earn returns thereon. The Fund will be required to return the collateral with interest at a predetermined fixed or floating rate and, because the Fund’s interest obligation and transaction costs may turn out to be greater or less than the return on the Fund’s investment of the collateral, the Fund may lose or gain from engaging in the securities lending transaction. (See “Leverage and Borrowings Risk” above.)

A loan may be terminated at any time by the borrower or by the Fund upon notice. Upon termination, the borrower is obligated to return the loaned securities within three business days (one business day in the case of government securities). Any gain or loss in the market price of the loaned securities during the course of the loan continues to inure to the Fund’s benefit or risk. As with any extensions of credit, there are risks of delay in recovery and, in some cases, even loss of rights in the collateral, should the borrower of the securities fail financially. In addition, securities lending involves leverage, and the Fund may incur a loss if securities purchased with the collateral from securities loans decline in value or if the income earned does not cover the Fund’s transaction costs. Voting and consent rights that accompany loaned securities pass to the borrower. The Fund will follow the policy of seeking to call the loaned securities, to be delivered within three business days after notice, to permit the exercise of such rights if the matters involved would have a material effect on the investment in such loaned securities. The Fund will pay reasonable finder’s, administrative and custodial fees in connection with loans of securities.

Market Capitalization Risk

The Adviser will invest the Fund’s assets in equity securities without regard to the issuer’s market capitalization. Accordingly, the Fund may invest significantly in the stocks of companies having smaller market capitalizations, including mid-cap and small-cap stocks. The stocks of these companies often have less liquidity than the stocks of larger companies and these companies frequently have less management depth, narrower market penetrations, less diverse product lines, and fewer resources than larger companies. Due to these and other factors, stocks of smaller companies may be more susceptible to market downturns and other events, and their prices may be more volatile than the stocks of larger companies.

Foreign Investment Risk

The Fund may invest without limitation in securities of foreign issuers and in depositary receipts, such as American Depositary Receipts (“ADRs”), that represent indirect interests in securities of foreign issuers. Securities of foreign issuers in which the Fund may invest may be listed on foreign securities exchanges or traded in foreign over-the-counter markets. The Adviser defines “foreign issuers” as companies that derive a majority of their revenue or profits from foreign businesses, investments or sales, or that have a substantial portion of their operations or assets abroad. Since there are companies that may be legally organized or have principal offices located in the U.S. that derive a majority of their revenue or profits from foreign businesses, investments or sales, or that have a substantial portion of their operations or assets abroad, such companies are also considered to be “foreign issuers” for these purposes.

Risk factors affecting foreign investments include, but are not limited to, the following: varying custody, brokerage and settlement practices; difficulty in pricing; less public information about issuers of foreign securities; less governmental regulation and supervision over the issuance and trading of securities than in the U.S.; the unavailability of financial information regarding the foreign issuer or the difficulty of interpreting financial information prepared under foreign accounting standards; less liquidity and more volatility in foreign securities markets; the possibility of expropriation or nationalization; the imposition of withholding and other taxes; adverse political, social or diplomatic developments; limitations on the movement of funds or other assets of the Fund between different countries; difficulties in invoking legal process abroad and enforcing contractual obligations; and the difficulty of assessing economic trends in foreign countries. Moreover, governmental issuers of foreign securities may be unwilling to repay principal and interest due, and may require that the conditions for payment be renegotiated. Investment in foreign countries also involves higher brokerage and custodian expenses than does investment in U.S. securities.

Other risks of investing in foreign securities include changes in currency exchange rates (in the case of securities that are not denominated in U.S. dollars) and currency exchange control regulations or other foreign or U.S. laws or restrictions, or devaluations of foreign currencies. A decline in the exchange rate would reduce the value of certain of the Fund’s foreign currency denominated portfolio securities irrespective of the performance of the underlying investment. In addition, the Fund may incur costs in connection with conversion between various currencies. The Fund may also invest in companies located in, or doing business in, emerging or less developed countries. These investments are typically subject to the foregoing risks to a much greater degree than investments in developed countries and thus, investments in less developed countries could potentially increase volatility of the Fund’s net asset value. There is no limit on the amount of the Fund’s assets that may be invested in companies located or doing business in emerging market countries.

The Fund may enter into forward currency exchange contracts (“forward contracts”) for hedging purposes and non-hedging purposes to pursue its investment objective. Forward contracts are transactions involving the Fund’s obligation to purchase or sell a specific currency at a future date at a specified price. Forward contracts may be used by the Fund for hedging purposes to protect against uncertainty in the level of future foreign currency exchange rates, such as when the Fund anticipates purchasing or selling a foreign security. This technique would allow the Fund to “lock in” the U.S. dollar price of the security. Forward contracts may also be used to attempt to protect the value of the Fund’s existing holdings of foreign securities. There may be, however, imperfect correlation between the Fund’s foreign securities holdings and the forward contracts entered into with respect to those holdings. Forward contracts may also be used for non-hedging purposes to pursue the Fund’s investment objective (subject to any policies established by the board of trustees of the Fund (the “Board”)), such as when the Adviser anticipates that particular foreign currencies will appreciate or depreciate in value, even though securities denominated in those currencies are not then held in the Fund’s investment portfolio. There is no requirement that the Fund hedge all or any portion of its exposure to foreign currency risks.

Brexit. The United Kingdom (the “UK”) formally notified the European Council of its intention to leave the European Union (the “EU”) on March 29, 2017 (commonly known as “Brexit”), which became effective on January 1, 2021. Given the size and importance of the UK’s economy, uncertainty about its legal, political and economic relationship with the EU may be a source of instability, create significant currency fluctuations, and/or otherwise adversely affect international markets or other cross-border co-operation arrangements (whether economic, tax, fiscal, legal, regulatory or otherwise) for the foreseeable future beyond the date of the UK’s withdrawal from the EU.

Eurozone Investment Risk. The Fund may invest directly or indirectly from time to time in European companies and assets and companies and assets that may be affected by the Eurozone economy. Ongoing concerns regarding the sovereign debt of various Eurozone countries, including the potential for investors to incur substantial write-downs, reductions in the face value of sovereign debt and/or sovereign defaults, as well as the possibility that one or more countries might leave the EU or the Eurozone create risks that could materially and adversely affect Fund investments. Sovereign debt defaults and EU and/or Eurozone exits could have material adverse effects on the Fund’s investments in European companies and assets, including, but not limited to, the availability of credit to support such companies’ financing needs, uncertainty and disruption in relation to financing, increased currency risk in relation to contracts denominated in Euros and wider economic disruption in markets served by those companies, while austerity and/or other measures introduced to limit or contain these issues may themselves lead to economic contraction and resulting adverse effects for the Fund. Legal uncertainty about the funding of Euro-denominated obligations following any breakup or exits from the Eurozone, particularly in the case of investments in companies and assets in affected countries, could also have material adverse effects on the Fund. Were any other member state to decide to withdraw from the EU, that could exacerbate such uncertainty and instability and may present similar and/or additional potential risks to Fund investments in European issuers.

China Investment Risk. The following events and issues, among others, may have a materially adverse impact on investments in companies doing business in the People’s Republic of China (“PRC”) (including Hong Kong and Macau) and territories administered by the Republic of China (Taiwan and some neighboring islands) (collectively, “Greater China”): introduction of new policies or legislation in, or affecting businesses or investments in, Greater China; unfavorable legal interpretations and/or inability to effectively enforce legal rights under PRC law or another legal system in Greater China; uncertainty related to the variable interest entity (VIE) corporate structure; political relations between the international community and Greater China; concerns regarding de-listing of Chinese companies from U.S. exchanges and access to U.S. capital markets; PRC state ownership and PRC government economic intervention; non-compliance with U.S. laws by companies in Greater China; potential for fraud by companies in Greater China and difficulties in conducting due diligence; restrictions on foreign investment market access; difficulty of repatriation of investment returns and capital; and tax uncertainty impacting companies in Greater China and investments in companies doing business in Greater China.

Derivatives Risk, Including the New Derivatives/Short Sale Rule

Swaps and certain options and other custom derivative or synthetic instruments are subject to the risk of non-performance by the counterparty to such instrument, including risks relating to the financial soundness and creditworthiness of the counterparty. The prices of derivative instruments can be highly volatile. In addition, derivatives may entail investment exposures that are greater than their cost would suggest, meaning that a small investment in derivatives could have a large impact on the Fund’s performance.

There has been an international effort to increase the stability of the over-the-counter derivatives market in response to the 2008 financial crisis. In the United States, the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”) includes provisions that also comprehensively regulate the over-the-counter derivatives markets. In Europe, the European Parliament has adopted a regulation on over-the-counter derivatives, central counterparties and trade repositories (known as the European Markets and Infrastructure Regulation, or “EMIR”), which comprehensively regulates the over-the-counter derivatives markets. These regulations have imposed compliance costs on the Fund. They have also increased the dealers’ costs, which may be passed through to other market participants in the form of higher fees and less favorable dealer marks. They may also render certain strategies in which the Fund might otherwise engage impossible or so costly that they will no longer be economical to implement.

The SEC recently adopted rules that change the framework for the permissible use of derivatives and short sales (and other similar transactions that can have a leveraging effect) by the Fund (the “New Derivatives/Short Sale Rule”). The new rules will limit funds’ leverage risk based on value-at-risk (“VaR”) and would generally limit the Fund’s VaR so as not to exceed 200%

of the VaR of a designated reference portfolio or 20% of the Fund’s net assets. The Fund must adhere to the New Derivatives/Short Sale Rule by August 19, 2022 and until such adherence, the Fund will continue to adhere to existing SEC and SEC Staff positions governing derivatives, short sales and other leverage creating transactions. The New Derivatives/Short Sale Rule may restrict, and/or impose additional costs or other burdens upon, the Fund’s participation in derivative transactions, short sales, and other leverage creating transactions.

Total Return Swaps Risk

In a total return swap transaction, one party agrees to pay the other party an amount equal to the total return of a defined underlying asset (such as an equity security or basket of such securities) or a non-asset reference (such as an index) during a specified period of time. In return, the other party would make periodic payments based on a fixed or variable interest rate or on the total return from a different underlying asset or non-asset reference. Total return swaps could result in Fund losses if the underlying asset or reference does not perform as anticipated. Such transactions can have the potential for unlimited losses. Swaps can involve greater risks than direct investment in securities, because swaps, among other factors, may be leveraged (creating leverage risk), and are subject to counterparty risk, pricing risk and liquidity risk, which may result in significant Fund losses.

Sector Concentration Risk

The Fund’s investments may be concentrated in one or more sectors. Investments in the same sector may be similarly affected by economic, regulatory, political or market events or conditions, which may make the Fund more vulnerable to unfavorable developments in that sector than funds that invest more broadly. Thus, the Fund may be more susceptible to risk of loss from events adversely affecting a particular sector in which the Fund focuses.

ADDITIONAL RISK FACTORS

The Incentive Fee

The Incentive Fee (as described below) may create an incentive for the Adviser to cause the Fund to make investments that are riskier or more speculative than those that might have been made in the absence of the Incentive Fee. In addition, the Adviser may time investments in order to maximize income under the Incentive Fee. While the Board does not monitor specific investment decisions by the Adviser and the particular timing of individual investment decisions as they relate to the Incentive Fee, the Board, as part of its fiduciary duties and responsibilities under the 1940 Act (relating to future determinations as to whether to renew the investment advisory agreement with the Adviser), expects to consider whether the Incentive Fee is fair and reasonable.

The Incentive Fee is accrued daily as a liability of the Fund and so reduces the net asset value of all shares. The repurchase price received by a shareholder whose shares are repurchased in a repurchase offer will reflect an Incentive Fee accrual if the Fund has experienced positive performance through the date of repurchase. However, the Fund will not accrue an Incentive Fee for any period unless it has fully recovered any cumulative losses from prior fiscal periods. This is sometimes known as a “high water mark.” An Incentive Fee accrual may subsequently be reversed if the Fund’s performance declines. No adjustment to a repurchase price will be made after it has been determined.

Whenever shares are repurchased in a repurchase offer, or the Fund pays a dividend or a distribution, the amount of any cumulative loss will be reduced in proportion to the reduction in the Fund’s assets paid in respect of such repurchase or in respect of such dividend or distribution. For example, if the Fund has a cumulative loss of $5 million, and 5% of the Fund’s shares are repurchased in a repurchase offer (meaning that 5% of the Fund’s assets are paid out to tendering shareholders), then the amount of the cumulative loss will be reduced by 5% (or $250,000) to $4,750,000. Under this scenario, the Fund will not accrue an Incentive Fee until it recovers the cumulative loss of $4,750,000. However, the amount of any cumulative loss incurred by the Fund will not be increased by any sales of shares (including shares issued as a result of the reinvestment of dividends and distributions). Consequently, as the number of outstanding shares increases, the per-share amount (but not the dollar amount) of a cumulative loss will be reduced. As a result, if a shareholder does not reinvest its distributions, the benefits that such shareholder would receive from a cumulative loss (if any) will be diluted. This means that an investor’s investment may bear a higher percentage Incentive Fee than it otherwise would. (See “Additional Risk Factors — Repurchase Offers,” “Fees and Expenses — Incentive Fee,” and “Repurchase Offers — Consequences of Repurchase Offers.”)

The application of the Incentive Fee may not correspond to a particular shareholder’s experience in the Fund because aggregate cumulative appreciation is calculated on an overall basis allocated equally to each outstanding share. For example, a shareholder may acquire shares after the Fund’s trading has resulted in a cumulative loss. If so, that shareholder’s shares will not be subject to having their net asset value reduced by the Incentive Fee until sufficient gains have been achieved to exceed such losses, despite the fact that all gains allocated to such shares from the date of purchase will constitute aggregate cumulative appreciation in respect of such shares. Conversely, the shares which had been outstanding when such losses were incurred may be subject to having their net asset value reduced by the Incentive Fee, even though the net asset value per share is below the net asset value at which such shares were issued. In addition, when shares are issued at a net asset value reduced by the accrued Incentive Fee and such accrued Incentive Fee is subsequently reversed due to trading losses, the reversal will be allocated equally among all outstanding shares (increasing the net asset value per share), including those shares whose purchase price had not itself been reduced by the accrued Incentive Fee being reversed.

In addition, determinations of fair value for any Private Investments or other holdings can be highly subjective, and the Adviser, given its role in making such determinations, has a conflict of interest as the Adviser is receiving the Incentive Fee which can be impacted by the effect of such fair valuation decisions. The Board retains ultimate oversight over the Fund’s valuation policies and procedures.

Very few investment advisers to registered investment companies receive an incentive fee similar to that to which the Adviser is entitled. In fact, due to the Fund’s performance, the Incentive Fees accrued for recent fiscal years have been high and amounted to a significant portion of the Fund’s expense ratio. However, the Incentive Fee is comparable to performance-based fees charged by private funds. While the Board does not monitor specific investment decisions by the Adviser and the particular timing of individual investment decisions as they relate to the Incentive Fee, the Board, as part of its fiduciary duties and responsibilities under the 1940 Act (relating to annual determinations as to whether to renew the investment advisory agreement with the Adviser), does consider whether the Incentive Fee is fair and reasonable.

Repurchase Offers

The Fund offers to purchase only a portion of its shares each quarter, and there is no guarantee that investors will be able to sell all of their shares that they desire to sell in any particular repurchase offer. If a repurchase offer is oversubscribed by shareholders, the Fund will repurchase only a pro rata portion of shares tendered by each shareholder. The potential for pro-ration may cause some investors to tender more shares for repurchase than they wish to have repurchased. (See “Repurchase Offers — Oversubscribed Repurchase Offer.”)

The Fund’s repurchase policy may have the effect of decreasing the size of the Fund over time from what it otherwise would have been. It may, therefore, force the Fund to sell assets it would not otherwise sell. It may also reduce the investment opportunities available to the Fund and cause its expense ratio to increase.

The Incentive Fee is accrued as an expense of the Fund daily and thus reduces the net asset value of all shares. The repurchase price received by an investor whose shares are repurchased in a quarterly repurchase offer will therefore reflect an accrual for the Incentive Fee if the Fund has experienced an increase in net assets due to investment operations from the beginning of the fiscal period through the date of repurchase. However, that Incentive Fee accrual may subsequently be reversed if the Fund’s performance declines. No adjustment to a repurchase price will be made after it has been fixed. (See “Repurchase Offers — Consequences of Repurchase Offers.”)

Liquidity Risks

The Fund has no plans to list its shares on any securities exchange, and there is no assurance that any secondary market will develop for the Fund’s shares. Shares may be held only through the Underwriter or a broker or dealer that has entered into a selling agreement with the Underwriter (or Foreside) or a registered investment adviser that has entered into an agreement with the Adviser (or its affiliates). Shareholders will be unable to redeem shares on a daily basis because the Fund is a closed-end fund. Although the Fund offers to repurchase shares on a quarterly basis, a shareholder may not be able to liquidate its investment in the Fund within a timeframe suitable to that shareholder. (See “Repurchase Offers.”) In addition, shares are subject to transfer restrictions that permit transfers only to persons who are Qualified Investors (as defined herein), unless the transfer is by gift or bequest, or pursuant to an agreement relating to a legal separation or divorce, and to accounts with a broker or dealer or registered investment adviser that has entered into an agreement with the Underwriter or the Adviser, respectively. Brokers, dealers, registered investment advisers or the Underwriter may require substantial documentation in connection with a requested transfer of shares, and shareholders should not expect that they will be able to transfer shares at all. Attempted transfers may require a substantial amount of time to effect. Shares of the Fund may not be exchanged for shares of any other fund. An investment in the Fund is suitable only for investors who can bear the risks associated with the limited liquidity of the shares and should be viewed as a long-term investment.

Regulatory Risk

Changes in government regulations may adversely affect the value of a security. An insufficiently regulated market might also permit inappropriate practices that adversely affect an investment. Recent legal and regulatory changes, and additional legal and regulatory changes in the future, may substantially affect over-the-counter derivatives markets and such changes may impact the Fund’s use of such instruments, to the extent such instruments are used by the Fund. In particular, the Dodd-Frank Act, enacted in July 2010, introduced a variety of new restrictions on the securities markets and imposes additional regulations on the trading of over-the-counter derivatives and swaps.

Legal, tax and regulatory changes could occur during the term of the Fund that may adversely affect the Fund. The regulatory environment for registered investment companies is evolving, and changes in the regulation of registered investment companies may adversely affect the Fund, e.g., the value of investments held by the Fund and the ability of the Fund to obtain the leverage it might otherwise obtain or to pursue its trading strategies. The effect of any future regulatory change on the Fund could be substantial and adverse including, for example, increased compliance costs, the prohibition of certain types of trading and/or the inhibition of the Fund’s ability to pursue certain of its investment strategies as described in this Prospectus.

Market Disruption and Geopolitical Risk

The Fund is subject to the risk that geopolitical events may disrupt securities markets and adversely affect global economies and markets generally. War, terrorism and related geopolitical events have led, and in the future may lead, to increased short-term market volatility and may have adverse long-term effects on U.S. and world economies and markets generally. The Fund may also be adversely affected by business continuity issues for companies and markets, including as a result of pandemics, such as COVID-19; cybersecurity issues, including disruptions to company operations, national and local elections and power supply and generation; and natural disasters and ecological damage. Those events, as well as other changes in foreign and domestic political and economic conditions could also adversely affect individual issuers or related groups of issuers, securities markets, interest rates, credit ratings, inflation, investor sentiment and other factors affecting the value of the Fund’s investments. At such times, the Fund’s exposure to the risks described elsewhere in this Prospectus can increase and it may be difficult for the Fund to implement its investment program for a period of time.

Money Market Fund Risk

Although a money market fund generally seeks to maintain its value at $1.00 per share, there is no assurance that it will be able to do so, and it is possible to lose money by investing in money market funds. Shareholders of an investment company, including a money market fund, generally bear all expenses of that company, including fees of the investment adviser and custodian, brokerage commissions and legal and accounting fees. As a result, to the extent the Funds invests in a money market fund, shareholders will be paying two levels of advisory fees -- the Management Fee and Incentive Fee and the fees charged by the money market fund in the Fund’s portfolio. As a result, the returns realized by the Fund’s shareholders from the Fund’s activities will be less than the returns the shareholders would realize from engaging in the same activities directly.

Options Risk

The use of options is a highly specialized activity which involves investment techniques and risks different from those associated with ordinary portfolio securities transactions. The Fund may buy and sell call and put options (including index options), including options on currencies. If the Fund sells a put option, there is a risk that the Fund may be required to buy the underlying asset at a disadvantageous price. If the Fund sells a call option, there is a risk that the Fund may be required to sell the underlying asset at a disadvantageous price, and if the call option sold is not covered (for example, by owning the underlying asset), the Fund’s losses are potentially unlimited. Options may be traded over-the-counter or on a securities exchange. These transactions involve risks consisting of counterparty credit risk and leverage risk, which are described above.

The Fund may at times use currency options to hedge against the decline in the value of a currency or to enhance returns. Currency options are similar to options on securities. For example, in consideration for an option premium the writer of a currency option is obligated to sell (in the case of a call option) or purchase (in the case of a put option) a specified amount of a specified currency on or before the expiration date for a specified amount of another currency. The Fund may engage in transactions for currency options either on exchanges or over-the-counter markets. Currency options involve substantial currency risk, and may also involve credit, leverage or liquidity risk, among others.

Forward Contracts Risk

A forward contract is an over-the-counter derivative transaction between two parties to buy or sell a specified amount of an underlying reference (security, index or currency) at a specified price (or rate) on a specified date in the future. Forward contracts are negotiated on an individual basis and are not standardized or traded on exchanges. The market for forward contracts is substantially unregulated and can experience lengthy periods of illiquidity, unusually high trading volume and other negative impacts, such as political intervention, which may result in volatility or disruptions in such markets. A relatively small price movement in a forward contract may result in substantial losses to the Fund, exceeding the amount of the margin paid. Forward contracts can increase the Fund’s risk exposure to underlying references and their attendant risks, such as credit risk, market risk, foreign currency risk and interest rate risk, while also exposing the Fund to correlation risk, counterparty risk, hedging risk, leverage risk, liquidity risk, pricing risk and volatility risk.

Conflicts of Interest

The Adviser and its sole member, Alkeon Capital Management, LLC (“Alkeon”), provide investment advice for certain other investment funds or other accounts (the “Other Accounts”). The investment activities of the Adviser and its affiliates for the Other Accounts will give rise to conflicts of interest that may disadvantage the Fund. The Fund has no interest in these other activities of the Adviser and its affiliates. As a result of the foregoing, the persons that manage the Fund’s investments and their associated investment firms and their affiliates: (i) will be engaged in substantial activities other than on behalf of the Adviser and the Fund, (ii) will have differing economic interests in respect of such activities, and (iii) may have conflicts of interest in allocating their time and activity between the Fund and Other Accounts. Such persons will devote only so much of their time to the management of the Fund’s investments as in their judgment is necessary and appropriate.

There may be circumstances under which the Adviser or its associated firms will cause one or more of their Other Accounts to commit a different percentage of their respective assets to an investment opportunity than to which the Adviser will commit the Fund’s assets. There also may be circumstances under which the Adviser or its associated firms will consider participation by their Other Accounts in investment opportunities in which the Adviser does not intend to invest on behalf of the Fund, or vice versa. It is the Adviser’s policy, to the extent practicable, to allocate investment opportunities to the Fund and the Other Accounts fairly and equitably over time. The Board has approved the Adviser’s allocation policy and practices which are intended to further the foregoing policy. Under such policy, priority allocations to Private Investments have been granted to certain private vehicles (and not the Fund) whose investment program primarily entails making investments in such Private Investments. Additionally, the Adviser has broad discretion regarding the manner in which it allocates investments among the Fund and the Other Accounts that may be eligible to participate in the allocation of a given investment opportunity. The Adviser will not purchase securities or other property from, or sell securities or other property to, the Fund.

In many circumstances, negotiated co-investments by the Fund and Other Accounts may be made only pursuant to an order from the SEC permitting the Fund to do so. The Fund has applied for an exemptive order from the SEC (the “Order”), seeking to grant Other Accounts and the Fund the ability to fully negotiate terms of co-investment transactions with other funds managed by the Adviser or certain affiliates, subject to the conditions included therein. The Order, if granted, would facilitate the Adviser’s ability to allocate from time to time to the Fund Private Investments, to the extent consistent with the Adviser’s allocation policy approved by the Board. In certain situations, such as when there is an opportunity to negotiate terms of Private Investments and invest in such securities as well as other securities of the same issuer that do not satisfy the Fund's investment objective and strategies, the personnel of the Adviser or its affiliates will need to decide which clients will proceed with which investments. These limitations may limit the scope of investment opportunities that would otherwise be available to the Fund. Such personnel will make these determinations based on policies and procedures, which are designed to reasonably ensure that investment opportunities are allocated fairly and equitably among affiliated funds/accounts over time and in a manner that is consistent with applicable laws, rules and regulations. Moreover, except in certain circumstances, when relying on the Order (if granted), the Fund will be unable to invest in any issuer in which one or more funds managed by the Adviser or its affiliates has previously invested.

It should be noted that Alkeon is a non-managing member of Breakwater, a broker-dealer that employs certain of Alkeon’s employees. Breakwater acts as the distributor for the Fund and does not maintain a trading function. (See “Conflicts of Interest.”)

Disaster, Business Continuity and Cyber-Security Risk

The occurrence of a disaster such as a cyber-attack, a natural catastrophe, an industrial accident, a terrorist attack or war, events unanticipated in the Fund’s disaster recovery systems, or a support failure from external providers, could have an adverse effect on the Fund’s ability to conduct business and on the Fund’s results of operations and financial condition, particularly if those events affect its computer-based data processing, transmission, storage, and retrieval systems or destroy data. If a significant number of the Adviser and Alkeon’s employees were unavailable in the event of a disaster, the Fund’s ability to effectively conduct business could be severely compromised.

The Adviser (and its affiliates) relies upon secure information technology systems for data processing, storage and reporting. Despite careful security and controls design, implementation and updating, the Adviser (and its affiliates) information technology systems could become subject to cyber-attacks. Cyber-attacks include, but are not limited to, gaining unauthorized access to digital systems (e.g., through “hacking” or malicious software coding) for purposes of misappropriating assets or sensitive information, corrupting data, or causing operational disruption. Cyber-attacks may also be carried out in a manner that does not require gaining unauthorized access, such as causing denial-of service attacks on websites (i.e., efforts to make network services unavailable to intended users). Network, system, application and data breaches could result in operational disruptions or information misappropriation, which could have a material adverse effect on the Fund.

Cyber-security failures or breaches by the Adviser and other service providers (including, but not limited to, accountants, custodians, transfer agents and administrators), and the issuers of securities in which the Fund invests, have the ability to cause disruptions and impact business operations, potentially resulting in financial losses, interference with the Fund’s net asset value calculations, impediments to trading, the inability of shareholders to transact business, violations of applicable privacy and other laws, regulatory fines, penalties, reputational damage, reimbursement or other compensation costs, or additional compliance costs. In addition, substantial costs may be incurred in order to prevent any cyber incidents in the future. While the Fund has established a business continuity plan in the event of, and risk management systems to prevent, such cyber-attacks, there are inherent limitations in such plans and systems including the possibility that certain risks have not been identified. Furthermore, the Fund cannot control the cyber-security plans and systems put in place by its service providers and issuers in which the Fund invests. The Fund could be negatively impacted as a result.

The Fund is dependent on its and third parties’ communications and information systems. Any failure or interruption of those systems, including as a result of the termination of an agreement with any third-party service providers, could cause delays or other problems in the Fund’s activities. The Fund’s financial, accounting, data processing, backup or other operating systems and facilities may fail to operate properly or become disabled or damaged as a result of a number of factors including events that are wholly or partially beyond its control and adversely affect the Fund’s business. There could be:

●	sudden electrical or telecommunications outages;

●	natural disasters such as earthquakes, tornadoes and hurricanes;

●	disease pandemics;

●	events arising from local or larger scale political or social matters, including terrorist acts; and

●	cyber-attacks.

These events, in turn, could have a material adverse effect on the Fund.

Failure to Obtain Section 17(d) Exemptive Relief

The 1940 Act prohibits the Fund from making certain investments alongside affiliates unless it receives an order from the SEC permitting it to do so. The Fund and the Adviser have applied for exemptive relief from the provisions of Sections 17(d) of the 1940 Act to invest in certain privately negotiated investment transactions alongside current or future private funds, separate accounts, or registered investment companies that are advised or subadvised by the Adviser or its affiliates or any company that is a direct or indirect, wholly- or majority-owned subsidiary of the Adviser or its affiliates, collectively, the Fund’s “co-investment affiliates,” subject to the satisfaction of certain conditions. There is no assurance that the Fund or the Adviser will receive such exemptive relief, and if they are not able to obtain the exemptive relief, the Fund will not be permitted to participate in Private Investments alongside affiliates, except to the limited extent permitted by exemptive rule or guidance. This may reduce the Fund’s ability to invest its assets in Private Investments. The Fund may be forced to invest in cash, cash equivalents or other assets that may result in lower returns than otherwise may be available through investment opportunities pursuant to the Order.

THE FUND

The Fund is registered under the 1940 Act as a closed-end management investment company. The Fund operates as a diversified investment company. The Fund was organized under a Certificate of Trust on June 26, 2009 in the State of Delaware and commenced operations on March 1, 2010. The Fund’s principal office is located at 350 Madison Avenue, 20th Floor, New York, New York 10017, and its telephone number is (212) 716-6840. The Adviser, SilverBay Capital Management LLC, a Delaware limited liability company that is registered as an investment adviser with the Securities and Exchange Commission (the “SEC”) under the Investment Advisers Act of 1940, as amended (the “Advisers Act”), serves as the investment adviser of the Fund. The Adviser is controlled by its sole member, Alkeon, which is registered with the SEC as an investment adviser. Mr. Sparaggis, the controlling person and Chief Investment Officer of Alkeon, serves as the Fund’s principal Portfolio Manager and as the lead member of the Adviser’s Investment Team, and has served as the Fund’s principal portfolio manager (the “Portfolio Manager”) since the Fund’s commencement of operations in March 2010. Other members of the Investment Team assist Mr. Sparaggis in his role as the Fund’s principal Portfolio Manager. The Board has responsibility for oversight of the Fund. (See “Management of the Fund — The Board of Trustees” herein and “Management of the Fund” in the SAI.) Alkeon manages other accounts that have generally similar investment strategies. For a detailed discussion regarding conflicts of interest, see “Conflicts of Interest – Participation in Investment Opportunities”.

USE OF PROCEEDS

The proceeds of this offering, excluding the amount of any sales load paid by shareholders (if applicable) and net of the Fund’s ongoing fees and expenses, will be invested in accordance with the Fund’s program as soon as practicable after each monthly closing of such offering or at such other times as may be determined by the Board.

Pending the investment of the proceeds of any offering in securities and other investments consistent with the Fund’s investment program and during periods of adverse market conditions in the equity securities markets, the Fund may deviate from its investment objective and invest all or a portion of its assets in high quality debt securities, money market instruments, or hold its assets in cash. The Fund may be prevented from achieving its objective during any time in which the Fund’s assets are not substantially invested in accordance with its principal investment strategies.

INVESTMENT PROGRAM

Investment Objective and Policies

The Fund’s investment objective is to achieve maximum capital appreciation. No assurance can be given that the Fund will achieve its investment objective or that shareholders will not lose money.

The Fund’s investment objective is fundamental and may not be changed without the approval of shareholders. However, except as otherwise stated in this prospectus (the “Prospectus”) or in the SAI, the investment policies and restrictions of the Fund are not fundamental and may be changed by the Board without a vote of shareholders. The Fund’s fundamental investment policies and restrictions are listed in the SAI. Its principal investment strategies are discussed below. The Fund may change any investment policy or strategy that is not fundamental, if the Board believes doing so would be consistent with the Fund’s investment objective.

Principal Investment Strategies & Methodology

The Fund pursues its investment objective by investing its assets primarily in publicly-traded equity securities of U.S. and foreign companies that the Adviser believes are well positioned to benefit from demand for their products or services, including companies that can innovate or grow rapidly relative to their peers in their markets. “Growth companies” are generally considered to possess these characteristics. For purposes of the Fund’s investment program, “equity securities” means common and preferred stocks (including IPO securities), convertible securities, stock and index options (call and put options), warrants and rights. The Adviser will invest the Fund’s assets in equity securities without regard to the issuer’s market capitalization.

The Adviser may, at times, focus on investments in Technology Companies. Conversely, it may seek opportunities for maximum capital appreciation in the equity securities of companies that are, or may be expected to be, disadvantaged by technological events, advances or products. As a result, investments in Technology Companies may comprise a significant portion of the Fund’s portfolio. The Fund’s investment program may also include investments in the equity securities of companies in a variety of other industries and sectors.

In making investment decisions for the Fund, the Adviser uses fundamental investment analysis and in-depth research to identify attractive investment opportunities. The Adviser’s investment process involves a research driven, bottom-up analysis of a security’s potential for appreciation or depreciation, and includes consideration of the financial condition, earnings outlook, and strategy, management and industry position of issuers. This analytical process involves the use of valuation models, review and analysis of published research and, in some cases, discussions with industry experts and company visits. The Adviser also takes into account economic and market conditions.

The Fund reserves the right to alter or modify some or all of the Fund’s investment strategies in order to take advantage of changing market conditions, when the Adviser, in its sole discretion, concludes that such alterations or modifications will enable the Fund to meet its investment objective.

The Fund’s investment program emphasizes active management of the Fund’s portfolio. Consequently, the Fund’s portfolio turnover and brokerage commission expenses may significantly exceed those of other registered investment companies. Additionally, a high portfolio turnover rate (one that exceeds 100% in our view) may result in the realization of capital gains, including short-term gains which will be taxable to shareholders as ordinary income. (See “Principal Risk Factors — Active Management Risk.”)

The Fund operates as a diversified investment company under the 1940 Act. This means that at least 75% of the value of the Fund’s total assets must be represented by cash, cash items, U.S. Government securities, securities of other investment companies, and other securities which in respect of any issuer are limited to an amount not greater than 5% of the value of the total assets of the Fund and to not more than 10% of the outstanding voting securities of such issuer. Additionally, the Fund’s investments may be concentrated in one or more sectors. Investments in the same sector may be similarly affected by economic, regulatory, political or market events or conditions, which may make the Fund more vulnerable to unfavorable developments in that sector than funds that invest more broadly. Thus, the Fund may be more susceptible to risk of loss from events adversely affecting a particular sector in which the Fund focuses. (See “Principal Risk Factors — Sector Concentration Risk.”)

In addition, from time to time, the Fund may invest a portion of its assets in Private Investments.

Common Stocks. Common stocks are shares of a corporation or other entity that entitle the holder to a pro rata share of the profits, if any, of the entity without preference over any other shareholder or claim of shareholders, after making required payments to holders of the entity’s preferred stock and other senior equity. Common stock usually carries with it the right to vote and frequently an exclusive right to do so.

Short Sales. The Fund may seek maximum capital appreciation by effecting short sales of securities when the Adviser believes that the market price of a security is above its estimated intrinsic or fundamental value. The Fund may also effect short sales for hedging purposes.

Leverage. Depending upon market conditions and the availability of suitable investment opportunities, the Fund may utilize leverage as part of its investment program by borrowing money or using net short proceeds to purchase securities.

Short sales, swaps and the use of leverage (either directly or through securities lending) are considered speculative investment practices and involve certain risks. (See “Principal Risk Factors — Risk of Short Sales,” “Principal Risk Factors — Leverage & Borrowings Risk,” “Principal Risk Factors — Securities Lending Risk,” and “Principal Risk Factors --- Derivatives Risks, Including the New Derivatives/Short Sale Rule.”)

Total Return Swaps. The Adviser may use total return swaps to pursue the Fund’s investment objective of maximum capital appreciation. In comparison to certain direct long or short transactions, total return swap transactions can sometimes offer more advantageous financing costs and/or a more efficient means of gaining exposure to certain foreign markets where direct investment may be restricted or cost prohibitive. The Fund may also obtain leveraged investment exposure through total return swaps. The Adviser may also use these swaps for hedging purposes. A swap is a contract under which two parties agree to make periodic payments to each other based on specified interest rates, an index or the value of some other instrument, applied to a stated, or “notional,” amount. Swaps generally can be classified as interest rate swaps, currency swaps, commodity swaps, total return swaps or equity swaps, depending on the type of index or instrument used to calculate the payments. Such swaps would increase or decrease the Fund’s investment exposure to the particular interest rate, currency, commodity or equity involved. Total return swaps are where one party exchanges a cash flow indexed (on a long or short basis) to a non-money market asset (e.g., an equity security). (The use of swaps other than total return swaps is not currently a principal investment strategy of the Fund.) (See “Principal Risk Factors – Total Return Swaps Risk.”)

Preferred Stocks. Preferred stock generally has a preference over an issuer’s common stock as to dividends and in the event of liquidation, but it ranks junior to debt securities in an issuer’s capital structure. Preferred stock generally pays dividends in cash (or additional shares of preferred stock) at a defined rate, but unlike interest payments on debt securities, preferred stock dividends are payable only if declared by the issuer’s board of directors. Dividends on preferred stock may be cumulative, meaning that, in the event the issuer fails to make one or more dividend payments on the preferred stock, no dividends may be paid on the issuer’s common stock until all unpaid preferred stock dividends have been paid. Preferred stock may also be subject to optional or mandatory redemption provisions.

IPO Securities. The Fund may purchase securities of companies in initial public offerings (i.e., “IPO securities”) or shortly thereafter. Special risks associated with these securities may include a limited number of shares available for trading, unseasoned trading, lack of investor knowledge of the issuer, and limited operating history. (See “Principal Risk Factors — Market Capitalization Risk.”)

Convertible Securities. Convertible securities are bonds, debentures, notes, preferred stocks or other securities that may be converted into or exchanged for a specified amount of common stock of the same or different issuer within a particular period of time at a specified price or formula. A convertible security entitles the holder to receive interest that is generally paid or accrued on debt or a dividend that is paid or accrued on preferred stock until the convertible security matures or is redeemed, converted or exchanged. Convertible securities have unique investment characteristics, in that they generally: (1) have higher yields than common stocks, but lower yields than comparable non-convertible securities, (2) are less subject to fluctuation in value than the underlying common stock due to their fixed-income characteristics, and (3) provide the potential for capital appreciation if the market price of the underlying common stock increases.

Call and Put Options on Individual Securities. The Fund may purchase call and put options in respect of specific securities, including ETF and index options, and may write and sell covered or uncovered call and put options for hedging purposes and non-hedging purposes to pursue its investment objective. The Fund may also enter into or write options (including options on indices) to adjust or hedge its exposure to equity markets. A put option gives the purchaser of the option the right to sell, and obligates the writer to buy, the underlying security at a stated exercise price at any time prior to the expiration of the option. Similarly, a call option gives the purchaser of the option the right to buy, and obligates the writer to sell, the underlying security at a stated exercise price at any time prior to the expiration of the option. A covered call option written by the Fund is a call option with respect to which the Fund owns the underlying security. If the call option sold is not covered, the Fund’s losses are potentially unlimited. A covered put option written by the Fund is a put option with respect to which cash or liquid securities have been placed in a segregated account on the Fund’s books or with the Fund’s custodian to fulfill the obligation undertaken. If the Fund sells a put option, there is a risk that the Fund may be required to buy the underlying asset at a disadvantageous price.

The Fund may close out a position when writing options by purchasing an option on the same security with the same exercise price and expiration date as the option that it has previously written on the security. The Fund will realize a profit or loss if the amount paid to purchase an option is less or more, as the case may be, than the amount received from the sale thereof. To close out a position as a purchaser of an option, the Fund would ordinarily make a similar “closing sale transaction,” which involves liquidating the Fund’s position by selling the option previously purchased, although the Fund would be entitled to exercise the option should it deem it advantageous to do so. The Fund may also invest in so-called “synthetic” options or other derivative instruments written by broker-dealers. (See “Principal Risk Factors — Derivatives Risk.”)

Options transactions may be effected on securities exchanges or in the over-the-counter market. Over-the-counter options purchased and sold by the Fund may also include options on baskets of specific securities.

Warrants and Rights. Warrants are derivative instruments that permit, but do not obligate, the holder to subscribe for other securities or commodities. Rights are similar to warrants, but normally have a shorter duration and are offered or distributed to shareholders of a company.

Exchange Traded Funds and Other Similar Instruments. The Fund may purchase shares of exchange-traded funds that are registered under the 1940 Act (“ETFs”) and shares of similar investment vehicles that are not registered under the 1940 Act (together with the ETFs, “Traded Funds”) and effect short sales of these shares. Transactions in Traded Funds may be used in seeking maximum capital appreciation or for hedging purposes. Typically, a Traded Fund holds a portfolio of common stocks designed to track the performance of a particular index or a “basket” of stocks of companies within a particular sector or group. Traded Funds sell and redeem their shares at net asset value in large blocks (typically 50,000 shares) called “creation units.” Shares representing fractional interests in these creation units are listed for trading on national securities exchange and can be purchased and sold in the secondary market in lots of any size at any time during the trading day (i.e., retail shares). The Adviser does not anticipate purchasing creation units.

Investments in Traded Funds involve certain inherent risks generally associated with investments in a broadly-based portfolio of stocks including risks that the general level of stock prices may decline, thereby adversely affecting the value of each unit of the Traded Funds. In addition, a Traded Fund may not fully replicate the performance of its benchmark index because of the temporary unavailability of certain index securities in the secondary market or discrepancies between the Traded Fund and the index with respect to the weighting of securities or number of stocks held.

Because Traded Funds bear various fees and expenses, the Fund’s investment in these instruments will involve certain indirect costs, as well as transaction costs, such as brokerage commissions. The Adviser considers the expenses associated with an investment in determining whether to invest in a Traded Fund.

Additional information about the types of investments that may be made by the Fund is provided in the SAI.

NON-PRINCIPAL FUND INVESTMENT PRACTICES AND THEIR RISKS

Although the Fund’s principal investment strategy is to invest primarily in equity securities of U.S. and foreign companies, the Fund may invest its assets in other types of securities and in other asset classes when, in the judgment of the Adviser (subject to any policies established by the Board), such investments present opportunities for the Fund to achieve maximum capital appreciation, taking into account the availability of equity investment opportunities, market conditions, the relative risk/reward analysis of other investments compared to equity securities, and such other considerations as the Adviser deems appropriate. Information regarding these additional investments, and the risks associated with them, is discussed below and in the SAI.

Bonds and Other Fixed-Income Securities

The Fund may invest without limit in high quality fixed-income securities for temporary defensive purposes and to maintain liquidity. (See “Temporary Investments; U.S. Government Securities Risk” below for more information.) For these purposes, “fixed-income securities” are bonds, notes and debentures issued by corporations; debt securities issued or guaranteed by the U.S. Government or one of its agencies or instrumentalities (“U.S. Government Securities”) or by a foreign government; municipal securities; and mortgage-backed and asset-backed securities. These securities may pay fixed, variable or floating rates of interest, and may include zero coupon obligations. Fixed-income securities are subject to the risk of the issuer’s inability to meet principal and interest payments on its obligations (i.e., credit risk) and are subject to price volatility due to such factors as interest rate sensitivity, market perception of the creditworthiness of the issuer and general market liquidity (i.e., market risk).

The Fund may also invest in both investment grade and non-investment grade debt securities. Investment grade debt securities are securities that have received a rating from at least one nationally recognized statistical rating organization (“NRSRO”) in one of the four highest rating categories or, if not rated by any NRSRO, have been determined by the Adviser to be of comparable quality. Non-investment grade debt securities (typically called “junk bonds”) are securities that have received a rating from an NRSRO of below investment grade or have been given no rating, and are considered by the NRSRO to be predominantly speculative with respect to the issuer’s capacity to pay interest and repay principal. Non-investment grade debt securities in the lowest rating categories may involve a substantial risk of default or may be in default. Adverse changes in economic conditions or developments regarding the individual issuer are more likely to cause price volatility and weaken the capacity of the issuers of non-investment grade debt securities to make principal and interest payments than is the case for higher grade debt securities. An economic downturn affecting an issuer of non-investment grade debt securities may result in an increased incidence of default. In addition, the market for lower grade debt securities may be thinner and less active than for higher grade debt securities. The Fund does not expect to invest more than 15% of its net assets in non-convertible debt securities. The Fund’s investments in non-investment grade debt securities, if any, are not expected to exceed 5% of its net assets.

Currency Options and Currency Forwards

The Fund may also seek to hedge against the decline in the value of a currency or, to the extent applicable, to enhance returns, through the use of currency options. Currency options are similar to options on securities. For example, in consideration for an option premium the writer of a currency option is obligated to sell (in the case of a call option) or purchase (in the case of a put option) a specified amount of a specified currency on or before the expiration date for a specified amount of another currency. The Fund may engage in transactions in options on currencies either on exchanges or over-the-counter markets. Currency options involve substantial currency risk, and may also involve credit, leverage or liquidity risk.

The Fund may enter into forward currency exchange contracts (“forward contracts”) for hedging purposes and non-hedging purposes to pursue its investment objective. Forward contracts are transactions involving the Fund’s obligation to purchase or sell a specific currency at a future date at a specified price. Forward contracts may be used by the Fund for hedging purposes to protect against uncertainty in the level of future foreign currency exchange rates, such as when the Fund anticipates purchasing or selling a foreign security.

Temporary Investments; U.S. Government Securities Risk

During periods of adverse market conditions in the equity securities markets, the Fund may deviate from its investment objective and invest all or a portion of its assets in high quality debt securities, money market instruments, or hold its assets in cash. Securities will be deemed to be of high quality if they are rated in the top four categories by an NRSRO or, if unrated, are determined to be of comparable quality by the Adviser. Money market instruments are high quality, short-term debt obligations (which generally have remaining maturities of one year or less), and may include: U.S. Government Securities; commercial paper; certificates of deposit and banker’s acceptances issued by domestic branches of United States banks that are members of the Federal Deposit Insurance Corporation (“FDIC”); and repurchase agreements for U.S. Government Securities. In lieu of purchasing money market instruments, the Fund may purchase shares of money market mutual funds that invest primarily in U.S. Government Securities and repurchase agreements involving those securities, subject to certain limitations imposed by the 1940 Act.

The Fund may also invest in money market instruments or purchase shares of money market mutual funds pending investment of its assets in equity securities or non-money market debt securities, or to maintain such liquidity as may be necessary to effect repurchases of shares from shareholders or for other purposes.

It is possible that the U.S. Government would not provide financial support to its agencies or instrumentalities if it were not required to do so by law. If a U.S. Government agency or instrumentality in with the Fund invests defaults and the U.S. Government does not stand behind the obligation, the Fund’s share price or yield could fall. The U.S. Government’s guarantee of ultimate payment of principal and timely payment of interest of the U.S. Government Securities owned by the Fund does not imply that the Fund’s shares are guaranteed by the FDIC or any other government agency, or that the price of the Fund’s shares will not continue to fluctuate.

CFTC Regulation

The Fund has filed a notice of exclusion from the definition of the term commodity pool pursuant to Rule 4.5 under the Commodity Exchange Act of 1974, as amended (the “CEA”) and, therefore, is not subject to registration or regulation as a commodity pool under the CEA.

Agreements with Service Providers

The Fund’s agreements with its custodian, prime brokers, Adviser, Underwriter, administrator and other service providers, including Selling Agents, may contain provisions that limit the liability of, and require the Fund to indemnify, those parties and their affiliates in certain circumstances.

PERFORMANCE INFORMATION

The Fund commenced operations on March 1, 2010, and its performance record for that period is reflected in Appendix B. (Reference to the Fund’s performance record in this section and Appendix B are to the performance record of the Fund’s Class A shares.) However, for a longer period, Mr. Panayotis (“Takis”) Sparaggis, the Fund’s principal Portfolio Manager, has been managing other accounts in accordance with an investment strategy that is substantially similar to that of the Fund. Appendix B also contains investment performance for such an account, from its inception. (This account represents the longest track record available among all similarly managed accounts by Mr. Sparaggis.) This longer track record performance information in Appendix B should not be viewed as the actual performance of the Fund nor is it indicative of the future investment performance of the Fund. Prospective investors should carefully read the notes accompanying the investment performance charts in Appendix B. Past performance is not a guarantee of future performance. The Fund’s Class A and Class W shares’ returns for certain period ends are also shown in the “Financial Highlights” above. Performance of the Fund will vary based on many factors, including market conditions, the composition of the Fund’s portfolio and the Fund’s expenses.

MANAGEMENT OF THE FUND

The Board of Trustees

The Board has overall responsibility for the management and supervision of the operations of the Fund. The Board has delegated responsibility for management of the Fund’s day-to-day operations to the Adviser. (See “Management of the Fund — The Adviser.”) The Board exercises the same powers, authority and responsibilities on behalf of the Fund as are customarily exercised by the board of directors of a registered investment company organized as a corporation.

The persons comprising the Board (the “Trustees”) are not required to invest in the Fund or to own shares. A majority of the Trustees are persons who are not “interested persons” (as defined in the 1940 Act) of the Fund (the “Independent Trustees”). The Independent Trustees perform the same functions for the Fund as are customarily exercised by the non-interested directors of a registered investment company organized as a corporation.

The identity of the Trustees and officers of the Fund and brief biographical information regarding each Trustee and officer during the past five years is set forth in the SAI.

The Adviser

The Adviser serves as the Fund’s investment adviser, subject to the ultimate supervision of and subject to any policies or procedures established by the Board, pursuant to the terms of an investment advisory agreement entered into between the Fund and the Adviser effective as of December 8, 2009 and as amended on November 20, 2014 (the “Advisory Agreement”). The Adviser is responsible for: (i) developing and implementing the Fund’s investment program, (ii) managing the Fund’s investment portfolio and making all decisions regarding the purchase and sale of investments for the Fund, and (iii) providing various management and administrative services to the Fund. The Adviser will monitor the Fund’s compliance with all applicable investment limitations, including those imposed by the 1940 Act. In consideration of the services provided by the Adviser, the Fund pays the Adviser a management and incentive fee. (Additional information regarding the Adviser’s compensation and the Advisory Agreement is provided in the section entitled “Fees and Expenses” and in the SAI under “Investment Advisory and Other Services”, respectively.)

The Adviser, a Delaware limited liability company, is registered as an investment adviser under the Advisers Act. Affiliates of the Adviser will serve as investment advisers, sub-advisers or general partners to other registered and private investment companies. The offices of the Adviser are located at 350 Madison Avenue, 20th Floor, New York, New York 10017, and its telephone number is (212) 716-6840. The Adviser is controlled by its sole member, Alkeon. Alkeon is a Delaware limited liability company that commenced operations on January 1, 2002 and is registered as an investment adviser under the Advisers Act. The offices of Alkeon are located at 350 Madison Avenue, 20th Floor, New York, New York 10017, and its telephone number is (212) 716-6840.

Portfolio Management

Mr. Sparaggis, the controlling person and Chief Investment Officer of Alkeon, serves as the Fund’s principal Portfolio Manager and as the lead member of the Adviser’s Investment Team, and has served as the Fund’s principal Portfolio Manager since the Fund’s commencement of operations in March 2010. Other members of the Investment Team assist Mr. Sparaggis in his role as the Fund’s Portfolio Manager. Mr. Sparaggis also serves as the portfolio manager of several other investment funds that have investment programs substantially similar to that of the Fund.

From May 1995 until he established Alkeon in January 2002, Mr. Sparaggis was associated with CIBC World Markets Corp. (“CIBC WM”) and its predecessor, Oppenheimer & Co., Inc., where he was a Managing Director. From January 1996 to December 2001, Mr. Sparaggis also was a Senior Portfolio Manager for Oppenheimer Investment Advisers (“OIA”), an investment management program offered by CIBC WM, and was then responsible for OIA’s MidCap Managed Account Portfolios. From 1993 until joining Oppenheimer & Co., Inc. in 1995, Mr. Sparaggis was with Credit Suisse First Boston Investment Management and was responsible for security analysis and portfolio management for domestic investments, including proprietary trading on long-short equities and convertible arbitrage.

Mr. Sparaggis received a Masters in Business Administration and Ph.D. in Electrical and Computer Engineering in 1993 and 1994, respectively, from the University of Massachusetts. He received an IBM Fellowship in physical sciences in 1992 and 1993. He received a Masters in Electrical and Computer Engineering from the University of Massachusetts in 1990 and a Bachelor of Science degree in Electrical Engineering and Computer Science from the National Technical University of Athens in 1988.

The SAI provides additional information about the Portfolio Manager’s compensation, other accounts managed by the Portfolio Manager and the Portfolio Manager’s ownership of shares in the Fund.

Administration, Accounting, and Other Services

BNY Mellon Investment Servicing (US) Inc. (“BNYMIS”) serves as the Fund’s administrator and provides various administration, fund accounting, investor accounting and taxation services to the Fund (which are in addition to the services provided by the Adviser, as described above). (BNYMIS also provides transfer agency services to the Fund and is paid a minimum of $20,000 per annum for such services.) In consideration of the administration and accounting services, the Fund pays BNYMIS a monthly asset-based fee that includes the regulatory administration fee, which is not anticipated to exceed .08% of the Fund’s average net assets, in addition to certain fees for specified services. As of September 30, 2021, this fee was approximately 0.042% of the Fund’s average net assets. The Fund also reimburses BNYMIS for certain out-of-pocket expenses. The principal business address of BNYMIS is 301 Bellevue Parkway, Wilmington, Delaware 19809.

Morgan Stanley Fund Services USA LLC (“MSFS”) also provides certain additional reporting (administrative) services to the Fund. In consideration for such services, the Fund pays MSFS an amount not anticipated to exceed .01% of the Fund’s average net assets per year.

Custodian

The Bank of New York Mellon (“BNY”) serves as the primary custodian of the Fund’s assets, and may maintain custody of the Fund’s assets with domestic and foreign sub-custodians (which may be banks, trust companies, securities depositories and clearing agencies), approved by the Board in accordance with the requirements set forth in Section 17(f) of the 1940 Act and the rules adopted thereunder. Assets of the Fund are not held by the Adviser or commingled with the assets of other accounts other than to the extent that securities are held in the name of a custodian in a securities depository, clearing agency or omnibus customer account of a custodian. The principal business address of BNY is 240 Greenwich Street, New York, NY 10286. Additionally, the Prime Brokers custody cash proceeds from Fund securities sold short.

Prime Broker

Each of Morgan Stanley and Merrill Lynch currently serve as the Fund’s Prime Brokers. The Fund, each Prime Broker and BNY are parties to agreements in which the Prime Broker retains custody, on behalf of the Fund, of cash proceeds from securities sold short. The Fund may also borrow money “on margin” from the Prime Brokers. One or more additional Prime Brokers may be added in the future.

FEES AND EXPENSES

Management Fee

In consideration of management services provided by the Adviser and for services provided by the Adviser or an affiliate for certain administrative services, the Fund pays the Adviser a monthly management fee computed at the annual rate of 1.50% of the Fund’s average daily net assets (the “Management Fee”), which is due and payable in arrears within five business days after the end of each month. This fee is accrued daily as an expense to be paid out of the Fund’s assets and will have the effect of reducing the net asset value of the Fund.

Incentive Fee

The Fund also pays the Adviser a performance-based incentive fee (the “Incentive Fee”) promptly after the end of each fiscal year of the Fund. The Incentive Fee is determined as of the end of the fiscal year in an amount equal to 20% of the amount by which the Fund’s net profits for all Fiscal Periods (as defined below) ending within or coterminous with the close of such fiscal year exceed the balance of the loss carryforward account (as described below), without duplication for any Incentive Fees paid during such fiscal year. The Fund also pays the Adviser the Incentive Fee in the event a Fiscal Period is triggered in connection with a share repurchase offer by the Fund, as described below.

For purposes of calculating the Incentive Fee, net profits means the amount by which: (a) the net assets of the Fund as of the end of a Fiscal Period, increased by the dollar amount of shares of the Fund repurchased during the Fiscal Period (excluding shares to be repurchased as of the last day of the Fiscal Period after determination of the Incentive Fee) and by the amount of dividends and other distributions paid to shareholders during the Fiscal Period and not reinvested in additional shares (excluding any dividends and other distributions to be paid as of the last day of the Fiscal Period), exceeds (b) the net assets of the Fund as of the beginning of the Fiscal Period, increased by the dollar amount of shares of the Fund issued during the Fiscal Period (excluding any shares issued in connection with the reinvestment of dividends and other distributions paid by the Fund). Net assets means the total value of all assets of the Fund, less an amount equal to all accrued debts, liabilities and obligations of the Fund, determined in accordance with the valuation and accounting policies and procedures of the Fund. “Fiscal Period” means each period ending on the Fund’s fiscal year-end (or such other period ending on the Fund’s fiscal year-end in the event the Fund’s fiscal year is changed), provided that whenever the Fund conducts a share repurchase offer, the period of time from the last Fiscal Period-end through the effective date of the repurchase offer also constitutes a Fiscal Period for purposes of calculating the Incentive Fee due (if any) on Shares being tendered for repurchase. Upon termination of the Advisory Agreement, the Fund will pay the Incentive Fee to the Adviser as if the date of effectiveness of such termination is the end of the Fund’s fiscal year. Thus, the occurrence of certain events, such as the termination of the Advisory Agreement (which may be terminated by the Adviser upon 60 days prior written notice to the Fund) or a periodic share repurchase offer, will trigger the determination of a Fiscal Period and the payment to the Adviser of the Incentive Fee, if any.

In the event that an Incentive Fee is payable with respect to a Fiscal Period that is not the Fund’s fiscal year-end due to the Fund’s share repurchases, the Incentive Fee will be determined as if the end of such Fiscal Period were the end of the Fund’s fiscal year, and only that portion of the Incentive Fee that is proportional to the Fund’s assets paid in respect of such share repurchases (not taking into account any proceeds from any contemporaneous issuance of shares of the Fund, by reinvestment of dividends and other distributions or otherwise) will be paid to the Adviser for such Fiscal Period. For example, if the Fund has a balance in the loss carryforward account of $1 million, and 10% of the Fund’s shares are repurchased in a repurchase offer (meaning that 10% of the Fund’s assets are paid out to tendering shareholders) and the Fund has net profits for such Fiscal Period (which is not the end of the Fund’s fiscal year) of $3 million, then (a) as described below, the positive balance in the Fund’s loss carryforward account will be reduced from $1 million to zero; and (b) the Adviser will be paid $40,000, based on the following:

$3 million	●	net profits for the Fiscal Period
($1 million)	●	amount required to eliminate the balance in the loss carryforward account

$2 million	●	net profits for the Fiscal Period after the balance of the loss carryforward account is eliminated
x 20%	●	amount of Incentive Fee rate

$400,000	●	amount of accrued Incentive Fee

x 10%	●	proportion of the Fund’s assets paid out to tendering shareholders

$40,000	●	amount of incentive fee paid for the Fiscal Period

Since the Fund operates as an interval fund under Rule 23c-3 of the 1940 Act and conducts repurchase offers every fiscal quarter, Fiscal Periods could be triggered (and, therefore, a portion of the Incentive Fee, if any, would be payable to the Adviser) up to four times each fiscal year. For purposes of determining the Fund’s net asset value, the Incentive Fee is calculated and accrued daily as an expense of the Fund (as if each day is the end of the Fund’s fiscal year).

The Adviser will be under no obligation to repay any Incentive Fee or portion thereof previously paid to it by the Fund. Thus, the payment of an Incentive Fee for a Fiscal Period will not be reversed by the subsequent decline in assets of the Fund in any subsequent Fiscal Period.

The Incentive Fee will be payable for a Fiscal Period only if there is no positive balance in the Fund’s loss carryforward account. The loss carryforward account is an account that will have an initial balance of zero upon commencement of the Fund’s operations and, thereafter, will be credited as of the end of each Fiscal Period with the amount of any net loss of the Fund for that Fiscal Period and will be debited with the amount of any net profits of the Fund for that Fiscal Period, as applicable (provided, however, that the debiting of net profits may only reduce a positive balance in the loss carryforward account and may not reduce the balance of the loss carryforward account below zero). This is sometimes known as a “high water mark.” The balance of the loss carryforward account, if any, will be subject to a proportionate reduction as of the day following: (i) the payment by the Fund of any dividend or other distribution to shareholders (unless the full amount thereof is reinvested in shares of the Fund); and (ii) any repurchase by the Fund of its shares.

The Incentive Fee presents certain risks that are not present in investment funds without incentive fees. In addition, although the aggregate fees payable by the Fund to the Adviser are similar to those of private investment funds, they are significantly higher than those paid by most registered investment companies. (See “Additional Risk Factors — The Incentive Fee” above.)

Distribution and Shareholder Servicing Fees

Under the terms of the distribution agreement with the Fund, Class A shares of the Fund are subject to ongoing distribution and shareholder servicing fees that may be used to compensate Selling Agents for selling shares of the Fund, marketing the Fund and providing, or arranging for the provision of, ongoing investor services and account maintenance services to investors in the Fund. These fees are accrued daily and paid monthly in an amount not to exceed, in the aggregate, 0.75% (on an annualized basis) of the net asset value of Class A shares of the Fund (the “Distribution and Shareholder Servicing Fees”). Distribution and Shareholder Servicing Fees will be accrued daily as an expense of the Fund. Class W shares are not subject to such ongoing distribution and shareholder servicing fees.

Pursuant to the terms of the Underwriter’s distribution agreement with the Fund, the Underwriter may retain unaffiliated brokers or dealers to: (i) act as selling agents (“Selling Agents”) to assist in the distribution of shares; and (ii) to provide ongoing investor services and account maintenance services to their customers that are investors in the Fund. Selling Agents will be compensated for their services in determining whether an investment in the Fund is a suitable investment for their customers (in accordance with the rules of the Financial Industry Regulatory Authority, Inc. (“FINRA”)) and whether investors are Qualified Investors (as described herein), for providing customary shareholder services, including responding to shareholder questions about the Fund and the transferability of shares, assisting in selecting dividend payment options and assisting the Fund in administering repurchases. Selling Agents will be required to implement procedures designed to enable them to form a reasonable belief that any transferees of the shares that are their clients are Qualified Investors, unless the transferee received the shares by gift or bequest, or pursuant to an agreement relating to a legal separation or divorce, and that each Selling Agent will agree to cooperate in the event of a regulatory audit to determine the Qualified Investor status of the shareholders for whom it holds shares. (See “Investor Qualifications and Suitability.”)

The Adviser (and its affiliates) may also enter into agreements with registered investment advisers to allow them to transact in Class W shares on behalf of their clients (such registered investment advisers may also be deemed “Selling Agents” as the context requires herein).

Other Fees and Expenses of the Fund

The Fund bears all expenses incurred in its business and operations, other than those borne by the Adviser or by the Underwriter pursuant to their agreements with the Fund, including, but not limited to: all investment related expenses (e.g., costs and expenses directly related to portfolio transactions and positions for the Fund’s account such as direct and indirect expenses associated with investments, transfer taxes and premiums, taxes withheld on foreign income, brokerage commissions, interest and commitment fees on loans and debit balances, borrowing charges on securities sold short, dividends on securities sold short but not yet purchased and margin fees); the Management Fee; the Incentive Fee; the Distribution and Shareholder Servicing Fees; any non-investment related interest expense; networking and sub-transfer agency expenses; offering expenses; fees and disbursements of any attorneys and accountants engaged by the Fund; audit and tax preparation fees and expenses; administrative and related trade reconciliation expenses and fees; custody fees and expenses; insurance costs; fees and travel-related expenses of members of the Board who are not employees of the Adviser or any affiliate of the Adviser; and any extraordinary expenses.

THE OFFERING

Purchase Terms; Minimum Investment

Shares of the Fund are offered for purchase on a monthly basis in a continuous offering at their net asset value per share, plus, in the case of Class A shares (and if applicable), a sales load of up to 3% of the purchase price (as described below). In addition, Selling Agents are not required by the Fund or Distributor to charge any sales load on Class A shares and instead may charge clients transaction fees or other transaction charges in such amounts as they may determine (which may be higher or lower than 3% of the invested amount). Shares will be issued at the net asset value per share next computed after acceptance of an order to purchase shares. The Fund’s net asset value per share will be circulated to Selling Agent’s offering shares of the Fund. Purchase orders for shares sold in connection with a monthly offering must be received in proper form by the Underwriter prior to the close of business (normally 5 p.m. Eastern Time) on the day of the month specified by the Underwriter (typically the last business day of the month) in a written communication to the Selling Agents (and communicated by Selling Agents to their customers) (a “Closing Time”), which can be, with respect to certain Selling Agents, as many as five business days prior to the end of a month. A prospective investor may rescind a purchase order for shares at any time prior to a Closing Time. The Fund reserves the right to suspend or terminate the offering of shares at any time.

The minimum initial investment in the Fund by an investor is $50,000. Subsequent investments must be at least $5,000. The minimum investment requirements may be reduced or waived for investments by personnel of the Adviser and its affiliates, and members of their immediate families, and as may be determined by the Board.

In addition, Class W shares of the Fund are currently only available to investors whose investment in the Fund is made through an asset-based fee program sponsored by a registered broker-dealer or registered investment adviser (also known as a “wrap fee” program) and whose financial advisor recommends their investment in the Fund. Wrap fee programs are arrangements between broker-dealers, investment advisers, banks and other financial institutions (typically acting as sponsors of the programs) through which the customers of such firms receive discretionary investment advisory, execution, clearing, and custodial services in a “bundled” form. In exchange for these “bundled” services, customers pay an all-inclusive – or “wrap” – fee determined as a percentage of the assets held in the wrap fee account.

Not all investors are able to access Class W shares. Certain brokerage firms may not offer fee-based advisory programs that allow investors to access Class W shares as described above or investors may not qualify for any such program at their brokerage firms that allows such access. It is also possible that certain brokerage firms may not offer the Fund as part of any such fee-based advisory program.

Further, the decision by investors to invest in the Fund through Class W shares must be made on a case by case basis after careful discussion with the investor’s financial advisor to determine whether Class W shares are most appropriate for the investor, such determination to be based both on economic and non-economic factors.

In order to purchase shares, a prospective investor must submit a completed investor certification to the Underwriter or a Selling Agent. (A form of investor certification is included as Appendix A to this Prospectus, which may be modified or supplemented as necessary to comply with the certification and/or substantiation requirements of individual Selling Agents.) Additional information regarding investor qualifications is set forth under “Investor Qualifications” below.

At each Closing Time purchase orders received in proper form will be accepted by the Fund and deposited monies will be invested in the Fund (net of the sales load, if applicable) as of the first day of the next month following submission of an investor’s purchase order. Investors will not receive any stock certificate evidencing the purchase of Fund shares. Instead, they will receive written or electronic confirmation of each transaction and regular reports showing account balances.

Under certain circumstances (including where a Class A shareholder may be eligible to invest in Class W shares), and only as authorized by the Distributor or the Fund, Class A shares may be exchanged for Class W shares. Any such exchange would generally not be a taxable event for U.S. federal income tax purposes. If shares are exchanged, such transaction shall not be considered a repurchase from the Fund triggering a Fiscal Period end for purposes of calculation of the Incentive Fee.

Under certain circumstances (including where a Class W shareholder may be eligible to invest in Class A shares), and only as authorized by the Distributor or the Fund, Class W shares may be exchanged for Class A shares. Any such exchange would generally not be a taxable event for U.S. federal income tax purposes. If shares are exchanged, such transaction shall not be considered a repurchase from the Fund triggering a Fiscal Period end for purposes of calculation of the Incentive Fee.

Plan of Distribution

Breakwater, an underwriter under the federal securities laws, serves as the underwriter of shares on a best efforts basis, subject to various conditions, pursuant to the terms of the Underwriter’s distribution agreement with the Fund. Breakwater is not obligated to buy from the Fund any of the shares. The Underwriter does not intend to make a market in the shares.

Breakwater is a securities brokerage firm that is registered as a broker-dealer under the Securities Exchange Act of 1934 (the “Exchange Act”) and a member of FINRA. Alkeon is the non-managing member of Breakwater. Breakwater maintains its principal office at 350 Madison Avenue, 20th Floor, New York, New York 10017.

Under the terms of the distribution agreement with the Fund, the Underwriter is authorized to retain unaffiliated brokers or dealers (i.e., the Selling Agents) to assist in the distribution of shares. Class A shares of the Fund are subject to ongoing distribution and shareholder servicing fees that may be used to compensate Selling Agents for selling shares of the Fund, marketing the Fund and providing, or arranging for the provision of, ongoing investor services and account maintenance services to investors in the Fund. These fees are accrued daily and paid monthly in an amount not to exceed, in the aggregate, 0.75% (on an annualized basis)

of the net asset value of Class A shares of the Fund (See “Fees and Expenses — Distribution and Shareholder Servicing Fees” above.). Distribution and Shareholder Servicing Fees will be accrued daily as an expense of the Fund. Class W shares are not subject to such ongoing distribution and shareholder servicing fees. The Fund may terminate the distribution agreement on 60 days’ prior written notice. The Adviser (and its affiliates) may also enter into agreements with registered investment advisers to allow them to transact in Class W shares on behalf of their clients.

Breakwater has entered into a sub-distribution agreement with Foreside Fund Services, LLC (“Foreside”), under which Foreside may retain certain unaffiliated brokers or dealers to act as Selling Agents to sell the Fund’s shares. Foreside is located at Three Canal Plaza, Suite 100, Portland, ME, 04101.

Selling Agents are entitled to charge a sales load to each investor on the purchase price of its Class A shares of up to 3% (the purchase price of Fund shares, which are offered monthly, is their net asset value, calculated as described in the section entitled “Calculation of Net Asset Value”). Any applicable sales load is charged prior to investment in the Fund such that the amount invested in the Fund is net of such sales load and the amount of such load neither constitutes an investment by the investor nor forms part of the assets of the Fund. The specific amount of the sales load paid is not fixed and will be determined by the investor and its Selling Agent. Selling Agents may calculate their sales charges in different ways that may result in different amounts due from the investor to the Selling Agent for the same stated sales charge, but the Fund is not responsible for determining or reconciling such calculations. The Selling Agents’ receipt of the sales load is subject to the applicable limitations imposed by FINRA rules and regulations. Any applicable sales load is expected to be waived for the Adviser and its affiliates, including its personnel and members of their immediate families.

In addition, Selling Agents are not required by the Fund or Distributor to charge any sales load on Class A shares and instead may charge clients transaction fees or other transaction charges in such amounts as they may determine (which may be higher or lower than 3% of the invested amount). Selling Agents may impose additional or other transaction fees/charges. Transaction fees or other transaction charges will vary among Selling Agents and each Selling Agent may vary its level of charges to each investor based on such investor’s total account size or on such other basis as determined by the Selling Agent.

The Adviser (or its affiliates), in its discretion and from its own resources, generally pays Selling Agents additional compensation that, in general, does not exceed 0.25% (on an annual basis) of the aggregate value of shares of the Fund held by customers of such Selling Agents. In return for the additional compensation, the Fund may receive certain services and/or advantages such as access to a Selling Agent’s financial advisors, placement on a list of investment options offered by a Selling Agent, or the ability to assist in training and educating the Selling Agent’s financial advisors. The additional compensation and the services and/or advantages received (if any) may differ among Selling Agents in amount. The receipt of additional compensation by a Selling Agent may create potential conflicts of interest between an investor and its Selling Agent who is recommending the Fund over other potential investments.

The Fund has agreed to indemnify the Underwriter and each person, if any, who controls the Underwriter, against certain liabilities, unless it is determined that the liability resulted from the willful misfeasance, bad faith or gross negligence of the person seeking indemnification, or from the reckless disregard of such person’s obligations and duties. (See “Investment Advisory and Other Services” in the SAI.)

DESCRIPTION OF SHARES

The Fund is an unincorporated statutory trust organized under the laws of Delaware. The Fund is authorized to issue an unlimited number of shares of beneficial interest, $0.001 par value. The Board is authorized to increase or decrease the number of shares issued. Each share has one vote and, when issued and paid for in accordance with the terms of this offering, will be fully paid and non-assessable. The Trustees have the power to pay expenses of the Fund prior to paying dividends or distributions to shareholders.

All shares are equal as to dividends, assets and voting privileges and have no conversion, preemptive or other subscription rights. Class A shares are subject to a maximum sales load and a distribution and shareholder servicing fee. Unlike Class A shares, Class W shares are not subject to any sales load or distribution and shareholder servicing fees. The Fund will send annual and semi-annual reports, including financial statements, to all holders of its shares. The Fund does not intend to hold annual meetings of shareholders. Shareholders do not have preemptive, subscription or conversion rights, and are not liable for further calls or assessments. Shareholders are entitled to receive dividends only if and to the extent declared by the Board and only after the Board has made provision for working capital and reserves as it in its sole discretion deems advisable. Shares are not available in certificated form.

Shares of closed-end investment companies frequently trade on an exchange at prices lower than net asset value. Shares of the Fund are not listed on any exchange and the Fund does not expect that any secondary market will develop for the shares, except that brokers or dealers that have entered into selling agreements with the Underwriter (i.e., Selling Agents) may make a market in the shares among their customers that are Qualified Investors. (See “Investor Qualifications and Suitability.”) Prices received or paid for the shares in such transactions will not be available to the public, thus, the Fund and shareholders will not be able to inform themselves if such transactions were effected at a premium or a discount to net asset value. The Fund cannot offer any assurance that any broker or dealer will make a market in the shares or that transactions in any such market will be effected at a price equal to or higher than net asset value.

Certain Provisions in the Declaration of Trust

To convert the Fund to an open-end investment company, the Fund’s amended and restated declaration of trust (the “Declaration of Trust”) requires the favorable vote of a majority of the Trustees then in office followed by the favorable vote of the holders of not less than 75% of the outstanding shares, unless such amendment has been approved by at least 75% of the Trustees, in which case approval by a vote of “a majority of the outstanding voting securities” (as defined in the 1940 Act) would be required. The foregoing vote would satisfy a separate requirement in the 1940 Act that any conversion of the Fund to an open-end investment company be approved by the shareholders. The Board believes, however, that the closed-end structure is desirable in light of the Fund’s investment objective and policies. Therefore, investors should assume that it is not likely that the Board would vote to convert the Fund to an open-end fund. (See “Investor Qualifications and Suitability — Investor Suitability: Unlisted Closed-End Structure and Limited Liquidity.”)

The Board has determined that provisions with respect to the Board and the shareholder voting requirements described above, which voting requirements are greater than the minimum requirements under Delaware law or the 1940 Act, are in the best interest of shareholders generally. Reference should be made to the Declaration of Trust on file with the SEC for the full text of these provisions.

CERTAIN TAX MATTERS

The following discussion is a brief summary of certain United States federal income tax considerations affecting the Fund and its shareholders. The discussion reflects applicable tax laws of the United States as of the date of this Prospectus, which tax laws may be changed or subject to new interpretations by the courts or the Internal Revenue Service (the “IRS”) retroactively or prospectively. No attempt is made to present a detailed explanation of all United States federal, state, local and foreign tax concerns affecting the Fund and its shareholders (including shareholders owning large positions in the Fund), and the discussion set forth herein does not constitute tax advice.

The Fund has elected to be treated, and intends to qualify, as a regulated investment company under Subchapter M of the Internal Revenue Code of 1986 (the “Code”), as amended. To qualify as a regulated investment company, the Fund must comply with certain requirements relating to, among other things, the sources of its income and diversification of its assets. If the Fund so qualifies and distributes each year to its shareholders at least 90% of its investment company taxable income (generally including ordinary income and net short-term capital gain, but not net capital gain, which is the excess of net long-term capital gain over net short-term capital loss) and meets certain other requirements, it will not be required to pay federal income taxes on any income it distributes to shareholders. The Fund intends to distribute at least the minimum amount necessary to satisfy the 90% distribution requirement. The Fund will not be subject to federal income tax on any net capital gain distributed to shareholders.

Distributions of the Fund’s investment company taxable income are taxable to shareholders as ordinary income to the extent of the Fund’s earnings and profits. Distributions made out of qualified dividend income, if any, received by the Fund are taxable to shareholders at long-term capital gains rates, provided the shareholder meets certain holding period and other requirements with respect to its shares. Distributions of the Fund’s net capital gain as capital gain dividends, if any, are taxable to shareholders as long-term capital gains regardless of the length of time shares of the Fund have been held by such shareholders. Distributions are taxable, as described above, whether received in cash or reinvested in the Fund. The Fund will inform shareholders of the source and tax status of all distributions promptly after the distribution is made, which typically occurs at the end of November.

Investors are urged to consult their own tax advisers regarding specific questions about federal (including the application of the alternative minimum tax), state, local or non-U.S. tax consequences to them of investing in the Fund. For additional information, see the SAI under “Tax Aspects.”

Taxation of Short Sales

Gain or loss from a short sale of property is generally considered as capital gain or loss to the extent the property used to close the short sale constitutes a capital asset in the Fund’s possession. Except with respect to certain situations where the property used to close a short sale has a long-term holding period on the date the short sale is entered into, gains on short sales generally are short-term capital gains. A loss on a short sale will be treated as a long-term capital loss if, on the date of the short sale, “substantially identical property” has been held by the Fund for more than one year. In addition, these rules may also terminate the running of the holding period of “substantially identical property” held by the Fund.

Gain or loss on a short sale will generally not be realized until such time that the short sale is closed. However, if the Fund holds a short sale position with respect to stock, certain debt obligations or partnership interests that has appreciated in value and then acquires property that is the same as or substantially identical to the property sold short, the Fund generally will recognize gain on the date it acquires such property as if the short sale were closed on such date with such property. Similarly, if the Fund holds an appreciated financial position with respect to stock, certain debt obligations or partnership interests and then enters into a short sale with respect to the same or substantially identical property, the Fund generally will recognize gain as if the appreciated financial position were sold at its fair market value on the date it enters into the short sale. The subsequent holding period for any appreciated financial position that is subject to these constructive sale rules will be determined as if such position were acquired on the date of the constructive sale. For additional information, see the SAI under “Tax Aspects.”

INVESTOR QUALIFICATIONS AND SUITABILITY

Investor Qualifications

Shares of the Fund may be purchased only by investors who certify to the Fund or its agents that they have a net worth (in the case of a natural person, either as an individual or with assets held jointly with a spouse) of more than $2.2 million, excluding the value of the primary residence of such person and any debt secured by such property (up to the current market value of the residence) or otherwise meet the definition of a “qualified client” under Rule 205-3 promulgated under the Advisers Act (“Qualified Investors”). In order to purchase shares, a prospective investor must submit a completed investor certification to the Underwriter or a Selling Agent prior to the Closing Time (as described in “The Offering — Purchase Terms; Minimum Investment” above). (A form of investor certification is included in Appendix A to this Prospectus, which may be modified or supplemented as necessary to comply with the certification and/or substantiation requirements of individual Selling Agents.) The Fund reserves the right to reject, in its sole discretion, any request to purchase shares of the Fund at any time.

So long as an investor continues to satisfy the definition of “Qualified Investor” in the then-effective Prospectus of the Fund at the time of such investor’s initial investment in the Fund, such investor may keep its assets in the Fund and make additional investments in the Fund, subject to applicable minimums, even if the investor does not satisfy the definition of “Qualified Investor” in the Fund’s currently effective Prospectus. Existing shareholders who are purchasing additional shares will be required to submit a new investor certification each time they purchase additional shares certifying that they continue to satisfy the investor qualification standard in place at the time of their initial investment.

In addition to the Qualified Investor requirement, Class W shares of the Fund are currently only available to investors whose investment in the Fund is made through an asset-based fee program sponsored by a registered broker-dealer or its affiliated investment adviser (also known as a “wrap fee” program) and whose financial advisor recommends their investment in the Fund. Wrap fee programs are arrangements between broker-dealers, investment advisers, banks and other financial institutions (typically acting as sponsors of the programs) through which the customers of such firms receive discretionary investment advisory, execution, clearing, and custodial services in a “bundled” form. In exchange for these “bundled” services, customers pay an all-inclusive – or “wrap” – fee determined as a percentage of the assets held in the wrap fee account.

Not all investors will be able to access Class W shares. Certain brokerage firms may not offer fee-based advisory programs that allow investors to access Class W shares as described above or investors may not qualify for any such program at their brokerage firms that allows such access. It is also possible that certain brokerage firms may not offer the Fund as part of any such fee-based advisory program.

Further, the decision by investors to invest in the Fund through Class W shares must be made on a case by case basis after careful discussion with the investor’s financial advisor to determine whether Class W shares are most appropriate for the investor, such determination to be based both on economic and non-economic factors.

Additionally, shares of the Fund are not eligible for purchase by non-U.S. investors.

Investor Suitability

General Considerations. An investment in the Fund involves substantial risks and is not necessarily suitable for all eligible investors. Prior to making an investment decision, you should: (i) consider the suitability of this investment with respect to your investment objectives and personal situation, (ii) consider factors such as your personal net worth, income, age, risk tolerance and liquidity needs, and (iii) consult with your broker, dealer or other financial advisor to determine whether an investment in the Fund is suitable for your risk profile. A shareholder should invest in the Fund only money that it can afford to lose, and a shareholder should not invest money to which it will need access on a short-term or frequent basis. In addition, a shareholder should be aware of how the Fund’s investment strategies fit into its overall investment portfolio because the Fund by itself is not designed to be a well-balanced investment for a particular investor.

Unlisted Closed-End Structure and Limited Liquidity. The Fund is organized as a closed-end management investment company. Closed-end funds differ from open-end management investment companies (commonly known as mutual funds) in that shareholders of a closed-end fund do not have the right to redeem their shares on a daily basis. In addition, the Fund does not plan to list its shares on any securities exchange, and there is no assurance that any secondary market will develop for the Fund’s shares. Although the Fund will make quarterly offers to repurchase its shares, there can be no assurance that the Fund will repurchase shares that are tendered by a shareholder in connection with any repurchase offer. A prospective investor should consider its liquidity needs before investing.

Transfer Restrictions. Shares are subject to transfer restrictions that permit transfers only to persons who are Qualified Investors, unless the transfer is by gift or bequest, or pursuant to an agreement relating to a legal separation or divorce, and who hold their shares through the Underwriter or a Selling Agent. The Fund may require substantial documentation in connection with a requested transfer of shares, and you should not expect that you will be able to transfer shares at all. Attempted transfers may require a substantial amount of time to effect and may not be in the manner desired by a shareholder. Shares of the Fund may not be exchanged for shares of any other fund. An investment in the Fund should be viewed as a long-term investment and is suitable only for investors who bear the risks associated with the limited liquidity of shares (including these transfer restrictions).

REPURCHASE OFFERS

No Right of Redemption

No shareholder will have the right to require the Fund to redeem its shares. No public market exists for the shares, and none is expected to develop. Consequently, investors will not be able to liquidate their investment other than as a result of repurchases of shares by the Fund, as described below.

Repurchases of Shares

The Fund operates as an “interval fund” under Rule 23c-3 of the 1940 Act and, as such, provides a limited degree of liquidity to shareholders. As an interval fund, the Fund has adopted a fundamental policy to offer to repurchase at least 5% of its outstanding shares at their net asset value at regular intervals. Currently, the Fund intends to offer to repurchase 25% of its outstanding shares as of or prior to the end of each fiscal quarter. However, repurchase offers in excess of 5% of the Fund’s outstanding shares for any particular fiscal quarter are entirely within the discretion of the Board and, as a result, there can be no assurance that the Fund would make repurchase offers for amounts in excess of 5% of the Fund’s outstanding shares. As a general matter, the percentage of outstanding shares that the Fund will offer to repurchase will not be less than 5% or more than 25% of the shares outstanding on the date repurchase requests are due.

Quarterly repurchase offers will occur each December, March, June and September. The deadline by which the Fund must receive repurchase requests submitted by shareholders in response to each repurchase offer (the “repurchase request deadline”) will be generally on or about the 18th day in the months of December, March, June and September or, if the 18th day is not a business day, on the next business day. The date on which the repurchase price for shares is determined will be generally the last business day of the month (the “repurchase pricing date”), but shall occur no later than the 14th day after the repurchase request deadline (or the next business day, if the 14th day is not a business day). The Fund does not charge a repurchase fee. (See “Repurchase Offers — Fundamental Policies with Respect to Share Repurchases.”) The Fund intends to fund repurchase offers by using cash on hand, and, to the extent necessary, liquidating portfolio securities, or by borrowing to finance the repurchases.

Prior to the commencement of any repurchase offer, the Fund sends a notification of the offer to shareholders via their brokers, dealers or other financial intermediaries. The notification specifies, among other things:

●	the percentage of shares that the Fund is offering to repurchase;
●	the date on which a shareholder’s repurchase request is due (i.e., the repurchase request deadline);
●	the date that will be used to determine the Fund’s net asset value applicable to the share repurchase (i.e., the repurchase pricing date);
●	the date by which shareholders will receive the proceeds from their share sales; and
●	the net asset value of the shares of the Fund no more than seven days prior to the date of the notification.

The Fund intends to send this notification approximately 30 days before the deadline for the repurchase request. In no event will the notification be sent less than 21 or more than 42 days in advance of the repurchase request deadline. A shareholder’s broker, dealer or other financial intermediary may require additional time to mail the repurchase offer to the shareholder, to process the request, and to credit the account with the proceeds of any repurchased shares.

The repurchase request deadline will be strictly observed. If a shareholder’s broker, dealer or other financial intermediary fails to submit a shareholder’s repurchase request in good order by the repurchase request deadline, the shareholder will be unable to liquidate the shares until a subsequent quarter, and the shareholder will have to resubmit the request in that subsequent quarter. Shareholders should advise their brokers, dealers or other financial intermediaries of their intentions in a timely manner. Shareholders may withdraw or change their repurchase request at any point before the repurchase request deadline.

Fundamental Policies with Respect to Share Repurchases

The Board has adopted the following fundamental policies with respect to its share repurchases which may only be changed by the “vote of a majority of the outstanding voting securities” of the Fund (within the meaning of Section 2(a)(42) of the 1940 Act):

●	The Fund will make periodic share repurchase offers each fiscal quarter pursuant to Rule 23c-3(b) of the 1940 Act, as it may be amended from time to time;
●	The repurchase request deadlines will be generally on or about the 18th day on the last month of each fiscal quarter or, if the 18th day is not a business day, on the next business day; and
●	There will be a maximum 14 day period between each repurchase request deadline and the repurchase pricing date.

The Fund reserves the right, under Rule 23c-3(c) of the 1940 Act, to conduct a special or additional repurchase offer that is not made pursuant to its fundamental policy on repurchases under certain circumstances.

Oversubscribed Repurchase Offer

There is no minimum number of shares that must be tendered before the Fund will honor repurchase requests. However, the percentage determined by the Board for each repurchase offer sets a maximum number of shares that may be purchased by the Fund. In the event a repurchase offer by the Fund is oversubscribed, the Fund may, but is not required to, repurchase additional shares, but only up to a maximum amount of an additional 2% of the outstanding shares of the Fund beyond the original repurchase offer amount. If the Fund determines not to repurchase additional shares beyond the original repurchase offer amount, or if shareholders tender an amount of shares greater than that which the Fund is entitled to purchase, the Fund will repurchase the shares tendered on a pro rata basis.

If prorating is necessary, the number of shares each investor asked to have repurchased will be reduced by the same percentage, and the Fund will send a notice of prorating to shareholders following the repurchase pricing date. If any shares that a shareholder wishes to have repurchased by the Fund are not repurchased because of prorating, a shareholder will have to wait until the next repurchase offer, and the shareholder’s repurchase request will not be given any priority over other shareholders’ requests at this later date. Thus, there is a risk that the Fund may not purchase all of the shares a shareholder wishes to sell in a given quarter or in any subsequent quarter. In anticipation of the possibility of prorating, some shareholders may tender more shares than they wish to have repurchased in a particular quarter, thereby increasing the likelihood of prorating. There is no assurance that shareholders will be able to sell as many of their shares as they desire to sell.

The Fund may suspend or postpone a repurchase offer in limited circumstances, but only with the approval of a majority of the Board, including a majority of the Independent Trustees. These circumstances are:

●	if the repurchase would cause the Fund to lose its status as a regulated investment company under Subchapter M of the Code;
●	for any period during which the New York Stock Exchange (the “NYSE”) or any other market in which the portfolio securities owned by the Fund are principally traded is closed, other than customary weekend and holiday closings, or during which trading in such market is restricted;
●	for any period during which an emergency exists as a result of which disposal by the Fund of securities owned by it is not reasonably practicable, or during which it is not reasonably practicable for the Fund fairly to determine the value of its net assets; or
●	for such other periods as the SEC may by order permit for the protection of shareholders of the Fund.

If a repurchase offer is suspended or postponed, the Fund shall provide notice to shareholders of such suspension or postponement. If the Fund thereafter renews the repurchase offer, the Fund shall send a new notification of the offer to shareholders.

Determination of Repurchase Price

The repurchase price payable in respect of a repurchased share is equal to the share’s net asset value on the repurchase pricing date. Changes in the Fund’s net asset value may be more pronounced and more rapid than with other funds because of the Fund’s investment objective and policies and the potential for the Incentive Fee. Indeed, the Fund’s net asset value per share may change substantially in a short time as a result of developments at the companies in which the Fund invests. In that regard, the Fund’s net asset value per share may change materially between the date a repurchase offer is mailed and the repurchase request deadline, and it may also change materially shortly after a repurchase request deadline and the repurchase pricing date. Nevertheless, the repurchase price will not be adjusted after the repurchase pricing date. In order to assist investors in determining whether to participate in a repurchase offer, Rule 23c-3 of the 1940 Act requires that the Fund calculate its net asset value each business day during the five business days preceding the repurchase request deadline as of the close of business on the NYSE. Since Selling Agents are responsible for disseminating the Fund’s net asset value to their customers, there is a risk that these agents may not disseminate current net asset value information to shareholders, which would impact a shareholder’s ability to evaluate effectively whether to participate in the repurchase offer. The method by which the Fund calculates net asset value is discussed below. (See “Calculation of Net Asset Value.”)

Payment for Repurchases

Payment for tendered shares will be distributed to brokers, dealers or other financial intermediaries for distribution to their customers, as specified in the repurchase offer notification, no later than seven days after the repurchase pricing date.

Impact of Repurchase Policy

From the time the Fund distributes each repurchase offer notification until the repurchase pricing date, the Fund must maintain liquid assets at least equal to the percentage of its shares subject to the repurchase offer. For this purpose, liquid assets means assets that can be sold or disposed of in the ordinary course of business, at approximately the price at which they are valued by the Fund, within a period of time equal to the period between a repurchase request deadline and the repurchase payment date, or of assets that mature by the repurchase payment date. The Fund is also permitted to borrow money to meet repurchase requests. Borrowing by the Fund involves certain risks for shareholders. (See “Principal Risk Factors — Leverage & Borrowings Risk.”)

Consequences of Repurchase Offers

The Fund believes that repurchase offers are generally beneficial to the Fund’s shareholders, and will be funded from available cash or sales of portfolio securities. However, if the Fund borrows to finance repurchases, interest on that borrowing will negatively affect shareholders who do not tender their shares into a repurchase offer by increasing the Fund’s expenses and reducing any net investment income. To the extent the Fund finances repurchase proceeds by selling liquid investments, the Fund will hold a larger proportion of its total assets in illiquid securities. Also, the sale of securities to fund repurchases could reduce the market price of those securities, which would in turn reduce the Fund’s net asset value.

Repurchase offers provide shareholders with the opportunity to dispose of shares at net asset value. There is no assurance that any secondary market for the Fund’s shares will develop, and in the event that a secondary market does develop, it is possible that shares would trade in that market at a discount to net asset value.

Repurchase of the Fund’s shares will tend to reduce the number of outstanding shares and, depending upon the Fund’s investment performance, its net assets. A reduction in the Fund’s net assets will tend to increase the Fund’s expense ratio. In addition, the repurchase of shares by the Fund is a taxable event to shareholders. For a discussion of these tax consequences, see “Tax Aspects” in the SAI.

Repurchase offers will cause the Fund to calculate Fiscal Periods more frequently than annually. If that occurs, shareholders could be adversely affected. For example, the Fund may be required to pay the Adviser a portion of the Incentive Fee accrued through that date based on the Fund’s investment performance for a Fiscal Period under circumstances where, if no interim Fiscal Periods had occurred, the Adviser would not have been eligible to receive an Incentive Fee payment for an entire fiscal year. Conversely, if at the time the Fund has a cumulative loss, such cumulative loss will be reduced in proportion to the amount of assets withdrawn from the Fund to pay the share repurchases, with the result that the Adviser will be in a better position to eventually earn an Incentive Fee with respect to the Fund. (See “Additional Risk Factors -- Repurchase Offers.”)

CALCULATION OF NET ASSET VALUE

The value of the net assets of each class of shares of the Fund is determined on each business day as of the close of regular business of the New York Stock Exchange in accordance with the procedures set forth below or as may be determined from time to time pursuant to policies established by the Board.

Domestic and foreign exchange-traded equity securities (including listed warrants) traded upon or dealt in one or more domestic or foreign securities exchanges are valued at their official closing price as reported on their primary exchange.

Domestic non-exchange traded equity securities are valued at their last reported price.

Total return swaps on equity securities are generally valued based upon the price for the reference asset, as determined in the manner specified above, as well as dividends on the reference equity security and accrued swap interest since the day of opening the position.

Fixed income, including convertible bonds, is generally valued using an evaluated bid price provided by an independent pricing agent. Evaluated bid prices provided by the pricing agent may be determined without exclusive reliance on quoted bid prices and may reflect factors such as relative credit information, observed market movements, sector news, maturity, reported trade frequencies and other market data. Money market instruments with a remaining maturity of 60 days or less may be valued at amortized cost (purchase price or last valuation, as applicable, adjusted for accretion of discount or amortization of premium) unless the Adviser believes another valuation is more appropriate.

Options traded upon or dealt in one or more domestic or foreign securities exchanges, are valued at their last reported bid price as reported on such exchange(s). Non-exchange traded options and currency options are valued using a combination of observable inputs and models.

Forward contracts are traded on the over-the-counter market. Forward contracts are valued using observable inputs, such as currency exchange rates or commodity prices, applied to notional amounts stated in the applicable contracts.

When market quotations are not readily available, if a market quotation is “stale”, or when the valuation methods mentioned above are not reflective of the fair value of an asset or a liability, fair value will be determined in good faith based on observable and unobservable inputs relevant to the valuation of the asset under the oversight of the Board (“Fair Value Determination”).

The Adviser monitors the continuing appropriateness of the valuation methodology being used for each security and other investment.

All assets and liabilities initially expressed in foreign currencies are converted into U.S. dollars using foreign exchange rates provided by a pricing service compiled as of 4:00 p.m. London time. Trading in foreign securities generally is completed, and the values of foreign securities are determined prior to the close of securities markets in the U.S. Foreign exchange rates are also determined prior to such close. On occasion, the values of foreign securities and exchange rates may be materially affected by events occurring before the Fund calculates its net asset value but after the close of the primary markets or exchanges on which foreign securities are traded. These intervening events might be country-specific (e.g., natural disaster, economic or political developments, interest-rate change), issuer-specific (e.g., earnings report, merger announcement), or U.S. market specific (e.g., a significant movement in the U.S. markets that is deemed to affect the value of foreign securities). When such an event materially affects the values of securities held by the Fund or its liabilities (including foreign securities for which there is a readily available market price), such securities and liabilities may be subject to Fair Value Determination taking into account the aforementioned factors, in good faith pursuant to procedures adopted by the Board.

Prospective investors should be aware that situations involving uncertainties as to the valuation of portfolio positions could have an adverse effect on the Fund’s net asset value if the Adviser’s judgments regarding appropriate valuations should prove incorrect.

The fair values of one or more assets may not, in retrospect, be the prices at which those assets could have been sold during the period in which the particular fair values were used in determining the Fund’s net asset value. As a result, the Fund’s issuance or repurchase of its shares at net asset value at a time when it owns securities that are valued at fair value may have the effect of diluting or increasing the economic interest of existing shareholders. Fair values assigned to the Fund’s investments also affect the amount of the Management Fee and Incentive Fee. (See “Additional Risk Factors -- Incentive Fee.”) All fair value determinations by the Adviser are subject to the review of the Board.

Expenses of the Fund, including the Management Fee and the Incentive Fee and the costs of any borrowings, are accrued daily and taken into account for the purpose of determining the net asset value for each class of the Fund’s shares.

DISTRIBUTION POLICY

Dividends will be paid annually on the shares in amounts representing substantially all of the Fund’s net investment income, if any, earned each year. Payments on the shares will vary in amount depending on investment income received and expenses of operation. Amounts expected to be declared for each share class are currently expected to be identical. As a result, given the lower NAV per share of Class W, Class W would be expected to have a slightly higher rate of distribution per Share (as a percentage of NAV). Many of the companies in which the Fund invests may not pay any dividends. The Fund is not a suitable investment if you require regular dividend income. If during the year shareholders would like information on estimated capital gains, they may contact the Fund at (212) 716-6840.

Substantially all of any taxable net capital gain realized on investments will be paid to shareholders at least annually. For additional information, see “Tax Aspects” in the SAI.

The net asset value of each share that you own will be reduced by the amount of the distributions or dividends that you receive from that share.

Dividend Reinvestment

Dividends and capital gain distributions to shareholders will be reinvested unless the Fund is otherwise instructed by the shareholder through its broker, dealer or other financial intermediary. Shareholders will not be charged any fees as a result of participating in the dividend reinvestment plan. A shareholder who elects not to reinvest will receive both dividends and capital gain distributions in cash. A shareholder can change its election with respect to reinvestment by contacting its broker, dealer or other financial intermediary. The Fund may limit the extent to which any distributions that are returns of capital may be reinvested in the Fund.

Shares will be issued at their net asset value on the ex-dividend date; there is no sales load or other charge for reinvestment. Shareholders may affirmatively opt out of the automatic reinvestment plan at any time by contacting their broker, dealer or other financial intermediary, who will inform the Fund. Such a request must be received by the Fund before the record date to be effective for that dividend or capital gain distribution.

Although shareholders receive no cash for distributions reinvested through the plan, ordinary income and/or capital gains are realized for federal income tax purposes on the date of the distribution. Such distributions may also be subject to state and local taxes. Shareholders will be required to report distributions on their tax returns, even if the distribution is reinvested in additional shares.

The Fund reserves the right to suspend reinvestments at any time and require shareholders to receive all distributions in cash. The Fund may also limit the maximum amount that may be reinvested, either as a dollar amount or as a percentage of distributions. The Fund does not currently suspend or limit reinvestments, but it may determine to do so if the amount being reinvested by shareholders exceeds the available investment opportunities that the Adviser considers suitable for the Fund.

Additional information regarding the Fund’s dividend reinvestment plan may be obtained by calling the Fund at (212) 716-6840.

CONFLICTS OF INTEREST

General

Alkeon controls the Adviser as its sole member. In addition, Alkeon, an investment adviser registered under the Advisers Act, carries on substantial investment activities for its own account and for other registered investment companies, private investment partnerships, institutions and individual clients. The Fund has no interest in these activities. As a result of the foregoing, Alkeon and its officers or employees who assist in its management of the Adviser will be engaged in substantial activities other than as the sole member of the Adviser and have conflicts of interest in allocating their time and activities between the Fund, the Adviser and Alkeon. Alkeon and its officers and employees devote only so much time to the affairs of the Adviser as in their judgment is necessary and appropriate.

Participation in Investment Opportunities

The Adviser and Alkeon provide investment advice for certain other investment funds or other accounts (the “Other Accounts”). Alkeon employs its global growth long-short equity strategy (the “Global Growth Strategy”) for the Fund as well as for certain Other Accounts. Alkeon manages the remaining Other Accounts (which, from time to time, include Alkeon’s own proprietary accounts or other accounts or funds that are owned primarily or exclusively by its affiliates, officers, employees or other personnel) using different strategies. Alkeon’s other investment strategies have generally similar investment objectives and may have overlapping positions, but they target different portfolio risk and return characteristics. As a result, Alkeon’s other investment strategies will invest on a longer or shorter basis, invest in a less diversified manner or hold a greater number of more speculative or less liquid positions (e.g., convertible bonds or Private Investments) than the Global Growth Strategy. Alkeon may buy or sell a security for one strategy but not for another, or may buy (or sell) a security for one strategy while simultaneously selling (or buying) the same security for another strategy.

As a general matter, the Adviser (subject to any policies established by the Board) will consider participation by the Fund in all appropriate investment opportunities that are under consideration by the Adviser or Alkeon for investment for the Other Accounts within the Global Growth Strategy. There may be circumstances, however, under which the Adviser or Alkeon will cause one (or more) of the Other Accounts to commit a different percentage of its assets to an investment opportunity than the Adviser will cause the Fund to commit its assets. There may also be circumstances under which the Adviser or Alkeon will consider or recommend participation by the Other Accounts in investment opportunities in which the Adviser does not intend to invest on behalf of the Fund.

The Adviser will consider subjective criteria in evaluating whether a particular investment opportunity or strategy is appropriate and feasible for one or more Other Accounts at a particular time. These criteria typically include: (i) the nature of the investment opportunity taken in the context of the other investments available at the time; (ii) the liquidity of the investment relative to the needs of the particular entity or account; (iii) the availability of the opportunity (e.g., size of the obtainable position); (iv) the transaction costs involved; (v) the investment or regulatory limitations applicable to the particular entity or account and (vi) the liquidity needs of the particular account. Similarly, the Adviser will consider subjective criteria when determining if a limited investment opportunity (such as an IPO) is an investment that is appropriate and feasible (in light of restrictions on investments in IPOs as may be applicable under the 1940 Act) for the Fund and/or an Other Account. Accordingly, the Fund may not be able to take full advantage of an investment opportunity to the extent the Adviser determines, in its discretion, that such opportunity is not appropriate for the Fund. Because these considerations may differ for the Fund and the Other Accounts in the context of any particular investment opportunity, the investment activities of the Fund and the Other Accounts may differ from time to time. In addition, the fees and expenses of the

Fund may differ from those of the Other Accounts. Therefore, prospective shareholders should note that the future performance of the Fund and the Other Accounts may vary. (See “Performance Information.”) It is the Adviser’s policy, to the extent practicable, to allocate investment opportunities to the Fund and the Other Accounts fairly and equitably over time.

Given their risk/return profile and the liquidity profile expected for the portfolio of each Other Account within the Adviser’s Innovation strategy, the Innovation strategy has priority on all Private Investments presented to the Adviser, and allocations of Private Investments among the Innovation strategy Other Accounts are made pursuant to the Adviser’s allocation policies and procedures. Notwithstanding the foregoing, under certain limited circumstances, Private Investments may be allocated within and among the Adviser’s other strategies, including the Fund and Other Accounts employing the Global Growth Strategy, either together or individually, including when there is excess capacity for investment in such Private Investments following the priority allocations allocated to the Innovation strategy. Any such allocations to the Global Growth Strategy will be made (if the Order is granted) to the Fund and to each relevant Other Account employing such strategy based on the subjective criteria identified above.

When the Adviser and/or Alkeon determine(s) that it would be appropriate for the Fund and one or more Other Accounts, respectively, to participate in an investment opportunity at the same time, orders will be aggregated, placed and allocated on a basis believed to be fair and equitable, consistent with Alkeon’s and the Adviser’s responsibilities under the Advisers Act and the 1940 Act and their own internal procedures. However, decisions in this regard are necessarily subjective and there is no requirement that the Fund participate, or participate to the same extent as the Other Accounts, in all trades. The Adviser and Alkeon will take steps to ensure that no participating entity or account (including the Fund) will be systematically disadvantaged by the aggregation, placement or allocation of orders.

Situations may occur where the Fund could be disadvantaged because of the investment activities conducted by the Adviser or Alkeon. These situations may be based on, among other things, the following: (i) legal restrictions on the combined size of positions that may be taken for the Fund and the Other Accounts, thereby limiting the size of the Fund’s position; (ii) the difficulty of liquidating an investment for the Fund and the Other Accounts where the sale of the combined positions cannot be absorbed; or (iii) the determination that a particular investment is warranted only if hedged with an option or other instrument and there is a limited availability of these options or other instruments.

In many circumstances, negotiated co-investments by the Fund and Other Accounts may be made only pursuant to an order from the SEC permitting the Fund to do so. The Adviser and the Fund have applied for the Order, seeking to grant funds managed by the Adviser or certain affiliates the ability to fully negotiate terms of co-investment transactions with other funds managed by the Adviser or certain affiliates, subject to the conditions included therein. The Order, if granted, would facilitate the Adviser’s ability to allocate from time to time to the Fund Private Investments to the extent consistent with the Adviser’s allocation policy approved by the Board. In certain situations, such as when there is an opportunity to negotiate terms of Private Investments and invest in such securities as well as other securities of the same issuer that do not satisfy the Fund's investment objective and strategies, the personnel of the Adviser or its affiliates will need to decide which clients will proceed with which investments. These limitations may limit the scope of investment opportunities that would otherwise be available to the Fund. Such personnel will make these determinations based on policies and procedures, which are designed to reasonably ensure that investment opportunities are allocated fairly and equitably among affiliated funds/accounts over time and in a manner that is consistent with applicable laws, rules and regulations. Moreover, except in certain circumstances, when relying on the Order (if granted), the Fund will be unable to invest in any issuer in which one or more funds managed by the Adviser or its affiliates has previously invested.

Under the terms of the Order, if granted, the Fund would have the opportunity to participate in co-investment opportunities that align with the Fund’s investment objective and strategies. When the Fund participates in a co-investment transaction, the personnel of the Adviser will allocate a portion of the investment to the Fund based on the Fund’s investment objective and strategies, risk and return profile, investment policies, investment positions, capital available for investment, and other pertinent factors. Any co-investment will be made for participating accounts including the Fund on identical: terms, conditions, price, class of securities purchased, timing, and registration rights. In addition, a majority of the Independent Trustees generally must make certain conclusions in connection with certain co-investment transactions, including that (1) the terms of the proposed transaction, including the consideration to be paid, are reasonable and fair to the Fund and its shareholders and do not involve overreaching of the Fund or its shareholders on the part of any person concerned and (2) the transaction is consistent with the interests of the Fund’s shareholders and is consistent with the Fund’s investment objective and strategies. To the extent the Fund is able to make co-investments with the Adviser’s affiliates, these co-investment transactions may give rise to conflicts of interest or perceived conflicts of interest among the Fund and the other participating accounts.

In addition, to the extent the Fund purchases any Private Investments pursuant to co-investment transactions or otherwise, determinations of fair value for any Private Investments can be highly subjective, and the Adviser, given its role in making such determinations, has a conflict of interest as the Adviser is receiving the Management Fee and the Incentive Fee, which can be impacted by the effect of such fair valuation decisions. The Board retains ultimate oversight over the Fund’s valuation policies and procedures.

The members of the Adviser, Alkeon and their directors, managers, officers and employees (including the Fund’s principal Portfolio Manager, Mr. Sparaggis) and other affiliated persons may buy and sell securities or other investments for their own accounts and may have actual or potential conflicts of interest with respect to investments made on behalf of the Fund, as they may own significant portions of several funds across strategies, in addition to any proprietary accounts. Such affiliated parties have access to information regarding the funds and strategies that is not available to other investors. Such investments pose a risk that Alkeon and the individuals who are in a position to control the allocation of investment opportunities will favor those funds and accounts in which affiliated parties have a greater financial interest, particularly in the case of limited opportunities (such as private placements) or other investments that are otherwise subject to limited capacity. Alkeon is not obligated to acquire for any fund or strategy any security that Alkeon or its officers, managers, members or employees may acquire for its or their own accounts or for any other fund or strategy, if in Alkeon’s absolute discretion, it is not practical or desirable to acquire a position in such security for that fund or account. Furthermore, as a result of differing trading and investment strategies or constraints, positions may be taken by directors, officers and employees of the Adviser or Alkeon that are the same, different or made at a different time than positions taken for the Fund. In order to mitigate the possibility that the Fund (or investors) will be adversely affected by this personal trading, the Adviser and Alkeon have adopted a Joint Code of Ethics and the Fund and Breakwater have each adopted their own Codes of Ethics, all of which are in compliance with Rule 17j-1 under the 1940 Act which restricts securities trading in the personal accounts of investment professionals and others who normally come into possession of information regarding the Fund’s portfolio transactions. Each Code of Ethics can be reviewed and copied at the SEC’s Public Reference Room in Washington, D.C. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 202-551-8090. Each Code of Ethics is also available on the EDGAR Database on the SEC’s Internet site at http://www.sec.gov, and copies of each Code of Ethics may be obtained, after paying a duplicating fee, by E-mail at publicinfo@sec.gov or by writing the SEC’s Public Reference Section, Washington, D.C. 20549-0102.

Other Matters

Breakwater, of which Alkeon is a non-managing member, acts as the underwriter for the Fund’s shares and bears various costs associated with its activities as the Underwriter. Breakwater is a securities brokerage firm, is registered as a broker-dealer under the Exchange Act and is a member of FINRA, but does not maintain a trading function. The Fund pays Distribution and Shareholder Servicing Fees to Breakwater to compensate it for providing, or arranging for the provision of, ongoing investor services and account maintenance services to investors in the Fund. The Underwriter may retain all or a portion of these payments. (See “Fees and Expenses -- Distribution and Shareholder Servicing Fees” and “The Offering.”)

The Adviser will not purchase securities or other property from, or sell securities or other property to, the Fund. It should be noted that the Adviser’s sole member, Alkeon, is a non-managing member of Breakwater, a broker-dealer that employs certain employees of Alkeon’s employees. Breakwater acts as the distributor for the Fund. In addition, the Fund may effect certain principal transactions in securities with one or more Other Accounts, except for accounts in which Alkeon or any affiliate thereof serves as a general partner or certain accounts in which it has a financial interest (other than an interest that results solely from Alkeon or any affiliate’s appointment as an investment adviser or portfolio manager to the account). These transactions would be effected in circumstances where the Adviser has determined that it would be appropriate for the Fund to purchase and it has been determined that it would be appropriate for such Other Account to sell, or the Fund to sell and such Other Account to purchase, the same security or instrument on the same day. The purchases and sales will be made pursuant to procedures adopted by the Fund pursuant to Rule 17a-7 under the 1940 Act. Among other things, those procedures are intended to ensure that: (i) each transaction will be effected for cash consideration at the current market price of the particular securities; (ii) no transaction will involve restricted securities or other securities for which market quotations are not readily available; and (iii) no brokerage commissions, fees (except for customary transfer fees) or other remuneration will be paid in connection with the transaction.

The Fund is not permitted to purchase or sell securities of any issuer as to which the Adviser or Alkeon has obtained material, non-public information, until such time as the information is no longer material or has become publicly known. This policy could adversely affect the Fund’s investment performance because the Fund may: (i) hold securities of an issuer with respect to which the Adviser or Alkeon has adverse information, or (ii) not purchase securities of any issuer with respect to which the Adviser or Alkeon has favorable information.

As a result of the investment banking, corporate finance or similar activities of Breakwater, the Fund may be subject to future restrictions on its ability to purchase or sell certain securities. Additionally, the Fund may only be able to purchase securities during the existence of an underwriting or selling syndicate in which Breakwater is participating subject to certain conditions. This could have an adverse impact on the Fund’s investment performance.

Future investment activities of the Adviser, Alkeon and Breakwater and their members, managers, principals, partners, directors, officers or employees (as applicable), may give rise to additional conflicts of interest.

BROKERAGE

The Adviser is responsible for placing orders for the execution of the Fund’s portfolio transactions and the allocation of brokerage transactions. Transactions on the great majority of foreign stock exchanges involve the payment of a combination of fixed and negotiated commissions, while transactions on U.S. stock exchanges and on some foreign stock exchanges involve the payment of negotiated brokerage commissions. No stated commission is generally applicable to securities traded on a principal basis in over-the-counter markets, but the prices of those securities include undisclosed commissions or mark-ups. Transactions may also be executed on an agency basis in over-the-counter markets, which will involve the payment of negotiated or fixed commissions, when deemed consistent with the Fund’s brokerage policies.

In selecting brokers to effect transactions on behalf of the Fund, the Adviser seeks to obtain the best price and execution, taking into account factors such as price, size of order, difficulty of execution and operational facilities of a brokerage firm, the scope and quality of brokerage services provided, and in the case of transactions effected with unaffiliated brokers, the firm’s risk in positioning a block of securities. Although the Adviser will generally seek reasonably competitive commission rates, the Adviser will not necessarily pay the lowest commission available on each transaction. The Adviser has no obligation to deal with any broker or group of brokers in executing transactions in portfolio securities.

Consistent with the principle of seeking best price and execution, the Adviser may place brokerage orders on behalf of the Fund with brokers that provide supplemental research, market and statistical information, including advice as to the value of securities, the advisability of investing in, purchasing or selling securities, and the availability of securities or purchasers or sellers of securities, and furnish analyses and reports concerning issuers, industries, securities, economic factors and trends, portfolio strategy and the performance of accounts. A commission paid to such brokers may be higher than that which another qualified broker would have charged for effecting the same transaction, provided that the Adviser determines in good faith that such commission is reasonable in terms either of the transaction or the overall responsibility of the Adviser to the Fund and other clients and that the total commissions paid by the Fund will be reasonable in relation to the benefits to the Fund over the long-term. In addition, the Adviser may at times execute a trade through a particular broker but then “step out” the trade to a different broker. This occurs when the Adviser determines that the order is best executed through a certain broker but would like to pay all or a portion of the commission to another broker for research provided to the Adviser. Research services obtained by the use of commissions arising from the Fund’s portfolio transactions may be used by the Adviser in other investment activities and, thus, the Fund may not necessarily, in any particular instance, be the direct or indirect beneficiary of the research provided to the Adviser. In no instance, however, will the Fund’s securities be purchased from or sold to the Adviser, or any affiliated person thereof, except to the extent permitted by the SEC or by applicable law. Information and research received from such brokers will be in addition to, and not in lieu of, the services required to be performed by the Adviser under the Advisory Agreement. The expenses of the Adviser are not necessarily reduced as a result of the receipt of this supplemental information, which may be useful to the Adviser, Alkeon or their respective affiliates in providing services to clients other than the Fund. In addition, as noted above, not all of the supplemental information is used by the Adviser in connection with the Fund. Conversely, the information provided to the Adviser or its affiliates by brokers or dealers through which other clients of the Adviser or its respective affiliates effect securities transactions may be useful to the Adviser in providing services to the Fund.

Although the Fund cannot accurately predict its portfolio turnover, the Fund generally expects that its annual portfolio turnover rate will significantly exceed that of other registered investment companies. The Fund’s portfolio turnover rate may result in brokerage expenses that may exceed those of other registered investment companies. A high turnover rate may also result in the realization of capital gains, including short-term gains which will be taxable to the shareholders as ordinary income.

The aggregate amount of brokerage commissions paid for the fiscal years ended September 30, 2021, September 30, 2020 and September 30, 2019 was $32,679,003, $23,980,215, and $16,750,678, respectively.

GENERAL INFORMATION

Securities Outstanding

The below table reflects the amount of Fund shares (in dollars, based on Class A Shares’ NAV and Class W Shares’ NAV, respectively) outstanding as of December 31, 2021:

(1) Title of Class	(2) Amount Authorized	(3) Amount held by Registrant or for its Account	(4) Amount Outstanding Exclusive of Amount Shown Under (3)
Class A Shares of beneficial interest	Unlimited	None	$9,266,471,572
Class W Shares of beneficial interest	Unlimited	None	$2,699,150,532

Fiscal Year

The Fund’s fiscal year ends on each September 30. The Fund’s tax year for federal income tax purposes also ends on each September 30.

Reports to Shareholders

The Fund sends unaudited semi-annual and audited annual reports to shareholders within 60 days after the close of the period for which the report is being made, or as otherwise required by the 1940 Act.

Legal Counsel

Kramer Levin Naftalis & Frankel LLP, 1177 Avenue of the Americas, New York, NY 10036, serves as U.S. legal counsel to the Fund. The firm does not represent potential investors with respect to their investment in the Fund.

Shareholder Inquiries

Inquiries concerning the Fund and shares (including information concerning purchasing and withdrawal procedures) should be directed to your Selling Agent. All potential investors in the Fund are encouraged to consult appropriate legal and tax counsel.

More information about the Fund is available in the SAI. The SAI is incorporated by reference into this Prospectus. The Fund files with the SEC a list of its portfolio holdings as of the end of the first and third fiscal quarters on Form N-PORT. Additional information about the Fund’s investments are available in the annual and semi-annual reports to shareholders. The Fund’s annual and semi-annual reports (as filed on Form N-CSR) and each Form N-PORT may be viewed on the SEC’s website (www.sec.gov).

From time to time, additional Fund information, such as risk and exposure reports, or the Portfolio Manager’s market outlook or industry assessments, may be made available. To the extent permitted by law, such information, as well as the Prospectus, SAI and shareholder reports, may be obtained free of charge by contacting your financial advisor.

TABLE OF CONTENTS OF STATEMENT OF ADDITIONAL INFORMATION

The Fund	S-2

Additional Investment Policies and Practices	S-2

Investment Advisory and Other Services	S-5

Management of the Fund	S-6

Portfolio Manager	S-10

Tax Aspects	S-10

Proxy Voting Policies and Procedures	S-14

General Information	S-14

Financial Statements	S-14

APPENDIX A

Form of Investor Certification

ACAP STRATEGIC FUND

Account No.: ____________________

Financial Advisor Name: ____________________

INVESTOR CERTIFICATION

This certificate relates to ACAP Strategic Fund (the “Fund”) and is given to you as broker with respect to a potential purchase of shares in the Fund.

I hereby certify that I am a natural person with, or I am signing on behalf of a company with, a net worth of more than $2,200,000 (in the case of a natural person, either as an individual or with assets held jointly with a spouse) or otherwise meet the definition of a “qualified client” under Rule 205-3 promulgated under the Investment Advisers Act of 1940, as amended, or, in the case of an existing investor making a subsequent investment in the Fund, I hereby certify that I, or the company I am signing on behalf of, certified to, and continue to satisfy, the net worth requirement that was in place at the time of my, or the company’s that I am signing on behalf of, initial investment in the Fund. If I am signing on behalf of a company, I further certify that (A) such company is not a private investment company,* a registered investment company or a business development company or (B) if such a company, each equity owner can make the certification in the preceding sentence. For purposes of this test, net worth is the fair market value of the assets that I (jointly with my spouse) or such company own(s) other than household effects, less (i) the value of my primary residence and debt secured by such property (up to the current market value of the residence), and (ii) all indebtedness and liabilities of any type (including joint liabilities with any other person). I agree to produce evidence to support the foregoing certification upon request.

In addition, I hereby confirm that I understand and agree that should I (or the company) purchase shares of the Fund, the following conditions will apply to the ownership and transfer of the shares:

(1)	Shares may be held only through a broker, dealer, registered investment adviser or other financial intermediary that has entered into an agreement with the Fund’s underwriter(s) or adviser, SilverBay Capital Management, LLC, for the provision of shareholder services;

(2)	Shares may not be transferred, unless by gift or bequest, or pursuant to an agreement relating to a legal separation or divorce, except to a person who has a net worth (in the case of a natural person, either as an individual or with assets held jointly with a spouse) of more than $2,200,000 (excluding the value of the primary residence of such person and any debt secured by such property, up to the current market value of the residence) or otherwise meet the definition of a “qualified client” under Rule 205-3 promulgated under the Investment Advisers Act of 1940, as amended, who agrees to hold his, her or its shares through a broker, dealer, registered investment adviser or other financial intermediary that has entered into an agreement for the provision of shareholder services to the Fund, and who agrees not to transfer the shares, unless by gift or bequest, or pursuant to an agreement relating to a legal separation or divorce, except to another person who has a net worth (together, in the case of a natural person, with assets held jointly with a spouse) of more than $2,200,000 (excluding the value of the primary residence of such person and any debt secured by such property, up to the current market value of the residence) or otherwise meet the definition of a “qualified client” under Rule 205-3 promulgated under the Investment Advisers Act of 1940, as amended, and agrees to comply with the foregoing ownership and transfer restrictions; and

(3)	Upon any transfer of shares in violation of the foregoing clauses (1) or (2), in addition to any other remedy that it may have, the Fund will have the right (but not the obligation) to repurchase any such improperly transferred shares.

*	For this purpose, “private investment company” means a company that would be defined as an investment company under Section 3(a) of the Investment Company Act but for the exception provided from the definition by Section 3(c)(1) of such Act (i.e., not more than 100 security owners).

A-1

Notwithstanding that the Fund is registered under the Investment Company Act of 1940, and the shares are being offered under an effective registration statement under the Securities Act of 1933, I acknowledge, understand and recognize that there will be no secondary market for the shares and that liquidity is limited as set forth in the prospectus. I understand that you, the Fund, and SilverBay Capital Management LLC are relying on the certification and agreements made herein in determining qualification and suitability as an investor in the Fund. I understand that shares of the Fund are not an appropriate investment for, and may not be acquired by, any person who cannot make this certification, and agree to indemnify you and hold you harmless from any liability that you may incur as a result of this certification being untrue in any respect. I understand that it may be a violation of state and federal law for me (or the company) to provide this certification if I know that it is not true. I have read the preliminary or final prospectus for the Fund, including the investor qualification and investor suitability provisions contained therein. I understand that an investment in the Fund involves a considerable amount of risk and that I (or the company) may lose some or all of my (or its) investment. I understand that an investment in the Fund is suitable only for investors who can bear the risks associated with the limited liquidity of the shares and should be viewed as a long-term investment. I will promptly advise you if any of the statements herein ceases to be true prior to my (or the company’s) purchase of shares.

CLASS A SHARES:

Gross Investment Amount	Sales Load (if applicable)		Net Amount Invested (net of sales load if applicable)

$		%	$

The Investor acknowledges that a sales load in the percentage of the amount transmitted in connection with his, her or its purchase of shares as specified above is being charged by his, her or its broker-dealer in connection with the investment in the Fund and that only the net amount, after deduction of the sales load, will be invested in the Fund.
Initial (if applicable)

CLASS W SHARES:

Investment Amount

$

Trade Date (if none indicated, next available):

INVESTOR SIGNATURE

Date:	By:
Name:

A-2

APPENDIX B

PORTFOLIO MANAGER PERFORMANCE INFORMATION

The investment adviser of ACAP Strategic Fund (the “Fund”), SilverBay Capital Management LLC (the “Adviser”), is controlled by its sole member, Alkeon Capital Management, LLC (“Alkeon”). The Fund commenced operations on March 1, 2010. However, Mr. Panayotis (“Takis”) Sparaggis, the Fund’s principal Portfolio Manager and Alkeon’s controlling principal, employs an investment program for another investment vehicle (the “Other Investment Vehicle”) that is substantially the same as the investment program that he employs in managing the Fund. The Other Investment Vehicle represents the longest track record available among all similarly managed accounts by Mr. Sparaggis. The Fund’s return during its operating history and the Other Investment Vehicle’s return are shown in the following tables and bar charts. (References to the Fund’s performance record in this Appendix B, including in the following tables and bar charts, are to the performance record of the Fund’s Class A shares.) The Fund’s Class A and Class W shares’ returns for certain period ends are also shown in the “Financial Highlights” section of the attached prospectus.

Because of the similarity of investment programs, as a general matter, Mr. Sparaggis will consider participation by the Fund in all appropriate investment opportunities that are under consideration by Alkeon for the Other Investment Vehicle. There are a variety of factors that may be relevant in determining whether a particular investment opportunity or strategy is appropriate and feasible for the Fund or the Other Investment Vehicle at a particular time. Because these considerations may differ for the Fund and the Other Investment Vehicle in the context of any particular investment opportunity and at any particular time, the investment activities and future investment performance of the Fund and the Other Investment Vehicle will differ. (See “Conflicts of Interest.”)

The tables and bar charts set forth performance information of the Fund and the Other Investment Vehicle and various indices for the periods indicated. The returns shown for the Fund and the Other Investment Vehicle reflect the actual fees and expenses incurred by the Fund and the Other Investment Vehicle. The tables should be read in conjunction with the notes thereto. PAST PERFORMANCE DOES NOT GUARANTEE FUTURE RESULTS. UNDER NO CIRCUMSTANCES SHOULD THE PERFORMANCE INFORMATION OF THE OTHER INVESTMENT VEHICLE BE VIEWED AS A SUBSTITUTE FOR THE PERFORMANCE INFORMATION OF THE FUND. Prospective investors should recognize that the Fund’s fees and expenses may be higher than those of the Other Investment Vehicle. Accordingly, had the Other Investment Vehicle’s performance records reflected the Fund’s fees and estimated expenses, the Other Investment Vehicle’s returns shown in the table may have been lower. Furthermore, there are certain differences between the investment policies of the Fund and the Other Investment Vehicle. Unlike the Fund, the Other Investment Vehicle is not subject to certain investment limitations imposed by applicable securities laws, which, if applicable, may have adversely affected the Other Investment Vehicle’s performance. The future performance of the Fund, the Other Investment Vehicle and the various indices may differ.

FUND PERFORMANCE1
(UNAUDITED)
Performance Relative to Major Indices as of December 31, 2021

MONTHLY NET RETURN

	Jan.	Feb.	March	April	May	June	July	Aug.	Sept.	Oct.	Nov.	Dec.	Annual
2021	-2.21%	0.72%	-6.55%	3.36%	-3.10%	3.56%	-0.93%	0.97%	-4.59%	2.67%	-6.74%	-0.95%	-13.58%
2020	4.69%	-0.93%	0.68%	8.88%	8.06%	5.66%	4.40%	4.34%	-2.78%	1.06%	4.67%	4.71%	52.28%
2019	10.76%	5.08%	2.60%	3.71%	-1.19%	4.94%	2.41%	1.60%	-6.11%	1.57%	4.53%	1.37%	35.01%
2018	8.47%	-1.61%	-2.69%	-2.76%	4.13%	0.06%	-1.89%	3.50%	-0.52%	-10.02%	-0.86%	-2.07%	-7.14%
2017	5.18%	3.01%	1.64%	3.16%	5.17%	-1.75%	3.82%	2.79%	0.37%	3.32%	-0.77%	-1.57%	26.90%
2016	-3.67%	-3.50%	3.06%	-0.55%	4.79%	-0.82%	3.02%	0.37%	-0.07%	-1.02%	-1.92%	-1.39%	-2.05%
2015	-1.95%	6.28%	0.52%	-0.52%	1.42%	0.44%	1.25%	-5.29%	-3.83%	7.56%	0.81%	-1.69%	4.37%
2014	-3.45%	3.95%	-6.16%	-7.72%	3.64%	2.80%	-1.94%	2.22%	-1.09%	3.37%	2.20%	-1.24%	-4.22%
2013	3.97%	-0.52%	0.17%	-0.52%	2.45%	-0.43%	4.89%	-0.57%	7.40%	0.61%	3.20%	2.99%	25.92%
2012	3.85%	5.52%	5.05%	-0.26%	-5.51%	0.55%	4.17%	2.09%	1.36%	-4.79%	0.26%	-2.38%	9.59%
2011	0.77%	3.24%	1.11%	5.39%	-3.64%	0.18%	-1.80%	-1.83%	-5.03%	9.22%	-3.50%	-5.23%	-2.13%
2010			1.60%	-0.20%	-2.76%	-2.54%	1.56%	-1.33%	7.27%	2.32%	0.19%	-1.79%	4.00%

ANNUALIZED RATE OF RETURN

	12 months	3 years	5 years	10 years	Since Fund Inception
The Fund[1]	-13.58%	21.12%	15.93%	10.96%	9.35%
MSCI World[2]	20.14%	19.71%	13.04%	10.58%	9.26%
MSCI ACWI[3]	16.80%	18.32%	12.34%	9.68%	8.44%

Fund Performance As of December 31, 2021
(UNAUDITED)

Annualized ROR Since Inception***	Cumulative ROR Since Inception***

*Source: SilverBay Capital Management LLC.

**Source for MSCI World and MSCI ACWI: MSCI. Note: Index performance shown is on a price return basis only and does not reflect income from regular cash distributions (cash dividend payments or capital repayments), while Fund performance does reflect such income.

***Inception: March 1, 2010; MSCI data as of March 1, 2010.

[1]	The performance data provided for the Fund was prepared by the Adviser and is based on the Fund’s Class A shares’ returns. The performance shown above represents total returns, including change in share value and immediate reinvestment of all Fund distributions of income or capital gains into Class A Shares. Annual performance for partial years is year-to-date performance. PAST PERFORMANCE IS NOT A GUARANTEE OF FUTURE RESULTS.

[2]	The MSCI World Index captures large and mid cap representation across 23 developed markets countries. With 1,555 constituents, the index covers approximately 85% of the free float-adjusted market capitalization in each country. (Source: MSCI).

[3]	MSCI ACWI captures large and mid cap representation across 23 developed markets and 27 emerging markets countries. With 2,976 constituents, the index covers approximately 85% of the global investable equity opportunity set. (Source: MSCI).

OTHER DISCLOSURES

This information is intended for illustration purposes only. No index is directly comparable to the Fund. The Fund’s portfolio contains equity securities and may consist of securities issued by companies in different countries with varying capitalizations and fixed income and non-equity investments, including short sales of securities and margin trading, and are not as diversified as the securities (when aggregated) that comprise the MSCI World Index and the MSCI AC World Index. Unlike the performance of the Fund, the performance of the MSCI World Index and MSCI AC World Index do not reflect the impact of fees or expenses. Index performance shown is on a price return basis only and does not reflect income from regular cash distributions (cash dividend payments or capital repayments). Any such comparison between the performance results of the Fund and the MSCI World Index and MSCI AC World Index should not be relied upon as an accurate prediction of future results. Past performance is not indicative of future results or performance of any account managed (directly or indirectly) by Mr. Sparaggis, including the Fund. There is no guarantee that the Fund will achieve its investment objective.

OTHER INVESTMENT VEHICLE PERFORMANCE1
(UNAUDITED)
Performance Relative to Major Indices as of December 31, 2021

MONTHLY NET RETURN

	Jan.	Feb.	March	April	May	June	July	Aug.	Sept.	Oct.	Nov.	Dec.	Annual
2021	-3.37%	1.45%	-8.84%	5.14%	-3.91%	4.51%	-1.19%	1.31%	-6.10%	3.59%	-7.48%	-0.88%	-15.74%
2020	5.35%	-0.71%	0.49%	9.46%	8.81%	6.27%	4.97%	4.67%	-2.88%	1.08%	5.39%	5.66%	59.81%
2019	10.79%	4.84%	2.85%	4.02%	-1.27%	5.47%	2.73%	1.72%	-6.54%	1.71%	5.25%	1.43%	37.19%
2018	9.58%	-1.99%	-2.96%	-2.91%	4.69%	0.13%	-1.81%	3.98%	-0.47%	-9.69%	-0.55%	-2.67%	-5.77%
2017	4.58%	3.19%	1.74%	3.24%	5.35%	-1.73%	4.04%	2.95%	0.45%	3.61%	-0.69%	-1.65%	27.77%
2016	-5.15%	-4.02%	3.59%	-0.55%	6.20%	-1.16%	3.39%	0.47%	-0.04%	-0.76%	-1.52%	-1.34%	-1.42%
2015	-2.46%	7.94%	0.72%	-0.51%	1.45%	0.57%	1.46%	-6.07%	-4.69%	9.54%	0.80%	-1.82%	5.99%
2014	-4.42%	5.01%	-7.71%	-8.04%	3.85%	2.91%	-1.94%	2.32%	-1.37%	3.63%	2.87%	-1.62%	-5.51%
2013	3.64%	-0.52%	-0.05%	-0.78%	2.53%	-0.31%	5.12%	-0.48%	7.46%	0.58%	3.46%	3.05%	25.99%
2012	2.89%	5.19%	5.56%	-0.12%	-5.69%	0.50%	4.51%	2.49%	1.49%	-5.02%	0.05%	-2.35%	9.09%
2011	0.82%	3.35%	1.31%	5.70%	-3.65%	0.24%	-1.99%	-2.05%	-4.57%	9.29%	-2.86%	-4.38%	0.21%
2010	-7.90%	3.42%	4.75%	0.74%	-1.62%	-2.47%	1.71%	-0.69%	7.86%	2.71%	0.44%	-0.90%	7.42%
2009	0.94%	1.98%	5.01%	1.51%	0.86%	1.15%	5.14%	-2.46%	5.69%	-1.38%	4.14%	4.82%	30.63%
2008	-13.63%	6.55%	-3.07%	8.05%	6.01%	-0.02%	1.95%	-2.13%	-13.31%	-6.17%	-3.72%	1.51%	-18.96%
2007	2.27%	3.24%	2.59%	2.52%	6.96%	3.69%	5.06%	-1.48%	12.96%	15.50%	-3.20%	-2.70%	56.66%
2006	7.84%	-0.41%	2.49%	2.12%	-5.73%	-2.41%	-0.14%	3.60%	1.64%	0.51%	4.49%	2.42%	16.97%
2005	-5.49%	0.22%	-0.40%	-5.13%	9.69%	0.59%	7.71%	0.84%	2.30%	-2.01%	2.67%	0.00%	10.40%
2004	3.74%	-2.02%	-4.70%	-10.33%	5.15%	0.26%	-8.43%	-4.44%	3.56%	7.44%	3.55%	0.59%	-7.13%
2003	-0.62%	1.04%	-0.49%	4.81%	9.03%	1.28%	8.19%	3.66%	-1.04%	6.32%	1.99%	-3.14%	34.80%
2002	-0.06%	-5.19%	3.29%	-2.71%	-0.49%	-0.83%	-1.44%	0.22%	-0.13%	2.74%	5.31%	-5.60%	-5.33%
2001	3.44%	-8.76%	-2.87%	10.12%	-1.32%	2.35%	-1.34%	-3.70%	-7.54%	4.25%	4.18%	1.07%	-1.68%
2000	0.96%	28.25%	-6.50%	-7.03%	-8.83%	8.05%	-1.31%	11.78%	-4.25%	-4.47%	-8.29%	-0.57%	2.03%
1999	15.50%	-6.59%	6.99%	2.35%	-2.29%	7.58%	-2.11%	2.44%	2.20%	7.63%	18.77%	23.42%	100.81%
1998	1.66%	8.24%	2.27%	1.48%	-3.76%	8.67%	-1.66%	-16.32%	11.90%	6.79%	8.36%	10.50%	40.62%

ANNUALIZED RATE OF RETURN

	12 months	3 years	5 years	10 years	Since Other Investment Vehicle Inception
Other Investment Vehicle[1]	-15.74%	22.70%	17.34%	11.68%	14.03%
MSCI World[2]	20.14%	19.71%	13.04%	10.58%	5.30%
MSCI ACWI[3]	16.80%	18.32%	12.34%	9.68%	5.12%

Other Investment Vehicle (“OIV”) Performance As of December 31, 2021
(UNAUDITED)

Annualized ROR Since Inception***	Cumulative ROR Since Inception***

*Source: Alkeon Capital Management LLC.

**Source for MSCI World and MSCI ACWI: MSCI. Note: Index performance shown is on a price return basis only and does not reflect income from regular cash distributions (cash dividend payments or capital repayments), while Other Investment Vehicle performance does reflect such income.

***Inception: January 5, 1998; MSCI data as of January 1, 1998.

[1]	The performance data provided for the Other Investment Vehicle was prepared by Alkeon based on the following facts and assumptions:

The Other Investment Vehicle began investment operations on January 5, 1998. January 1998 performance was 1.66%. Mr. Sparaggis, the primary portfolio manager of the Other Investment Vehicle, was employed by CIBC Oppenheimer Corp. from January 1998 through June 1999, and by CIBC World Markets Corp. from June 1999 through December 2001, and was the portfolio manager of the Other Investment Vehicle at all times during that period. Effective January 1, 2002, Mr. Sparaggis formed Alkeon, which has continued managing the Other Investment Vehicle’s portfolio since that time.

The Other Investment Vehicle’s performance reflects the deduction of 20% incentive fee and a 1% management fee charged to investors prior to March 1, 2004, a 1.5% management fee charged to new investors beginning March 1, 2004 and a 1.75% management fee charged to all investors beginning July 1, 2011. Performance results for the Other Investment Vehicle are actual results reflecting the returns of the Other Investment Vehicle as a whole (rather than the returns of a particular investor), and reflect the Other Investment Vehicle’s advisory fees, incentive fees and expenses and include the reinvestment of dividends and income. Annual performance for partial years is year-to-date performance. PAST PERFORMANCE IS NOT A GUARANTEE OF FUTURE RESULTS.

[2]	The MSCI World Index captures large and mid cap representation across 23 developed markets countries. With 1,555 constituents, the index covers approximately 85% of the free float-adjusted market capitalization in each country. (Source: MSCI).

[3]	MSCI ACWI captures large and mid cap representation across 23 developed markets and 27 emerging markets countries. With 2,976 constituents, the index covers approximately 85% of the global investable equity opportunity set. (Source: MSCI).

OTHER DISCLOSURES

This information is intended for illustration purposes only. No index is directly comparable to the Fund or the Other Investment Vehicle. The Fund and the Other Investment Vehicle’s portfolios contain equity securities and may consist of securities issued by companies in different countries with varying capitalizations and fixed income and non-equity investments, including short sales of securities and margin trading, and are not as diversified as the securities (when aggregated) that comprise the MSCI World Index and the MSCI AC World Index. Unlike the performance of the Fund or the Other Investment Vehicle, the performance of the MSCI World Index and MSCI AC World Index do not reflect the impact of fees or expenses. Index performance shown is on a price return basis only and does not reflect income from regular cash distributions (cash dividend payments or capital repayments). Any such comparison between the performance results of either the Fund or the Other Investment Vehicle and the MSCI World Index and MSCI AC World Index should not be relied upon as an accurate prediction of future results. Past performance is not indicative of future results or performance of any account managed (directly or indirectly) by Mr. Sparaggis, including the Fund. There is no guarantee that the Fund will achieve its investment objective.

Class A Shares
Class W Shares

Statement of
Additional Information
Dated January 14, 2022

This Statement of Additional Information (“SAI”) is not a prospectus. This SAI relates to and should be read in conjunction with the prospectus of ACAP Strategic Fund (the “Fund”), dated January 14, 2022. To obtain a copy of the Fund’s prospectus (the “Prospectus”), please call the Fund at (212) 716-6840.

THE FUND

The Fund is a Delaware statutory trust that is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as a closed-end management investment company. The Fund operates as a diversified investment company.

This SAI relates to the Class A and Class W shares of the Fund. Class A shares are subject to a maximum sales load and a distribution and shareholder servicing fee. Unlike Class A shares, Class W shares are not subject to any sales load or distribution and shareholder servicing fees.

ADDITIONAL INVESTMENT POLICIES AND PRACTICES

The investment objective and principal investment strategies of the Fund, as well as the principal risks associated with the Fund’s investment strategies, are set forth in the Prospectus. Certain additional investment information is set forth below.

Fundamental Policies

The Fund has adopted fundamental policies for its interval fund structure as set forth in the Prospectus. In addition, the Fund has adopted the following seven fundamental investment policies, which cannot be changed without the vote of a majority of the Fund’s outstanding voting securities (as defined by the Investment Company Act of 1940 (the “1940 Act”)):

(1) The Fund will not invest 25% or more of the value of its total assets in the securities of issuers engaged in any single industry or group of related industries, provided that this restriction does not limit the Fund’s investments in U.S. Government Securities (as defined herein) or in securities of “Technology Companies” as defined in the Prospectus (as may be amended from time to time).

(2) The Fund will not issue “senior securities” (as defined by the 1940 Act) or borrow money except to the extent permitted by the 1940 Act or as otherwise permitted by the Securities and Exchange Commission (“SEC”) or its staff and as is consistent with the Fund’s investment policies.

(3) The Fund will not underwrite securities of other issuers, except insofar as the Fund may be deemed an underwriter under the Securities Act of 1933, as amended (the “1933 Act”), in connection with the disposition of its portfolio securities.

(4) The Fund will not make loans of money or securities to other persons, except through purchasing debt securities, lending portfolio securities or entering into repurchase agreements in a manner consistent with the Fund’s investment policies.

(5) The Fund will not purchase or sell commodities, except that the Fund may purchase and sell foreign currency, as well as options on foreign currency, indices and financial futures contracts, and may enter into currency swaps and forward contracts, including those related to indices, in connection with its investments in foreign securities, in accordance with such investment policies as the Board may adopt and subject to applicable regulatory limitations.

(6) The Fund will not purchase, hold or deal in real estate, but may invest in securities that are secured by real estate or that are issued by companies that invest or deal in real estate or real estate investment trusts.

(7) The Fund will operate as a diversified investment company under the 1940 Act. This means that at least 75% of the value of the Fund’s total assets must be represented by cash, cash items, U.S. Government securities, securities of other investment companies, and other securities which in respect of any issuer are limited to an amount not greater than 5% of the value of the total assets of the Fund and to not more than 10% of the outstanding voting securities of such issuer.

The investment objective of the Fund and its policies with respect to share repurchases (as set forth in the Prospectus) are also fundamental and may not be changed without a vote of a majority of the Fund’s outstanding voting securities (as defined by the 1940 Act).

Under the 1940 Act, the vote of a majority of the outstanding voting securities of an investment company, such as the Fund, means the vote, at an annual or a special meeting of the security holders of the Fund duly called, (i) of 67 percent or more of the voting securities present at the meeting, if the holders of more than 50 percent of the outstanding voting securities of the Fund are present or represented by proxy; or (ii) of more than 50 percent of the outstanding voting securities of the Fund, whichever is less.

With respect to the investment restriction set forth in (1) above, and other policies described herein and in the Prospectus, except the incurrence of leverage or the issuance or deemed issuance of a senior security, if a percentage restriction is adhered to at the time of entering into the investment or transaction, a later change in percentage resulting from a change in the values of investments or the value of the Fund’s total assets, unless otherwise stated, will not constitute a violation of the restriction or policy. In addition to the restrictions contained in the fundamental investment policies stated above, the Fund is subject to certain restrictions imposed by the 1940 Act on registered investment companies, including restrictions with respect to its investment in the securities of other investment companies, insurance companies and companies engaged in certain securities related businesses.

Special Investment Instruments and Techniques

The Fund may from time to time utilize a variety of special investment instruments and techniques (as described below) to hedge its investment portfolio against various risks (such as changes in interest rates or other factors that affect security values) or for non-hedging purposes to pursue its investment objective. The instruments the Fund may use and the particular manner in which they may be used may change over time as new instruments and techniques are developed or regulatory changes occur. Certain of the special investment instruments and techniques that the Fund may use are speculative and involve a high degree of risk, particularly in the context of non-hedging transactions to pursue the Fund’s investment objective. There is no requirement that the Fund hedge its portfolio or any of its investment positions.

Call and Put Options on Securities Indices. The Fund may purchase and sell call and put options on stock indices listed on national securities exchanges or traded in the over-the-counter market for hedging purposes and non-hedging purposes to pursue its investment objective. A stock index fluctuates with changes in the market values of the stocks included in the index. The effectiveness of purchasing or writing stock index options for hedging purposes will depend upon the extent to which price movements in the Fund’s portfolio correlate with price movements of the stock index selected. Because the value of an index option depends upon movements in the level of the index rather than the price of a particular stock, the Fund’s ability to realize a gain from the purchase or writing of options on an index depends upon movements in the level of stock prices in the stock market generally or, in the case of certain indices, the level of stock prices in an industry or market segment, rather than movements in the price of a particular stock. Accordingly, successful use by the Fund of options on stock indices will be subject to the ability of the Fund’s investment adviser, SilverBay Capital Management LLC (the “Adviser”), to predict correctly movements in the direction of the stock market generally or of a particular industry or market segment. This requires different skills and techniques than predicting changes in the prices of individual stocks.

Other Derivatives. In addition to options on securities indices (described above) and the derivative instruments described under “Principal Investment Strategies & Methodology” in the Prospectus, the Fund may from time to time invest in a variety of other derivative instruments to seek maximum capital appreciation or for hedging purposes, such as swaptions, and structured-equity notes. A swaption is an option entitling one party to enter into a swap agreement with a counterparty. Structured-equity notes are specially designed investments whose principal payments or interest payments are linked to the value of an underlying equity asset. The Adviser reserves the right to utilize other derivative instruments as it deems appropriate and as new instruments are developed or regulatory changes occur. Derivative instruments may be subject to various types of risks, including market risk, liquidity risk, counterparty credit risk, legal risk and operations risk. For example:

●	the underlying investment or security might not perform in the manner that the Adviser expects it to perform, which could make an effort to hedge using derivatives unsuccessful;

●	the company issuing the derivative instrument may be unable to pay the amount due on the maturity of the instrument;

●	certain derivative investments held by the Fund may trade only in over-the-counter markets or not at all, and can be illiquid; and

●	derivatives may change rapidly in value because of their inherent leverage.

All of this can mean that the Fund’s net asset value may change more often and to a greater degree than it otherwise would. The Fund has no obligation to enter into any hedging transactions.

Repurchase Agreements. The Fund is expected to invest no more than 5% of its assets in repurchase agreements involving the types of securities eligible for purchase by the Fund.

Repurchase agreements, which may be viewed as a type of secured lending by the Fund, are agreements under which the Fund purchases securities from a bank that is a member of the Federal Reserve System, a foreign bank or a securities dealer that agrees to repurchase the securities from the Fund at a higher price on a designated future date. If the seller under a repurchase agreement becomes insolvent or otherwise fails to repurchase the securities, the Fund would have the right to sell the securities. This right, however, may be restricted, or the value of the securities may decline before the securities can be liquidated. In the event of the commencement of bankruptcy or insolvency proceedings with respect to the seller of the securities before the repurchase of the securities under a repurchase agreement is accomplished, the Fund may encounter a delay and incur costs, including a decline in the value of the securities, before being able to sell the securities. Repurchase agreements that are subject to foreign law may not enjoy protections comparable to those provided to certain repurchase agreements under U.S. bankruptcy law, and they therefore may involve greater risks.

The Fund has adopted specific policies designed to minimize certain of the risks of loss associated with repurchase agreements. These procedures include a requirement that the Adviser effect repurchase transactions only with large, well-capitalized U.S. financial institutions approved by it as creditworthy based upon periodic review. In addition, the value of the collateral underlying the repurchase agreement, which will be held by the Fund’s custodian on behalf of the Fund, will always be at least equal to the repurchase price, including any accrued interest on the repurchase agreement. In the event of a default or bankruptcy by a selling financial institution, the Fund will seek to liquidate such collateral. However, the exercise of the Fund’s right to liquidate such collateral could involve certain costs or delays and, to the extent that proceeds from any sale upon a default of the obligation to repurchase were less than the repurchase price, the Fund could suffer a loss.

Reverse Repurchase Agreements. The Fund may enter into reverse repurchase agreements, which involve the sale of securities with the simultaneous agreement to repurchase the securities at an agreed-upon price (reflecting a market rate of interest) on a specific date. These transactions involve a risk that the other party to a reverse repurchase agreement will be unable or unwilling to complete the transaction as scheduled, which may result in losses to the Fund. Reverse repurchase transactions are a form of leverage that may increase the volatility of the Fund’s investment portfolio. The Fund is expected to invest no more than 5% of its assets in reverse repurchase agreements. As with repurchase agreements, the Adviser will only effect reverse repurchase transactions with large, well-capitalized U.S. financial institutions approved by it as creditworthy based upon periodic review. These transactions will be subject to revised restrictions set forth in the New Derivatives/Short Sale Rule (as defined in the Prospectus). However, adherence to such rules is not required until August 19, 2022.

When-Issued and Forward Commitment Securities. The Fund may purchase securities on a “when-issued” basis and may purchase or sell securities on a “forward commitment” basis in order to hedge against anticipated changes in interest rates and prices. These transactions involve a commitment by the Fund to purchase or sell securities at a future date (ordinarily one or two months later). The price of the underlying securities, which is generally expressed in terms of yield, is fixed at the time the commitment is made, but delivery and payment for the securities takes place at a later date. No income accrues on securities that have been purchased pursuant to a forward commitment or on a when-issued basis prior to delivery to the Fund. When-issued securities and forward commitments may be sold prior to the settlement date. If the Fund disposes of the right to acquire a when-issued security prior to its acquisition or disposes of its right to deliver or receive against a forward commitment, it may incur a gain or loss. These transactions will be subject to the Fund’s limitation on indebtedness unless, at the time the Fund enters into such a transaction, a segregated account consisting of cash, debt securities issued or guaranteed by the U.S. Government or one of its agencies or instrumentalities (“U.S. Government Securities”) or liquid securities equal to the value of the when-issued or forward commitment securities is established and maintained. There is a risk that securities purchased on a when-issued basis may not be delivered and that the purchaser of securities sold by the Fund on a forward basis will not honor its purchase obligation. In these cases, the Fund may incur a loss.

Restricted and Illiquid Investments

Although the Fund invests primarily in publicly-traded securities, it may invest a portion of the value of its total assets in restricted securities and other investments that are illiquid. Restricted securities are securities that may not be sold to the public without an effective registration statement under the 1933 Act, or, if they are unregistered, may be sold only in a privately negotiated transaction or pursuant to an exemption from registration. In recognition of the increased size and liquidity of the institutional markets for unregistered securities and the importance of institutional investors in the formation of capital, the SEC has adopted Rule 144A under the 1933 Act, which is designed to further facilitate efficient trading among qualified institutional investors by permitting the sale of certain unregistered securities to qualified institutional buyers. To the extent privately placed securities held by the Fund qualify under Rule 144A, and an institutional market develops for those securities, the Fund likely will be able to dispose of those securities without registering them under the 1933 Act. If qualified institutional buyers become uninterested in purchasing these securities, investing in Rule 144A securities could have the effect of increasing the level of the Fund’s illiquidity. The Fund may adopt procedures under which certain Rule 144A securities will not be deemed to be illiquid, if certain criteria are satisfied with respect to those securities and the market therefor. Securities that are considered to be illiquid are not expected to exceed 15% of the Fund’s net assets (as determined at the time of investment). Foreign securities that can be freely sold in the markets in which they are principally traded are not considered by the Fund to be restricted or illiquid. Regulation S under the 1933 Act permits the sale abroad of securities that are not registered for sale in the United States. Repurchase agreements with maturities of more than seven days will be treated as illiquid.

When registration is required to sell a security, the Fund may be obligated to pay all or part of the registration expenses, and a considerable period may elapse between the decision to sell a security and the time the Fund may be permitted to sell that security under an effective registration statement. If, during such period, adverse market conditions were to develop, the Fund might obtain a less favorable price than that which prevailed when it decided to sell. Restricted securities for which no market exists and other illiquid investments are valued at fair value, as determined in accordance with procedures approved and periodically reviewed by the Fund’s board of trustees (the “Board,” and the members of the Board, the “Trustees”).

Investments in restricted securities and other illiquid investments involve the risk that the securities will not be able to be sold at the time desired by the Adviser or at prices approximating the value at which the Fund is carrying the securities. As a result, in determining the proportion of the value of its total assets that will be invested in restricted and other illiquid investments, the Fund will consider the need to maintain an adequate level of liquidity in its portfolio in order to fund the repurchase of shares from shareholders without unnecessarily adversely impacting the value of the Fund’s portfolio. (See “Principal Risk Factors — Private Company Securities” in the Prospectus.)

Investments in Distressed Companies and Restructurings

Though not currently anticipated by the Adviser, the Fund may invest in securities and private claims and obligations of domestic and foreign entities which are experiencing significant financial or business difficulties, such as non-performing and sub-performing loans, loan participations, claims held by trade or other creditors, partnership interests and similar financial instruments, most of which are not publicly traded and which may involve a substantial degree of risk. If the Fund makes such an investment, it may lose a substantial portion or all of its investment in a troubled loan or equity interest or may be required to accept cash or securities with a value less than their share of the investment. Among the risks inherent in investments in troubled entities is the fact that it frequently may be difficult for the Adviser to obtain information as to the true condition of such entities.

The Fund may make certain speculative purchases of financial instruments of companies that are involved in, or which the Adviser believes will be involved in, corporate restructurings, that it believes are undervalued because of an extraordinary event, or that are expected to undergo a change in value because of an expected occurrence. The Fund may also make concentrated investments in financial instruments of companies that may be or may become targets for takeovers. If the Fund purchases financial instruments in anticipation of an acquisition attempt or reorganization or with the intention to influence the management and policies of the issuer of the financial instruments, and an acquisition attempt or reorganization does not in fact occur or it is not able to so influence the issuer of the financial instruments, the Fund may sell the financial instruments at a material loss.

In most forms of corporate reorganization, there exists the risk that the reorganization either will be unsuccessful (for example, for failure to obtain requisite approvals), will be delayed (for example, until various liabilities, actual or contingent, have been satisfied) or will result in a distribution of cash or a new financial instrument the value of which will be less than the purchase price to the Fund of the financial instruments in respect of which such distribution was made.

INVESTMENT ADVISORY AND OTHER SERVICES

Subject to the supervision and control of the Board, the Adviser serves as the Fund’s investment adviser, pursuant to an investment advisory agreement (the “Advisory Agreement”). The Advisory Agreement was approved by the Board (including a majority of the Trustees who are not “interested persons” (as defined in the 1940 Act) of the Fund (the “Independent Trustees”)), at a meeting held in person on December 2, 2009, and approved on that date by the then sole shareholder of the Fund. The Advisory Agreement was amended and approved on November 20, 2014, reflecting a reduced base management fee.

The Adviser is responsible for: (i) developing and implementing the Fund’s investment program, (ii) managing the Fund’s investment portfolio and making all decisions regarding the purchase and sale of investments for the Fund, and (iii) providing various management and administrative services to the Fund. The Advisory Agreement provides that, in consideration for providing certain management services (provided by the Adviser or an affiliate) and administrative services (provided by the Adviser or an affiliate), the Adviser will be entitled to receive the management fee and incentive fee, as set forth under “Fees and Expenses” in the Prospectus and as described below. The management fee and incentive fee arrangements between the Fund and the Adviser were also approved in person by the Board (including a majority of the Independent Trustees), and approved on that date by the then sole shareholder of the Fund, on December 2, 2009.

Those certain management and administrative services provided by the Adviser (or an affiliate) include assisting the Fund in selecting, and monitoring the quality of services provided by, the Fund’s administrator, custodian, transfer agent, and other organizations that provide services to the Fund. In addition, the Adviser (or an affiliate) provides office space, facilities, equipment and other support services and personnel as necessary to operate the Fund. The Adviser is also responsible for providing additional management and administrative services as may reasonably be required in connection with the business affairs and operations of the Fund beyond those furnished by the Fund’s administrator.

The Advisory Agreement provides for indemnification by the Fund of the Adviser and its affiliates from any and all costs, losses, claims, damages or liabilities, joint or several, including reasonable attorneys’ fees and disbursements incurred by them resulting in any way from their performance or non-performance of their duties with respect to the Fund. Indemnification is only available to the extent the cost, loss, claim, damage or liability did not result from willful misfeasance, bad faith or gross negligence in the performance by the persons seeking indemnification of their duties, or the reckless disregard of their obligations and duties, under the Advisory Agreement.

The Advisory Agreement provides that it will continue in effect for two years and that, after the initial period of effectiveness, will continue in effect for successive annual periods, provided that such continuance is specifically approved at least annually by the vote of a majority of the Board who are not parties to the agreement or interested persons of any such party cast in person at a meeting called for the purpose of voting on such continuance, and either: (i) the vote of a majority of the outstanding shares of the Fund; or (ii) the vote of a majority of the full Board. The Advisory Agreement also provides that it may be terminated at any time, without the payment of any penalty, either by: (i) the Fund, by action of the Board or by vote of a majority of the outstanding shares of the Fund, on 60 days’ written notice; or (ii) the Adviser on 60 days’ written notice to the Fund. The Advisory Agreement will terminate immediately in the event of its “assignment” (as defined in the 1940 Act). A discussion regarding the basis for the Board’s approval of the Advisory Agreement and the factors the Board considered is available in the Fund’s annual report to shareholders for the period ended September 30, 2021.

In consideration of management services provided by the Adviser and for services provided by the Adviser or an affiliate for certain administrative services, the Fund pays the Adviser a monthly management fee computed at the annual rate of 1.50% of the Fund’s average daily net assets (the “Management Fee”), which is due and payable in arrears within five business days after the end of each month. This fee is accrued daily as an expense to be paid out of the Fund’s assets and will have the effect of reducing the net asset value of the Fund.

The Fund also pays the Adviser a performance-based incentive fee (the “Incentive Fee”) promptly after the end of each fiscal year of the Fund. The Incentive Fee is determined as of the end of the fiscal year in an amount equal to 20% of the amount by which the Fund’s net profits for all Fiscal Periods (as defined below) ending within or coterminous with the close of such fiscal year exceed the balance of the loss carryforward account (as described below), without duplication for any Incentive Fees paid during such fiscal year. The Fund also pays the Adviser the Incentive Fee in the event a Fiscal Period is triggered in connection with a share repurchase offer by the Fund, as described below. For purposes of calculating the Incentive Fee, net profits means the amount by which: (a) the net assets of the Fund as of the end of a Fiscal Period, increased by the dollar amount of shares of the Fund repurchased during the Fiscal Period (excluding shares to be repurchased as of the last day of the Fiscal Period after determination of the Incentive Fee) and by the amount of dividends and other distributions paid to shareholders during the Fiscal Period and not reinvested in additional shares (excluding any dividends and other distributions to be paid as of the last day of the Fiscal Period), exceeds (b) the net assets of the Fund as of the beginning of the Fiscal Period, increased by the dollar amount of shares of the Fund issued during the Fiscal Period (excluding any shares issued in connection with the reinvestment of dividends and other distributions paid by the Fund). Net assets means the total value of all assets of the Fund, less an amount equal to all accrued debts, liabilities and obligations of the Fund, determined in accordance with the valuation and accounting policies and procedures of the Fund. “Fiscal Period” means each twelve month period ending on the Fund’s fiscal year-end (or such other period ending on the Fund’s fiscal year-end in the event the Fund’s fiscal year is changed), provided that whenever the Fund conducts a share repurchase offer, the period of time from the last Fiscal Period-end through the effective date of the repurchase offer also constitutes a Fiscal Period. Upon termination of the Advisory Agreement, the Fund will pay the Incentive Fee to the Adviser as if the date of effectiveness of such termination is the end of the Fund’s fiscal year.

In the event that an Incentive Fee is payable with respect to a Fiscal Period that is not the Fund’s fiscal year-end due to the Fund’s share repurchases, the Incentive Fee will be determined as if the end of such Fiscal Period were the end of the Fund’s fiscal year, and only that portion of the Incentive Fee that is proportional to the Fund’s assets paid in respect of such share repurchases (not taking into account any proceeds from any contemporaneous issuance of shares of the Fund, by reinvestment of dividends and other distributions or otherwise) will be paid to the Adviser for such Fiscal Period. Since the Fund operates as an interval fund under Rule 23c-3 of the 1940 Act and conducts repurchase offers every fiscal quarter, Fiscal Periods could be triggered (and therefore, a portion of the Incentive Fee would be payable to the Adviser) up to four times each fiscal year.

The Incentive Fee is calculated and accrued daily as an expense of the Fund (as if each day is the end of the Fund’s fiscal year). The Adviser will be under no obligation to repay any Incentive Fee or portion thereof previously paid to it by the Fund. Thus, the payment of an Incentive Fee for a Fiscal Period will not be reversed by the subsequent decline in assets of the Fund in any subsequent Fiscal Period.

The Incentive Fee will be payable for a Fiscal Period only if there is no positive balance in the Fund’s loss carryforward account. The loss carryforward account is an account that will have an initial balance of zero upon commencement of the Fund’s operations and, thereafter, will be credited as of the end of each Fiscal Period with the amount of any net loss of the Fund for that Fiscal Period and will be debited with the amount of any net profits of the Fund for that Fiscal Period, as applicable (provided, however, that the debiting of net profits may only reduce a positive balance in the loss carryforward account and may not reduce the balance of the loss carryforward account below zero). This is sometimes known as a “high water mark.” The balance of the loss carryforward account, if any, will be subject to a proportionate reduction as of the day following: (i) the payment by the Fund of any dividend or other distribution to shareholders (unless the full amount thereof is reinvested in shares of the Fund); and (ii) any repurchase by the Fund of its shares.

The total dollar amounts paid to the Adviser by the Fund under the Advisory Agreement for fiscal years 2021, 2020 and 2019 were $179,212,079, $693,149,023, and $141,229,595, respectively.

MANAGEMENT OF THE FUND

The Board has overall responsibility for the management and supervision of the operations of the Fund and has approved the Fund’s investment program. It exercises similar powers, authority and responsibilities on behalf of the Fund as are customarily exercised by the board of directors of a registered investment company organized as a corporation, and has complete and exclusive authority to oversee and to establish policies regarding the management, conduct and operation of the Fund’s business. The Board also oversees the Fund’s risk management processes, primarily through the functions (described below) performed by the Audit Committee. The Trustees will not contribute to the capital of the Fund in their capacity as Trustees, but may subscribe for shares, subject to the eligibility requirements described in the Prospectus.

Gregory D. Jakubowsky, the president and principal executive officer of the Fund and the Chief Operating Officer of Alkeon Capital Management, LLC (“Alkeon”) (the sole member of the Adviser), serves as chairman of the Board (the “Chairman”). Although he is an “interested person” of the Fund, as defined by the 1940 Act, the Board believes that by having the Fund’s principal executive officer serve as Chairman, it can more effectively conduct the regular business of the Fund and that through its regularly-scheduled executive sessions, the Independent Trustees have an adequate opportunity to serve as an independent, effective check on management and to protect shareholders’ interests. Furthermore, as summarized below, the Board has two committees performing critical functions for the Fund’s governance and operations: the Audit Committee and the Nominating Committee, both of which are comprised exclusively of Independent Trustees. Although the Fund does not have a “lead” Independent Trustee, the Board believes that adequate independent leadership is present given the relatively small size of the Board (66⅔% of which is represented by Independent Trustees) and that each of the Fund’s critical committees of the Board (Audit and Nominating) is chaired by an Independent Trustee.

The identity of the Trustees, and brief biographical information regarding each Trustee, is set forth below.

Independent Trustees
Name and Year of Birth	Position(s) with the Fund	Term of Office and Length of Time Served	Principal Occupation(s) During Past 5 Years	Number of Portfolios in Fund Complex* Overseen by Trustee	Other Trusteeships/Directorships Held by Trustee
William F. Murphy 1958	Trustee	Indefinite/Since Inception	Real estate agent (residential real estate, 2015 to 2020). Previously, Mr. Murphy was a senior executive in the derivatives trading group of an international investment bank.	One	None

Jorge Orvananos 1968	Trustee	Indefinite/Since Inception	President, GFR Signals, LLC (financial advisory firm, 2011 to Present). Previously, Mr. Orvananos was an investment analyst at a financial advisory firm.	One	None

The address of each Independent Trustee is 350 Madison Avenue, 20th Floor, New York, New York 10017.

* “Fund Complex” means two or more registered investment companies that hold themselves out to investors as related companies for purposes of investment and investor services, or that have a common investment adviser or have an investment adviser that is an affiliated person of the investment adviser of any of the other registered investment companies.

Interested Trustees*
Name and Year of Birth	Position(s) with the Fund	Term of Office and Length of Time Served	Principal Occupation(s) During Past 5 Years	Number of Portfolios in Fund Complex Overseen by Trustee	Other Trusteeships/Directorships Held by Trustee
Gregory D. Jakubowsky 1972	Trustee, President and Principal Executive Officer	Indefinite/Since Inception	Chief Operating Officer, Alkeon Capital Management, LLC (investment management firm, 2002 to Present); Chief Executive Officer, Breakwater Group Distribution Services, LLC (broker-dealer, 2015 to Present).	One	None

* “Interested person” of the Fund or the Adviser, as defined by the 1940 Act. Mr. Jakubowsky is an interested person of the Fund due to his position as an officer of the Fund.

Each of the Trustees was elected to the Board by the Adviser as the then sole shareholder of the Fund.

The Trustees serve on the Board for terms of indefinite duration. Except as required by the 1940 Act, Trustees need not be elected by shareholders. Each Trustee shall serve during the continued lifetime of the Trust until he/she dies, resigns, is declared bankrupt or incompetent by a court of appropriate jurisdiction, or is removed, or, if sooner, until the next meeting of shareholders called for the purpose of electing Trustees and until the election and qualification of his/her successor. Any Trustee may resign at any time by written instrument signed by him/her and delivered to any officer of the Trust or to a meeting of the Trustees. The Board, by action of a majority of the then remaining Trustees at a duly constituted meeting, may fill vacancies in the Board or remove Trustees with or without cause; except that a vacancy shall be filled only by a person elected by shareholders if required by the 1940 Act. Any Trustee may be removed at any meeting of shareholders by a vote of two-thirds of the outstanding shares of the Trust. A meeting of shareholders for the purpose of electing or removing one or more Trustees may be called (i) by the Trustees upon their own vote, or (ii) upon the demand of a shareholder or shareholders owning shares representing 10% or more of all votes entitled to be cast by outstanding shares.

The following table sets forth certain information regarding the compensation received by the Independent Trustees from the Fund for the fiscal year ended September 30, 2021. No compensation is paid by the Fund to Trustees who are “interested persons” (as defined by the 1940 Act) of the Fund or the Adviser.

Compensation Table

Name of Trustee	Aggregate Compensation from Fund	Pension or Retirement Benefits Accrued as Part of Fund Expenses	Estimated Annual Benefits Upon Retirement	Total Compensation from the Fund and the Fund Complex(1)
William F. Murphy	$57,500	0	0	$57,500

Jorge Orvananos	$57,500	0	0	$57,500

(1)	Information in the Compensation Table is for the fiscal year ended September 30, 2021. There are currently no other funds in the Fund Complex.

The Independent Trustees are reimbursed by the Fund for their reasonable out-of-pocket expenses. The Trustees do not receive any pension or retirement benefits from the Fund.

Board Committees

The Board has formed an Audit Committee consisting of the Independent Trustees of the Fund. The primary duties of the Audit Committee are: (i) to recommend to the full Board and to approve the independent registered public accounting firm to be retained by the Fund each fiscal year; (ii) to meet with the Fund’s independent registered public accounting firm as the Audit Committee deems necessary; (iii) to review and approve the fees charged by the registered public accounting firm for audit and non-audit services; (iv) to oversee the Fund’s risk management processes by, among other things, meeting with the Fund’s auditors and overseeing the Fund’s disclosure controls and procedures (including the Fund’s internal controls over financial reporting); and (v) to report to the full Board on a regular basis and to make recommendations with respect to the above and other matters as the Audit Committee may deem necessary or appropriate. The Board has adopted a written charter for the Audit Committee. During the fiscal year ended September 30, 2021, the Audit Committee held three meetings.

The Board has also formed a Nominating Committee comprised of the Independent Trustees to which the discretion to select and nominate candidates to serve as Independent Trustees has been committed. While the Nominating Committee is solely responsible for the selection and nomination of the Fund’s Independent Trustees, the Nominating Committee may consider nominations for the office of Independent Trustee made by investors in the Fund or by Fund management as it deems appropriate. Shareholders who wish to recommend a nominee should send nominations (that include biographical information and set forth the qualifications of the proposed nominee) to ACAP Strategic Fund, 350 Madison Avenue, 20th Floor, New York, New York, 10017. During the fiscal year ended September 30, 2021, the Nominating Committee held no meetings.

Although the Board does not have a formal diversity policy, the Board endeavors to comprise itself of members with a broad mix of professional and personal backgrounds. The Independent Trustees have, through their annual self-assessment process, expressed their satisfaction with the current composition of the Board and, in this regard, accorded particular weight to the individual professional and personal background of each Trustee, as set forth in the biographies included in the table contained in “Management of the Fund—Independent Trustees”, which was the basis for their selection to the Board. The Independent Trustees also considered that Mr. Jakubowsky is not an Independent Trustee, but recognized that he is a senior officer of Alkeon (the sole member of the Adviser) and serves as a principal officer of the Fund, and, as such, helps foster the Board’s direct access to information regarding the Adviser and the Fund. In considering the candidacy of a prospective Independent Trustee, the Nominating Committee and the Board would take into account a variety of factors, including each nominee’s professional background and experience.

Equity Securities Owned by Trustees

As of the end of the most recently completed calendar year, none of the Trustees own shares of the Fund or in any other registered investment company overseen by the Trustees within the same Fund complex. As of the end of the most recently completed calendar year, the Independent Trustees, and their immediate family members, did not beneficially own or own of record securities in the Adviser, the Adviser’s sole member, Alkeon, Breakwater Group Distribution Services, LLC or any persons (other than registered investment companies) directly or indirectly controlling, controlled by or under common control with the Adviser.

Fund Officers

In accordance with the Fund’s amended and restated declaration of trust, the Board has selected the following persons to serve as officers of the Fund:

Officers
Name and Year of Birth	Position(s) with the Fund	Term of Office and Length of Time Served	Principal Occupation(s) During Past 5 Years	Number of Portfolios in Fund Complex Overseen
Gregory D. Jakubowsky 1972	Trustee, President and Principal Executive Officer	Indefinite/Since Inception	Chief Operating Officer, Alkeon Capital Management, LLC (investment management firm, 2002 to Present); Chief Executive Officer, Breakwater Group Distribution Services, LLC (broker-dealer, 2015 to Present).	One

George Mykoniatis 1970	Treasurer and Principal Financial Officer	Indefinite/Since Inception	Chief Financial Officer, Alkeon Capital Management, LLC (investment management firm, 2002 to Present); ; Principal, Breakwater Group Distribution Services, LLC (broker-dealer, 2015 to Present).	One

Jennifer Shufro 1975	Chief Compliance Officer, Chief Legal Officer, Vice President and Secretary	Indefinite/Since March 2015

Managing Director, Alkeon Capital Management, LLC (investment management firm, 2012 to Present); Chief Compliance Officer, SilverBay Capital Management LLC (investment management firm, 2015 to Present).

One

The address of each Officer is 350 Madison Avenue, 20th Floor, New York, New York 10017.

PORTFOLIO MANAGER

The following table provides information regarding accounts other than the Fund managed by the Fund’s principal portfolio manager, Mr. Panayotis (“Takis”) Sparaggis (the “Portfolio Manager”), as of September 30, 2021:

Registered Investment Companies Managed by the Portfolio Manager
Number Total	Total Assets	Number with Performance Based Fees	Total Assets with Performance-Based Fees
1	$3,571,166,390	1	$3,571,166,390

Pooled Investment Vehicles Managed by the Portfolio Manager
Number Total	Total Assets	Number with Performance Based Fees	Total Assets with Performance-Based Fees
10	$12,805,195,133	10	$12,805,195,133

Other Accounts Managed by the Portfolio Manager
Number Total	Total Assets	Number with Performance Based Fees	Total Assets with Performance-Based Fees
-	-	-	-

Portfolio Manager Compensation

Mr. Sparaggis’ compensation consists of periodic draws and the income from the profits of Alkeon, the sole member of the Adviser, derived by him as its controlling principal. The level of Alkeon’s profitability in turn is dependent on the advisory fees and performance fees and allocations received from the Fund and other advisory clients.

Securities Ownership of Portfolio Managers

As of September 30, 2021, the Portfolio Manager did not own directly any shares of the Fund. (This does not take into account the Portfolio Manager’s position as controlling principal of the Adviser’s sole member.)

Control Persons and Principal Holders of Securities

Control Persons

A control person is a person who owns, either directly or indirectly, beneficially more than 25% of the voting securities of a company. As of January 7, 2022, the Fund did not know of any person or entity who “controlled” the Fund or who owns of record or beneficially 5% or more of any class of the Fund’s shares as of that date.

Management Ownership

As of the date of this SAI, the Trustees and officers as a group owned an aggregate of less than 1% of the outstanding shares of the Fund, and none of the Independent Trustees or any of their immediate family members owned beneficially or of record any securities in the Adviser.

TAX ASPECTS

The following is a general summary of certain material anticipated U.S. federal income tax consequences of the purchase, ownership and disposition of shares of the Fund. The discussion is based upon the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations, court decisions, published positions of the Internal Revenue Service (“IRS”) and other applicable authorities, all as in effect on the date hereof and all of which are subject to change or differing interpretations (possibly with retroactive effect). The discussion is limited to U.S. persons who hold shares of the Fund as capital assets for federal income tax purposes. This summary does not address all of the federal income tax consequences that may be relevant to a particular shareholder or to shareholders who may be subject to special treatment under federal income tax laws. No ruling has been or will be obtained from the IRS regarding any matter relating to the shares. No assurance can be given that the IRS would not assert a position contrary to any of the tax aspects described below. The discussions set forth here and in the Prospectus do not constitute tax advice. Shareholders must consult their own tax advisers as to the federal income tax consequences of the purchase, ownership and disposition of shares of the Fund, as well as the effects of state, local and non-U.S. tax laws.

Federal Income Taxation of the Fund

The Fund has elected, and intends to qualify each year, to be treated as a regulated investment company (“RIC”) under Subchapter M of the Code. To qualify as a RIC, the Fund must comply with certain requirements relating to, among other things, the sources of its income (the “Gross Income Requirement”) and diversification of its assets (the “Diversification Requirement”). If the Fund so qualifies and distributes each year to its shareholders at least 90% of its investment company taxable income (generally including ordinary income and net short-term capital gain, but not net capital gain, which is the excess of net long-term capital gain over net short-term capital loss) and meets certain other requirements, it will not be required to pay federal income taxes on any income it distributes to shareholders. The Fund intends to distribute at least the minimum amount necessary to satisfy the 90% distribution requirement. The Fund will not be subject to federal income tax on any net capital gain distributed to shareholders.

If the Fund retains any net capital gains for reinvestment, it may elect to treat such capital gains as having been distributed to its shareholders. If the Fund makes such an election, each shareholder will be required to report its share of such undistributed net capital gain as long-term capital gain and will be entitled to claim its share of the U.S. federal income taxes paid by the Fund on such undistributed net capital gain as a credit against its own U.S. federal income tax liability, if any, and to claim a refund on a properly-filed U.S. federal income tax return to the extent that the credit exceeds such liability. In addition, each shareholder will be entitled to increase the adjusted tax basis of its shares by the difference between its share of such undistributed net capital gain and the related credit. There can be no assurance that the Fund will make this election if it retains all or a portion of its net capital gain for a taxable year.

To avoid a nondeductible 4% federal excise tax, the Fund will be required to distribute by December 31 of each year at least an amount equal to the sum of (i) 98% of its ordinary income for such year, (ii) 98.2% of its capital gain net income (which generally is computed on the basis of the one-year period ending on October 31st of such year), and (iii) any amounts that were not distributed in previous taxable years on which the Fund paid no U.S. federal income tax. For purposes of the excise tax, any ordinary income or capital gain net income retained by, and subject to federal income tax in the hands of, the Fund will be treated as having been distributed.

The Diversification Requirement requires the Fund to diversify its holdings so that at the end of each quarter of the taxable year:

●	at least 50% of the value of the Fund’s total assets consists of cash, cash equivalents, U.S. government securities, securities of other RICs and other securities representing, in respect of any one issuer, no more than 5% of the value of the Fund’s assets and no more than 10% of the outstanding voting securities of such issuer; and

●	no more than 25% of the value of the total assets of the Fund is invested in (i) the securities of any one issuer, other than U.S. government securities or securities of other RICs, (ii) the securities of any two or more issuers that are controlled, as determined under applicable tax rules, by the Fund and that are engaged in the same or similar or related trades or businesses, or (iii) securities of qualified publicly traded partnerships.

If the Fund failed to qualify as a RIC or failed to satisfy the 90% distribution requirement in any taxable year, the Fund may be taxed as an ordinary corporation on its taxable income (even if such income were distributed to its shareholders) and all distributions out of earnings and profits would be taxed to shareholders at the rates then applicable to dividend income. In addition, the Fund could be required to recognize unrealized gains, pay taxes and make distributions (which could be subject to interest charges) before requalifying for taxation as a RIC.

As an alternative, there is a remedy for a failure of the Diversification Requirement, if the failure was due to reasonable cause and not willful neglect, subject to certain divestiture and procedural requirements and the payment of a tax. There is also a de minimis exception to a potential failure of the Diversification Requirement that would require corrective action but no tax payment. In addition, a failure of the Gross Income Requirement can be remedied, if the failure was due to reasonable cause and not willful neglect, subject to certain procedural requirements and the payment of a tax.

There is a possibility that the Fund may from time to time be considered under the Code to be a nonpublicly offered regulated investment company. Under Temporary Regulations, certain expenses of nonpublicly offered regulated investment companies, including advisory fees, may not be deductible by certain shareholders, generally including individuals and entities that compute their taxable income in the same manner as an individual (thus, for example, a qualified pension plan is not subject to this rule). Such a shareholder’s pro rata portion of the affected expenses will be treated as an additional dividend to the shareholder and will be deductible by such shareholder, subject to the 2% “floor” on miscellaneous itemized deductions and other limitations on itemized deductions set forth in the Code. No miscellaneous itemized deductions are allowed for any taxable year beginning after 2017 and before 2026. A “nonpublicly offered regulated investment company” is a RIC whose shares are neither (i) continuously offered pursuant to a public offering, (ii) regularly traded on an established securities market nor (iii) held by at least 500 persons at all times during the taxable year.

Nature of the Fund’s Investments

Certain of the Fund’s investment practices are subject to special and complex federal income tax provisions that may, among other things, (i) disallow, suspend or otherwise limit the allowance of certain losses or deductions, (ii) convert lower taxed long-term capital gain and qualified dividend income into higher taxed short-term capital gain or ordinary income, (iii) convert an ordinary loss or a deduction into a capital loss (the deductibility of which is more limited), (iv) cause the Fund to recognize income or gain without a corresponding receipt of cash, (v) adversely affect the timing as to when a purchase or sale of stock or securities is deemed to occur and (vi) adversely alter the characterization of certain complex financial transactions. An investment by the Fund in a “passive foreign investment company” may result in additional taxes as well as potentially causing the Fund to recognize income in advance of receiving cash payments.

Income from investments in foreign securities received by the Fund may be subject to income, withholding or other taxes imposed by foreign countries and United States possessions. Such taxes will not be deductible or creditable by shareholders. Tax conventions between certain countries and the United States may reduce or eliminate such taxes.

Certain foreign currency gains and losses attributable to currency exchange rate fluctuations are treated as ordinary income or loss. Such income (or loss) may increase (or decrease) the Fund’s income available for distribution.

Distributions to Shareholders

Distributions of the Fund’s investment company taxable income are, except as described below, taxable to shareholders as ordinary income to the extent of the Fund’s earnings and profits. Distributions of the Fund’s net capital gain as capital gain dividends, if any, are taxable to shareholders as long-term capital gains regardless of the length of time shares of the Fund have been held by such shareholders. Distributions in excess of the Fund’s current and accumulated earnings and profits will first reduce the adjusted tax basis of a holder’s shares and, after such adjusted tax basis is reduced to zero, will constitute long-term or short-term capital gains to such holder, depending on the holder’s holding period in the shares.

The federal income tax rates generally are reduced to 20% (lower rates apply for individuals in lower tax brackets) on (1) long-term capital gains received by individuals and (2) “qualified dividend income” received by individuals from certain domestic and foreign corporations. Fund shareholders, as well as the Fund itself, must satisfy certain holding period and other requirements in order for the reduced rates to apply. Because the Fund intends to invest primarily in equity securities, a portion of the ordinary income dividends paid by the Fund should be eligible for the reduced rate applicable to “qualified dividend income.” No assurance can be given as to what percentage of the ordinary income dividends, if any, will consist of “qualified dividend income.” To the extent that distributions from the Fund are designated as capital gain dividends, such distributions will be eligible for the reduced rates applicable to long-term capital gains. Distributions are taxable, as described above, whether received in cash or reinvested in the Fund. The Fund will inform shareholders of the source and tax status of all distributions promptly after the distribution is made, which typically occurs at the end of November.

Sale of Shares

A shareholder will recognize a gain or loss on the sale of shares (other than a repurchase as described below) equal to the difference between the shareholder’s adjusted tax basis (which will include any sales load paid by such shareholder to a Selling Agent) in the shares sold and the amount received. Generally, any such gain or loss will be considered capital gain or loss if the shares are held as capital assets and generally will be treated as a long-term capital gain or loss if the shares have been held for more than one year. Any loss realized on a sale or exchange will be disallowed to the extent the shares disposed of are replaced within a period of 61 days beginning 30 days before and ending 30 days after the shares are disposed of, such as pursuant to the Fund’s automatic reinvestment plan. In such a case, the tax basis of the shares acquired will be adjusted to reflect the disallowed loss. Any loss realized by a shareholder on the sale or exchange of Fund shares held by a shareholder for six months or less will be treated for federal income tax purposes as a long-term capital loss to the extent of any distributions of long-term capital gains received by the shareholder with respect to such shares and the amount of any undistributed capital gain of the Fund required to be included in the income of the shareholder with respect to such shares.

Exchange of Shares

The exchange of shares of one class of shares of the Fund for shares of another class of shares of the Fund will generally not be a taxable event for U.S. federal income tax purposes.

Tax on Net Investment Income

Individuals, estates and trusts are subject to a tax of 3.8% on “net investment income” (or undistributed “net investment income”, in the case of estates and trusts) for a taxable year, with such tax applying to the lesser of such income or the excess of such person’s adjusted gross income (with certain adjustments) over a specified amount.* Net investment income includes net income from interest, dividends, annuities, royalties and rents and net gain attributable to the disposition of investment property. It is anticipated that net income and gain attributable to an investment in the Fund will be included in a shareholder’s “net investment income” subject to this tax.

Repurchase of Shares

The repurchase of shares by the Fund generally will be a taxable transaction for federal income tax purposes, either as a sale or exchange or, under certain circumstances, as a dividend. A repurchase of shares generally will be treated as a sale or exchange if the receipt of cash by the shareholder results in a “complete redemption” of the shareholder’s interest in the Fund or is “substantially disproportionate” or “not essentially equivalent to a dividend” with respect to the shareholder. In determining whether any of these tests have been met, shares actually owned and shares considered to be owned by the shareholder by reason of certain constructive ownership rules generally must be taken into account. If any of the tests for sale or exchange treatment is met, a shareholder will generally recognize gain or loss on a repurchase equal to the difference between the amount of cash received by the shareholder and the adjusted tax basis of the shares repurchased. If such shares are held as a capital asset, the gain or loss will be a capital gain or loss. (See the discussion above under “Sale of Shares.”)

If none of the tests for sale or exchange treatment is met, the amount received by a shareholder on a repurchase of shares will be taxable to the shareholder as a dividend to the extent of such shareholder’s allocable share of the Fund’s current and accumulated earnings and profits. The excess of such amount received over the portion that is taxable as a dividend would constitute a non-taxable return of capital (to the extent of the shareholder’s adjusted tax basis in the shares repurchased), and any amount in excess of the shareholder’s adjusted tax basis would constitute taxable gain. Any remaining tax basis in the shares repurchased by the Fund will be transferred to any remaining shares held by such shareholder. In addition, if the Fund were treated as a nonpublicly offered regulated investment company, then if a repurchase of shares is treated as a dividend to a tendering shareholder, a constructive dividend may result to a non-tendering shareholder whose proportionate interest in the earnings and assets of the Fund has been increased by such repurchase.

Backup Withholding

The Fund may be required to withhold federal income tax at the rate of 28% (24% for taxable years 2018 through 2025) on all taxable distributions payable to non-corporate shareholders. This tax may be withheld from dividends if (i) the shareholder fails to properly furnish the Fund with its correct taxpayer identification number, (ii) the IRS notifies the Fund that the shareholder has failed to properly report certain interest and dividend income to the IRS and to respond to notices to that effect or (iii) when required to do so, the shareholder fails to certify that he or she is not subject to backup withholding. Gross proceeds from the sale of shares may be subject to backup withholding under the circumstances described in (i) above.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from payments made to a shareholder may be refunded or credited against such shareholder’s United States federal income tax liability, if any, provided that the required information is furnished to the IRS on a timely basis.

Information Reporting

The amount of dividends, capital gain dividends and gross proceeds paid to each shareholder and the amount, if any, of tax withheld pursuant to backup withholding rules with respect to such amounts will be reported annually to the IRS and to each shareholder.

Basis information for shares purchased on or after January 1, 2012, and repurchased on or after that date will be reported to the IRS and furnished to shareholders. In addition to reporting the gross proceeds from the repurchase of shares, the basis information for such shares will be reported, as well as whether they had a short-term or long-term holding period. The Fund will permit shareholders to elect from among several acceptable basis methods, including the average basis method. In the absence of an election, the average basis method will be used as the default basis method. Shareholders should consult with their tax advisers to determine the best basis method for their tax situation and to obtain more information about how the basis reporting requirements apply to them.

* The amount is $250,000 for married individuals filing jointly, $125,000 for married individuals filing separately, $200,000 for other individuals and the dollar amount at which the highest income tax bracket for estates and trusts begins.

Tax Shelter Reporting

If a shareholder recognizes a loss with respect to shares of $2 million or more for a non-corporate shareholder or $10 million or more for a corporate shareholder in any single taxable year (or in excess of certain greater amounts over a combination of years), the shareholder must file with the IRS a disclosure statement on Form 8886. Direct shareholders of portfolio securities are in many cases excepted from this reporting requirement, but under current guidance, shareholders of a RIC are not excepted. The fact that a loss is reportable under these regulations does not affect the legal determination of whether the taxpayer’s treatment of the loss is proper. Shareholders should consult their tax advisors to determine the applicability of these regulations in light of their individual circumstances.

PROXY VOTING POLICIES AND PROCEDURES

The Board has delegated the responsibility for voting proxies relating to portfolio securities held by the Fund to the Adviser as part of the Adviser’s management of the Fund pursuant to the Advisory Agreement. The Adviser has adopted proxy voting policies and procedures to ensure that it votes proxies in a manner that serves the best interests of its clients, including the Fund. The following is a summary of the Adviser’s proxy voting policies and procedures.

The Adviser has entered into an agreement with Institutional Shareholder Services Inc. (“ISS”), an independent third party, for ISS to provide the Adviser with its research and recommendations on proxies and to facilitate the electronic voting of proxies. The Adviser has adopted ISS’s proxy voting policies and procedures (the “ISS Policies”) in order to ensure that it votes proxies in the best interests of its clients. The Adviser has instructed ISS to vote all proxies in accordance with the ISS Policies, unless instructed by the Adviser to vote otherwise.

The Adviser instructs each custodian for its client accounts (including the Fund) to deliver to ISS all proxy solicitation materials that the custodian receives for that client account. The Adviser (or its designee, which may include an administrator to a client account) provides to ISS a listing of securities held “long” in each client account as of the 15th and last day of each month to enable ISS to use reasonable efforts to confirm that ISS has received all proxy solicitation materials concerning such securities.

The Adviser, through ISS, will vote proxies on behalf of client accounts. ISS evaluates all proxy solicitation material and other facts it deems relevant and may seek additional information from the party soliciting the proxy and independent corroboration of such information when ISS considers it appropriate and when it is reasonably available. The Adviser has instructed ISS to make voting decisions on behalf of each client account based on the proxy voting guidelines that ISS provides to the Adviser, subject to certain exceptions in the event of conflicts of interests. The Adviser may override ISS’s voting decisions if the Adviser deems it in the best interests of the client account. The Adviser has instructed ISS to use reasonable efforts to respond to each proxy solicitation by the deadline for such response.

Information regarding how the Fund voted proxies relating to portfolio securities during the most recent twelve month period ended June 30 will be reported on Form N-PX and be made available no later than August 31 of each year. Such information can be obtained (i) without charge, upon request, by calling the Fund at (212) 716-6840 and (ii) at the SEC’s website at http://www.sec.gov.

Due to the size and nature of the Adviser’s operations and the Adviser’s limited affiliations in the securities industry, the Adviser does not expect that material conflicts of interest will arise between the Adviser and a client account over proxy voting. The Adviser recognizes, however, that such conflicts may arise from time to time, such as, for example, when the Adviser or one of its affiliates has a business arrangement that could be affected by the outcome of a proxy vote or has a personal or business relationship with a person seeking appointment or re-appointment as a director of a company. Notwithstanding the possibility of such a material conflict arising, the Adviser believes that it places the interests of client accounts ahead of the Adviser’s own interests by following ISS’ recommendations in such circumstances (unless directed otherwise by a client).

GENERAL INFORMATION

Independent Registered Public Accounting Firm

Grant Thornton LLP, located at principal business address Two Commerce Square, 2001 Market Street, Suite 700 Philadelphia, PA 19103, serves as the Fund’s independent registered public accounting firm, providing audit and tax services.

FINANCIAL STATEMENTS

Appendix A to this SAI provides financial information regarding the Fund. The Fund’s financial statements for the fiscal year ended September 30, 2021 have been audited by Grant Thornton LLP.

Appendix A

ACAP Strategic Fund

Financial Statements

For the Year Ended September 30, 2021

Appendix A

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	Grant Thornton LLP
Two Commerce Square 2001 Market Street, Suite 700 Philadelphia, PA 19103

D +1 215 561 4200 F +1 215 561 1066

Board of Trustees and Shareholders
ACAP Strategic Fund

Opinion on the financial statements

We have audited the accompanying statement of assets and liabilities of ACAP Strategic Fund (a Delaware statutory trust) (the “Fund”) including the schedules of investments, purchased options, securities sold, not yet purchased, written options, and swap contracts as of September 30, 2021, the related statements of operations and cash flows for the year then ended, the statement of changes in net assets for each of the two years in the period then ended, and the financial highlights for each of the five years in the period then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Fund as of September 30, 2021 and the results of its operations and its cash flows for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the five years in the period then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for opinion

These financial statements are the responsibility of the Fund’s management. Our responsibility is to express an opinion on the Fund’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Fund in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Fund is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Fund’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of September 30, 2021 by correspondence with the custodian and brokers. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

We have served as the Fund’s auditor since 2009.

Philadelphia, Pennsylvania
November 19, 2021

Grant Thornton LLP is the U.S. member firm of Grant Thornton International Ltd (GTIL). GTIL and each of its member firms are separate legal entities and are not a worldwide partnership.

Appendix A

ACAP STRATEGIC FUND

STATEMENT OF ASSETS AND LIABILITIES

September 30, 2021
Assets
Investments in securities of unaffiliated issuers, at fair value (cost $9,945,509,090)	$14,254,267,543
Purchased options, at fair value (cost $783,137,548)	558,063,538
Unrealized appreciation on total return swap contracts	409,333,640
Receivable for investment securities sold	272,201,630
Cash collateral received for total return swap contracts	260,910,000
Deposits at brokers for securities sold, not yet purchased	244,047,807
Cash and cash equivalents (including restricted cash of $7,099,166, Euros of $6,739,735, with a cost of $6,792,664, Hong Kong Dollars of $6,245,240, with a cost of $6,256,573, and Japanese Yen of $13,356,344, with a cost of $13,424,410)	121,754,766
Due from brokers (Euros of $26,859,886, with a cost of $27,285,206, Hong Kong Dollars of $59,522,555, with a cost of $59,542,195, and Japanese Yen of $26,103,211, with a cost of $26,369,569)	112,485,652
Variation margin receivable	14,782,073
Dividends receivable	2,505,350
Interest receivable	1,188,022
Other assets	278,809
Total assets	16,251,818,830
Liabilities
Securities sold, not yet purchased, at fair value (proceeds $2,995,518,445)	2,981,777,077
Payable for investment securities purchased	431,954,392
Due to brokers (including British Pounds Sterling of $5,003, with a cost of $5,152)	275,697,076
Unrealized depreciation on total return swap contracts	133,641,567
Withdrawals payable	121,437,556
Written options, at fair value (premiums received $75,538,146)	54,971,665
Management fees payable	15,886,458
Distribution and shareholders servicing fees payable	6,151,573
Stock loan fee payable	5,279,424
Dividends payable on securities sold, not yet purchased	4,961,349
Administration fees payable	1,328,280
Professional fees payable	126,191
Due to custodian	2,757
Miscellaneous expenses payable	1,465,701
Total liabilities	4,034,681,066
Net Assets	$12,217,137,764
Net assets
Represented by:
Shares of beneficial interest at $0.001 par value; unlimited shares authorized	$533,012
Additional paid-in-capital	7,821,607,405
Total distributable earnings	4,394,997,347
Net Assets	$12,217,137,764

	Shares issued and outstanding	Net Asset Value per share	Net Assets
Class A	383,225,892	$24.72	$9,471,744,311
Class W	149,786,389	$18.33	$2,745,393,453

The accompanying notes are an integral part of these financial statements.

Appendix A

ACAP STRATEGIC FUND

SCHEDULE OF INVESTMENTS

Shares		September 30, 2021 Fair Value
	Investments in Securities—116.67%
	Common Stocks—112.56%
	Argentina—2.74%
	E-Commerce / Services—2.74%
199,507	MercadoLibre Inc * (a)	$335,052,056
	Total Argentina (cost $171,192,473)	$335,052,056

	Australia—1.73%
	Enterprise Software / Services—1.73%
539,347	Atlassian Corp PLC, Class A *	211,111,203
	Total Australia (cost $129,606,240)	$211,111,203

	Brazil—0.60%
	Finance - Investment Banker / Broker—0.60%
1,833,515	XP Inc, Class A *	73,652,298
	Total Brazil (cost $51,817,213)	$73,652,298

	Canada—1.71%
	Internet Application Software—1.71%
153,758	Shopify Inc, Class A *	208,462,021
	Total Canada (cost $82,875,574)	$208,462,021

	China—4.61%
	E-Commerce / Products—1.57%
354,509	Alibaba Group Holding Ltd ADR *	52,485,057
1,861,227	JD.com Inc ADR *	134,455,038
1,199,824	Yatsen Holding Ltd ADR *	4,571,329
		191,511,424
	E-Commerce / Services—0.75%
2,955,979	Trip.com Group Ltd ADR *	90,896,354
	Enterprise Software / Services—0.24%
8,394,903	Ming Yuan Cloud Group Holdings Ltd	29,116,580
	Entertainment Software—0.57%
381,129	Bilibili Inc ADR *	25,219,306
522,485	NetEase Inc ADR	44,620,219
		69,839,525
	Medical - Biomedical / Genetics—0.04%
805,340	Everest Medicines Ltd *	5,089,853
	Real Estate Management / Services—0.56%
3,765,458	KE Holdings Inc ADR *	68,757,263
	Retail - Drug Store—0.14%
1,819,700	JD Health International Inc *	17,554,992
	Schools—0.19%
11,145,175	New Oriental Education & Technology Group Inc ADR *	22,847,609
	Transport - Service—0.55%
4,410,125	Full Truck Alliance Co Ltd ADR *	67,607,216
	Total China (cost $563,389,730)	$563,220,816

The accompanying notes are an integral part of these financial statements.

Appendix A

ACAP STRATEGIC FUND

SCHEDULE OF INVESTMENTS (continued)

Shares		September 30, 2021 Fair Value
	Common Stocks (continued)
	France—4.39%
	Aerospace / Defense - Equipment—3.12%
1,587,204	Airbus SE *	$211,725,308
1,331,822	Safran SA	169,261,867
		380,987,175
	Apparel Manufacturers—0.25%
43,295	Kering SA	30,908,872
	Entertainment Software—0.11%
227,371	Ubisoft Entertainment SA *	13,670,983
	Textile - Apparel —0.91%
153,973	LVMH Moet Hennessy Louis Vuitton SE	110,654,990
	Total France (cost $473,482,900)	$536,222,020

	Germany—1.49%
	Aerospace / Defense—0.54%
290,240	MTU Aero Engines AG	65,727,411
	Athletic Footwear—0.95%
368,463	adidas AG	116,066,807
	Total Germany (cost $149,085,245)	$181,794,218

	Hong Kong—1.73%
	Internet Content - Information / Network—1.60%
6,172,000	Meituan, Class B *	195,514,917
	Retail - Drug Store—0.13%
10,916,000	Alibaba Health Information Technology Ltd *	15,705,163
	Total Hong Kong (cost $137,769,004)	$211,220,080

	Israel—0.23%
	Applications Software—0.23%
714,295	JFrog Ltd *	23,928,883
184,683	Riskified Ltd, Class A *	4,212,619
	Total Israel (cost $41,670,095)	$28,141,502

	Japan—3.32%
	Audio / Video Products—1.85%
2,022,600	Sony Group Corp	225,780,713
	Finance - Other Services—0.36%
1,785,838	Japan Exchange Group Inc	44,415,868
	Web Portals / ISP—1.11%
21,047,745	Z Holdings Corp	135,388,452
	Total Japan (cost $208,613,893)	$405,585,033

	Singapore —1.40%
	E-Commerce / Products—1.40%
536,345	Sea Ltd ADR *	170,949,242
	Total Singapore (cost $13,662,971)	$170,949,242

The accompanying notes are an integral part of these financial statements.

Appendix A

ACAP STRATEGIC FUND

SCHEDULE OF INVESTMENTS (continued)

Shares		September 30, 2021 Fair Value
	Common Stocks (continued)
	Taiwan—1.24%
	Semiconductor Components - Integrated Circuits—1.24%
1,359,576	Taiwan Semiconductor Manufacturing Co Ltd ADR	$151,796,660
	Total Taiwan (cost $89,971,772)	$151,796,660

	United Kingdom—0.04%
	Applications Software—0.04%
230,160	VTEX, Class A *	4,734,391
	Total United Kingdom (cost $5,007,536)	$4,734,391

	United States—87.06%
	Aerospace / Defense—2.25%
1,220,311	Raytheon Technologies Corp	104,897,934
272,178	TransDigm Group Inc * (a)	169,994,213
		274,892,147
	Applications Software—7.64%
690,538	Confluent Inc, Class A *	41,190,592
416,019	Elastic NV *	61,982,671
1,281,189	Five9 Inc *	204,657,131
1,409,538	Microsoft Corp (a)	397,376,953
211,167	Procore Technologies Inc *	18,865,660
913,855	PTC Inc *	109,470,690
1,455,878	Smartsheet Inc, Class A *	100,193,524
		933,737,221
	Athletic Equipment—1.09%
1,534,131	Peloton Interactive Inc, Class A *	133,546,104
	Building Products - Cement / Aggregate—1.50%
309,117	Martin Marietta Materials Inc (a)	105,619,097
457,477	Vulcan Materials Co (a)	77,386,809
		183,005,906
	Coatings / Paint—0.80%
351,234	Sherwin-Williams Co	98,250,687
	Commercial Services - Finance—5.45%
226,655	Equifax Inc	57,438,910
997,113	Global Payments Inc	157,125,067
593,630	PayPal Holdings Inc *	154,468,462
313,448	S&P Global Inc	133,180,921
223,191	Square Inc, Class A *	53,530,129
985,619	TransUnion (a)	110,694,870
		666,438,359
	Commercial Services—1.74%
188,082	Cintas Corp (a)	71,595,294
1,642,250	CoStar Group Inc * (a)	141,332,035
		212,927,329

The accompanying notes are an integral part of these financial statements.

Appendix A

ACAP STRATEGIC FUND

SCHEDULE OF INVESTMENTS (continued)

Shares		September 30, 2021 Fair Value
	Common Stocks (continued)
	United States (continued)
	Communications Software—3.41%
2,592,078	Avaya Holdings Corp *	$51,297,224
1,633,484	RingCentral Inc, Class A * (a)	355,282,770
37,677	Zoom Video Communications Inc, Class A *	9,852,536
		416,432,530
	Computer Aided Design—8.08%
312,817	Altair Engineering Inc, Class A *	21,565,604
142,404	ANSYS Inc *	48,481,442
204,738	Aspen Technology Inc *	25,141,826
267,414	Autodesk Inc *	76,258,450
2,336,257	Cadence Design Systems Inc * (a)	353,802,760
1,542,334	Synopsys Inc * (a)	461,790,223
		987,040,305
	Computer Software—3.24%
1,307,844	Dynatrace Inc *	92,817,689
718,461	Twilio Inc, Class A *	229,224,982
1,211,760	ZoomInfo Technologies Inc, Class A *	74,147,594
		396,190,265
	Computers—1.21%
1,047,336	Apple Inc (a)	148,198,044
	Consulting Services—1.44%
578,505	Gartner Inc *	175,796,099
	Data Processing / Management—0.15%
70,646	DocuSign Inc *	18,186,400
	E-Commerce / Products—2.90%
107,954	Amazon.com Inc * (a)	354,633,208
	E-Commerce / Services—5.88%
836,772	DoorDash Inc, Class A *	172,358,297
1,201,257	Expedia Group Inc *	196,886,022
2,136,470	Lyft Inc, Class A *	114,493,427
961,048	Marqeta Inc, Class A *	21,258,382
89,756	Match Group Inc *	14,090,794
3,447,271	Uber Technologies Inc *	154,437,741
515,223	Zillow Group Inc, Class C *	45,411,755
		718,936,418

The accompanying notes are an integral part of these financial statements.

Appendix A

ACAP STRATEGIC FUND

SCHEDULE OF INVESTMENTS (continued)

Shares		September 30, 2021 Fair Value
	Common Stocks (continued)
	United States (continued)
	Energy - Alternate Sources—0.05%
254,260	Stem Inc *	$6,074,271
	Enterprise Software / Services—7.36%
904,350	Alteryx Inc, Class A * (a)	66,107,985
1,275,626	Avalara Inc * (a)	222,941,156
315,969	Ceridian HCM Holding Inc *	35,584,429
743,084	Coupa Software Inc *	162,869,151
2,022,681	Qualtrics International Inc, Class A *	86,449,386
2,517,521	SS&C Technologies Holdings Inc	174,715,957
2,866,208	UiPath Inc, Class A *	150,791,203
		899,459,267
	Entertainment Software—1.40%
2,112,704	Activision Blizzard Inc (a)	163,502,163
47,203	Take-Two Interactive Software Inc *	7,272,566
		170,774,729
	Finance - Credit Card—1.71%
305,787	MasterCard Inc, Class A (a)	106,316,024
457,916	Visa Inc, Class A (a)	102,000,789
		208,316,813
	Finance - Other Services—1.39%
1,473,888	Intercontinental Exchange Inc (a)	169,231,820
	Human Resources—0.58%
252,231	Paylocity Holding Corp * (a)	70,725,572
	Internet Application Software—0.92%
1,475,311	Anaplan Inc *	89,831,687
96,021	Okta Inc * (a)	22,789,624
		112,621,311
	Internet Content - Entertainment—5.02%
1,375,403	Facebook Inc, Class A * (a)	466,798,024
238,875	Netflix Inc *	145,794,968
		612,592,992
	Medical Information Systems—0.07%
162,318	Schrodinger Inc *	8,875,548

The accompanying notes are an integral part of these financial statements.

Appendix A

ACAP STRATEGIC FUND

SCHEDULE OF INVESTMENTS (continued)

Shares		September 30, 2021 Fair Value
	Common Stocks (continued)
	United States (continued)
	Medical - Biomedical / Genetics—5.29%
277,659	4D Molecular Therapeutics Inc *	$7,488,463
559,731	Acceleron Pharma Inc *	96,329,705
1,094,664	Akero Therapeutics Inc *	24,465,740
493,457	Allovir Inc *	12,366,032
184,577	Alnylam Pharmaceuticals Inc * (a)	34,849,983
294,455	Applied Therapeutics Inc *	4,887,953
713,275	Arena Pharmaceuticals Inc *	42,475,526
382,045	Avidity Biosciences Inc *	9,409,768
606,739	Blueprint Medicines Corp *	62,378,837
571,043	Caribou Biosciences Inc *	13,630,796
1,455,828	Cerevel Therapeutics Holdings Inc *	42,946,926
1,511,807	Certara Inc *	50,040,812
188,560	Deciphera Pharmaceuticals Inc *	6,407,269
441,654	IGM Biosciences Inc *	29,043,167
851,054	Karyopharm Therapeutics Inc *	4,953,134
297,349	Keros Therapeutics Inc *	11,763,126
765,871	Mersana Therapeutics Inc *	7,222,164
248,587	Recursion Pharmaceuticals Inc, Class A *	5,719,987
1,067,890	Sema4 Holdings Corp *	8,105,285
1,761,017	TG Therapeutics Inc *	58,606,646
259,027	Turning Point Therapeutics Inc *	17,207,164
1,059,193	Ultragenyx Pharmaceutical Inc * (a)	95,528,617
		645,827,100
	Medical - Drugs—0.29%
109,191	Morphic Holding Inc *	6,184,578
459,908	ORIC Pharmaceuticals Inc *	9,616,676
659,292	PMV Pharmaceuticals Inc *	19,646,902
		35,448,156
	Metal Processors & Fabrication—0.04%
82,771	Xometry Inc, Class A *	4,773,404
	Networking Products—0.05%
909,790	Airspan Networks Holdings Inc *	6,077,397
	REITS - Diversified—2.61%
578,946	American Tower Corp (a)	153,658,058
208,981	Equinix Inc (a)	165,122,158
		318,780,216
	Retail - Apparel / Shoes—1.63%
434,371	Burlington Stores Inc *	123,174,584
696,172	Ross Stores Inc	75,778,322
		198,952,906
	Retail - Building Products—0.44%
262,089	Lowe’s Cos Inc	53,167,375

The accompanying notes are an integral part of these financial statements.

Appendix A

ACAP STRATEGIC FUND

SCHEDULE OF INVESTMENTS (continued)

Shares		September 30, 2021 Fair Value
	Common Stocks (continued)
	United States (continued)
	Retail - Discount—0.38%
219,231	Dollar General Corp	$46,507,664
	Retail - Major Department Store—1.63%
3,013,474	TJX Cos Inc	198,829,015
	Retail - Restaurants—3.19%
142,176	Chipotle Mexican Grill Inc * (a)	258,407,724
1,074,690	Yum! Brands Inc (a)	131,445,334
		389,853,058
	Semiconductor Components - Integrated Circuits—1.36%
994,289	Analog Devices Inc (a)	166,523,522
	Semiconductor Equipment—4.84%
733,738	KLA Corp (a)	245,442,698
263,277	Lam Research Corp	149,844,105
1,791,015	Teradyne Inc (a)	195,525,108
		590,811,911
	Therapeutics—0.03%
42,435	Sarepta Therapeutics Inc *	3,924,389
	Total United States (cost $7,303,593,764)	$10,636,359,458

	Uruguay—0.27%
	Commercial Services - Finance—0.27%
618,020	Dlocal Ltd *	33,719,170
	Total Uruguay (cost $21,523,305)	$33,719,170
	Total Common Stock (cost $9,443,261,715)	$13,752,020,168

	Short-Term Securities—4.11%
	United States— 4.11%
502,247,375	Dreyfus Treasury Obligations Cash Management, Institutional Shares, 0.01% (a) (b)	502,247,375
	Total United States (cost $502,247,375)	$502,247,375
	Total Short-Term Securities (cost $502,247,375)	$502,247,375
	Total Investments in Securities (cost $9,945,509,090) - 116.67%	$14,254,267,543
	Other Liabilities in Excess of Assets - (16.67%)	$(2,037,129,779)
	Net Assets - 100.00%	$12,217,137,764

(a)	Partially or wholly held in a pledged account at the Custodian as collateral for securities sold, not yet purchased.

(b)	Money market fund; interest rate reflects seven-day effective yield on September 30, 2021. $474,574,024 is pledged in a collateral account by the Custodian for Total Return Swap Contracts.

*	Non-income producing security.

ADR	American Depositary Receipt

REITS	Real Estate Investment Trusts

The accompanying notes are an integral part of these financial statements.

Appendix A

ACAP STRATEGIC FUND

SCHEDULE OF INVESTMENTS (concluded)

Investments in Securities – By Industry	September 30, 2021 Percentage of Net Assets (%)
Aerospace / Defense – Equipment	3.12
Aerospace / Defense	2.79
Apparel Manufacturers	0.25
Applications Software	7.91
Athletic Equipment	1.09
Athletic Footwear	0.95
Audio / Video Products	1.85
Building Products – Cement / Aggregate	1.50
Coatings / Paint	0.80
Commercial Services – Finance	5.72
Commercial Services	1.74
Communications Software	3.41
Computer Aided Design	8.08
Computer Software	3.24
Computers	1.21
Consulting Services	1.44
Data Processing / Management	0.15
E–Commerce / Products	5.87
E–Commerce / Services	9.37
Energy – Alternate Sources	0.05
Enterprise Software / Services	9.33
Entertainment Software	2.08
Finance – Credit Card	1.71
Finance – Investment Banker / Broker	0.60
Finance – Other Services	1.75
Investments in Securities – By Industry	September 30, 2021 Percentage of Net Assets (%)
Human Resources	0.58
Internet Application Software	2.63
Internet Content – Entertainment	5.02
Internet Content – Information / Network	1.60
Medical Information Systems	0.07
Medical – Biomedical / Genetics	5.33
Medical – Drugs	0.29
Metal Processors & Fabrication	0.04
Networking Products	0.05
Real Estate Management / Services	0.56
REITS – Diversified	2.61
Retail – Apparel / Shoes	1.63
Retail – Building Products	0.44
Retail – Discount	0.38
Retail – Drug Store	0.27
Retail – Major Department Store	1.63
Retail – Restaurants	3.19
Schools	0.19
Semiconductor Components – Integrated Circuits	2.60
Semiconductor Equipment	4.84
Short–Term Securities	4.11
Textile – Apparel	0.91
Therapeutics	0.03
Transport – Services	0.55
Web Portals / ISP	1.11
Total Investments in Securities	116.67%

The accompanying notes are an integral part of these financial statements.

Appendix A

ACAP STRATEGIC FUND

SCHEDULE OF PURCHASED OPTIONS

Notional Amount (USD)	Contracts		September 30, 2021 Fair Value
		Purchased Options—4.57%
		Equity Options—4.40%
		Equity Call Options—2.61%
		Australia—0.41%
		Enterprise Software / Services—0.41%
$124,768,000	4,456	Atlassian Corp PLC, Class A, 12/17/2021, $280.00	$50,441,920
		Total Australia (cost $30,060,331)	$50,441,920

		Canada—0.23%
		Internet Application Software—0.23%
104,076,000	826	Shopify Inc, Class A, 10/15/2021, $1,260.00	8,838,200
169,130,000	1,301	Shopify Inc, Class A, 1/21/2022, $1,300.00	19,567,040
		Total Canada (cost $55,405,481)	$28,405,240

		China—0.06%
		E-Commerce / Products—0.06%
39,278,250	5,819	JD.com Inc ADR, 10/15/2021, $67.50	3,345,925
53,115,000	7,082	JD.com Inc ADR, 12/17/2021, $75.00	3,505,590
		Total China (cost $13,556,233)	$6,851,515

		United States—1.91%
		Airlines—0.10%
51,443,700	30,261	American Airlines Group Inc, 11/19/2021, $17.00	11,801,790
		Commercial Services - Finance—0.18%
239,352,000	9,973	Square Inc, Class A, 1/21/2022, $240.00	22,040,330
		Communications Software—0.26%
22,439,000	1,181	RingCentral Inc, Class A, 1/21/2022, $190.00	4,440,560
21,848,500	1,181	RingCentral Inc, Class A, 4/14/2022, $185.00	5,456,220
96,162,000	4,371	Zoom Video Communications Inc, Class A, 1/21/2022, $220.00	21,942,420
			31,839,200
		Computers—0.00%
32,259,500	9,217	HP Inc, 11/19/2021, $35.00	27,651
		Cruise Lines—0.02%
11,682,500	4,673	Carnival Corp, 11/19/2021, $25.00	873,851
11,545,000	4,618	Carnival Corp, 1/21/2022, $25.00	1,223,770
			2,097,621
		Data Processing / Management—0.22%
93,300,000	4,665	DocuSign Inc, 11/19/2021, $200.00	27,126,975
		E-Commerce / Services—0.30%
269,395,000	1,253	Booking Holdings Inc, 12/17/2021, $2,150.00	35,359,660
23,541,000	4,484	Lyft Inc, Class A, 10/15/2021, $52.50	1,098,580
			36,458,240

The accompanying notes are an integral part of these financial statements.

Appendix A

ACAP STRATEGIC FUND

SCHEDULE OF PURCHASED OPTIONS (continued)

Notional Amount (USD)	Contracts		September 30, 2021 Fair Value
		Equity Call Options (continued)
		United States (continued)
		Electronic Components - Semiconductors—0.11%
$61,540,000	7,240	Advanced Micro Devices Inc, 11/19/2021, $85.00	$13,719,800
		Food - Miscellaneous / Diversified—0.00%
29,958,500	4,609	General Mills Inc, 10/15/2021, $65.00	23,045
31,812,750	4,713	General Mills Inc, 1/21/2022, $67.50	117,825
			140,870
		Hotels & Motels—0.21%
128,018,000	11,638	Hilton Worldwide Holdings Inc, 10/15/2021, $110.00	25,719,980
		Internet Content - Entertainment—0.25%
157,184,000	4,912	Facebook Inc, Class A, 12/17/2021, $320.00	15,767,520
98,126,000	14,018	Snap Inc, 1/21/2022, $70.00	14,508,630
			30,276,150
		Multimedia—0.10%
109,312,000	6,832	Walt Disney Co, 3/18/2022, $160.00	11,956,000
		Web Portals / ISP—0.16%
200,500,000	802	Alphabet Inc, 12/17/2021, $2,500.00	19,576,820
		Total United States (cost $286,826,989)	$232,781,427
		Total Equity Call Options (cost $385,849,034)	$318,480,102

		Equity Put Options—1.79%
		United States—1.79%
		Growth & Income - Large Cap—0.57%
2,527,840,000	68,320	SPDR S&P 500 ETF Trust, 12/17/2021, $370.00	26,644,800
1,183,890,800	29,746	SPDR S&P 500 ETF Trust, 3/18/2022, $398.00	43,548,144
			70,192,944
		Sector Fund - Technology—1.22%
2,206,658,100	72,827	Invesco QQQ Trust Series 1, 12/17/2021, $303.00	26,072,066
3,668,206,500	116,451	Invesco QQQ Trust Series 1, 3/18/2022, $315.00	122,739,354
			148,811,420
		Total United States (cost $362,716,985)	$219,004,364
		Total Equity Put Options (cost $362,716,985)	$219,004,364
		Total Equity Options (cost $748,566,019)	$537,484,466

The accompanying notes are an integral part of these financial statements.

Appendix A

ACAP STRATEGIC FUND

SCHEDULE OF PURCHASED OPTIONS (continued)

Notional Amount (USD)	Contracts			September 30, 2021 Fair Value
		Currency Put Options—0.17%
		United States—0.17%
		Currency—0.17%

			Counterparty
$571,520,248	571,520,248	USD / BRL, 12/17/2021, $5.60	Morgan Stanley & Co., Inc.	$14,092,933
117,294,847	117,294,847	USD / BRL, 6/17/2022, $5.85	Morgan Stanley & Co., Inc.	5,965,867
114,523,449	114,523,449	USD / BRL, 10/15/2021, $5.85	Merrill Lynch Professional Clearing Corp	78,995
115,913,239	115,913,239	USD / CNH, 3/18/2022, $6.90	Merrill Lynch Professional Clearing Corp	259,547
507,951,379	507,951,379	USD / CNH, 12/17/2021, $6.90	Merrill Lynch Professional Clearing Corp	181,730
		Total United States (cost $34,571,529)		$20,579,072
		Total Currency Put Options (cost $34,571,529)		$20,579,072
		Total Purchased Options (cost $783,137,548)		$558,063,538

ADR	American Depositary Receipt
BRL	Brazilian Real
CNH	Chinese Renminbi Yuan
ETF	Exchange Traded Fund
SPDR	Standard & Poor’s Depositary Receipts
USD	United States Dollar

The accompanying notes are an integral part of these financial statements.

Appendix A

ACAP STRATEGIC FUND

SCHEDULE OF PURCHASED OPTIONS (concluded)

Purchased Options – By Industry	September 30, 2021 Percentage of Net Assets (%)
Airlines	0.10
Commercial Services – Finance	0.18
Communications Software	0.26
Computers	0.00
Cruise Lines	0.02
Currency	0.17
Data Processing / Management	0.22
E–Commerce / Products	0.06
E–Commerce / Services	0.30
Electronic Components – Semiconductors	0.11
Purchased Options – By Industry	September 30, 2021 Percentage of Net Assets (%)
Enterprise Software / Services	0.41
Food – Miscellaneous / Diversified	0.00
Growth & Income – Large Cap	0.57
Hotels & Motels	0.21
Internet Application Software	0.23
Internet Content – Entertainment	0.25
Multimedia	0.10
Sector Fund – Technology	1.22
Web Portals / ISP	0.16
Total Purchased Options	4.57%

The accompanying notes are an integral part of these financial statements.

Appendix A

ACAP STRATEGIC FUND

SCHEDULE OF SECURITIES SOLD, NOT YET PURCHASED

Shares		September 30, 2021 Fair Value
	Securities Sold, Not Yet Purchased—24.41%
	Common Stocks—24.41%
	Brazil—0.08%
	Commercial Services - Finance—0.08%
297,702	StoneCo Ltd, Class A	$10,336,213
	Total Brazil (proceeds $19,169,025)	$10,336,213

	Canada—0.15%
	Medical - Drugs—0.04%
347,208	Canopy Growth Corp	4,811,813
	Private Equity—0.11%
260,981	Brookfield Asset Management Inc, Class A	13,965,093
	Total Canada (proceeds $18,336,840)	$18,776,906

	China—0.38%
	Computer Software—0.04%
524,489	Tuya Inc	4,757,115
	Computers—0.03%
2,864,000	Lenovo Group Ltd	3,079,352
	E-Commerce / Products—0.18%
237,436	Pinduoduo Inc ADR	21,528,322
	Entertainment Software—0.01%
216,254	HUYA Inc ADR	1,803,558
	Internet Content - Entertainment—0.09%
250,089	Tencent Music Entertainment Group ADR	1,813,145
187,940	Weibo Corp ADR	8,925,271
		10,738,416
	Metal - Aluminum—0.01%
6,610,800	China Zhongwang Holdings Ltd	1,426,672
	Retail - Drug Store—0.02%
365,600	Ping An Healthcare and Technology Co Ltd	2,376,389
	Total China (proceeds $57,486,578)	$45,709,824

	France—0.32%
	Advertising Services—0.25%
456,044	Publicis Groupe SA	30,792,286
	REITS - Regional Malls—0.07%
375,160	Klepierre SA	8,452,350
	Total France (proceeds $33,657,010)	$39,244,636

The accompanying notes are an integral part of these financial statements.

Appendix A

ACAP STRATEGIC FUND

SCHEDULE OF SECURITIES SOLD, NOT YET PURCHASED (continued)

Shares		September 30, 2021 Fair Value
	Common Stocks (continued)
	Germany—1.12%
	Automobile - Cars / Light Trucks—0.68%
517,220	Bayerische Motoren Werke AG	$49,609,002
374,707	Daimler AG	33,316,940
		82,925,942
	Enterprise Software / Services—0.44%
400,317	SAP SE	54,226,171
	Total Germany (proceeds $137,886,963)	$137,152,113

	Hong Kong—0.73%
	Electric - Integrated—0.21%
365,500	CLP Holdings Ltd	3,521,353
3,715,100	Power Assets Holdings Ltd	21,857,319
		25,378,672
	Real Estate Operations / Development—0.05%
475,500	Sun Hung Kai Properties Ltd	5,949,362
	Wireless Equipment—0.47%
20,818,600	Xiaomi Corp, Class B	57,096,608
	Total Hong Kong (proceeds $101,370,358)	$88,424,642

	Israel—0.75%
	Computer Data Security—0.46%
489,404	Check Point Software Technologies Ltd	55,322,228
	E-Commerce / Services—0.14%
94,975	Fiverr International Ltd	17,350,033
	Internet Application Software—0.15%
94,974	Wix.com Ltd	18,612,055
	Total Israel (proceeds $93,772,315)	$91,284,316

	Japan—0.36%
	Automobile - Cars / Light Trucks—0.04%
28,609	Toyota Motor Corp ADR	5,085,250
	Building Products - Air & Heating—0.29%
160,400	Daikin Industries Ltd	35,163,648
	Gas - Distribution—0.01%
93,400	Tokyo Gas Co Ltd	1,740,341
	Office Automation & Equipment—0.02%
118,900	Seiko Epson Corp	2,407,305
	Total Japan (proceeds $49,589,706)	$44,396,544

The accompanying notes are an integral part of these financial statements.

Appendix A

ACAP STRATEGIC FUND

SCHEDULE OF SECURITIES SOLD, NOT YET PURCHASED (continued)

Shares		September 30, 2021 Fair Value
	Common Stocks (continued)
	Netherlands—0.76%
	Semiconductor Components - Integrated Circuits—0.76%
475,524	NXP Semiconductors NV	$93,140,886
	Total Netherlands (proceeds $99,575,605)	$93,140,886

	Switzerland—0.13%
	Medical - Drugs—0.13%
190,724	Novartis AG ADR	15,597,409
	Total Switzerland (proceeds $16,473,899)	$15,597,409

	United Kingdom—0.06%
	Diversified Banking Institutions—0.06%
1,289,729	HSBC Holdings PLC	6,784,429
	Total United Kingdom (proceeds $9,269,284)	$6,784,429

	United States—19.57%
	Advertising Agencies—0.49%
309,405	Interpublic Group of Cos Inc	11,345,881
675,459	Omnicom Group Inc	48,943,759
		60,289,640
	Airlines—0.43%
2,555,693	American Airlines Group Inc	52,442,820
	Apparel Manufacturers—0.32%
2,290,345	Hanesbrands Inc	39,302,320
	Applications Software—0.04%
376,458	N-Able Inc	4,671,844
	Beverages - Non-alcoholic—0.13%
304,186	Coca-Cola Co	15,960,639
	Broadcast Services / Programs—0.14%
430,207	Fox Corp, Class A	17,255,603
	Cable / Satellite TV—0.06%
9,246	Charter Communications Inc, Class A	6,727,020
	Commercial Services - Finance—0.19%
944,913	H&R Block Inc	23,622,825
	Commercial Services—0.18%
1,168,181	Nielsen Holdings PLC	22,417,393
	Computer Data Security—0.39%
431,326	Qualys Inc	48,002,271
	Computer Software—0.58%
94,976	Bandwidth Inc, Class A	8,574,433
724,481	Fastly Inc, Class A	29,298,012
474,031	SolarWinds Corp	7,930,539
427,658	Teradata Corp	24,526,186
		70,329,170

The accompanying notes are an integral part of these financial statements.

Appendix A

ACAP STRATEGIC FUND

SCHEDULE OF SECURITIES SOLD, NOT YET PURCHASED (continued)

Shares		September 30, 2021 Fair Value
	Common Stocks (continued)
	United States (continued)
	Computers—0.36%
277,374	Hewlett Packard Enterprise Co	$3,952,580
1,473,069	HP Inc	40,303,168
		44,255,748
	Consumer Products - Miscellaneous—0.61%
562,062	Kimberly-Clark Corp	74,439,491
	Cosmetics & Toiletries—0.41%
234,191	Colgate-Palmolive Co	17,700,156
234,192	Procter & Gamble Co	32,740,042
		50,440,198
	Cruise Lines—0.12%
567,104	Carnival Corp	14,183,271
	Diversified Banking Institutions—0.66%
1,907,232	Bank of America Corp	80,961,998
	E-Commerce / Services—0.05%
178,823	TripAdvisor Inc	6,053,159
	Electric - Distribution—0.24%
405,230	Consolidated Edison Inc	29,415,646
	Electric - Integrated—0.49%
288,636	Duke Energy Corp	28,167,987
515,223	Southern Co	31,928,369
		60,096,356
	Electronic Components - Semiconductors—2.16%
2,055,711	Intel Corp	109,528,282
801,994	Texas Instruments Inc	154,151,267
		263,679,549
	Enterprise Software / Services—0.51%
289,196	New Relic Inc	20,755,597
472,324	Oracle Corp	41,153,590
		61,909,187
	Finance - Credit Card—0.24%
1,462,030	Western Union Co	29,562,247
	Financial Services—0.18%
332,491	SPDR S&P Regional Banking ETF	22,526,265
	Food - Confectionery—0.11%
113,291	J M Smucker Co	13,598,319
	Food - Miscellaneous / Diversified—1.67%
1,135,217	Campbell Soup Co	47,463,423
968,215	Conagra Foods Inc	32,793,442
936,349	General Mills Inc	56,012,397
1,050,522	Kellogg Co	67,149,366
		203,418,628
	Internet Application Software—0.31%
327,870	Zendesk Inc	38,160,789

The accompanying notes are an integral part of these financial statements.

Appendix A

ACAP STRATEGIC FUND

SCHEDULE OF SECURITIES SOLD, NOT YET PURCHASED (continued)

Shares		September 30, 2021 Fair Value
	Common Stocks (continued)
	United States (continued)
	Investment Management / Advisory Services—1.07%
1,317,365	Franklin Resources Inc	$39,152,088
466,950	T Rowe Price Group Inc	91,849,065
		131,001,153
	Medical - Biomedical / Genetics—0.38%
215,594	Amgen Inc	45,846,064
	Motorcycle / Motor Scooter—0.07%
247,742	Harley-Davidson Inc	9,069,835
	Real Estate Management / Services—0.13%
890,946	Realogy Holdings Corp	15,627,193
	REITS - Apartments—1.02%
119,229	AvalonBay Communities Inc	26,425,916
238,503	Equity Residential	19,299,663
167,479	Essex Property Trust Inc	53,549,735
487,561	UDR Inc	25,830,982
		125,106,296
	REITS - Health Care—0.62%
1,141,461	Ventas Inc	63,020,062
149,996	Welltower Inc	12,359,670
		75,379,732
	REITS - Office Property—1.40%
144,301	Boston Properties Inc	15,635,013
666,816	Brandywine Realty Trust	8,948,671
894,040	Douglas Emmett Inc	28,260,604
585,921	Hudson Pacific Properties Inc	15,392,145
477,717	Kilroy Realty Corp	31,629,643
356,398	Mack-Cali Realty Corp	6,101,534
340,548	SL Green Realty Corp	24,124,420
974,910	Vornado Realty Trust	40,955,969
		171,047,999
	REITS - Regional Malls—0.25%
231,773	Simon Property Group Inc	30,123,537
	REITS - Shopping Centers—0.77%
383,224	Brixmor Property Group Inc	8,473,083
243,277	Federal Realty Investment Trust	28,704,253
1,249,593	Kimco Realty Corp	25,929,055
336,465	Regency Centers Corp	22,654,188
421,722	Urban Edge Properties	7,721,730
		93,482,309
	Retail - Apparel / Shoes—0.01%
354,437	Chico’s FAS Inc	1,591,422

The accompanying notes are an integral part of these financial statements.

Appendix A

ACAP STRATEGIC FUND

SCHEDULE OF SECURITIES SOLD, NOT YET PURCHASED (continued)

Shares		September 30, 2021 Fair Value
	Common Stocks (continued)
	United States (continued)
	Retail - Bedding—0.02%
125,211	Bed Bath & Beyond Inc	$2,163,020
	Retail - Major Department Store—0.34%
1,568,276	Nordstrom Inc	41,480,900
	Retail - Miscellaneous / Diversified—0.17%
1,250,946	Sally Beauty Holdings Inc	21,078,440
	Retail - Regional Department Store—0.55%
922,649	Kohl’s Corp	43,447,541
1,042,351	Macy’s Inc	23,557,133
		67,004,674
	Sector Fund - Energy—0.06%
140,537	Energy Select Sector SPDR Fund	7,320,572
	Sector Fund - Technology—0.36%
171,134	VanEck Semiconductor ETF	43,856,510
	Telecommunication Equipment Fiber Optics—0.39%
1,311,223	Corning Inc	47,846,527
	Telephone - Integrated—0.89%
2,162,000	AT&T Inc	58,395,620
921,773	Verizon Communications Inc	49,784,960
		108,180,580
	Total United States (proceeds $2,358,930,862)	$2,390,929,159
	Total Common Stocks (proceeds $2,995,518,445)	$2,981,777,077
	Total Securities Sold, Not Yet Purchased (proceeds $2,995,518,445)	$2,981,777,077

ADR	American Depositary Receipt
ETF	Exchange Traded Funds
REITS	Real Estate Investment Trusts
SPDR	Standard & Poor’s Depositary Receipts

The accompanying notes are an integral part of these financial statements.

Appendix A

ACAP STRATEGIC FUND

SCHEDULE OF SECURITIES SOLD, NOT YET PURCHASED (concluded)

Securities Sold, Not Yet Purchased – By Industry	September 30, 2021 Percentage of Net Assets (%)
Advertising Agencies	0.49
Advertising Services	0.25
Airlines	0.43
Apparel Manufacturers	0.32
Applications Software	0.04
Automobile – Cars / Light Trucks	0.72
Beverages – Non – alcoholic	0.13
Broadcast Services / Programs	0.14
Building Products – Air & Heating	0.29
Cable / Satellite TV	0.06
Commercial Services – Finance	0.27
Commercial Services	0.18
Computer Data Security	0.85
Computer Software	0.62
Computers	0.39
Consumer Products – Miscellaneous	0.61
Cosmetics & Toiletries	0.41
Cruise Lines	0.12
Diversified Banking Institutions	0.72
E-Commerce / Products	0.18
E-Commerce / Services	0.19
Electric – Distribution	0.24
Electric – Integrated	0.70
Electronic Components – Semiconductors	2.16
Enterprise Software / Services	0.95
Entertainment Software	0.01
Finance – Credit Card	0.24
Financial Services	0.18
Food – Confectionery	0.11
Food – Miscellaneous / Diversified	1.67
Gas – Distribution	0.01
Internet Application Software	0.46
Internet Content – Entertainment	0.09
Securities Sold, Not Yet Purchased – By Industry	September 30, 2021 Percentage of Net Assets (%)
Investment Management / Advisory Services	1.07
Medical – Biomedical / Genetics	0.38
Medical – Drugs	0.17
Metal – Aluminum	0.01
Motorcycle / Motor Scooter	0.07
Office Automation & Equipment	0.02
Private Equity	0.11
Real Estate Management / Services	0.13
Real Estate Operations / Development	0.05
REITS – Apartments	1.02
REITS – Health Care	0.62
REITS – Office Property	1.40
REITS – Regional Malls	0.32
REITS – Shopping Centers	0.77
Retail – Apparel / Shoes	0.01
Retail – Bedding	0.02
Retail – Drug Store	0.02
Retail – Major Department Store	0.34
Retail – Miscellaneous / Diversified	0.17
Retail – Regional Department Store	0.55
Sector Fund – Energy	0.06
Sector Fund – Technology	0.36
Semiconductor Components – Integrated Circuits	0.76
Telecommunication Equipment Fiber Optics	0.39
Telephone – Integrated	0.89
Wireless Equipment	0.47
Total Securities Sold, Not Yet Purchased	24.41%

The accompanying notes are an integral part of these financial statements.

Appendix A

ACAP STRATEGIC FUND
SCHEDULE OF WRITTEN OPTIONS

Notional Amount (USD)	Contracts			September 30, 2021 Fair Value
		Written Options—0.45%
		Equity Options—0.45%
		Equity Call Options—0.45%
		United States—0.45%
		Sector Fund — Technology—0.45%
$530,517,000	13,603	iShares Expanded Tech-Software Sector ETF, 11/19/2021, $390.00		$27,206,000
218,454,000	9,498	VanEck Semiconductor ETF, 11/19/2021, $230.00		27,686,670
		Total United States (premiums received $75,400,947)		$54,892,670
		Total Equity Call Options (premiums received $75,400,947)		$54,892,670
		Total Equity Options (premiums received $75,400,947)		$54,892,670

		Currency Put Options—0.00%
		United States—0.00%
		Currency—0.00%
		Counterparty
114,523,449	114,523,449	USD / BRL, 10/15/2021, $5.85	Morgan Stanley & Co., Inc.	78,995
		Total United States (premiums received $137,199)		$78,995
		Total Currency Put Options (premiums received $137,199)		$78,995
		Total Written Options (premiums received $75,538,146)		$54,971,665

BRL	Brazilian Real
ETF	Exchange Traded Fund
USD	United States Dollar

The accompanying notes are an integral part of these financial statements.

Appendix A

ACAP STRATEGIC FUND
SCHEDULE OF WRITTEN OPTIONS (concluded)

Written Options – By Industry	September 30, 2021 Percentage of Net Assets (%)
Currency	0.00
Sector Fund – Technology	0.45
Total Written Options	0.45%

The accompanying notes are an integral part of these financial statements.

Appendix A

ACAP STRATEGIC FUND
SCHEDULE OF SWAP CONTRACTS

Notional Amount (USD)	Maturity Date*		September 30, 2021 Unrealized Appreciation / Depreciation***
	Swap Contracts—2.26%
	Total Return Swap Contracts - Appreciation—3.35%
	Brazil—0.15%
	Commercial Services - Finance—0.06%
$(10,058,748)	1/31/2022	Cielo SA	$7,651,763
		Agreement with Morgan Stanley, dated 01/30/2019 to deliver the total return of the shares of Cielo SA in exchange for an amount to be received equal to the Daily Fed Funds Effective Rate less 1.00%**.
	Retail - Discount – 0.09%
101,214,910	1/31/2022	Magazine Luiza SA	10,899,017
		Agreement with Morgan Stanley, dated 01/30/2019 to receive the total return of the shares of Magazine Luiza SA in exchange for an amount to be paid equal to the Daily Fed Funds Effective Rate plus 1.00%**.
	Total Brazil		$18,550,780

	India—0.01%
	E-Commerce / Services—0.01%
3,210,573	7/13/2023	Zomato Ltd	1,378,629
		Agreement with Morgan Stanley, dated 07/16/2021 to receive the total return of the shares of Zomato Ltd in exchange for an amount to be paid equal to the Daily Fed Funds Effective Rate plus 2.00%**.
	Total India		$1,378,629

	Japan—0.05%
	Advertising Services—0.00%
(27,304,003)	3/4/2024	Dentsu Group Inc.	396,649
		Agreement with Morgan Stanley, dated 03/01/2010 to deliver the total return of the shares of Dentsu Group Inc in exchange for an amount to be received equal to the Daily Fed Funds Effective Rate less 0.40%**.
	E-Commerce / Products—0.02%
(16,555,048)	3/4/2024	Rakuten Group Inc.	1,947,405
		Agreement with Morgan Stanley, dated 03/01/2010 to deliver the total return of the shares of Rakuten Group Inc in exchange for an amount to be received equal to the Daily Fed Funds Effective Rate less 0.40%**.

The accompanying notes are an integral part of these financial statements.

Appendix A

ACAP STRATEGIC FUND
SCHEDULE OF SWAP CONTRACTS (continued)

Notional Amount (USD)	Maturity Date*		September 30, 2021 Unrealized Appreciation / Depreciation***
	Total Return Swap Contracts - Appreciation (continued)
	Japan (continued)
	Electric - Integrated—0.02%
$(9,729,505)	3/4/2024	Chubu Electric Power Co Inc	$7,522
		Agreement with Morgan Stanley, dated 03/01/2010 to deliver the total return of the shares of Chubu Electric Power Co Inc in exchange for an amount to be received equal to the Daily Fed Funds Effective Rate less 0.40%**.
(32,555,038)	3/4/2024	Tokyo Electric Power Co Holdings Inc.	2,585,756
		Agreement with Morgan Stanley, dated 03/01/2010 to deliver the total return of the shares of Tokyo Electric Power Co Holdings Inc in exchange for an amount to be received equal to the Daily Fed Funds Effective Rate less 0.40%**.
			2,593,278
	Industrial Automation / Robotics—0.01%
(19,112,138)	3/4/2024	Yaskawa Electric Corp	642,877
		Agreement with Morgan Stanley, dated 03/01/2010 to deliver the total return of the shares of Yaskawa Electric Corp in exchange for an amount to be received equal to the Daily Fed Funds Effective Rate less 0.40%**.
	Office Automation & Equipment—0.00%
(12,253,351)	3/4/2024	Konica Minolta Inc	47,145
		Agreement with Morgan Stanley, dated 03/01/2010 to deliver the total return of the shares of Konica Minolta Inc in exchange for an amount to be received equal to the Daily Fed Funds Effective Rate less 0.40%**.
	Total Japan		$5,627,354

	South Korea—0.01%
	Electronic Components - Miscellaneous—0.01%
(10,051,262)	8/9/2023	LG Display Co Ltd.	968,019
		Agreement with Morgan Stanley, dated 08/09/2021 to deliver the total return of the shares of LG Display Co Ltd in exchange for an amount to be received equal to the Daily Fed Funds Effective Rate less 11.50%**.
	Total South Korea		$968,019

The accompanying notes are an integral part of these financial statements.

Appendix A

ACAP STRATEGIC FUND
SCHEDULE OF SWAP CONTRACTS (continued)

Notional Amount (USD)	Maturity Date*		September 30, 2021 Unrealized Appreciation / Depreciation***
	Total Return Swap Contracts - Appreciation (continued)
	Spain—0.40%
	Building - Heavy Construction—0.40%
$55,991,532	2/26/2024	Cellnex Telecom SA	$48,566,405
		Agreement with Morgan Stanley, dated 03/03/2014 to receive the total return of the shares of Cellnex Telecom SA in exchange for an amount to be paid equal to the Daily Fed Funds Effective Rate plus 0.65%**.
	Food - Retail—0.00%
(522,537)	2/26/2024	Distribuidora Internacional de Alimentacion SA	370,701
		Agreement with Morgan Stanley, dated 03/03/2014 to deliver the total return of the shares of Distribuidora Internacional de Alimentacion SA in exchange for an amount to be received equal to the Daily Fed Funds Effective Rate less 26.00%**.
	Total Spain		$48,937,106

	Switzerland—0.01%
	Enterprise Software / Services—0.01%
(20,712,220)	12/11/2023	Temenos AG	871,226
		Agreement with Morgan Stanley, dated 12/07/2012 to deliver the total return of the shares of Temenos AG in exchange for an amount to be received equal to the Daily Fed Funds Effective Rate less 0.35%**.
	Total Switzerland		$871,226

	United Kingdom—0.05%
	Cosmetics & Toiletries—0.01%
(30,485,382)	2/26/2024	Unilever PLC	829,735
		Agreement with Morgan Stanley, dated 03/03/2014 to deliver the total return of the shares of Unilever PLC in exchange for an amount to be received equal to the Daily Fed Funds Effective Rate less 0.35%**.
	Food - Retail—0.04%
(12,200,475)	12/11/2023	Marks & Spencer Group PLC	5,525,714
		Agreement with Morgan Stanley, dated 12/07/2012 to deliver the total return of the shares of Marks & Spencer Group PLC in exchange for an amount to be received equal to the Daily Fed Funds Effective Rate less 0.30%**.
	Total United Kingdom		$6,355,449

The accompanying notes are an integral part of these financial statements.

Appendix A

ACAP STRATEGIC FUND
SCHEDULE OF SWAP CONTRACTS (continued)

Notional Amount (USD)	Maturity Date*		September 30, 2021 Unrealized Appreciation / Depreciation***
	Total Return Swap Contracts - Appreciation (continued)
	United States—2.67%
	Private Equity—0.57%
$103,316,483	3/4/2024	Carlyle Group Inc	$69,466,102
		Agreement with Morgan Stanley, dated 03/03/2014 to receive the total return of the shares of Carlyle Group Inc in exchange for an amount to be paid equal to the Daily Fed Funds Effective Rate plus 0.45%**.
	Web Portals / ISP—2.10%
113,291,281	3/4/2024	Alphabet Inc, Class A	257,178,975
		Agreement with Morgan Stanley, dated 03/03/2014 to receive the total return of the shares of Alphabet Inc, Class A in exchange for an amount to be paid equal to the Daily Fed Funds Effective Rate plus 0.45%**.
	Total United States		$326,645,077
	Total Return Swap Contracts - Appreciation****		$409,333,640

	Total Return Swap Contracts - Depreciation—1.09%
	Australia – 0.26%
	Commercial Banks Non-US—0.26%
(30,668,260)	12/23/2024	Australia & New Zealand Banking Group Ltd	6,070,071
		Agreement with Morgan Stanley, dated 12/23/2014 to deliver the total return of the shares of Australia & New Zealand Banking Group Ltd in exchange for an amount to be received equal to the Daily Fed Funds Effective Rate less 0.40%**.
(22,723,547)	12/23/2024	Bank of Queensland Ltd	1,411,579
		Agreement with Morgan Stanley, dated 12/23/2014 to deliver the total return of the shares of Bank of Queensland Ltd in exchange for an amount to be received equal to the Daily Fed Funds Effective Rate less 0.40%**.
(25,804,150)	12/23/2024	Commonwealth Bank of Australia	16,505,349
		Agreement with Morgan Stanley, dated 12/23/2014 to deliver the total return of the shares of Commonwealth Bank of Australia in exchange for an amount to be received equal to the Daily Fed Funds Effective Rate less 0.40%**.
(35,695,517)	12/23/2024	Westpac Banking Corp	7,868,060
		Agreement with Morgan Stanley, dated 12/23/2014 to deliver the total return of the shares of Westpac Banking Corp in exchange for an amount to be received equal to the Daily Fed Funds Effective Rate less 0.40%**.
	Total Australia		$31,855,059

The accompanying notes are an integral part of these financial statements.

Appendix A

ACAP STRATEGIC FUND
SCHEDULE OF SWAP CONTRACTS (continued)

Notional Amount (USD)	Maturity Date*		September 30, 2021 Unrealized Appreciation / Depreciation***
	Total Return Swap Contracts - Depreciation (continued)
	Belgium—0.01%
	Medical - Drugs—0.01%
$8,590,411	2/26/2024	Galapagos NV	$1,108,567
		Agreement with Morgan Stanley, dated 03/03/2014 to receive the total return of the shares of Galapagos NV in exchange for an amount to be paid equal to the Daily Fed Funds Effective Rate plus 0.65%**.
	Total Belgium		$1,108,567

	Brazil—0.20%
	Finance - Other Services—0.20%
100,316,892	1/31/2022	B3 SA - Brasil Bolsa Balcao	24,256,221
		Agreement with Morgan Stanley, dated 01/30/2019 to receive the total return of the shares of B3 SA - Brasil Bolsa Balcao in exchange for an amount to be paid equal to the Daily Fed Funds Effective Rate plus 1.00%**.
	Total Brazil		$24,256,221

	China—0.17%
	Applications Software—0.01%
104,996,334	7/11/2022	Glodon Co Ltd, Class A	1,726,122
		Agreement with Morgan Stanley, dated 07/10/2020 to receive the total return of the shares of Glodon Co Ltd, Class A in exchange for an amount to be paid equal to the Daily Fed Funds Effective Rate plus 1.25%**.
	Computer Services—0.16%
90,039,133	7/11/2022	Sangfor Technologies Inc, Class A	19,101,108
		Agreement with Morgan Stanley, dated 07/10/2020 to receive the total return of the shares of Sangfor Technologies Inc, Class A in exchange for an amount to be paid equal to the Daily Fed Funds Effective Rate plus 1.25%**.
	Total China		$20,827,230

	Ireland—0.01%
	Commercial Services - Finance—0.01%
11,867,107	12/11/2023	Experian PLC	877,423
		Agreement with Morgan Stanley, dated 12/07/2012 to receive the total return of the shares of Experian PLC in exchange for an amount to be paid equal to the Daily Fed Funds Effective Rate plus 0.65%**.
	Total Ireland		$877,423

The accompanying notes are an integral part of these financial statements.

Appendix A

ACAP STRATEGIC FUND
SCHEDULE OF SWAP CONTRACTS (continued)

Notional Amount (USD)	Maturity Date*		September 30, 2021 Unrealized Appreciation / Depreciation***
	Total Return Swap Contracts - Depreciation (continued)
	Japan—0.31%
	Electric Products - Miscellaneous—0.00%
$(8,009,928)	3/4/2024	Casio Computer Co Ltd	$452,457
		Agreement with Morgan Stanley, dated 03/01/2010 to deliver the total return of the shares of Casio Computer Co Ltd in exchange for an amount to be received equal to the Daily Fed Funds Effective Rate less 0.40%**.
	Office Automation & Equipment—0.02%
(43,192,557)	3/4/2024	Canon Inc	2,180,968
		Agreement with Morgan Stanley, dated 03/01/2010 to deliver the total return of the shares of Canon Inc in exchange for an amount to be received equal to the Daily Fed Funds Effective Rate less 0.40%**.
(8,860,918)	3/4/2024	Ricoh Co Ltd	257,549
		Agreement with Morgan Stanley, dated 03/01/2010 to deliver the total return of the shares of Ricoh Co Ltd in exchange for an amount to be received equal to the Daily Fed Funds Effective Rate less 0.63%**.
			2,438,517
	Photo Equipment & Supplies—0.00%
(3,232,932)	3/4/2024	Nikon Corp	89,097
		Agreement with Morgan Stanley, dated 03/01/2010 to deliver the total return of the shares of Nikon Corp in exchange for an amount to be received equal to the Daily Fed Funds Effective Rate less 0.40%**.
	Semiconductor Equipment—0.29%
(78,704,860)	3/4/2024	Advantest Corp	3,001,688
		Agreement with Morgan Stanley, dated 03/01/2010 to deliver the total return of the shares of Advantest Corp in exchange for an amount to be received equal to the Daily Fed Funds Effective Rate less 0.40%**.
(105,203,678)	3/4/2024	Tokyo Electron Ltd.	32,487,297
		Agreement with Morgan Stanley, dated 03/01/2010 to deliver the total return of the shares of Tokyo Electron Ltd in exchange for an amount to be received equal to the Daily Fed Funds Effective Rate less 0.40%**.
			35,488,985
	Total Japan		$38,469,056

The accompanying notes are an integral part of these financial statements.

Appendix A

ACAP STRATEGIC FUND
SCHEDULE OF SWAP CONTRACTS (continued)

Notional Amount (USD)	Maturity Date*		September 30, 2021 Unrealized Appreciation / Depreciation***
	Total Return Swap Contracts - Depreciation (continued)
	Taiwan—0.11%
	Computers - Peripheral Equipment—0.05%
$(11,086,744)	3/4/2024	Innolux Display Corp	$6,034,409
		Agreement with Morgan Stanley, dated 03/01/2010 to deliver the total return of the shares of Innolux Display Corp in exchange for an amount to be received equal to the Daily Fed Funds Effective Rate less 15.00%**.
	Electronic Components - Miscellaneous—0.06%
(9,928,363)	3/4/2024	AU Optronics Corp	7,625,115
		Agreement with Morgan Stanley, dated 03/01/2010 to deliver the total return of the shares of AU Optronics Corp in exchange for an amount to be received equal to the Daily Fed Funds Effective Rate less 12.00%**.
	Total Taiwan		$13,659,524

	United Kingdom—0.02%
	Diversified Banking Institutions—0.00%
(22,920,842)	12/11/2023	HSBC Holdings PLC	289,659
		Agreement with Morgan Stanley, dated 12/07/2012 to deliver the total return of the shares of HSBC Holdings PLC in exchange for an amount to be received equal to the Daily Fed Funds Effective Rate less 0.30%**.
	Retail - Apparel / Shoes—0.02%
(4,646,914)	12/11/2023	Next PLC	2,298,828
		Agreement with Morgan Stanley, dated 12/07/2012 to deliver the total return of the shares of Next PLC in exchange for an amount to be received equal to the Daily Fed Funds Effective Rate less 0.30%**.
	Total United Kingdom		$2,588,487
	Total Return Swap Contracts - Depreciation *****		$133,641,567
	Total Swap Contracts, net		$275,692,073

*	Per the terms of the executed swap agreement, no periodic payments are made. A single payment is made upon the maturity of the Total Return Swap Contracts.
**	The financing rate is made up of the Daily Fed Funds Effective Rate plus a variable rate. The Daily Fed Funds Effective Rate is the weighted average interest rate at which depository institutions (banks and credit unions) trade federal funds (balances held at Federal Reserve Banks) with each other overnight. The variable rate indicated is as of September 30, 2021.
***	The value of the Total Return Swap Contracts is the same as the unrealized appreciation/depreciation. For this reason the value has not been broken out separately. Additionally, there were no upfront payments or receipts related to any of the Total Return Swap Contracts transactions.
****	Includes all Total Return Swap Contracts in an appreciated position. The unrealized appreciation of these contracts is included as part of Unrealized appreciation on total return swap contracts in the Statement of Assets and Liabilities.
*****	Includes all Total Return Swap Contracts in a depreciated position. The unrealized depreciation amounts of these contracts is included as part of Unrealized depreciation on total return swap contracts in the Statement of Assets and Liabilities.

The accompanying notes are an integral part of these financial statements.

Appendix A

ACAP STRATEGIC FUND
SCHEDULE OF SWAP CONTRACTS (concluded)

Swap Contracts – By Industry	September 30, 2021 Percentage of Net Assets (%)
Advertising Services	0.00
Applications Software	(0.01)
Building – Heavy Construction	0.40
Commercial Banks Non–U.S.	(0.26)
Commercial Services – Finance	0.05
Computer Services	(0.16)
Computers – Peripheral Equipment	(0.05)
Cosmetics & Toiletries	0.01
Diversified Banking Institutions	0.00
E–Commerce / Products	0.02
E–Commerce / Services	0.01
Electric Products – Miscellaneous	0.00
Electric – Integrated	0.02
Electronic Components – Miscellaneous	(0.05)
Swap Contracts – By Industry	September 30, 2021 Percentage of Net Assets (%)
Enterprise Software / Services	0.01
Finance – Other Services	(0.20)
Food – Retail	0.04
Industrial Automation / Robotics	0.01
Medical – Drugs	(0.01)
Office Automation & Equipment	(0.02)
Photo Equipment & Supplies	0.00
Private Equity	0.57
Retail – Apparel / Shoes	(0.02)
Retail – Discount	0.09
Semiconductor Equipment	(0.29)
Web Portals / ISP	2.10
Total Swap Contracts	2.26%

The accompanying notes are an integral part of these financial statements.

Appendix A

ACAP STRATEGIC FUND

STATEMENT OF OPERATIONS

For the Year Ended September 30, 2021
Investment Income
Dividends (net of foreign withholding tax of $2,357,352)	$46,289,830
Interest	12,724,533
Other	69,666
Total investment income	59,084,029
Expenses
Management fees	176,459,214
Distribution and shareholder servicing fees - Class A Shares	68,547,512
Stock loan fees	65,502,195
Dividends on securities sold, not yet purchased	58,339,535
Administration fees	4,899,188
Incentive Fee	2,752,865
Transfer agent fees	1,577,729
Interest expense	1,523,264
Custody fees	1,330,074
Registration fees	506,191
Professional fees	496,727
Insurance expense	168,783
Trustees’ fees	108,750
Miscellaneous expense	5,497,337
Total expenses	387,709,364
Net investment loss	(328,625,335)
Net realized gain/(loss) and net change in unrealized appreciation/depreciation from investment activities, foreign currency transactions, written options, purchased options and total return swap contracts
Net realized gain/(loss) from investment activities, foreign currency transactions, written options, purchased options and total return swap contracts
Investment securities of unaffiliated issuers	1,602,788,537
Purchased options	(534,533,998)
Securities sold, not yet purchased	(818,438,116)
Written options	(115,157,612)
Total return swap contracts	(27,123,340)
Foreign currency transactions	3,254,496
Net realized gain/(loss) from investment activities, foreign currency transactions, written options, purchased options and total return swap contracts	110,789,967
Net change in unrealized appreciation/depreciation from investment activities, foreign currency transactions, written options, purchased options and total return swap contracts
Investment securities of unaffiliated issuers	507,573,462
Purchased options	(178,711,238)
Securities sold, not yet purchased	(164,772,017)
Written options	28,608,327
Total return swap contracts	(14,176,320)
Foreign currency transactions	(1,260,586)
Net change in unrealized appreciation/depreciation from investment activities, foreign currency transactions, written options, purchased options and total return swap contracts	177,261,628
Net realized gain/(loss) and net change in unrealized appreciation/ depreciation from investment activities, foreign currency transactions, written options, purchased options and total return swap contracts	288,051,595
Net decrease in net assets resulting from operations	$(40,573,740)

    The accompanying notes are an integral part of these financial statements.

Appendix A

ACAP STRATEGIC FUND

STATEMENT OF CHANGES IN NET ASSETS

	For the Year Ended September 30, 2021	For the Year Ended September 30, 2020
From operations:
Net investment loss	$(328,625,335)	$(775,739,189)
Net realized gain/(loss) from investment activities, foreign currency transactions, written options, purchased options and total return swap contracts	110,789,967	449,467,635
Net change in unrealized appreciation/depreciation from investment activities, foreign currency transactions, written options, purchased options and total return swap contracts	177,261,628	2,727,740,277
Net increase/(decrease) in net assets resulting from operations	(40,573,740)	2,401,468,723

Distributions to shareholders:
Class A ($1.0557 and $0.6523 per share for each period respectively)	(315,017,906)	(129,307,405)
Class W ($1.0557 and $0.6523 per share for each period respectively)	(116,147,013)	(37,310,329)
Net decrease in net assets resulting from distributions to shareholders	(431,164,919)	(166,617,734)

From transactions in shares:
Proceeds from sales of shares
Class A	2,598,888,546	2,007,078,302
Class W	948,778,180	758,279,650
Total proceeds from sale of shares	3,547,666,726	2,765,357,952
Reinvestment of distributions
Class A	304,922,286	124,087,736
Class W	93,177,065	29,975,545
Total reinvestment of distributions	398,099,351	154,063,281
Payment for shares repurchased
Class A	(254,037,206)	(141,871,055)
Class W	(117,375,741)	(26,415,637)
Total payment for shares repurchased	(371,412,947)	(168,286,692)
Exchange of shares
Class A	(18,452,424)	(11,430,430)
Class W	18,452,424	11,430,430
Total exchange of shares	—	—

Net increase/(decrease) in net assets from transactions in shares	3,574,353,130	2,751,134,541

Net increase/(decrease) in net assets	3,102,614,471	4,985,985,530

Net assets at beginning of period	9,114,523,293	4,128,537,763

Net assets at end of period	$12,217,137,764	$9,114,523,293

The accompanying notes are an integral part of these financial statements.

Appendix A

ACAP STRATEGIC FUND

STATEMENT OF CASH FLOWS

For the Year Ended September 30, 2021
Cash flows from operating activities
Net decrease in net assets resulting from operations	$(40,573,740)
Adjustments to reconcile net decrease in net assets resulting from operations to net cash used in operating activities:
Proceeds from sales of long-term investment securities	13,453,740,898
Purchases of long-term investment securities	(14,955,154,326)
Proceeds from long-term securities sold short, not yet purchased	17,125,102,726
Cover of long-term securities sold short, not yet purchased	(17,383,344,644)
Proceeds from sales of short-term investment securities	516,961,537
Purchases of short-term investment securities	(655,020,371)
Proceeds from sales of short-term purchased options	2,810,557,979
Purchases of short-term purchased options	(3,272,013,380)
Purchases of long-term purchased options	(8,895,072)
Premiums received from short-term written options	292,197,447
Cover of short-term written options	(367,596,116)
Proceeds from swap contracts	(27,123,340)
Amortization of market premium	(2,785)
Net realized (gain)/loss from investment activities, foreign currency transactions, written options, purchased options and total return swaps	(110,789,967)
Net change in unrealized (appreciation)/depreciation from investment activities, foreign currency transactions, written options, purchased options and total return swaps	(177,261,628)
Changes in assets and liabilities related to operations:
Decrease in receivable for investment securities sold	176,486,838
Decrease in cash collateral received for total return swap contracts	22,750,000
Decrease in deposits at brokers for securities sold, not yet purchased	180,555,543
Increase in due from brokers	(99,029,117)
Increase in variation margin receivable	(8,573,680)
Decrease in dividends receivable	336,236
Decrease in interest receivable	392,390
Increase in other assets	(102,886)
Decrease in payable for investment securities purchased	(13,299,674)
Decrease in due to brokers	(71,780,941)
Increase in management fees payable	4,743,515
Increase in distribution and shareholders servicing fees payable	1,749,998
Increase in stock loan fee payable	758,519
Increase in dividends payable on securities sold, not yet purchased	1,487,020
Increase in administration fees payable	148,503
Decrease in professional fees payable	(131,988)
Increase in due to custodian	2,757
Increase in miscellaneous expenses payable	185,751
Decrease in accrued incentive fees	(596,172,467)
Net cash used in operating activities	(3,198,708,465)

The accompanying notes are an integral part of these financial statements.

Appendix A

ACAP STRATEGIC FUND

STATEMENT OF CASH FLOWS (concluded)

For the Year Ended September 30, 2021
Cash flows from financing activities
Net proceeds from sale of shares	3,547,666,726
Distributions to shareholders, including the change in withdrawals payable	29,723,466
Payment for shares repurchased	(371,412,947)
Net cash provided by financing activities	3,205,977,245

Effect of exchange rate on cash	1,993,911

Net change in cash and cash equivalents and restricted cash	9,262,691
Cash and cash equivalents and restricted cash at beginning of period	112,492,075
Cash and cash equivalents and restricted cash at end of period	$121,754,766

Supplemental Disclosure of Cash Flow Information
Cash paid during the period for interest	$4,992,598

Supplemental Disclosure of Non-Cash Financing Activities
Distributions to shareholders	$(431,164,919)
Reinvestment of distributions	$398,099,351

The accompanying notes are an integral part of these financial statements.

Appendix A

ACAP STRATEGIC FUND

NOTES TO FINANCIAL STATEMENTS—SEPTEMBER 30, 2021

1. Organization

ACAP Strategic Fund (the “Fund”) was organized as a Delaware statutory trust in June 2009. The Fund commenced operations on March 1, 2010. The Fund is registered under the Investment Company Act of 1940 (the “1940 Act”) as a closed-end management investment company and operates as a diversified company. The Fund operates as an interval fund under Rule 23c-3 of the 1940 Act and, as such, offers to repurchase between 5% – 25% of its outstanding shares at their net asset value as of or prior to the end of each fiscal quarter. SilverBay Capital Management LLC serves as the investment adviser of the Fund (the “Adviser”). The Adviser is controlled by its sole member, Alkeon Capital Management, LLC (“Alkeon”). Each of the Adviser and Alkeon are registered with the SEC as an investment adviser.

The Fund’s investment objective is to achieve maximum capital appreciation. The Fund pursues this objective by investing its assets primarily in publicly-traded equity securities of U.S. and foreign companies that the Adviser believes are well positioned to benefit from demand for their products or services, including companies that can innovate or grow rapidly relative to their peers in their markets. The Fund also pursues its objective by effecting short sales of securities when the Adviser believes that the market price of a security is above its estimated intrinsic or fundamental value. The Fund may also borrow money for investment purposes (leverage). The use of short sales and leverage are speculative investment practices and involve a high degree of risk.

The Fund is authorized to issue an unlimited number of shares of beneficial interest (“Shares”), $0.001 par value. The minimum initial investment in the Fund by an investor is $50,000. Minimum subsequent investments must be at least $5,000 (including a sales load, if applicable). Investors may be charged a sales load up to a maximum of 3% on the amount they invest in Class A Shares. The specific amount of the sales load is not fixed and will be determined by the investor and its broker, dealer or other financial intermediary. Shares may only be purchased through, and with funds drawn on, an investor’s brokerage account with brokers or dealers retained by Breakwater Group Distribution Services, LLC (the “Underwriter”) to act as selling agents to assist in the distribution of Shares (“Selling Agents”). Class A Shares are subject to distribution and shareholder servicing fees and Selling Agents who do not charge a front end load may charge their clients transaction fees or other transaction charges in such amounts as they may determine (which may be higher or lower, in the aggregate, than a front end load). Unlike Class A Shares, Class W Shares are not subject to any sales load or distribution and shareholder servicing fees. Class W Shares may be purchased through, and with funds drawn on, an investor’s “wrap-fee” account with a registered broker dealer or registered investment adviser retained by the Underwriter or the Adviser, as applicable, and whose financial advisor recommends their investment in the Fund. Shares of the Fund may be purchased only by investors who certify to the Fund or its agents that they have a net worth of more than $2,200,000 (excluding the value of the primary residence of such person and any debt secured by such property up to its current market value) or otherwise satisfy the definition of a “qualified client” under the Investment Advisers Act of 1940. Under certain circumstances (including where a Class A shareholder may be eligible to invest in Class W Shares), and only as authorized by the Underwriter or the Fund, Class A Shares may be exchanged for Class W Shares. Any such exchange would generally not be a taxable event for U.S. federal income tax purposes. If shares are exchanged, such transactions shall not be considered a repurchase from the Fund triggering a Fiscal Period (as defined below) end for purpose of calculation of the Incentive Fee (as defined below). As an interval fund, the Fund has adopted a fundamental policy to offer to repurchase at least 5% of its outstanding Shares at their net asset value at regular intervals. Currently, the Fund intends to offer to repurchase 25% of its outstanding Shares as of or prior to the end of each fiscal quarter. However, repurchase offers in excess of 5% of the Fund’s outstanding Shares for any particular fiscal quarter are entirely within the discretion of the Board of Trustees of the Fund (the “Board”) and, as a result, there can be no assurance that the Fund will make repurchase offers for amounts in excess of 5% of the outstanding Shares for any particular fiscal quarter.

Shares of the Fund are offered for purchase on a monthly basis in a continuous offering at their net asset value per share. Shares will be issued at the net asset value per share next computed after acceptance of an order to purchase shares. Purchase orders for shares sold in connection with a monthly offering must be received prior to the close of business on the day of the month specified by the Underwriter (typically the last business day of the month).

Appendix A

ACAP STRATEGIC FUND

NOTES TO FINANCIAL STATEMENTS—SEPTEMBER 30, 2021 (continued)

1. Organization (continued)

Purchase orders received in proper form will be accepted by the Fund and deposited monies will be invested in the Fund (net of the sales load, if applicable) as of the first business day of the next month following submission of an investor’s purchase order. The Fund reserves the right to suspend or terminate the offering of shares at any time.

The Board has overall responsibility for the management and supervision of the operations of the Fund. The Board has delegated responsibility for management of the Fund’s day-to-day operations to the Adviser. The Board exercises the same powers, authority and responsibilities on behalf of the Fund as are customarily exercised by the board of directors of a registered investment company organized as a corporation. The persons comprising the Board (the “Trustees”) are not required to invest in the Fund or to own Shares. A majority of the Trustees are persons who are not “interested persons” (as defined in the 1940 Act) of the Fund (the “Independent Trustees”). The Independent Trustees perform the same functions for the Fund as are customarily exercised by the non-interested directors of a registered investment company organized as a corporation.

2. Significant Accounting Policies

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (hereafter referred to as “Authoritative Guidance”) requires the Adviser to make estimates and assumptions in determining the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The Adviser believes that the estimates utilized in preparing the Fund’s financial statements are reasonable and prudent; however, actual results could differ from these estimates.

Net increase in net assets resulting from operations, as presented in the Statement of Operations, with the exception of the distribution and shareholder servicing fee, is allocated pro rata between Class A and Class W Shares based on the net asset value of each share class as compared to the Fund’s net asset value overall on a monthly basis. The distribution and shareholder servicing fee is allocated only to Class A Shares.

The Fund qualifies as an investment company, as defined in Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 946 Financial Services—Investment Companies and, therefore, is applying the specialized accounting and reporting guidance therein.

The following is a summary of the significant accounting policies of the Fund:

a. Revenue Recognition

Securities transactions, including related revenue and expenses, are recorded on a trade date basis. The Fund employs the specific identification method of inventory accounting. Dividends are recorded on the ex-dividend date, net of foreign withholding tax, except certain dividends from foreign securities where the ex-dividend date may have passed, which are recorded as soon as the Fund is informed of the ex-dividend date. Interest income and expense are recorded on the accrual basis. Dividends on securities sold, not yet purchased are an expense to the Fund. Such amounts are recorded on the ex-dividend date as Dividends on securities sold, not yet purchased on the Statement of Operations. The Fund amortizes premium and accretes discount on bonds using the effective yield method.

b. Portfolio Valuation

The value of the net assets of the Fund is determined on each business day as of the close of regular business of the New York Stock Exchange in accordance with the procedures set forth below or as may be determined from time to time pursuant to policies established by the Board.

Appendix A

ACAP STRATEGIC FUND

NOTES TO FINANCIAL STATEMENTS—SEPTEMBER 30, 2021 (continued)

2. Significant Accounting Policies (continued)

b. Portfolio Valuation (continued)

Domestic and foreign exchange-traded equity securities (including listed warrants) traded upon or dealt in one or more domestic or foreign securities exchanges are valued at their official closing price as reported on their primary exchange.

Domestic non-exchange traded equity securities are valued at their last reported price.

Total return swaps on equity securities are generally valued based upon the price for the reference asset, as determined in the manner specified above, as well as dividends on the reference equity security and accrued swap interest since the day of opening the position.

Fixed income, including convertible bonds, is generally valued using an evaluated bid price provided by an independent pricing agent. Evaluated bid prices provided by the pricing agent may be determined without exclusive reliance on quoted bid prices and may reflect factors such as relative credit information, observed market movements, sector news, maturity, reported trade frequencies and other market data. Money market instruments with a remaining maturity of 60 days or less may be valued at amortized cost (purchase price or last valuation, as applicable, adjusted for accretion of discount or amortization of premium) unless the Adviser believes another valuation is more appropriate.

Options traded upon or dealt in one or more domestic or foreign securities exchanges are valued at their last reported bid price as reported on such exchange(s). Non-exchange traded options and currency options are valued using a combination of observable inputs and models.

Forward contracts are traded on the over-the-counter market. Forward contracts are valued using observable inputs, such as currency exchange rates or commodity prices, applied to notional amounts stated in the applicable contracts.

When market quotations are not readily available, if a market quotation is “stale”, or when the valuation methods mentioned above are not reflective of the fair value of an asset or a liability, fair value will be determined in good faith based on observable and unobservable inputs relevant to the valuation of the asset under the oversight of the Board (“Fair Value Determination”).

The Adviser monitors the continuing appropriateness of the valuation methodology being used for each security and other investment.

All assets and liabilities initially expressed in foreign currencies are converted into U.S. dollars using foreign exchange rates provided by a pricing service compiled as of 4:00 p.m. London time. Trading in foreign securities generally is completed, and the values of foreign securities are determined prior to the close of securities markets in the U.S. On occasion, the values of foreign securities and exchange rates may be materially affected by events occurring before the Fund calculates its net asset value but after the close of the primary markets or exchanges on which foreign securities are traded. These intervening events might be country-specific (e.g., natural disaster, economic or political developments, interest-rate change), issuer-specific (e.g., earnings report, merger announcement), or U.S. market specific (e.g., a significant movement in the U.S. markets that is deemed to affect the value of foreign securities). When such an event materially affects the values of securities held by the Fund or its liabilities (including foreign securities for which there is a readily available market price), such securities and liabilities may be subject to Fair Value Determination taking into account the aforementioned factors, in good faith pursuant to procedures adopted by the Board. For the year ended September 30, 2021, no portfolio securities or liabilities were subject to Fair Value Determination.

Appendix A

ACAP STRATEGIC FUND

NOTES TO FINANCIAL STATEMENTS—SEPTEMBER 30, 2021 (continued)

2. Significant Accounting Policies (continued)

b. Portfolio Valuation (continued)

The Fund follows ASC Topic 820, Fair Value Measurements and Disclosures (“ASC Topic 820”) for fair value measurement. ASC Topic 820 establishes a framework for measuring fair value and a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. ASC Topic 820 establishes three levels of inputs that may be used to measure fair value. Various inputs are used in determining the value of the Fund’s investments. These inputs are summarized in the three broad levels listed below.

Level 1—observable market inputs that are unadjusted quoted prices for identical assets or liabilities in active markets.

Level 2—other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.).

Level 3—significant unobservable inputs (including the Fund’s own assumptions in determining the fair value of investments).

Over-the-counter financial derivative instruments, such as forward contracts and total return swaps, derive their values from underlying asset prices, indices, reference rates, and other inputs or a combination of these factors. These derivative contracts that use valuation techniques and observable inputs as described above and in further detail below and have an appropriate level of market activity are categorized within Level 2 of the fair value hierarchy.

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in these securities.

Additional information on the investments can be found in the Schedule of Investments, the Schedule of Purchased Options, the Schedule of Securities Sold, Not Yet Purchased, the Schedule of Written Options and the Schedule of Swap Contracts.

The following table summarizes the fair value of assets and liabilities by the ASC Topic 820 fair value hierarchy levels as of September 30, 2021.

	Level 1	Level 2	Level 3	Balance September 30, 2021
Assets
Investment Securities
Common Stocks	$13,752,020,168	$—	$—	$13,752,020,168
Short-Term Securities	502,247,375	—	—	502,247,375
Purchased Options	537,484,466	20,579,072	—	558,063,538
Unrealized Appreciation on Total Return Swap Contracts	—	409,333,640	—	409,333,640
Total Assets	$14,791,752,009	$429,912,712	$—	$15,221,664,721

Liabilities
Securities Sold, Not Yet Purchased
Common Stocks	$2,980,350,405	$1,426,672	$—	$2,981,777,077
Written Options	54,892,670	78,995	—	54,971,665
Unrealized Depreciation on Total Return Swap Contracts	—	133,641,567	—	133,641,567
Total Liabilities	$3,035,243,075	$135,147,234	$—	$3,170,390,309

Appendix A

ACAP STRATEGIC FUND

NOTES TO FINANCIAL STATEMENTS—SEPTEMBER 30, 2021 (continued)

2. Significant Accounting Policies (continued)

c. Cash and Cash Equivalents

The Fund considers all financial instruments that mature within three months of the date of purchase as cash equivalents. At September 30, 2021 the Fund held $88,153,297 in cash equivalents in a BNY Mellon overnight interest-bearing account, $160,984 in U.S. Dollars, $7,099,166 in U.S. Dollars restricted cash and $26,341,319 in foreign currency cash balances. These amounts are presented in the Statement of Assets and Liabilities as cash and cash equivalents. Money market accounts are not subject to federally insured bank deposit limits.

The Fund maintains cash in bank deposit accounts which, at times, may exceed federally insured limits. The Fund has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on such bank deposits.

As further discussed in Note 2.f., as of September 30, 2021 the Fund has additional cash and cash equivalents on deposit with brokers primarily to satisfy margin and short sale requirements.

d. Dividends and Distributions

Dividends and distributions to shareholders are recorded on the ex-dividend date. Income and capital gains distributions are determined in accordance with federal tax regulations and may differ from those determined in accordance with Authoritative Guidance. To the extent these differences are permanent, such amounts are reclassified within the capital account based on their federal tax basis treatment; temporary differences do not require such reclassification.

e. Income Taxes

Each year the Fund intends to operate in a manner to qualify as, and has elected to be treated as, a regulated investment company under subchapter M of the Internal Revenue Code of 1986 (the “Code”), as amended. Also, the Fund intends to distribute each year substantially all of its net investment company taxable income and net realized capital gains, if any, to shareholders and therefore not be required to pay federal income taxes. Accordingly, no provision for federal income or excise tax is required.

Foreign securities held by the Fund may be subject to foreign taxation on dividend income received.

f. Due to/from Brokers and Custodian

Due to/from brokers consists of U.S. dollar and foreign currency cash balances held at the Fund’s prime brokers (Morgan Stanley & Co., Inc., Merrill Lynch Professional Clearing Corp. and Credit Suisse Securities (USA) LLC). The Fund is charged interest on cash it borrows at agreed upon rates with its prime brokers. The amount due from brokers primarily represents receivables for funds held by the broker which result from cash proceeds from the unwinding of swap positions and other trades. It is the Fund’s policy to monitor the credit standing of the broker and other financial institutions with which it conducts business. Due to custodian consists of debit cash balances generated through trading activities held at the Fund’s custodian, The Bank of New York Mellon (the “Custodian”). All amounts due to brokers and custodians will be paid within one year.

Due to brokers also includes the obligation to return cash collateral received from a counterparty due to the appreciation in the fair market value of the fund’s swap instruments, as further discussed in Note 2.g.

Appendix A

ACAP STRATEGIC FUND

NOTES TO FINANCIAL STATEMENTS—SEPTEMBER 30, 2021 (continued)

2. Significant Accounting Policies (continued)

g. Cash Collateral Received for Total Return Swap Contracts and Variation Margin Receivable/Payable

Cash is paid/received periodically (subject to certain thresholds) to/from the counterparty due to the appreciation or depreciation in the fair market values of the Fund’s swap instruments. Settled payments are recorded as Cash Collateral Received for total return swap contracts in the Statement of Assets and Liabilities. Variation Margin Receivable/Payable represents the amount of such payments due from/to counterparty which have not been settled in the Statement of Assets and Liabilities. As of September 30, 2021, the amount of such cash collateral received was $260,910,000 and the amount of Variation Margin Receivable was $14,782,073 as presented in the Statement of Assets and Liabilities. See also Note 12 below.

h. Receivable for Investment Securities Sold and Payable for Investment Securities Purchased

Receivable for investment securities sold and Payable for investment securities purchased represents trades that occurred prior to the end of the Fiscal Period but have not settled as of the end of the Fiscal Period (as defined below). These amounts are presented in the Statement of Assets and Liabilities.

It’s the Fund’s policy to monitor the credit risk of the brokers with which it conducts business.

3. Management Fee

In consideration of management services provided by the Adviser and for services provided by the Adviser or an affiliate for certain administrative services, the Fund pays the Adviser a monthly management fee computed at the annual rate of 1.50% of the Fund’s average daily net assets (the “Management Fee”), which is due and payable in arrears within five business days after the end of each month. This fee is accrued daily as an expense to be paid out of the Fund’s assets and has the effect of reducing the net asset value of the Fund. For the year ended September 30, 2021, Management Fees totaled $176,459,214, included in the Statement of Operations, of which $15,886,458 remained payable to the Adviser at the end of the reporting period and is included on the Statement of Assets and Liabilities.

4. Incentive Fee

The Fund also pays the Adviser a performance-based incentive fee (the “Incentive Fee”). The Incentive Fee is determined as of the end of the fiscal year in an amount equal to 20% of the amount by which the Fund’s net profits for all Fiscal Periods (defined below) exceed the balance of the loss carryforward account (described below), without duplication for any Incentive Fees paid during such fiscal year. The Fund also pays the Adviser the Incentive Fee in the event a Fiscal Period is triggered in connection with a Share repurchase offer by the Fund.

For purposes of calculating the Incentive Fee, net profits means the amount by which: (a) the net assets of the Fund as of the end of a Fiscal Period, increased by the dollar amount of Shares repurchased during the Fiscal Period (excluding Shares to be repurchased as of the last day of the Fiscal Period after determination of the Incentive Fee) and by the amount of dividends and other distributions paid to shareholders during the Fiscal Period and not reinvested in additional Shares (excluding any dividends and other distributions to be paid as of the last day of the Fiscal Period), exceeds (b) the net assets of the Fund as of the beginning of the Fiscal Period, increased by the dollar amount of Shares issued during the Fiscal Period (excluding any Shares issued in connection with the reinvestment of dividends and other distributions paid by the Fund).

Net assets means the total value of all assets of the Fund, less an amount equal to all accrued debts, liabilities and obligations of the Fund, determined in accordance with the valuation and accounting policies and procedures of the Fund.

Appendix A

ACAP STRATEGIC FUND

NOTES TO FINANCIAL STATEMENTS—SEPTEMBER 30, 2021 (continued)

4. Incentive Fee (continued)

“Fiscal Period” means each period ending on the Fund’s fiscal year-end (or such other period ending on the Fund’s fiscal year-end in the event the Fund’s fiscal year is changed), provided that whenever the Fund conducts a Share repurchase offer, the period of time from the last Fiscal Period-end through the effective date of the repurchase offer also constitutes a Fiscal Period for purposes of calculating the Incentive Fee due (if any) on Shares being tendered for repurchase.

The Incentive Fee is payable for a Fiscal Period only if there is no positive balance in the Fund’s loss carryforward account. The loss carryforward account is an account that is credited as of the end of each Fiscal Period with the amount of any net loss of the Fund for that Fiscal Period and will be debited (but not below zero) with the amount of any net profits of the Fund for that Fiscal Period. This is sometimes known as a “high water mark.” The loss carryforward account is also reduced by: (i) the payment by the Fund of any dividend or other distribution to Shareholders (unless the full amount thereof is reinvested in Shares of the Fund); and (ii) any repurchase by the Fund of its Shares.

For the year ended September 30, 2021, Incentive Fees earned by the Adviser amounted to $2,752,865, which is presented in the Statement of Operations.

5. Distribution and Shareholder Servicing Fees

The Board has approved, and the Fund has adopted, a distribution and service plan that allows the Fund to pay distribution and service fees for the sale and distribution of its shares, and the related servicing of shareholders. Under the plan, Class A Shares of the Fund are subject to ongoing distribution and shareholder servicing fees to compensate Selling Agents for selling Shares of the Fund, marketing the Fund and providing, or arranging for the provision of, ongoing investor services and account maintenance services to investors in the Fund. These fees are accrued daily and paid monthly in an amount not to exceed, in the aggregate, 0.75% (on an annualized basis) of the net asset value of the Class A Shares of the Fund (the “Distribution and Shareholder Servicing Fees”). Distribution and Shareholder Servicing Fees are accrued daily as an expense of the Fund. Class W Shares of the Fund are not subject to the Distribution and Shareholder Servicing Fees.

For the year ended September 30, 2021, Distribution and Shareholder Servicing Fees amounted to $68,547,512 and is included in the Statement of Operations. At September 30, 2021, $6,151,573 remained payable as distribution and shareholder servicing fees as presented in the Statement of Assets and Liabilities.

6. Administration Fee, Related Party Transactions and Other

BNY Mellon Investment Servicing (US) Inc. (“BNY Mellon”) serves as the Fund’s administrator and provides various administration, fund accounting, investor accounting and taxation services to the Fund. BNY Mellon also provides transfer agency services to the Fund and is paid a minimum of $20,000 per annum for such services. In consideration of the administration and accounting services, the Fund pays BNY Mellon a monthly asset-based fee that includes the regulatory administration fee, which is not anticipated to exceed .08% of the Fund’s average net assets. The Fund also reimburses BNY Mellon for certain out-of-pocket expenses. For the year ended September 30, 2021, administration fees amounted to $4,899,188, as presented in the Statement of Operations. At September 30, 2021, $1,328,280 of administration fees remained payable, as presented in the Statement of Assets and Liabilities, representing three months’ worth of such fees. Morgan Stanley Fund Services USA LLC (“MSFS”) also provides certain additional reporting (non-distribution) services to the Fund. In consideration for such services, the Fund pays MSFS an amount not anticipated to exceed .01% of the Fund’s average net assets per year.

Appendix A

ACAP STRATEGIC FUND

NOTES TO FINANCIAL STATEMENTS—SEPTEMBER 30, 2021 (continued)

6. Administration Fee, Related Party Transactions and Other (continued)

The Custodian serves as the primary custodian of the Fund’s assets, and may maintain custody of the Fund’s assets with domestic and foreign sub-custodians (which may be banks, trust companies, securities depositories and clearing agencies) approved by the Board in accordance with the requirements set forth in Section 17(f) of the 1940 Act and the rules adopted thereunder. Assets of the Fund are not held by the Adviser or commingled with the assets of other accounts other than to the extent that securities are held in the name of a custodian in a securities depository, clearing agency or omnibus customer account of a custodian.

The Fund’s distributor is Breakwater Group Distribution Services LLC (“Breakwater”). Alkeon, the sole member of the Adviser, is the non-managing member of Breakwater, a broker-dealer that employs certain of Alkeon’s employees. Breakwater, an underwriter under the federal securities laws, serves as Underwriter of the Fund’s Shares on a best efforts basis. Pursuant to the terms of the Underwriter’s distribution agreement with the Fund, the Underwriter may retain Selling Agents to assist in the distribution of Shares. As described in Note 5 above and in the Fund’s prospectus, Distribution and Shareholder Servicing Fees are used to compensate Selling Agents and are generally not retained by Breakwater.

Each Independent Trustee receives an annual retainer of $57,500 plus reimbursement of reasonable out of pocket expenses. Trustees who are “interested persons” do not receive any annual or other fee from the Fund. Trustees who are “interested persons” are reimbursed by the Fund for all reasonable out-of-pocket expenses incurred in performing their duties. The Officers of the Fund serve without compensation.

7. Indemnifications and Financial Guarantees

The Fund has entered into several contracts that contain routine indemnification clauses. The Fund’s maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Fund that have not yet occurred. The Fund has had no claims or payments pursuant to these or prior agreements, and the Fund believes the likelihood of a claim being made is remote. Other than the foregoing, the Fund has no other commitments or contingencies.

8. Securities Transactions

Aggregate purchases and sales of long-term investment securities for the year ended September 30, 2021 amounted to $14,955,154,326 and $13,453,740,898, respectively. For the year ended September 30, 2021, there were no transactions of government securities.

9. Borrowings

The Fund is authorized to borrow money for investment purposes, to meet repurchase requests and for liquidity purposes. Borrowings by the Fund (which do not include securities sold, not yet purchased and derivative transactions), subject to limitations of the 1940 Act, will not exceed 33⅓ percent of the Fund’s total assets. Purchasing equity securities on margin involves an initial cash requirement representing at least 50% of the underlying security’s value with respect to transactions in U.S. markets and varying (typically lower) percentages with respect to transactions in foreign markets. Borrowing for investment purposes (a practice known as “leverage”) is a speculative investment practice and involves certain risks.

Although leverage can increase investment returns if the Fund earns a greater return on the investments purchased with borrowed funds than it pays for the use of those funds, the use of leverage will decrease investment returns if the Fund fails to earn as much on investments purchased with borrowed funds as it pays for the use of those funds. The use of leverage will therefore magnify the impact of changes in the value of investments held by the Fund on the Fund’s net asset value and thus can increase the volatility of the Fund’s net asset value per Share. The Fund’s investment program makes frequent use of leverage.

For the year ended September 30, 2021, the average daily amount of such borrowings was $51,470,423 and the daily weighted average annualized interest rate was 1.83%. At September 30, 2021, the total amount of such borrowings was $5,003, presented as part of due to brokers in the Statement of Assets and Liabilities.

Appendix A

ACAP STRATEGIC FUND

NOTES TO FINANCIAL STATEMENTS—SEPTEMBER 30, 2021 (continued)

10. Transactions in Shares

Transactions in Shares were as follows:

	For the Year Ended September 30, 2021 Shares		For the Year Ended September 30, 2020 Shares
	Class A	Class W	Class A	Class W
Shares at the beginning of the period	282,306,893	100,899,356	191,151,522	53,737,645
Shares sold	99,834,560	49,291,596	91,339,913	45,843,971
Shares reinvested	11,750,377	4,873,278	6,762,274	2,202,465
Shares repurchased	(9,963,321)	(6,228,967)	(6,392,837)	(1,629,898)
Shares exchanged *	(702,617)	951,126	(553,979)	745,173
Net increase (decrease)	100,918,999	48,887,033	91,155,371	47,161,711
Shares at the end of the period.	383,225,892	149,786,389	282,306,893	100,899,356

*	For the year ended September 30, 2021 and year ended September 30, 2020, $18,452,424 and $11,430,430 represent the value of Class A and W Shares exchanged, in the aggregate, respectively. Different Share amounts are due to different net asset values between the Share classes.

As of September 30, 2021, the Adviser and its affiliates own 12,282.546 Class A Shares of the Fund.

11. Principal and Non-Principal Fund Investment Practices and Their Risks

Although the Fund’s principal investment strategy is to invest primarily in publicly traded equity securities of U.S. and foreign companies, the Fund may invest its assets in other types of securities and in other asset classes when, in the judgment of the Adviser (subject to any policies established by the Board), such investments present opportunities for the Fund to achieve maximum capital appreciation, taking into account the availability of equity investment opportunities, market conditions, the relative risk/reward analysis of other investments compared to equity securities, and such other considerations as the Adviser deems appropriate.

The Fund may effect short sales of securities when the Adviser believes that the market price of a security is above its estimated intrinsic or fundamental value. For example, the Fund may “short” a security of a company if the Adviser believes the security is over-valued in relation to the issuer’s prospects for earnings growth. In addition, the Fund may attempt to limit exposure to a possible market decline in the value of its portfolio securities through short sales of securities that the Adviser believes possess volatility characteristics similar to those being hedged. At times, the Fund may be exposed significantly to short positions and, as a result, the dollar value of short positions in the portfolio could exceed the dollar value of long positions.

To effect a short sale, the Fund will borrow a security from a brokerage firm to make delivery to the buyer. The Fund is then obligated to replace the borrowed security by purchasing it at the market price at the time of replacement. Thus, short sales expose the Fund to the risk that it will be required to buy the security sold short (also known as “covering” the short position) at a time when the security has appreciated in value, thus resulting in a loss to the Fund. Positions in stocks sold short are more risky than long positions (purchases) in stocks because the maximum loss on a stock purchased is limited to the amount paid for the stock plus the transaction costs, where in the case of a short sale, there is no limit on the loss that may be incurred. The Fund is required to pay the lender any dividends declared on short positions. Such amounts are recorded on the ex-dividend date as Dividends on securities sold, not yet purchased on the Statement of Operations. In accordance with the terms of its prime brokerage agreement, the Funds may be charged a fee on borrowed securities. Such fees are calculated on a daily basis based upon the market value of each borrowed security and a variable rate that is dependent upon the availability of such security. The fees are presented as Stock loan fees on the Statement of Operations. There is a risk that the borrowed securities would need to be returned to the brokerage firm on short notice. If a request for return of securities occurs at a time when other short sellers of the subject security are receiving similar requests, a “short squeeze” can occur, and the Fund might be compelled, at the most disadvantageous time, to replace borrowed securities previously sold short with purchases on the open market, possibly at prices significantly in excess of the price at which the securities were sold short. The successful use of short selling may be adversely affected by imperfect correlation between movements in the price of the security sold short and the securities being hedged. Short selling may exaggerate the volatility of the Fund’s investment portfolio. Short selling may also produce higher than normal portfolio turnover and may result in increased transaction costs to the Fund. In addition, the Fund, as a result of certain short sale transactions, may recognize short term capital gain.

Appendix A

ACAP STRATEGIC FUND

NOTES TO FINANCIAL STATEMENTS—SEPTEMBER 30, 2021 (continued)

11. Principal and Non-Principal Fund Investment Practices and Their Risks (continued)

The Fund’s short sales have the effect of leveraging the Fund’s assets. The Fund may also generate leverage through engaging in securities lending. The Fund’s use of total return swaps can also expose the Fund to leveraged investment exposure. During periods of volatility, regulators may impose certain restrictions or disclosure requirements on short sales. The levels of restriction and disclosure may vary across different jurisdictions. Such restrictions and disclosure requirements may make it difficult for the Adviser to express its negative views in relation to certain securities, companies or sectors, which may have an adverse effect on the Fund’s ability to implement its investment strategy.

Authoritative guidance on disclosures about derivative instruments and hedging activities requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of gains and losses on derivative instruments and disclosures about credit-risk-related contingent features in derivative agreements. The realized gain/(loss) on swap contracts and foreign currency transactions is ref lected on the Statement of Operations within these financial statements. The net change in unrealized appreciation/ depreciation on swap contracts is ref lected on the Statement of Operations within these financial statements. The net change in unrealized appreciation/depreciation on foreign currency transactions is ref lected on the Statement of Operations within these financial statements as a component of the net change in unrealized appreciation/ depreciation from investment activities and foreign currency transactions. Option contracts serve as components of the Fund’s investment strategies and are utilized to structure investments to enhance the performance of the Fund.

Foreign (Non-U.S.) Risk – Investments in securities of non-U.S. issuers may involve more risk than those of U.S. issuers. These securities may f luctuate more widely in price and may be less liquid due to adverse market, economic, political, regulatory or other factors.

The Coronavirus (“COVID-19”) outbreak has been declared a pandemic by the World Health Organization and has spread to the United States and many other parts of the world and may adversely affect the value and the performance of the Fund’s investments. The outbreak of COVID-19 and new variants of COVID-19 continue to exist both in the U.S. and globally, and related government and private sector responsive actions may adversely affect the Fund’s investments. The extent to which COVID-19 impacts the Fund’s results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and the actions taken to contain it or treat its impact.

a. Bonds and Other Fixed-Income Securities

The Fund may invest without limit in high quality fixed-income securities for temporary defensive purposes and to maintain liquidity. For these purposes, “fixed-income securities” are bonds, notes and debentures issued by corporations; debt securities issued or guaranteed by the U.S. Government or one of its agencies or instrumentalities (“U.S. Government Securities”) or by a foreign government; municipal securities; and mortgage-backed and asset-backed securities. These securities may pay fixed, variable or f loating rates of interest, and may include zero coupon obligations. Fixed-income securities are subject to the risk of the issuer’s inability to meet principal and interest payments on its obligations (i.e., credit risk) and are subject to price volatility due to such factors as interest rate sensitivity, market perception of the credit worthiness of the issuer and general market liquidity (i.e., market risk).

Appendix A

ACAP STRATEGIC FUND

NOTES TO FINANCIAL STATEMENTS—SEPTEMBER 30, 2021 (continued)

11. Principal and Non-Principal Fund Investment Practices and Their Risks (continued)

a. Bonds and Other Fixed-Income Securities (continued)

The Fund may also invest in both investment grade and non-investment grade debt securities. Investment grade debt securities are securities that have received a rating from at least one nationally recognized statistical rating organization (“NRSRO”) in one of the four highest rating categories or, if not rated by any NRSRO, have been determined by the Adviser to be of comparable quality.

The Fund may also invest in convertible bonds.

Non-investment grade debt securities (typically called “junk bonds”) are securities that have received a rating from an NRSRO of below investment grade or have been given no rating, and are considered by the NRSRO to be predominantly speculative with respect to the issuer’s capacity to pay interest and repay principal. Non-investment grade debt securities in the lowest rating categories may involve a substantial risk of default or may be in default. Adverse changes in economic conditions or developments regarding the individual issuer are more likely to cause price volatility and weaken the capacity of the issuers of non-investment grade debt securities to make principal and interest payments than is the case for higher grade debt securities. An economic downturn affecting an issuer of non-investment grade debt securities may result in an increased incidence of default. In addition, the market for lower grade debt securities may be thinner and less active than for higher grade debt securities. The Fund does not expect to invest more than 15% of its net assets in non-convertible debt securities. The Fund’s investments in non-investment grade debt securities, if any, are not expected to exceed 5% of its net assets.

At September 30, 2021, the Fund held no positions of the above-mentioned investments.

b. Exchange Traded Funds and Other Similar Instruments

The Fund may purchase retail shares of exchange-traded funds (“ETFs”) that are registered under the 1940 Act and retail shares of similar investment vehicles that are not registered under the 1940 Act (together with the ETFs, “Traded Funds”) and effect short sales of these shares. Transactions in Traded Funds may be used in seeking maximum capital appreciation or for hedging purposes. Typically, a Traded Fund holds a portfolio of common stocks designed to track the performance of a particular index or a “basket” of stocks of companies within a particular industry sector or group. Traded Funds sell and redeem their shares at net asset value in large blocks (typically 50,000 shares) called “creation units.” Shares representing fractional interests in these creation units are listed for trading on national securities exchanges and can be purchased and sold in the secondary market in lots of any size at any time during the trading day (i.e., retail shares).

Investments in Traded Funds involve certain inherent risks generally associated with investments in a broadly-based portfolio of stocks including risks that the general level of stock prices may decline, thereby adversely affecting the value of each unit of the Traded Funds. In addition, a Traded Fund may not fully replicate the performance of its benchmark index because of the temporary unavailability of certain index securities in the secondary market or discrepancies between the Traded Fund and the index with respect to the weighting of securities or number of stocks held.

Because Traded Funds bear various fees and expenses, the Fund’s investment in these instruments will involve certain indirect costs, as well as transaction costs, such as brokerage commissions. The Adviser considers the expenses associated with an investment in determining whether to invest in a Traded Fund.

At September 30, 2021, the fair value of the above-mentioned investments was $(66,382,775) and is presented as part of securities sold, not yet purchased on the Statement of Assets and Liabilities.

Appendix A

ACAP STRATEGIC FUND

NOTES TO FINANCIAL STATEMENTS—SEPTEMBER 30, 2021 (continued)

11. Principal and Non-Principal Fund Investment Practices and Their Risks (continued)

c. Temporary Investments; U.S. Government Securities Risk

During periods of adverse market conditions in the equity securities markets, the Fund may deviate from its investment objective and invest all or a portion of its assets in high quality debt securities, money market instruments, or hold its assets in cash. Securities will be deemed to be of high quality if they are rated in the top four categories by an NRSRO or, if unrated, are determined to be of comparable quality by the Adviser. Money market instruments are high quality, short-term debt obligations (which generally have remaining maturities of one year or less), and may include: U.S. Government Securities; commercial paper; certificates of deposit and banker’s acceptances issued by domestic branches of United States banks that are members of the Federal Deposit Insurance Corporation (“FDIC”); and repurchase agreements for U.S. Government Securities. In lieu of purchasing money market instruments, the Fund may purchase shares of money market mutual funds that invest primarily in U.S. Government Securities and repurchase agreements involving those securities, subject to certain limitations imposed by the 1940 Act.

The Fund may also invest in money market instruments or purchase shares of money market mutual funds pending investment of its assets in equity securities or non-money market debt securities, or to maintain such liquidity as may be necessary to effect repurchases of shares from shareholders or for other purposes.

It is possible that the U.S. Government would not provide financial support to its agencies or instrumentalities if it were not required to do so by law. If a U.S. Government agency or instrumentality in which the Fund invests defaults and the U.S. Government does not stand behind the obligation, the Fund’s Share price or yield could fall. The U.S. Government’s guarantee of ultimate payment of principal and timely payment of interest of the U.S. Government Securities owned by the Fund does not imply that the Fund’s Shares are guaranteed by the FDIC or any other government agency, or that the price of the Fund’s Shares will not continue to f luctuate.

At September 30, 2021, the fair value of the above-mentioned investments was $502,247,375 and is presented as part of investments in securities on the Statement of Assets and Liabilities.

d. Total Return Swaps

The Adviser may use total return swaps to pursue the Fund’s investment objective of maximum capital appreciation. The Adviser may also use these swaps for hedging purposes. A swap is a contract under which two parties agree to make periodic payments to each other based on specified interest rates, an index or the value of some other instrument, applied to a stated notional amount. Swaps generally can be classified as interest rate swaps, currency swaps, commodity swaps, total return swaps or equity swaps, depending on the type of index or instrument used to calculate the payments. Such swaps would increase or decrease the Fund’s investment exposure to the particular interest rate, currency, commodity or equity involved.

Total return swap agreements are contracts in which one party agrees to make periodic payments based on the change in market value of underlying assets, which may include a specified security, basket of securities, defined portfolios of bonds, loans and mortgages, or securities indexes during the specified period, in return for periodic payments based on a fixed or variable interest rate or the total return of other underlying assets or indices. Total return swap agreements may be used to obtain exposure to a security or market without owning or taking physical custody of such security index or market.

Most swap agreements entered into by the Fund require the calculation of the obligations of the parties to the agreements on a “net basis.” Consequently, current obligations (or rights) under a swap agreement generally will be equal to only the net amount to be paid or received under the agreement based on the relative values of the positions held by each party to the agreement (the “net amount”). The Fund’s current obligations under a swap agreement will be accrued daily (offset against amounts owed to the Fund), and any accrued but unpaid net amounts owed to a swap counterparty will be covered in accordance with applicable regulatory requirements. Obligations under swap agreements so covered will not be construed to be “senior securities” for purposes of the Fund’s investment restriction concerning senior securities.

Appendix A

ACAP STRATEGIC FUND

NOTES TO FINANCIAL STATEMENTS—SEPTEMBER 30, 2021 (continued)

11. Principal and Non-Principal Fund Investment Practices and Their Risks (continued)

d. Total Return Swaps (continued)

The Fund is subject to the market risk associated with changes in the value of the underlying investment or instrument, as well as exposure to credit risk associated with counterparty non-performance on swap contracts. The risk of loss with respect to swaps is limited to the net amount of payments that the Fund is contractually obligated to make. If the other party to a swap defaults, the Fund’s risk of loss generally consists of the net amount of payments that the Fund contractually is entitled to receive and/or the termination value at the end of the contract, which may be different than the amounts recorded on the Statement of Assets and Liabilities. Total return swaps are non-income producing instruments.

The Fund’s total return swap contract counterparty is Morgan Stanley & Co., Inc.

At September 30, 2021, the net amount of the fair value of the above-mentioned investments was $275,692,073 and is presented as unrealized appreciation on total return swap contracts and unrealized depreciation on total return swap contracts on the Statement of Assets and Liabilities.

e. Call and Put Options on Individual Securities

The Fund may purchase call and put options in respect of specific securities, and may write and sell covered or uncovered call and put options for hedging purposes and non-hedging purposes to pursue its investment objective. A put option gives the purchaser of the option the right to sell, and obligates the writer to buy, the underlying security at a stated exercise price at any time prior to the expiration of the option. Similarly, a call option gives the purchaser of the option the right to buy, and obligates the writer to sell, the underlying security at a stated exercise price at any time prior to the expiration of the option. A covered call option written by the Fund is a call option with respect to which the Fund owns the underlying security. A covered put option written by the Fund is a put option with respect to which cash or liquid securities have been placed in a segregated account on the Fund’s books or with the Fund’s custodian to fulfill the obligation undertaken.

The Fund may close out a position when writing options by purchasing an option on the same security with the same exercise price and expiration date as the option that it has previously written on the security. The Fund will realize a profit or loss if the amount paid to purchase an option is less or more, as the case may be, than the amount received from the sale thereof. To close out a position as a purchaser of an option, the Fund would ordinarily make a similar “closing sale transaction,” which involves liquidating the Fund’s position by selling the option previously purchased, although the Fund would be entitled to exercise the option should it deem it advantageous to do so. The Fund may also invest in so-called “synthetic” options or other derivative instruments written by broker-dealers.

Options transactions may be effected on securities exchanges or in the over-the-counter market. Over-the-counter options purchased and sold by the Fund may also include options on baskets of specific securities. The use of options is a highly specialized activity which involves investment techniques and risks different from those associated with ordinary portfolio securities transactions. The Fund may buy and sell call and put options, including options on currencies. If the Fund sells a put option, there is a risk that the Fund may be required to buy the underlying asset at a disadvantageous price. If the Fund sells a call option, there is a risk that the Fund may be required to sell the underlying asset at a disadvantageous price, and if the call option sold is not covered (for example, by owning the underlying asset), the Fund’s losses are potentially unlimited. Options may be traded over-the-counter or on a securities exchange. These transactions involve risks consisting of counterparty credit risk and leverage risk.

At September 30, 2021, the net fair value of the above-mentioned investments was $482,591,796 and is presented as part of purchased options and as part of written options in the Statement of Assets and Liabilities.

Appendix A

ACAP STRATEGIC FUND

NOTES TO FINANCIAL STATEMENTS—SEPTEMBER 30, 2021 (continued)

11. Principal and Non-Principal Fund Investment Practices and Their Risks (continued)

f. Foreign Currency Transactions

Portfolio securities and other assets and liabilities denominated in foreign currencies are translated into U.S. dollars based on the exchange rate of such currencies against U.S. dollars on the date of valuation. The Fund may enter into foreign currency exchange contracts to facilitate transactions denominated in a foreign currency. Purchases and sales of securities and income and expense items denominated in foreign currencies are translated into U.S. dollars at the exchange rate in effect on the transaction date. Occasionally, events may impact the availability or reliability of foreign exchange rates used to convert the U.S. dollar equivalent value. If such an event occurs, the foreign exchange rate will be valued at fair value using procedures established and approved by the Board.

The Fund does not separately report the effect of changes in foreign exchange rates from changes in market prices on securities held. Such changes are included in the net change in unrealized appreciation/depreciation from investment activities and foreign currency transactions and in net realized gain/(loss) from investment activities on the Statement of Operations.

Realized foreign exchange gains or losses arise from sales of foreign currencies, currency gains or losses realized between the trade and settlement dates on securities transactions and the difference between the recorded amounts of dividends, interest, and foreign withholding taxes and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized foreign exchange gains and losses arise from changes in foreign exchange rates on foreign denominated assets and liabilities other than investments in securities held at the end of the reporting period.

The Fund may enter into forward contracts for hedging and non-hedging purposes to pursue its investment objective. These contracts represent obligations to purchase or to sell a specified amount of currency at a future date and at a specified price agreed to by the parties at the time they enter into the contracts and allow the Fund to “lock in” the U.S. dollar prices of securities. However, there may be an imperfect correlation between the securities being purchased or sold and the forward contracts entered into, and there is a risk that a counterparty will be unable or unwilling to fulfill its obligations under the forward contract.

At September 30, 2021, the Fund held no positions of the above-mentioned investments.

The Fund may also seek to hedge against the decline in the value of a currency or, to the extent applicable, to enhance returns, through the use of currency options. Currency options are similar to options on securities. For example, in consideration for an option premium the writer of a currency option is obligated to sell (in the case of a call option) or purchase (in the case of a put option) a specified amount of a specified currency on or before the expiration date for a specified amount of another currency. The Fund may engage in transactions in options on currencies either on exchanges or over-the-counter markets. Currency options involve substantial currency risk, and may also involve credit, leverage or liquidity risk.

At September 30, 2021, the net fair value of the currency options was $20,500,077 and is presented as part of purchased options and as part of written options in the Statement of Assets and Liabilities.

Appendix A

ACAP STRATEGIC FUND

NOTES TO FINANCIAL STATEMENTS—SEPTEMBER 30, 2021 (continued)

12. Balance Sheet Offsetting

In the normal course of business, the Fund enters into derivative transactions subject to enforceable master netting agreements. International Swaps and Derivatives Association, Inc. Master Agreements (“ISDA Master Agreements”) govern OTC financial derivative transactions and related collateral entered into by the Fund and its counterparties. The Fund has entered into ISDA Master Agreements with all of its counterparties. The ISDA Master Agreements maintain provisions for general obligations, representations, agreements, collateral and events of termination or default.

Events of termination include conditions that may entitle the Fund/counterparty to elect to terminate an agreement early and cause the settlement of all outstanding transactions under the applicable ISDA Master Agreement. Any election to terminate a contract early could be material to the financial statements.

In an event of default (i.e. the Fund/counterparty a) fails to post collateral, b) fails to comply with any restrictions or provisions, or c) fails to comply with or perform any agreement or obligation), the counterparty/Fund has the right to set-off any amounts payable by the Fund/counterparty with respect to any obligations against any posted collateral or the cash equivalent of any posted collateral. Further, the counterparty/Fund has the right to liquidate, sell, pledge, re-hypothecate, or dispose of such posted collateral to satisfy any outstanding obligations.

Collateral requirements generally differ by type of derivative. Collateral terms are contract-specific for OTC derivatives (e.g. foreign exchange contracts, options, and certain swaps). Generally, for transactions traded under an ISDA Master Agreement, the collateral requirements are calculated by netting the marked to market amount for each transaction under such agreement and comparing that amount to the value of any collateral currently pledged by the Fund/counterparty. Generally, the amount of collateral due to/from a counterparty must exceed a minimum transfer amount threshold before a transfer is required to be made. To the extent amounts due to the Fund from its derivatives counterparties are not fully collateralized, contractually or otherwise, the Fund bears the risk of loss from the counterparty’s non-performance.

The Fund has elected to not offset eligible financial instruments in the Statement of Assets and Liabilities pursuant to the ISDA Master Agreements.

The Fund’s derivative agreements contain credit-risk related contingent features which include, but are not limited to, a percentage decline in the Fund’s NAV over a specified time period. If an event occurred at September 30, 2021 that triggered a contingent feature, the counterparty to the agreement may require the Fund to post additional collateral or terminate the derivative positions and demand payment. Any collateral already posted with respect to the derivative positions would be used to offset or reduce the payment. The maximum exposure to derivative agreements with credit-risk related contingent features would be the total value of derivative instruments in a net liability position for the Fund as of September 30, 2021, as disclosed in the table below. The aggregate fair value of cash and securities posted as collateral as of September 30, 2021 was $474,574,024. If the credit-risk-related contingent features were triggered at the end of the reporting period, no additional collateral would be required to be posted.

At September 30, 2021, no event occurred that triggered a credit-risk-related contingent feature.

Appendix A

ACAP STRATEGIC FUND

NOTES TO FINANCIAL STATEMENTS—SEPTEMBER 30, 2021 (continued)

12. Balance Sheet Offsetting (continued)

Offsetting of Financial Assets and Derivative Assets

	Gross Amount of Recognized Assets			Gross Amounts Not Offset in the Statement of Assets and Liabilities
	Presented in the Statement of Assets and Liabilities	Gross Amounts Offset	Net Amounts of Assets	Financial Instruments	Cash or Securities Collateral Received (a)	Net Amount
Total return swap contracts	$409,333,640	$(133,641,567)	$275,692,073	$—	$275,692,073	$—
Purchased options	$558,063,538	$—	$558,063,538	$—	$—	$558,063,538

Offsetting of Financial Liabilities and Derivative Liabilities

	Gross Amount of Recognized Liabilities			Gross Amounts Not Offset in the Statement of Assets and Liabilities
	Presented in the Statement of Assets and Liabilities	Gross Amounts Offset	Net Amounts of Liabilities	Financial Instruments	Cash or Securities Collateral Pledged (a)	Net Amount
Total return swap contracts	$133,641,567	$(133,641,567)	$—	$—	$—	$—
Written options	$54,971,665	$—	$54,971,665	$—	$—	$54,971,665

(a)	As of September 30, 2021, the total amount of cash or securities collateral received/pledged is more than the amount reported due to over-collateralization. As of September 30, 2021 the amount of cash or securities collateral received from the counterparty is $260,910,000 and is included as part of cash collateral received for total return swap contracts in the Statement of Assets and Liabilities. The amount of cash or securities collateral pledged to the counterparty is $474,574,024. Securities collateral pledged to the counterparty is based off of notional exposure. The amount of collateral pledged to the counterparty is currently included in the Dreyfus Treasury Obligations Cash Management, Institutional investment, as noted within the Schedule of Investments.

The fair value of derivative instruments as of September 30, 2021 was as follows:

	Fair Value on the Statement of Assets and Liabilities
Asset derivatives not accounted for as hedging instruments	Equity Risk	Foreign Exchange Risk
Total return swap contracts (a)	$409,333,640	$—
Purchased options (b)	537,484,466	20,579,072
Total	$946,818,106	$20,579,072

	Fair Value on the Statement of Assets and Liabilities
Liability derivatives not accounted for as hedging instruments	Equity Risk	Foreign Exchange Risk
Total return swap contracts (c)	$133,641,567	$—
Written options (d)	54,892,670	78,995
Total	$188,534,237	$78,995

Appendix A

ACAP STRATEGIC FUND

NOTES TO FINANCIAL STATEMENTS—SEPTEMBER 30, 2021 (continued)

12. Balance Sheet Offsetting (continued)

(a)	Presented as part of unrealized appreciation on total return swap contracts in the Statement of Assets and Liabilities.
(b)	Presented as part of purchased options, at fair value in the Statement of Assets and Liabilities.
(c)	Presented as part of unrealized depreciation on total return swap contracts in the Statement of Assets and Liabilities.
(d)	Presented as part of written options, at fair value in the Statement of Assets and Liabilities.

Effect of derivative instruments trading activities for the year ended September 30, 2021:

	Realized gain/(loss) recognized on the Statement of Operations
Derivatives not accounted for as hedging instruments	Equity Risk	Foreign Exchange Risk
Total return swap contracts (a)	$(27,123,340)	$—
Purchased options (b)	(488,658,590)	(45,875,408)
Written options (c)	(115,969,699)	812,087
Total	$(631,751,629)	$(45,063,321)

(a)	Presented as part of net realized gain/(loss) from total return swap contracts in the Statement of Operations.
(b)	Presented as part of net realized gain/(loss) from purchased options in the Statement of Operations.
(c)	Presented as part of net realized gain/(loss) from written options in the Statement of Operations.

	Net change in unrealized gain/(loss) recognized on the Statement of Operations
Derivatives not accounted for as hedging instruments	Equity Risk	Foreign Exchange Risk
Total return swap contracts (a)	$(14,176,320)	$—
Purchased options (b)	(169,183,490)	(9,527,748)
Written options (c)	28,550,123	58,204
Total	$(154,809,687)	$(9,469,544)

(a)	Presented as part of net change in unrealized appreciation/depreciation from total return swap contracts in the Statement of Operations.
(b)	Presented as part of net change in unrealized appreciation/depreciation from purchased options in the Statement of Operations.
(c)	Presented as part of net change in unrealized appreciation/depreciation from written options in the Statement of Operations.

The average volume of derivative activities for the year ended September 30, 2021 are as follows:

Derivatives not accounted for as hedging instruments	Derivative Volume
Total return swap contracts (a)	$159,908,681
Purchased options (b)	939,827,459
Written options (c)	(58,789,934)

(a)	Average notional cost basis of the underlying securities within each total return swap contract at the end of each month of the Fiscal Period.
(b)	Average cost basis of the purchased options at the end of each month of the Fiscal Period.
(c)	Average cost basis of the written options at the end of each month of the Fiscal Period.

Appendix A

ACAP STRATEGIC FUND

NOTES TO FINANCIAL STATEMENTS—SEPTEMBER 30, 2021 (continued)

13. Federal Tax Information

During the year ended September 30, 2021, taxable gain differs from net increase in net assets resulting from operations primarily due to: (1) unrealized gain/(loss) from investment activities and foreign currency transactions, as investment gains and losses are not included in taxable income until they are realized; (2) deferred wash sales losses and loss deferrals on unsettled short positions; (3) net deferral of qualified late year losses; (4) deferred straddle losses; and (5) net operating losses.

Net capital losses recognized by the Fund may be carried forward indefinitely, and retain their character as short-term and/or long-term losses. As of September 30, 2021, the Fund had no capital loss carryovers available to offset possible future capital gains. Under federal tax law, capital loss realized after October 31, 2020 and certain ordinary losses realized after December 31, 2020 may be deferred and treated as having arisen on the first day of the following fiscal year. For the year ended September 30, 2021, the Fund incurred and elected to defer qualified late-year ordinary loss of $55,124,094.

As of September 30, 2021, the components of accumulated earnings (deficit) on a tax basis were as follows:

Undistributed ordinary income:	$—
Undistributed long-term capital gains:	216,844,801
Accumulated realized capital and other losses:	(55,124,094)
Net unrealized appreciation/depreciation:	4,233,276,640
Total	$4,394,997,347

As of September 30, 2021, the aggregate unrealized appreciation/depreciation and the aggregate cost of investment securities for tax purposes, including purchased options were as follows:

Excess of value over tax cost gross appreciation	$4,083,684,443
Excess of tax cost over value gross depreciation	(173,482,454)
Net unrealized appreciation	$3,910,201,989

Cost of total investments for income tax purposes	$10,902,129,092

The authoritative guidance requires that certain components of net assets be reclassified between financial and tax reporting. These reclassifications have no effect on net assets or NAV. The permanent differences are primarily attributable to the write-off of net investment loss. For the year ended September 30, 2021, permanent differences in book and tax accounting have been reclassified to paid-in capital, undistributed net investment income (loss) and accumulated realized gain (loss) as follows:

Decrease Paid-in-Capital	Increase Undistributed Net Investment Income/(Loss)	Increase Accumulated Realized Gain/(Loss)
$(989,502,526)	$948,389,087	$41,113,439

During the years ended September 30, 2021, and September 30, 2020, the tax character of the dividends paid by the Fund was $431,164,919 long-term capital gains and $166,617,734 long-term capital gains, respectively.

Appendix A

ACAP STRATEGIC FUND

NOTES TO FINANCIAL STATEMENTS—SEPTEMBER 30, 2021 (continued)

13. Federal Income Tax Information (continued)

ASC Topic 740 Accounting for Uncertainty in Income Taxes (“ASC Topic 740”) provides guidance for how uncertain tax positions should be recognized, measured, presented, and disclosed in the Fund’s financial statements. ASC Topic 740 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Fund’s tax returns to determine whether the tax positions are “more-likely-than-not” of being sustained by the applicable tax authority. Tax positions not deemed to meet the “more-likely-than-not” threshold are recorded as a tax benefit or expense in the current year. Management’s determinations regarding ASC Topic 740 may be subject to review and adjustment at a later date based upon factors including, but not limited to, an ongoing analysis of tax laws, regulations and interpretations thereof. The Fund recognizes the tax benefits of uncertain tax positions only where the position is “more-likely-than-not” to be sustained assuming examination by tax authorities. In accordance with authoritative guidance, management has analyzed the Fund’s tax positions for the open tax years from 2017 through 2020, and has concluded that no provision for income tax is required in the Fund’s financial statements. The Fund recognizes interest and penalties, if any, related to uncertain tax positions as income tax expense in the Statement of Operations. During the period, the Fund did not record any interest or penalties. The Fund is not aware of any tax positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will change materially in the next 12 months.

The Fund may be subject to a tax imposed on net realized gains on securities of certain foreign countries. The Fund records an estimated deferred tax liability for net unrealized gains on these securities in an amount that would be payable if the securities were disposed of on the valuation date. At September 30, 2021, the Fund had no deferred tax liability.

Appendix A

ACAP STRATEGIC FUND

NOTES TO FINANCIAL STATEMENTS—SEPTEMBER 30, 2021 (continued)

14. Financial Highlights

The following table includes selected data for a share outstanding throughout the periods shown.

	Class A
	For the Year Ended September 30, 2021	For the Year Ended September 30, 2020	For the Year Ended September 30, 2019	For the Year Ended September 30, 2018	For the Year Ended September 30, 2017
Net asset value per Share, beginning of period	$25.49	$17.84	$17.06	$16.26	$13.67
Income from investment operations (a):
Net investment income/(loss)	(0.78)	(2.73)	(0.87)	(0.80)	(1.15)
Net realized and net change in unrealized gain/(loss) from investment activities, foreign currency transactions, forward contracts, purchased options and total return swaps	1.07	11.03	2.35	1.96	3.90
Total income/(loss) from investment operations	0.29	8.30	1.48	1.16	2.75
Distributions to shareholders:
Total distributions to shareholders	(1.06)	(0.65)	(0.70)	(0.36)	(0.16)
Net asset value per Share, end of period	$24.72	$25.49	$17.84	$17.06	$16.26
Total return—gross (b) (c) (d)	0.95%	57.87%	11.93%	8.81%	25.24%
Total return—net (b) (c) (d)	0.92%	47.96%	9.60%	7.27%	20.38%
Ratios/supplemental data:
Net assets (dollars in thousands), end of period	9,471,744	7,195,574	3,410,060	2,770,900	2,036,070
Average net assets (dollars in thousands), end of period	9,152,450	4,996,367	3,035,975	2,434,394	1,736,959
Ratio of expenses to average net assets (d) (e)	3.48%	13.92%	7.29%	6.37%	9.60%
Ratio of net investment income/(loss) to average net assets (d) (e)	(2.98%)	(12.71%)	(5.19%)	(4.73%)	(7.93%)
Ratio of incentive fee to average net assets (c) (d)	0.04%	9.73%	2.42%	1.67%	4.76%
Ratio of expenses without incentive fee to average net assets (d) (e)	3.44%	4.19%	4.87%	4.70%	4.84%
Ratio of expenses without incentive fee, dividend & interest expense and security trading related expenses to average net assets (d) (e)	2.37%	2.38%	2.40%	2.40%	2.37%
Ratio of net investment income/(loss) without incentive fee to average net assets (d) (e)	(2.94%)	(2.98%)	(2.77%)	(3.06%)	(3.17%)
Portfolio turnover on investments in securities (c)	107%	149%	94%	125%	85%
Average debt ratio (e)	0.45%	0.60%	0.32%	0.29%	0.18%
Average commission rate paid	$0.05	$0.03	$0.04	$0.04	$0.04

Appendix A

ACAP STRATEGIC FUND

NOTES TO FINANCIAL STATEMENTS—SEPTEMBER 30, 2021 (continued)

14. Financial Highlights (continued)

	Class W
	For the Year Ended September 30, 2021	For the Year Ended September 30, 2020	For the Year Ended September 30, 2019	For the Year Ended September 30, 2018	For the Year Ended September 30, 2017
Net asset value per Share, beginning of period	$19.02	$13.37	$12.89	$12.28	$10.29
Income from investment operations (a):
Net investment income/(loss)	(0.41)	(1.91)	(0.55)	(0.50)	(0.80)
Net realized and net change in unrealized gain/(loss) from investment activities, foreign currency transactions, forward contracts, purchased options and total return swaps	0.78	8.21	1.73	1.47	2.95
Total income/(loss) from investment operations	0.37	6.30	1.18	0.97	2.15
Distributions to shareholders:
Total distributions to shareholders	(1.06)	(0.65)	(0.70)	(0.36)	(0.16)
Net asset value per Share, end of period	$18.33	$19.02	$13.37	$12.89	$12.28
Total return—gross (b) (c) (d)	1.65%	57.91%	12.52%	9.35%	25.92%
Total return—net (b) (c) (d)	1.69%	49.08%	10.42%	8.09%	21.25%
Ratios/supplemental data:
Net assets (dollars in thousands), end of period	2,745,394	1,918,949	718,477	481,211	235,260
Average net assets (dollars in thousands), end of period	2,603,130	1,189,663	583,106	357,231	189,788
Ratio of expenses to average net assets (d) (e)	2.65%	13.02%	6.44%	5.55%	8.98%
Ratio of net investment income/(loss) to average net assets (d) (e)	(2.15%)	(11.84%)	(4.34%)	(3.89%)	(7.30%)
Ratio of incentive fee to average net assets (c) (d)	(0.04%)	9.61%	2.32%	1.58%	4.86%
Ratio of expenses without incentive fee to average net assets (d) (e)	2.69%	3.41%	4.12%	3.97%	4.12%
Ratio of expenses without incentive fee, dividend & interest expense and security trading related expenses to average net assets (d) (e)	1.62%	1.63%	1.65%	1.65%	1.63%
Ratio of net investment income/(loss) without incentive fee to average net assets (d) (e)	(2.19%)	(2.23%)	(2.02%)	(2.31%)	(2.44%)
Portfolio turnover on investments in securities (c)	107%	149%	94%	125%	85%
Average debt ratio (e)	0.45%	0.60%	0.32%	0.29%	0.18%
Average commission rate paid	$0.05	$0.03	$0.04	$0.04	$0.04

(a)	Per Share amounts presented are based on the average monthly Shares outstanding throughout the period indicated.
(b)	Total return gross/net of incentive fee is calculated assuming an investment on the first day of each period reported, reinvestment of all dividends and distributions, if any, at net asset value on the ex-dividend dates, and a sale at net asset value on the last day of each period reported. The figures do not include any applicable sales charges; results would be lower if they were included. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund Shares.
(c)	Non-annualized for periods less than one year.
(d)	The computation of such ratios for an individual shareholder may vary from these ratios due to timing of capital activity.
(e)	Annualized for periods of less than one year.

Appendix A

ACAP STRATEGIC FUND

NOTES TO FINANCIAL STATEMENTS—SEPTEMBER 30, 2021 (continued)

15. Subsequent Events

Subsequent to September 30, 2021, and through November 19, 2021, the Fund had capital subscriptions of $183,635,110 and $72,494,106 in Class A shares and Class W shares, respectively.

Subsequent to September 30, 2021, Credit Suisse Securities (USA) LLC announced that it had made the decision to exit its prime brokerage business.

PART C – OTHER INFORMATION

Item 25. Financial Statements and Exhibits

25(1)	Financial Statements:

The following statements of ACAP Strategic Fund (the “Registrant”) are included as Appendix A in Part B of this Registration Statement:

Annual Audited Financial Statements:

Report of Independent Registered Public Accounting Firm

Statement of Assets and Liabilities as of September 30, 2021

Schedule of Investments as of September 30, 2021

Schedule of Purchased Options as of September 30, 2021

Schedule of Securities Sold, Not Yet Purchased as of September 30, 2021

Schedule of Written Options as of September 30, 2021

Schedule of Swap Contracts as of September 30, 2021

Statement of Operations for the year ended September 30, 2021

Statement of Changes in Net Assets for the years ended September 30, 2021 and September 30, 2020

Statement of Cash Flows for the year ended September 30, 2021

Notes to Financial Statements

25(2)	Exhibits

	(a)(1)	Certificate of Trust, dated June 26, 2009.(1)

	(a)(2)	Certificate of Amendment to Certificate of Trust, dated June 30, 2009.(1)

	(a)(3)	Certificate of Amendment to Certificate of Trust, dated August 7, 2009.(2)

	(a)(4)	Certificate of Amendment to Certificate of Trust, dated October 1, 2009.(2)

	(a)(5)	Certificate of Amendment to Certificate of Trust, dated November 17, 2009.(2)

	(a)(6)	Amended and Restated Certificate of Trust, dated December 29, 2009.(2)

	(a)(7)	Agreement and Declaration of Trust.(1)

	(a)(8)	Amended and Restated Declaration of Trust.(2)

	(b)	By-Laws of Registrant.(1)

	(c)	Not Applicable.

	(d)	Incorporated by reference to Exhibits (a)(3) and (b) above.

	(e)	Included in Registrant’s Prospectus.

	(f)	Not Applicable.

	(g)(1)	Form of Investment Advisory Agreement between the Registrant and SilverBay Capital Management LLC (the “Adviser”).(2)

	(g)(2)	Amendment No. 1 to Investment Advisory Agreement between Registrant and the Adviser(7)

	(h)(1)	Form of Selling and Shareholder Servicing Agreement between the Underwriter and the dealers to become parties thereto.(2)

	(h)(2)	Distribution Agreement between Registrant and Breakwater Group Distribution Services, LLC (“Breakwater” or the “Underwriter”)(9)

	(h)(3)	Sub-Distribution Agreement between Breakwater and Foreside Fund Services, LLC(8)

	(i)	Not Applicable.

	(j)(1)	Form of Custodian Services Agreement between the Registrant and The Bank of New York Mellon (“BNY”).(2)

(j)(2)	Form of Special Custody Account Agreement by and among the Registrant, BNY and Morgan Stanley & Co. Incorporated.(2)

(j)(3)	Form of Foreign Custody Manager Agreement by and among the Registrant and The Bank of New York Mellon.(5)

(j)(4)	Form of Special Custody Account Agreement by and among the Registrant, BNY and Merrill Lynch Professional Clearing Corp.(9)

(k)(1)	Form of Administration and Accounting Services Agreement between the Registrant and BNY Mellon Investment Servicing (US) Inc. (“BNYMIS”).(2)(4)

(k)(2)	Form of Transfer Agency Services Agreement between the Registrant and PNC.(2)(4)

(k)(3)	Power of Attorney.(3)

(k)(4)	Amendment No. 1 to Administration and Accounting Services Agreement between the Registrant and BNYMIS.(8)

(k)(5)	Amendment No. 2 to Administration and Accounting Services Agreement between the Registrant and BNYMIS.(9)

(l)	Opinion and Consent of Kramer Levin Naftalis & Frankel LLP.(10)

(m)	Not Applicable.

(n)	Consent of Grant Thornton LLP, the independent registered public accountant of the Registrant.*

(o)	Not Applicable.

(p)	Form of Agreement Regarding Provision of Initial Capital.(2)

(q)	Not Applicable.

(r)(1)	Amended Code of Ethics of the Registrant(8)

(r)(2)	Amended Joint Code of Ethics of the Adviser and Alkeon.*

(r)(3)	Amended Code of Ethics of Breakwater(8)

(1) Previously filed as an Exhibit to the Registrant’s Registration Statement on Form N-2 (File No. 333-160653), filed July 17, 2009.

(2) Previously filed as an Exhibit to the Registrant’s Pre-Effective Amendment No. 2 to the Registration Statement on Form N-2 (File Nos. 333-160653 and 811-22312), filed December 30, 2009.

(3) Previously filed as an Exhibit to the Registrant’s Pre-Effective Amendment No. 1 to the Registration Statement on Form N-2 (File Nos. 333-160653 and 811-22312), filed December 16, 2009.

(4) BNYMIS (formerly PNC Global Investment Servicing (U.S.) Inc.) currently serves as the Registrant’s administrator.

(5) Previously filed as an Exhibit to the Registrant’s Registration Statement on Form N-2 (File Nos. 333-179747 and 811-22312), filed February 27, 2012.

(6) Previously filed as an Exhibit to the Registrant’s Registration Statement on Form N-2 (File Nos. 333-186928 and 811-22312), filed February 27, 2013.

(7) Previously filed as an Exhibit to the Registrant’s Registration Statement on Form N-2 (File Nos. 333-186928 and 811-22312), filed January 27, 2016.

(8) Previously filed as an Exhibit to the Registrant’s Registration Statement on Form N-2 (File Nos. 333-201681 and 811-22312), filed January 17, 2017.

(9) Previously filed as an Exhibit to the Registrant’s Registration Statement on Form N-2 (File Nos. 333-229309 and 811-22312), filed January 18, 2019.

(10) Previously filed as an Exhibit to the Registrant’s Registration Statement on Form N-2 (File Nos. 333-252270 and 811-22312), filed January 20, 2020.

* Filed herewith.

Item 26. Marketing Arrangements

Not applicable.

Item 27. Other Expenses of Issuance and Distribution

Not applicable.

Item 28. Persons Controlled by or Under Common Control

Not applicable.

Item 29. Number of Holders of Securities

The following table sets forth the approximate number of record holders of the Registrant’s shares as of November 1, 2021:

Number of
Title of Class	Record Holders
Shares of Beneficial Interest	54,719

Item 30. Indemnification

Reference is made to Section 2, Article VII of the Registrant’s Amended and Restated Declaration of Trust (“Declaration of Trust”), previously filed as an Exhibit to the Registrant’s Registration Statement on Form N-2 (File No. 333-160653 and 811-22312), filed December 30, 2009, and Section 13(a) of the Registrant’s Investment Advisory Agreement (the “Advisory Agreement”), previously filed as an Exhibit to the Registrant’s Pre-Effective Amendment No. 2 to the Registration Statement on Form N-2 (File Nos. 333-160653 and 811-22312), filed December 30, 2009. The Registrant hereby undertakes that it will apply the indemnification provisions of the Declaration of Trust and Advisory Agreement in a manner consistent with Release 40-11330 of the Securities and Exchange Commission under the Investment Company Act of 1940, as amended (the “1940 Act”), so long as the interpretation therein of Sections 17(h) and 17(i) of the 1940 Act remains in effect.

The Registrant will maintain insurance on behalf of any person who is an independent trustee, officer, employee, or agent of the Registrant against certain liability asserted against and incurred by, or arising out of, his or her position. However, in no event will the Registrant pay that portion of the premium, if any, for insurance to indemnify any such person for any act for which the Registrant itself is not permitted to indemnify.

Item 31. Business and Other Connections of the Adviser

A description of any other business, profession, vocation, or employment of a substantial nature in which the Adviser, and each director, officer, or partner of the Adviser, is or has been engaged within the last two fiscal years for his or her own account or in the capacity of director, employee, partner or trustee, is set forth in Part A and B of this registration statement. Additional information can be found in the Form ADV of the Adviser and Alkeon, as filed with the SEC (SEC File No. 801-70549 and 801-60773, respectively), and are incorporated herein by this reference.

Item 32. Location of Accounts and Records

BNYMIS, the Fund’s administrator, maintains certain required accounting related and financial books and records of the Registrant at 301 Bellevue Parkway, Wilmington, Delaware 19809. The other required books and records are maintained by the Adviser at 350 Madison Avenue, 20th Floor, New York, New York 10017.

Item 33. Management Services

Except as described or in the SAI under the caption “Investment Advisory and Other Services” and “General Information,” the Registrant is not a party to any management service related contract.

Item 34. Undertakings

The Registrant expects to suspend the offering of its shares until it amends its Prospectus if: (1) subsequent to the effective date of its registration statement, the net asset value declines (unrelated to repurchases of shares) by more than 10 percent (for a sustained period) from its net asset value as of the effective date of the registration statement or (2) the net asset value increases (for a sustained period unrelated to investor subscriptions) to an amount greater than its net proceeds as stated in the Prospectus.

The Registrant undertakes, pursuant to Rule 415 under the Securities Act of 1933, as amended (the “1933 Act”), as follows:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(a) To include any prospectus required by Section 10(a)(3) of the 1933 Act;

(b) To reflect in the Prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

(c) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(2) That, for the purpose of determining any liability under the 1933 Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

The Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of a written or oral request, any statement of additional information.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, the undersigned certifies that it meets all of the requirements for immediate effectiveness of this registration statement pursuant to Rule 486(b) under the Securities Act of 1933, as amended, and has duly caused this registration statement on Form N-2 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 14th day of January, 2022.

ACAP STRATEGIC FUND

By:	/s/ Gregory D. Jakubowsky
Name: Gregory D. Jakubowsky
Title: President and Principal Executive Officer

Pursuant to requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the date indicated.

	Title	Date
/s/ Gregory D. Jakubowsky	President, Principal Executive Officer and Trustee	January 14, 2022
Gregory D. Jakubowsky

/s/ George Mykoniatis	Treasurer and Principal Financial Officer	January 14, 2022
George Mykoniatis

/s/ William F. Murphy	Trustee	January 14, 2022
William F. Murphy*

/s/ Jorge Orvananos	Trustee	January 14, 2022
Jorge Orvananos*

*By:	/s/ Gregory D. Jakubowsky
Gregory D. Jakubowsky, attorney-in-fact

EXHIBIT INDEX

Exhibits	Description

(n)	Consent of Grant Thornton LLP, the independent registered public accountant of the Registrant

(r)(2)	Amended Joint Code of Ethics of the Adviser and Alkeon